SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C.


                                    FORM T-3


           FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES UNDER THE
                           TRUST INDENTURE ACT OF 1939


                            UGLY DUCKLING CORPORATION
                               (NAME OF APPLICANT)


               2525 E. CAMELBACK SUITE 500, PHOENIX, ARIZONA 85016
                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)


           SECURITIES TO BE ISSUED UNDER THE INDENTURE TO BE QUALIFIED

         TITLE OF CLASS                                   AMOUNT

11% Subordinated Debentures due 2007                    $27,500,000


                  Approximate date of proposed public offering:
                                February 22, 2000

                     Name and address of agent for service:
                              Jon D. Ehlinger, Esq.
                                 General Counsel
                            Ugly Duckling Corporation
                       2525 East Camelback Road, Suite 500
                             Phoenix, Arizona 85016

                                    copy to:
                                  Steve Pidgeon
                              Smell & Wilmer L.L.P.
                               One Arizona Center
                           Phoenix, Arizona 85004-0001

The Company hereby amends this application for qualification on such date or dates as may be necessary to delay its effectiveness until (i) the 20th day after the filing of a further amendment which specifically states that it shall supersede this application, or (ii) such date as the Securities and Exchange Commission, acting pursuant to Section 307(c) of the Act, may determine upon written request of the Company.

         The Indenture being qualified hereby was also the subject of a Form T-3 filing (No. 22-22393) made on September 17, 1998 and declared effective by the Securities and Exchange Commission on October 20, 1998, which Form T-3 filing described an exchange offer of the Company commenced on September 21, 1998 and which expired October 19, 1998, and a Form T-3 filing (No. 22-22415) made on November 20, 1998 and declared effective on December 21, 1998, which Form T-3 filing described an exchange offer of the Company commenced on November 24, 1998 and which expired December 22, 1998. Because the Company is now commencing a new exchange offer with respect to Indenture securities, this filing is being made for protective purposes.

                                     GENERAL

1.   General Information.

     (a)  Form of organization: A corporation

     (b)  State or other  sovereign  power  under  the laws of which  organized:
          Delaware

2.   Securities Act exemption applicable.

         Ugly Duckling Corporation, a Delaware corporation (the "Company") is offering to exchange (the "Exchange Offer") up to 2,500,000 shares of its common stock, par value $.001 per share ("Common Stock"), for up to $27,500,000 aggregate principal amount of its 11% Subordinated Debentures due 2007 (the "Debentures") on the basis of $11 principal amount of Debentures per share. The Debentures will be issued under the Indenture dated as of October 15, 1998 (the "Base Indenture") between the Company and Harris Trust and Savings Bank, as trustee (the "Trustee"), as amended by the First Supplemental Indenture thereto dated as of October 15, 1998 and the Second Supplemental Indenture thereto dated as of _________ __, 2000 (collectively, the "Indenture").

         The Exchange Offer is being made pursuant to the Offering Circular dated February 22, 2000 (the "Offering Circular"), and the related Letter of Transmittal and Notice of Guaranteed Delivery of even date therewith.

         The  Company  is  relying  on  the  exemption  from  the   registration
requirements of the Securities Act of 1933, as amended (the "Securities Act"), provided by Section 3(a)(9) thereunder in connection with the Exchange Offer.

         There have been no sales of securities of the same class by the issuer or by or through an underwriter at or about the same time as the Exchange Offer. The Company has retained Corporate Investor Communications, Inc. as the "Information Agent" and Harris Trust and Savings Bank as the "Exchange Agent" in connection with the Exchange Offer. The Information Agent and the Exchange Agent will provide to holders of Common Stock only information otherwise contained in the Offering Circular and general information regarding the mechanics of the exchange process. The Exchange Agent will provide the actual acceptance and exchange services with respect to the exchange of the Common Stock and the Debentures. Neither the Information Agent nor the Exchange Agent will solicit exchanges in connection with the Exchange Offer or make recommendations as to the acceptance or rejection of the Exchange Offer. Both the Information Agent and the Exchange Agent will be paid reasonable fees directly by the Company for their services.

         There are no cash payments made or to be made by any holder of the Common Stock.

                                  AFFILIATIONS

3.       Affiliates.

         The following is a list of all direct and indirect subsidiaries and affiliates of the Company. Indirect subsidiaries are indented and listed under their direct parent. Unless otherwise indicated the basis of control is
ownership  of  equity   securities  and  all   subsidiaries   are   wholly-owned
subsidiaries.

Ugly Duckling Corporation (Delaware)

A.   Ugly Duckling Car Sales and Finance Corporation (Arizona)

     1.   Ugly Duckling Credit Corporation (Arizona)

          a.   Champion Financial Services, Inc. (Arizona)

     2.   Ugly Duckling Car Sales, Inc. (Arizona)

          a.   Ugly Duckling Car Sales Florida,  Inc. (Florida)
          b.   Ugly Duckling Portfolio Partnership, LLP (Arizona)
               1.   Ugly Duckling Finance Corporation (Arizona)
               2.   Ugly Duckling Credit Corporation (Arizona)

     3.   Ugly Duckling Portfolio Corporation (Arizona)

     4.   Ugly Duckling Receivables Corp. (Delaware)

     5.   Ugly Duckling Receivables Corp. II (Delaware)

     6.   Drake Insurance Services, Inc. (Arizona)

               a.   Drake Insurance Agency, Inc. (Arizona)
               b. Drake Property & Casualty Insurance Company (Turks & Caicos Islands)
               c.   Drake Life Insurance Company (Turks & Caicos Islands)

     7.   UDRAC, Inc. (Arizona)

     8.   UDRAC Rentals, Inc. (Arizona)

B.   Cygnet Financial Corporation (Delaware)

               a.   Cygnet Financial Services, Inc. (Arizona)
               b.   Cygnet Financial Portfolio, Inc. (Arizona)
               c.   Cygnet Support Services, Inc. (Arizona)
               d.   Fidelity Funding Auto Receivables Corp. I
               e.   Fidelity Funding Auto Receivables Corp. II
               f.   Fidelity Funding Auto Receivables Corp. III
                    1.   Fidelity Funding Receivables, L.L.C.

     Ernest C. Garcia II owns approximately 32% of the outstanding Common Stock of the Company, but hereby disclaims control of the Company. Mr. Garcia also owns 100% of the outstanding voting securities of Verde Investments, Inc. and a controlling interest in other privately held companies.

                             MANAGEMENT AND CONTROL

4.       Directors and executive officers.

         The names and mailing addresses of the directors and executive officers of the Company are set forth below. The title of each of the executive officers set forth below refers to such executive officer's position with the Company.


                NAME                                  ADDRESS                                OFFICE

Ernest C. Garcia II                    2525 E. Camelback Rd., Suite 500       Chairman of the Board of Directors
                                       Phoenix, Arizona 85016

Gregory B. Sullivan                    2525 E. Camelback Rd., Suite 500       President, Chief Executive Officer
                                       Phoenix, Arizona 85016                 and Director

Steven T. Darak                        2525 E. Camelback Rd., Suite 500       Chief Financial Officer, Senior Vice
                                       Phoenix, Arizona 85016                 President and Principal Accounting
                                                                              Officer

Donald L. Addink                       2525 E. Camelback Rd., Suite 500       Senior Vice President and Treasurer
                                       Phoenix, Arizona 85016

Jon D. Ehlinger                        2525 E. Camelback Rd. , Suite 500      Vice President, Secretary and
                                       Phoenix, Arizona 85016                 General Counsel

Steven A. Tesdahl                      2525 E. Camelback Rd., Suite 500       Senior Vice President and Chief
                                       Phoenix, Arizona 85016                 Information Officer

Christopher D. Jennings                2525 E. Camelback Rd., Suite 500       Independent Director
                                       Phoenix, Arizona 85016

John N. MacDonough                     2525 E. Camelback Rd., Suite 500       Independent Director
                                       Phoenix, Arizona 85016

Frank P. Willey                        2525 E. Camelback Rd., Suite 500       Independent Director
                                       Phoenix, Arizona 85016

5.       Principal owners of voting securities.

         Based upon the most recent information available to the Company, the following individuals own ten percent (10%) or more of the voting securities of the Company.

                             As of February 14, 2000

          NAME AND COMPLETE                     TITLE OF                  AMOUNT                 % OF VOTING
           MAILING ADDRESS                    CLASS OWNED                 OWNED               SECURITIES OWNED
           ---------------                    -----------                 -----                     -----
Ernest C.  Garcia II                          Common Stock              4,814,500                    32%
2525 E. Camelback Rd..
Suite 500
Phoenix, Arizona 85016
Harris Associates L.P.                        Common Stock             1,962,000(1)               13.19%(1)
Two North LaSalle Street
Suite 500
Chicago, IL  60602-3790

(1) Based on Schedule 13Gs filed February 7, 2000, as of December 31, 1999, by Harris Associates L.P. ("Harris") and an affiliate Harris Associates Investment Trust ("Harris Trust"). Harris Trust has beneficial ownership of 1,750,000 shares (or 11.76%), and Harris has beneficial ownership of 1,962,000, including shares beneficially owned by Harris Trust.

                                  UNDERWRITERS

6. Underwriters. The following are the names and complete mailing address of (a) each person who within three years prior to the date of filing the application, acted as an underwriter of any securities of the obligor which were outstanding on the date of filing the application and (b) each proposed principal underwriter of the securities proposed to be offered. The title of each class of securities underwritten by each person specified in (a) also follows:

          (a) The following was the underwriter in the Company's issuance in 1997 of shares of its common stock:

                  Friedman, Billings, Ramsey & Co., Inc.
                  Potomac Tower
                  1001 19th Street North
                  Arlington, VA 22209

         In addition, Greenwich Capital Markets has acted as underwriter in connection with the issuance of certificates in a number of securitizations of finance receivables generated by Company dealerships or purchased from third parties, certain limited obligations as to which have been guaranteed by the Company.

          (b) There are no underwriters of the securities proposed to be offered in the Exchange Offer.

                               CAPITAL SECURITIES

7.       Capitalization.

          (a) The following information is provided as to each authorized class of securities of the Company.

               (i)  Equity Securities (as of February 14, 2000)

             TITLE OF CLASS                        AMOUNT AUTHORIZED                   AMOUNT OUTSTANDING
             --------------                        -----------------                   ------------------

Common Stock                               100,000,000                                   14,906,152 (1)
$.001 par value
Preferred Stock                            10,000,000                                           0
$.001 par value

(1)      The Company also has outstanding warrants to purchase Common Stock as follows:


                                                                                          EXERCISE PRICE
             NO. OF WARRANTS                       EXERCISABLE THROUGH                       PER SHARE
             ---------------                       -------------------                       ---------
121,023                                               June 21, 2006                           $ 6.75
174,000                                               June 21, 2001                           $ 9.45
325,000                                               April 1, 2001                           $20.00
50,000*                                              February 9, 2001                         $12.50
500,000                                               February, 2001                          $10.00

         *In February 1998, the Company's Discontinued Operations entered into servicing and transition servicing arrangements with Reliance Acceptance Group, Inc. ("Reliance") , which company also filed a voluntary petition for relief under Chapter 11 of the Bankruptcy Code that same month. Pursuant to the servicing agreement entered into between the Company and Reliance (the "Servicing Agreement"), as amended, following the effective date of Reliance's plan of reorganization, the Company will service certain receivables of Reliance in exchange for (i) a monthly servicing fee of the greater of four percent (4%) per annum of the aggregate outstanding principal balance of all non-defaulted receivables computed monthly on the basis of the declining balance of the receivables portfolio (consisting of Reliance's portfolio of (A) prime receivables and (B) sub-prime receivables), or fifteen dollars ($15.00) per receivable per month plus reimbursement of certain costs and expenses; (ii) $1.3 million in proceeds realized from the sale of a pool of charged off receivables existing as of the Reliance petition date ("Charged-Off Proceeds"); (iii) a total of (A) four percent (4%) of the outstanding principal balance of each receivable (exclusive of defaulted and certain other receivables) sold in any bulk sale to a person other than the Company or an affiliate of the Company, and
(B) $3.25 million in net collections, recovery, and sale proceeds from the receivables portfolio and certain other cash receipts of Reliance reduced by any amount previously paid under clause (A) above, following payment of Reliance's primary bank debt and, if applicable, repayment to Reliance of any proceeds of litigation, the Reliance Warrants (as defined below),and equity proceeds used by Reliance to pay its primary bank debt ("Post-Bank Debt Proceeds"); and (iv) following the Company's receipt of the Post-Bank Debt Proceeds, fifteen percent (15%) of the net collections, recovery, and sale proceeds from the receivables portfolio and certain other cash receipts of Reliance (the "Incentive Fee"). Reliance, in consideration for entering into the Servicing Agreement will receive privately issued warrants ("Reliance Warrants") to purchase shares of Common Stock of the Company as follows: fifty thousand (50,000) Reliance Warrants will be granted to Reliance upon the Company's receipt of the Charged-Off Proceeds; up to one hundred thousand (100,000) Reliance Warrants will be granted to Reliance based on the Company's receipt of up to $3.25 million of Post-Bank Debt Proceeds; and Reliance will be granted an additional seventy-five thousand (75,000) Reliance Warrants for every $1 million actually received by the Company through the Incentive Fee. The Reliance Warrants will have a strike price of twelve dollars and 50/100 ($12.50) or one hundred twenty percent (120%) of the market price of the Common Stock on the date of issuance of the Reliance Warrants. The Reliance Warrants will be exercisable as follows:
(i) the first 50,000 Reliance Warrants will be exercisable for three years from the Reliance Petition Date, and (ii) all remaining Reliance Warrants will be exercisable for three years from the date of issuance.

         As of February 17, 2000, the Company also had outstanding approximately 1,794,317 options to purchase Common Stock issued under employee benefit plans of the Company.

(ii)     Debt Securities (as of January 31, 2000).

         The Company has registered $200,000,000 in aggregate principal amount of its debt securities under the Securities Act pursuant to a Registration Statement on Form S-3 (No. 333-31531) filed with the Commission on July 18, 1997. To date, no debt securities have been issued thereunder.

         The Company also has outstanding $15 million of subordinated notes payable, approximately $34 million of notes payable secured by the stock of the Company's bankruptcy remote subsidiaries and certain other residuals in finance receivables, and indebtedness outstanding from time to time under the Company's revolving facility with General Electric Capital Corporation. In addition, pursuant to the prior exchange offers, the Company has outstanding approximately $17.5 million in principal amount of subordinated debt.

         See also description of certain guarantees of the Company in Item 6(a).

(b) The following is a brief outline of the voting rights of each class of voting securities referred to in paragraph (a) above.

         See description of the Company's Common Stock and Preferred Stock under "Description of Capital Stock" in the Offering Circular attached as Exhibit T3E.l.

                              INDENTURE SECURITIES

8.       Analysis of indenture provisions.

         The following is an analysis of the Indenture provisions required under
Section 305(a)(2) of the Trust Indenture Act of 1939, as amended.

         Capitalized terms used herein and not otherwise defined are defined in the Indenture or in the Offering Circular. Up to $100,000,000 of securities ("Securities") may be issued under the Indenture in one or more series of which the Debentures will be one series.

A.       EVENTS OF DEFAULT

         Each of the following will constitute an Event of Default under the Indenture with respect to Securities of any series: (a) failure to pay principal of or any premium on any Securities of that series when due; (b) failure to pay any interest on any Securities of that series when due, continued for 30 days;
(C) failure to deposit any sinking fund payment, when due, in respect of any Securities of that series; (d) failure to perform any other covenant of the Company in the Indenture (other than a Covenant included in the Indenture solely for the benefit of a series other than that series), continued for 90 days after written notice has been given by the Trustee, or the Holders of at least 25% in principal amount of the Outstanding Securities of that series, as provided in the Indenture; (e) certain events in bankruptcy, insolvency, or reorganization, and (f) any other Event of Default specified for such series in the supplemental indenture or Board Resolution creating or governing such series. There are no additional Events of Default provided for the Debentures.

         If a default with respect to Securities of any series occurs, the Trustee shall give the Holders of such Securities notice of such default as and to the extent provided in the Trust Indenture Act; provided that in the case of any default specified in subclause (d) of the immediately preceding paragraph, no such notice shall be given until at least 30 days after the occurrence thereof.

B.       AUTHENTICATION AND DELIVERY

         The Securities shall be executed on behalf of the Company by its Chairman of the Board, its Vice Chairman of the Board, its President or one of its Vice Presidents, and attested by its Secretary or one of its Assistant Secretaries. The signature of any of these officers on the Securities may be manual or facsimile. The Indenture does not contain any provisions limiting the use of proceeds from sale of the Securities. The Company will not receive any proceeds (other than shares of Common Stock) upon issuance of the Debentures.

C.       RELEASE OF PROPERTY SUBJECT TO LIEN

         The Company's obligations under the Securities will not be secured by any liens or security interests on any assets of the Company. Therefore, the Indenture does not contain any provisions with respect to the release or the release and substitution of any property subject to such a lien.

D.       SATISFACTION AND DISCHARGE

         Under the terms of the Indenture, the Company will be discharged from all its obligations with respect to the Securities of a series (except for certain obligations to exchange or register the transfer of such Securities, to replace stolen, lost, or mutilated Securities, to maintain paying agencies, and to hold moneys for payment in trust) upon satisfaction of certain conditions, including the deposit in trust for the benefit of the Holders of such Securities of money or U.S. Government Obligations, or both, which, through the payment of principal and interest in respect thereof in accordance with their terms, will provide money in an amount sufficient to pay the principal of and any premium and interest on such Securities on the respective Stated Maturities or on any Redemption Date established for such Securities in accordance with their terms. Such defeasance or discharge may occur only if, among other things, the Company has delivered to the Trustee an opinion of Counsel to the effect that the Company has received from, or there has been published by, the United States Internal Revenue Service a ruling, or there has been a change in tax law, in either case to the effect that Holders of such Securities will not recognize gain or loss for federal income tax purposes as a result of such deposit, defeasance, and discharge and will be subject to federal income tax on the same amount, in the same manner, and at the same times as would have been the case if such deposit, defeasance, and discharge were not to occur.

         The Indenture will also be deemed to be satisfied and discharged, except as to certain limited provisions, as to Securities of a series that have become due and payable or will become due and payable at their Stated Maturity within one year from the date of determination or are to be called for redemption within one year under arrangements satisfactory to the Trustee, but only if the Company deposits money in an amount sufficient to pay the entire principal, premium, and interest to the date of deposit (as to Securities that have become due and payable) or to the Stated Maturity or Redemption Date as the case may be, and certain other conditions are satisfied.

E.       EVIDENCE OF COMPLIANCE WITH CONDITIONS AND COVENANTS

         The Company will deliver to the Trustee, within 120 days after the end of each fiscal year of the Company ending after the date hereof, an Officers Certificate, stating whether or not to the best knowledge of the signers thereof the Company is in default in the performance and observance of any of the terms, provisions and conditions of this Indenture (without regard to any period of grace or requirement of notice provided hereunder) and, if the Company shall be in default, specifying all such defaults and the nature and status thereof of which they may have knowledge.

9. Other Obligors. The following is the name and complete mailing address of any person, other than the applicant, who is an obligor upon the Indenture securities.

          No person other than the Company is an obligor with respect to the Debentures.

          Contents of the application for qualification. This application for qualification comprises - -

(a)  Pages numbered 1 to 10, consecutively.

(b) The statement of eligibility and qualification of each trustee under the indenture to be qualified.

(c) The following exhibits in addition to those filed as a part of the statement of eligibility and qualification of each trustee.

     (i)  Exhibit   T3A   --  The   Company's   Certificate   of   Incorporation
          (incorporated by reference to the Company's Quarterly report on Form 10-Q, filed August 10, 1998)

     (ii) Exhibit T3B -- The Company's Bylaws

     (iii) Exhibit T3C.l -- A copy of the Indenture to be qualified

     (iv) Exhibit T3C.2 -- A copy of the First Supplemental Indenture to the Indenture to be qualified

     (v) Exhibit T3C.3 - A copy of the form of Second Supplemental Indenture to the Indenture to be qualified

     (vi) Exhibit T3D - - Not applicable

     (vii)Exhibit T3E.1 -- Form of Offering Circular, dated as of February 22, 2000

     (viii) Exhibit T3E.2 -- Form of Letter of Transmittal, dated as of February 22, 2000 and accompanying documents

     (ix) Exhibit T3F -- Cross Reference Sheet (see page ii of Exhibit T3C. 1)

     (x) Exhibit 99.7 -- Form T-l Statement of Eligibility of Harris Trust and Savings Bank under the Trust Indenture Act of 1939

                                    SIGNATURE

         Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, Ugly Duckling Corporation, a corporation organized and existing under the laws of the State of Delaware, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, all in the city of Phoenix, and State of Arizona, on the 21st day of February 2000.

                UGLY DUCKLING CORPORATION

                By: /S/ GREGORY B. SULLIVAN
                ---------------------------
                (Gregory B. Sullivan, President, Chief Executive Officer and Director)

Attest:
/S/ JON D. EHLINGER
--------------------
(Jon D. Ehlinger)

                By:  /S/ STEVEN T. DARAK
                ------------------------
                (Steven T. Darak, Chief Financial Officer, Senior Vice President
                 and Principal Accounting Officer)


                                  EXHIBIT INDEX

(i) Exhibit T3A -- The Company's Certificate of Incorporation (incorporated by reference to the Company's Quarterly report on Form 10-Q, filed
         August 10, 1998)

(ii)     Exhibit T3B -- The Company's Bylaws

(iii)    Exhibit T3C.l -- A copy of the Indenture to be qualified

(iv)     Exhibit T3C.2 -- A copy of the First Supplemental Indenture to the Indenture to be qualified

(v)      Exhibit T3C.3 - A copy of the form of Second Supplemental Indenture to the Indenture to be qualified

(vi)     Exhibit T3D - - Not applicable

(vii)    Exhibit T3E.1 -- Form of Offering Circular, dated as of February 22, 2000

(viii)   Exhibit T3E.2 -- Form of Letter of Transmittal, dated as of February 22, 2000 and accompanying documents

(ix)     Exhibit T3F -- Cross Reference Sheet (see page ii of Exhibit T3C.1)

(x)      Exhibit 99.7 -- Form T-l Statement of Eligibility of Harris Trust and Savings Bank under the Trust Indenture Act of 1939

                                                                  Exhibit EX-T3B



                          AMENDED AND RESTATED BY-LAWS

                                       OF

                            UGLY DUCKLING CORPORATION

                               (the "Corporation")


                                    ARTICLE 1

                                     OFFICES

                  Section 1.1 Registered Office. The registered office of the Corporation shall be in the City of Wilmington, County of New Castle, State of Delaware.

                  Section 1.2 Other Offices. The Corporation may also have offices at such other places both within and without the State of Delaware as the Board of Directors or the officers may from time to time determine.

                                    ARTICLE 2

                            MEETINGS OF STOCKHOLDERS

                  Section 2.1 Place of Meetings. Meetings of the stockholders for the election of directors or for any other purpose shall be held at such time and place, either within or without the State of Delaware, as shall be designated from time to time by the Board of Directors and stated in the notice of the meeting or in a duly executed waiver of notice thereof.

                  Section 2.2 Annual Meetings. The annual meetings of stockholders shall be held on such date and at such time as shall be designated from time to time by the Board of Directors and stated in the notice of the meeting, at which meetings the stockholders shall elect by a plurality vote members of the Board of Directors in the class whose term shall expire at such annual meeting, and transact such other business as may properly be brought before the meeting. Written notice of the annual meeting stating the place, date and hour of the meeting shall be given to each stockholder entitled to vote at such meeting not less than ten nor more than sixty days before the date of the meeting.

                  Section 2.3 Special Meetings. Unless otherwise prescribed by law or by the Certificate of Incorporation, special meetings of stockholders, for any purpose or purposes, may be called by either the Chairman, the President, or the holders of 10% or more of the issued and outstanding shares of capital stock entitled to vote thereat and shall be called by either such officer at the request in writing of a majority of the Board of Directors. Such request shall state the purpose or purposes of the proposed meeting. Written notice of a special meeting stating the place, date and hour of the meeting and the purpose or purposes for which the meeting is called shall be given not less than ten nor more than sixty days before the date of the meeting to each stockholder entitled to vote at such meeting.

                  Section 2.4 Quorum. Except as otherwise provided by law or by the Certificate of Incorporation, the holders of a majority of the capital stock issued and outstanding and entitled to vote thereat, present in person or represented by proxy, shall constitute a quorum at all meetings of the stockholders for the transaction of business. If, however, such quorum shall not be present or represented at any meeting of the stockholders, the stockholders entitled to vote thereat, present in person or represented by proxy, shall have power to adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present or represented. At such adjourned meeting at which a quorum shall be present or represented, any business may be transacted which might have been transacted at the meeting as originally noticed. If the adjournment is for more than thirty days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given not less than ten nor more than sixty days before the date of the adjourned meeting to each stockholder entitled to vote at the meeting.

                  Section 2.5 Voting. Unless otherwise required by law, the Certificate of Incorporation or these By-Laws, any question brought before any meeting of stockholders shall be decided by the vote of the holders of a majority of the stock represented and entitled to vote thereat. Each stockholder represented at a meeting of stockholders shall be entitled to cast one vote for each share of the capital stock entitled to vote thereat held by such stockholder. Such votes may be cast in person or by proxy but no proxy shall be voted on or after three years from its date, unless such proxy provides for a longer period. The Board of Directors, in its discretion, or the officer of the Corporation presiding at a meeting of stockholders, in such officer's discretion, may require that any votes cast at such meeting shall be cast by written ballot.

                  Section 2.6 List of Stockholders Entitled to Vote. The officer of the Corporation who has charge of the stock ledger of the Corporation shall prepare and make, at least ten days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting, arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, during ordinary business hours, for a period of at least ten days prior to the meeting, either at a place within the city where the meeting is to be held, which place shall be specified in the notice of the meeting, or, if not so specified, at the place where the meeting is to be held. The list shall also be produced and kept at the time and place of the meeting during the whole time thereof, and may be inspected by any stockholder of the Corporation who is present.

                  Section 2.7 Stock Ledger. The stock ledger of the Corporation shall be the only evidence as to who are the stockholders entitled to examine the stock ledger, the list required by Section 2.6 or the books of the Corporation, or to vote in person or by proxy at any meeting of stockholders. Any good faith decision in regard to such matters by the officer of the Corporation who has charge of the stock ledger of the Corporation, which may be the Secretary, any Assistant Secretary or any other appropriate officer of the Corporation, shall be final.

                  Section 2.8 Nomination of Directors. Only persons who are nominated in accordance with the following procedures shall be eligible for election as directors of the Corporation. Nominations of persons for election to the Board of Directors may be made at any annual meeting of stockholders (a) by or at the direction of the Board of Directors (or any duly authorized committee thereof) or (b) by any stockholder of the Corporation (i) who is a stockholder of record on the date of the giving of the notice provided for in this Section
2.8 and on the record date for the determination of stockholders entitled to vote at such annual meeting and (ii) who complies with the notice procedures set forth in this Section 2.8.

                  In addition to any other applicable requirements, for a nomination to be made by a stockholder, such stockholder must have given timely notice thereof in proper written form to the Secretary of the Corporation, as prescribed below.

         No person shall be elected to the Board of Directors of this Corporation at an annual meeting of the stockholders, or at a special meeting called for that purpose, unless, with respect to a person nominated by a stockholder of the Corporation, a written notice of nomination of such person by the stockholder shall have been received by the Secretary of the Corporation at least ninety (90) days prior to the anniversary date of the immediately preceding annual meeting if an annual meeting, or seven (7) days after notice of the meeting is mailed to stockholders if a special meeting. Each such notice shall set forth: (a) the name and address of the stockholder who intends to make the nomination and of the person or persons to be nominated; (b) a representation that the stockholder is a holder of record of stock of the Corporation entitled to vote at such meeting (including the number of shares of stock of the Corporation owned beneficially or of record by such stockholder and the nominee or nominees) and intends to appear in person or by proxy at the meeting to nominate the person or persons specified in the notice; (c) a description of all arrangements or understandings between the stockholders and each nominee and any other person or persons (naming such person or persons) pursuant to which the nomination or nominations are to be made by the stockholder; (d) such other information regarding each nominee proposed by such stockholder as would have been required to be included in a proxy statement filed pursuant to the proxy rules of the Securities and Exchange Commission had each nominee been nominated, or intended to be nominated, by the Board of Directors; and (e) the consent of each nominee to serve as a director of the Corporation if so elected.

                  No person shall be eligible for election as a director of the Corporation unless nominated in accordance with the procedures set forth in this
Section 2.8. If the Chairman of the meeting determines that a nomination was not made in accordance with the foregoing procedures, the Chairman shall declare to the meeting that the nomination was defective and such defective nomination shall be disregarded.

                  Notwithstanding compliance with the foregoing provisions, the Board of Directors shall not be obligated to include information as to any stockholder nominee for director in any proxy statement or other communication sent to stockholders.

                  Section 2.9 Business at Annual Meetings. No business may be transacted at an annual meeting of stockholders, other than business that is either (a) specified in the notice of meeting (or any supplement thereto) given by or at the direction of the Board of Directors (or any duly authorized committee thereof), (b) otherwise properly brought before the annual meeting by or at the direction of the Board of Directors (or any duly authorized committee thereof) or (c) otherwise properly brought before the annual meeting by any stockholder of the Corporation (i) who is a stockholder of record on the date of the giving of the notice provided for in this Section 2.9 and on the record date for the determination of stockholders entitled to vote at such annual meeting and (ii) who complies with the notice procedures set forth in this Section 2.9.

                  In addition to any other applicable requirements, for business to be properly brought before an annual meeting by a stockholder, such stockholder must have given timely notice thereof in proper written form to the Secretary of the Corporation.

                  To be timely, a stockholder's notice to the Secretary must be delivered to or mailed and received at the principal executive offices of the Company not less than sixty (60) days nor more than ninety (90) days prior to the anniversary date of the immediately preceding annual meeting of stockholders; provided, however, that in the event that the annual meeting is called for a date that is not within thirty (30) days before or after such anniversary date, notice by the stockholder in order to be timely must be so received not later than the close of business on the tenth day following the day on which such notice of the date of the annual meeting was mailed or such public disclosure of the date of the annual meeting was made, whichever first occurs.

                  To be in proper written form, a stockholder's notice to the Secretary must set forth as to each matter such stockholder proposes to bring before the annual meeting (i) a brief description of the business desired to be brought before the annual meeting and the reasons for conducting such business at the annual meeting, (ii) the name and record address of such stockholder,
(iii) the class or series and number of shares of capital stock of the Corporation that are owned beneficially or of record by such stockholder, (iv) a description of all arrangements or understandings between such stockholder and any other person or persons (including their names) in connection with the proposal of such business by such stockholder and any material interest of such stockholder in such business and (v) a representation that such stockholder intends to appear in person or by proxy at the annual meeting to bring such business before the meeting.

                  No business shall be conducted at the annual meeting of stockholders except business brought before the annual meeting in accordance with the procedures set forth in this Section 2.9, provided, however, that, once business has been properly brought before the annual meeting in accordance with such procedures, nothing in this Section 2.9 shall be deemed to preclude discussion by any stockholder of any such business. If the Chairman of an annual meeting determines that business was not properly brought before the annual meeting in accordance with the foregoing procedures, the Chairman shall declare to the meeting that the business was not properly brought before the meeting and such business shall not be transacted.


                                    ARTICLE 3

                                    DIRECTORS

                  Section 3.1 Duties and Powers. The business and affairs of the Corporation shall be managed and controlled by a Board of Directors, which may exercise all such powers of the Corporation and do all such lawful acts and things as are not by statute or by the Certificate of Incorporation or by these By-Laws directed or required to be exercised or done by the stockholders.

                  Section 3.2 Number. The first Board of Directors shall consist of the persons named in the Certificate of Incorporation. Thereafter, the Board shall consist of not less than one (1) nor more than nine (9) members. The Board of Directors will have the power to increase or decrease its size within the aforesaid limits and to fill any vacancies that may occur in its membership, whether resulting from an increase in the size of the Board or otherwise.

                  Section 3.3 Election of Directors. Directors shall be elected by a plurality of the votes cast at annual meetings of stockholders. Any director may resign at any time upon notice to the Corporation. Directors need not be stockholders. Each director elected shall hold office until his or her successor is duly elected and qualified.

                  Section 3.4 Meetings. The Board of Directors of the Corporation may hold meetings both regular and special, either within or without the State of Delaware. Regular meetings of the Board of Directors may be held without notice at such time and at such place as may from time to time be determined by the Board of Directors. Special meetings of the Board of Directors may be called by the Chairman or the President or by a majority of the directors then in office. Notice thereof stating the place, date and hour of the meeting shall be given to each director either by mail not less than forty-eight hours before the date of the meeting, by telephone, facsimile or telegram on twenty-four hours' notice, or on such shorter notice as the person or persons calling such meeting may deem necessary or appropriate in the circumstances.

                  Section 3.5 Quorum. Except as may be otherwise specifically provided by law, the Certificate of Incorporation or these By-Laws, at all meetings of the Board of Directors, a majority of the entire Board of Directors shall constitute a quorum for the transaction of business and the act of a majority of the directors present at any meeting at which there is a quorum shall be the act of the Board of Directors. If a quorum shall not be present at any meeting of the Board of Directors, the directors present thereat may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present.

                  Section 3.6 Actions of Board. Unless otherwise provided by the Certificate of Incorporation or these By-Laws, any action required or permitted to be taken at any meeting of the Board of Directors or of any committee thereof may be taken without a meeting, if all the members of the Board of Directors or committee, as the case may be, consent thereto in writing, and the writing or writings are filed with the minutes of proceedings of the Board of Directors or committee.

                  Section 3.7 Meetings by Means of Conference Telephone. Unless otherwise provided by the Certificate of Incorporation or these By-Laws, members of the Board of Directors of the Corporation, or any committee designated by the Board of Directors, may participate in a meeting of the Board of Directors or such committee by means of a conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other, and participation in a meeting pursuant to this Section 3.6 shall constitute presence in person at such meeting.

                  Section 3.8 Committees. The Board of Directors may, by resolution passed by a majority of the entire Board of Directors, designate one or more committees, each committee to consist of one or more of the directors of the Corporation. The Board of Directors may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of any such committee. In the absence or disqualification of a member of a committee, and in the absence of a designation by the Board of Directors of an alternate member to replace the absent or disqualified member, the member or members thereof present at any meeting and not disqualified from voting, whether or not he or they constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in the place of any absent or disqualified member. A majority of the members of a committee, including any alternate members, shall constitute a quorum of such committee. Any committee, to the extent allowed by law and provided in the resolution establishing such committee, shall have and may exercise all the powers and authority of the Board of Directors in the management of the business and affairs of the Corporation. Each committee shall keep regular minutes and report to the Board of Directors when required.

                  Section 3.9 Compensation. The directors may be paid their expenses, if any, of attendance at each meeting of the Board of Directors and may be paid a fixed sum for attendance at each meeting of the Board of Directors or a stated salary as director. No such payment shall preclude any director from serving the Corporation in any other capacity and receiving compensation therefor. Members of special or standing committees may be allowed like compensation for attending committee meetings. In addition, the Board of Directors may adopt one or more director compensation plans using securities of the Corporation.

                  Section 3.10 Interested Directors. No contract or transaction between the Corporation and one or more of its directors or officers, or between the Corporation and any other corporation, partnership, association, or other organization in which one or more of its directors or officers are directors or officers, or have a financial interest, shall be void or voidable solely for this reason, or solely because the director or officer is present at or participates in the meeting of the Board of Directors or committee thereof which authorizes the contract or transaction, or solely because such director's vote is counted for such purpose if (i) the material facts as to such director's relationship or interest and as to the contract or transaction are disclosed or are known to the Board of Directors or the committee, and the Board of Directors or committee in good faith authorizes the contract or transaction by the affirmative votes of a majority of the disinterested directors, even though the disinterested directors be less than a quorum; or (ii) the material facts as to such director's relationship or interest and as to the contract or transaction are disclosed or are known to the stockholders entitled to vote thereon, and the contract or transaction is specifically approved in good faith by vote of the stockholders; or (iii) the contract or transaction is fair as to the Corporation as of the time it is authorized, approved or ratified, by the Board of Directors, a committee thereof or the stockholders. Interested directors may be counted in determining the presence of a quorum at a meeting of the Board of Directors or of a committee which authorizes the contract or transaction.


                                    ARTICLE 4

                                    OFFICERS

                  Section 4.1 General. The officers of the Corporation shall be chosen by the Board of Directors and may include a President, a Secretary and a Treasurer. The Board of Directors, in its discretion, may also choose a Chairman of the Board of Directors (who must be a director) and one or more Vice Presidents, Assistant Secretaries, Assistant Treasurers and other officers. Any number of offices may be held by the same person, unless otherwise prohibited by law, the Certificate of Incorporation or these By-Laws. The officers of the Corporation need not be stockholders of the Corporation nor, except in the case of the Chairman of the Board of Directors, need such officers be directors of the Corporation. The officers of the Corporation may sign and execute documents on behalf of the Corporation, whether requiring a seal or otherwise, when authorized by these By-Laws, the Board of Directors, the Chairman or President.

                  Section 4.2 Election. The Board of Directors at its first meeting held after each annual meeting of stockholders shall elect the officers of the Corporation who shall hold their offices for such terms and shall exercise such powers and perform such duties as shall be determined from time to time by the Board of Directors; and all officers of the Corporation shall hold office until their successors are chosen and qualified, or until their earlier resignation or removal. Any officer elected by the Board of Directors may be removed at any time by the affirmative vote of a majority of the Board of Directors. Any vacancy occurring in any office of the Corporation shall be filled by the Board of Directors. The salaries of all officers of the Corporation shall be fixed by the Board of Directors or by a committee thereof.

                  Section 4.3 Voting Securities Owned by the Corporation. Powers of attorney, proxies, waivers of notice of meeting, consents and other instruments relating to securities owned by the Corporation may be executed in the name of and on behalf of the Corporation by the Chairman, President or any Vice President and any such officer may, in the name of and on behalf of the Corporation, take all such action as any such officer may deem advisable to vote in person or by proxy at any meeting of security holders of any corporation in which the Corporation may own securities and at any such meeting shall possess and may exercise any and all rights and power incident to the ownership of such securities and which, as the owner thereof, the Corporation might have exercised and possessed if present. The Board of Directors may, by resolution, from time to time confer like powers upon any other person or persons.

         Section 4.4 Chairman of the Board of Directors. The Board of Directors may elect a Chairman to serve as a general executive officer of the corporation. If elected, the Chairman will preside at all meetings of the Board of Directors and be vested with such other powers and duties as the Board of Directors may from time to time delegate to him or her.

         Section 4.5 President. Unless otherwise specified by resolution of the Board of Directors, the President shall be the chief executive officer of the corporation and, subject to the control of the Board of Directors, shall supervise and control all of the business and affairs of the corporation and the performance by all of its other officers of their respective duties and in general shall perform all duties incident to the office of President and such other duties as may be prescribed by the Board of Directors from time to time. The President shall, when present, and in the absence of a Chairman of the Board, preside at all meetings of the stockholders and of the Board of Directors. The President will be a proper officer to sign on behalf of the corporation any deed, bill of sale, assignment, option, mortgage, pledge, note, bond, evidence of indebtedness, application, consent (to service of process or otherwise), agreement, indenture, contract, or other instrument, except in each such case where the signing and execution thereof shall be expressly delegated by the Board of Directors or by these Bylaws to some other officer or agent of the corporation, or shall be required by law to be otherwise signed or executed. The President may represent the corporation at any meeting of the stockholders or members of any other corporation, association, partnership, joint venture, or other entity in which the corporation then holds shares of capital stock or has an interest, and may vote such shares of capital stock or other interest in person or by proxy appointed by him or her, provided that the Board of Directors may from time to time confer the foregoing authority upon any other person or persons.


                  Section 4.6 Vice Presidents. At the request of the President or in the President's absence or in the event of the President's inability or refusal to act (and if there be no Chairman of the Board of Directors), the Vice President or the Vice Presidents if there is more than one (in the order designated by the Board of Directors) shall perform the duties of the President, and when so acting, shall have all the powers of and be subject to all the restrictions upon the President. Each Vice President shall perform such other duties and have such other powers as the Board of Directors, Chairman and/or the President from time to time may prescribe.

                  Section 4.7 Secretary. The Secretary shall attend all meetings of the Board of Directors and all meetings of stockholders and record all the proceedings thereat in a book or books to be kept for that purpose; the Secretary shall also perform like duties for the standing committees when requested or appropriate. The Secretary shall give, or cause to be given, notice of all meetings of the stockholders and special meetings of the Board of Directors, and shall perform such other duties as may be prescribed by the Board of Directors, Chairman or President. If the Secretary shall be unable or shall refuse to cause to be given notice of all meetings of the stockholders and special meetings of the Board of Directors, and if there be no Assistant Secretary, then either the Board of Directors or the President may choose another officer to cause such notice to be given. The Secretary shall have custody of the seal of the Corporation, if there is one, and the Secretary or any Assistant Secretary, shall have authority to affix the same to any instrument requiring it and when so affixed, it may be attested by the signature of the Secretary or by the signature of any Assistant Secretary. The Board of Directors may give general authority to any other officer to affix the seal of the Corporation and to attest the affixing by such officer's signature. The Secretary shall see that all books, reports, statements, certificates and other documents and records required by law to be kept or filed are properly kept or filed, as the case may be.

                  Section 4.8 Treasurer. The Treasurer shall supervise the maintenance of the corporate funds and securities and shall keep full and accurate accounts of receipts and disbursements in books belonging to the Corporation and shall deposit all moneys and other valuable effects in the name and to the credit of the Corporation in such depositories as may be designated by the Board of Directors or Chairman. The Treasurer shall disburse the funds of the Corporation as may be ordered by the Board of Directors, Chairman or President for such disbursements, and shall render to the Chairman, President and the Board of Directors, at its regular meetings, or when the Board of Directors or Chairman so requires, an account of all transactions as Treasurer and of the financial condition of the Corporation. The Treasurer shall perform such other duties and have such powers as the Board of Directors, Chairman and/or President from time to time may prescribe. If required by the Board of Directors or Chairman, the Treasurer shall give the Corporation a bond in such sum and with such surety or sureties as shall be satisfactory to the Board of Directors or Chairman for the faithful performance of the duties of such office and for the restoration to the Corporation, in case of the Treasurer's death, resignation, retirement or removal from office, of all books, papers, vouchers, money and other property of whatever kind in the Treasurer's possession or under such officer's control belonging to the Corporation.

                  Section 4.9 Assistant Secretaries. Assistant Secretaries, if there be any, shall perform such duties and have such powers as from time to time may be assigned to them by the Board of Directors, the Chairman, the President, any Vice President, if there be one, or the Secretary, and in the absence of the Secretary or in the event of such officer's disability or refusal to act, shall perform the duties of the Secretary, and when so acting, shall have all the powers of and be subject to all the restrictions upon the Secretary.

                  Section 4.10 Assistant Treasurers. Assistant Treasurers, if there be any, shall perform such duties and have such powers as from time to time may be assigned to them by the Board of Directors, the Chairman, the President, any Vice President, if there be one, or the Treasurer, and in the absence of the Treasurer or in the event of such officer's disability or refusal to act, shall perform the duties of the Treasurer, and when so acting, shall have all the powers of and be subject to all the restrictions upon the Treasurer. If required by the Board of Directors or Chairman, an Assistant Treasurer shall give the Corporation a bond in such sum and with such surety or sureties as shall be satisfactory to the Board of Directors or Chairman for the faithful performance of the duties of such officer's office and for the restoration to the Corporation, in case of the Assistant Treasurer's death, resignation, retirement or removal from office, of all books, papers, vouchers, money and other property of whatever kind in such officer's possession or under such officer's control belonging to the Corporation.

                  Section 4.11 Other Officers. Such other officers as the Board of Directors may choose shall perform such duties and have such powers as from time to time may be assigned to them by the Board of Directors, Chairman, or President. The Board of Directors may delegate to any other officer of the Corporation the power to choose such other officers and to prescribe their respective duties and powers.


                                    ARTICLE 5

                                      STOCK

                  Section 5.1 Form of Certificates. Every holder of stock in the Corporation shall be entitled to have a certificate signed, in the name of the Corporation (i) by the Chairman of the Board of Directors, the President or a Vice President and (ii) by the Treasurer or an Assistant Treasurer, or the Secretary or an Assistant Secretary of the Corporation, certifying the number of shares owned by such holder in the Corporation.

                  Section 5.2 Signatures. Where a certificate is countersigned by (i) a transfer agent other than the Corporation or its employee, or (ii) a registrar other than the Corporation or its employee, any other signature on the certificate may be a facsimile. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the Corporation with the same effect as if such person were such officer, transfer agent or registrar at the date of issue.

                  Section 5.3 Lost Certificates. The Secretary may direct a new certificate to be issued in place of any certificate theretofore issued by the Corporation alleged to have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming the certificate of stock to be lost, stolen or destroyed. When authorizing such issue of a new certificate, the Secretary may, in such officer's discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed certificate, or such owner's legal representative, to advertise the same in such manner as the Secretary shall require and/or to give the Corporation a bond in such sum as it may direct as indemnity against any claim that may be made against the Corporation with respect to the certificate alleged to have been lost, stolen or destroyed.

                  Section 5.4 Transfers. Stock of the Corporation shall be transferable in the manner prescribed by law and in these By-Laws. Transfers of stock shall be made on the books of the Corporation only by the person named in the certificate or by such person's attorney lawfully constituted in writing and upon the surrender of the certificate therefor, which shall be cancelled before a new certificate shall be issued.

                  Section 5.5 Record Date. In order that the Corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, or entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock, or for the purpose of any other lawful action, the Board of Directors may fix, in advance, a record date, which shall not be more than sixty days nor less than ten days before the date of such meeting, nor more than sixty days prior to any other action. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for the adjourned meeting.

                  Section 5.6 Beneficial Owners. The Corporation shall be entitled to recognize the exclusive right of a person registered on its books as the owner of shares to receive dividends, and to vote as such owner, and to hold liable for calls and assessments a person registered on its books as the owner of shares, and shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of any other person, whether or not it shall have express or other notice thereof, except as otherwise provided by law.


                                    ARTICLE 6

                                     NOTICES

                  Section 6.1 Notices. Whenever written notice is required by law, the Certificate of Incorporation or these By-Laws, to be given to any director, member of a committee or stockholder, such notice may be given by mail, addressed to such director, member of a committee or stockholder, at such person's address as it appears on the records of the Corporation, with postage thereon prepaid or such notice may be given personally, by facsimile, overnight delivery, telegram, telex, or cable at such address. Such notice shall be deemed to be given at the earlier of receipt of such notice or at the time when the same shall be deposited in the United States mail or otherwise transmitted.

                  Section 6.2 Waivers of Notice. Whenever any notice is required by law, the Certificate of Incorporation or these By-Laws, to be given to any director, member of a committee or stockholder, a waiver thereof in writing, signed by the person or persons entitled to said notice, whether before or after the time stated therein, shall be deemed equivalent thereto.


                                    ARTICLE 7

                               GENERAL PROVISIONS

                  Section 7.1 Dividends. Dividends upon the capital stock of the Corporation, subject to the provisions of the Certificate of Incorporation, if any, may be declared by the Board of Directors at any regular or special meeting, and may be paid in cash, in property, or in shares of the capital stock. Before payment of any dividend, there may be set aside out of any funds of the Corporation available for dividends such sum or sums as the Board of Directors from time to time, in its absolute discretion, deems proper as a reserve or reserves for any proper purpose, and the Board of Directors may modify or abolish any such reserve.

                  Section 7.2 Disbursements. All checks or demands for money and notes of the Corporation shall be signed by such officer or officers or such other person or persons as the Board of Directors may from time to time designate.

                  Section 7.3 Fiscal Year. The fiscal year of the Corporation shall be fixed by resolution of the Board of Directors.

                  Section 7.4 Corporate Seal. The Corporation may have a corporate seal, which shall have inscribed thereon the words "Corporate Seal". The seal may be used by causing it or a facsimile thereof to be impressed or affixed or reproduced or otherwise. However, nothing in these By-Laws or in the Certificate of Incorporation of the Corporation shall be construed to require a corporate seal to be affixed to any document.


                                    ARTICLE 8

                                   AMENDMENTS

                  Section 8.1 These By-Laws may be altered, amended or repealed, in whole or in part, or new By-Laws may be adopted by the stockholders or by the Board of Directors; provided, however, that notice of such alteration, amendment, repeal or adoption of new By-Laws be contained in the notice of such meeting of stockholders or Board of Directors as the case may be. All such amendments must be approved by either the holders of a majority of the outstanding capital stock entitled to vote thereon or by a majority of the entire Board of Directors then in office.

                  Section 8.2 Entire Board of Directors. As used in this Article and in these By-Laws generally, the term "entire Board of Directors" means the total number of directors which the Corporation would have if there were no vacancies.

                                                                   Exhibit T3C.1

                           UGLY DUCKLING CORPORATION


                                       TO


                          HARRIS TRUST AND SAVINGS BANK


                                     Trustee

                                 --------------

                                    INDENTURE


                          Dated as of October 15, 1998

   (For Subordinated Securities or, if Article Fourteen is made non-applicable
             (as permitted by Section 301), for Senior Securities)

Certain Sections of this Indenture relating to Sections 310 through 318, inclusive, of the Trust Indenture Act of 1939:

         Trust Indenture Act Section                                                                    Indenture Section
         ---------------------------                                                                    -----------------
         Section 310       (a)(1)....................................................................              609
                           (a)(2)....................................................................              609
                           (a)(3)....................................................................    Not Applicable
                           (a)(4)....................................................................    Not Applicable
                           (a)(5)....................................................................              609
                           (b).......................................................................              608
                                                                                                                   609
         Section 311       (a).......................................................................              613
                           (b).......................................................................              613
         Section 312       (a).......................................................................              701
                                                                                                                   702
                           (b).......................................................................              702
                           (c).......................................................................              702
         Section 313       (a).......................................................................              703
                           (b).......................................................................              703
                           (c).......................................................................              703
                           (d).......................................................................              703
         Section 314       (a).......................................................................              704
                           (a)(4)....................................................................              101
                                                                                                                  1004
                           (b).......................................................................    Not Applicable
                           (c)(1)....................................................................              102
                           (c)(2)....................................................................              102
                           (c)(3)....................................................................             1304
                           (d).......................................................................    Not Applicable
                           (e).......................................................................              102
         Section 315       (a).......................................................................              601
                           (b).......................................................................              602
                           (c).......................................................................              601
                           (d).......................................................................              601
                                                                                                                   607
                           (e).......................................................................              514
         Section 316       (a).......................................................................              101
                           (a)(1)(A).................................................................              502
                                                                                                                   512
                           (a)(1)(B).................................................................              513
                           (a)(2)....................................................................    Not Applicable
                           (b).......................................................................              508
                           (c).......................................................................              104
         Section 317       (a)(1)....................................................................              503
                                                                                                                   505
                           (a)(2)....................................................................              504
                           (b).......................................................................             1003
         Section 318       (a).......................................................................              107

----------

Note: This reconciliation and tie shall not, for any purpose, be deemed to be a part of the Indenture.

                                TABLE OF CONTENTS

                                                                                                               Page
                                                                                                               ----
ARTICLE ONE

         Definitions and Other Provisions
         of General Application...................................................................................1
         Section 101.      Definitions............................................................................1
         Section 102.      Compliance Certificates and Opinions...................................................8
         Section 103.      Form of Documents Delivered to Trustee.................................................9
         Section 104.      Acts of Holders; Record Dates..........................................................9
         Section 105.      Notices, Etc., to Trustee and Company.................................................11
         Section 106.      Notice to Holders; Waiver.............................................................12
         Section 107.      Conflict with Trust Indenture Act.....................................................12
         Section 108.      Effect of Headings and Table of Contents..............................................12
         Section 109.      Successors and Assigns................................................................13
         Section 110.      Separability Clause...................................................................13
         Section 111.      Benefits of Indenture.................................................................13
         Section 112.      Governing Law.........................................................................13
         Section 113.      Legal Holidays........................................................................13

ARTICLE TWO

         Security Forms..........................................................................................13
         Section 201.      Forms Generally.......................................................................13
         Section 202.      Form of Face of Security..............................................................14
         Section 203.      Form of Reverse of Security...........................................................16
         Section 204.      Form of Legend for Global Securities..................................................19
         Section 205.      Form of Trustee's Certificate of Authentication.......................................20

ARTICLE THREE

         The Securities..........................................................................................20
         Section 301.      Amount of Securities; Issuable in Series..............................................20
         Section 302.      Denominations.........................................................................23
         Section 303.      Execution, Authentication, Delivery and Dating........................................23
         Section 304.      Temporary Securities..................................................................25
         Section 305.      Registration, Registration of Transfer and Exchange...................................25
         Section 306.      Mutilated, Destroyed, Lost and Stolen Securities......................................27
         Section 307.      Payment of Interest; Interest Rights Preserved........................................28
         Section 308.      Persons Deemed Owners.................................................................29
         Section 309.      Cancellation..........................................................................29
         Section 310.      Computation of Interest...............................................................29
         Section 311.      CUSIP Numbers.........................................................................30

ARTICLE FOUR

         Satisfaction and Discharge..............................................................................30
         Section 401.      Satisfaction and Discharge of Indenture...............................................30
         Section 402.      Application of Trust Money............................................................31

ARTICLE FIVE

         Remedies................................................................................................31
         Section 501.      Events of Default.....................................................................31
         Section 502.      Acceleration of Maturity; Rescission and Annulment....................................33
         Section 503.      Collection of Indebtedness and Suits for Enforcement by Trustee.......................34
         Section 504.      Trustee May File Proofs of Claim......................................................34
         Section 505.      Trustee May Enforce Claims Without Possession of Securities...........................35
         Section 506.      Application of Money Collected........................................................35
         Section 507.      Limitation on Suits...................................................................35
         Section 508.      Unconditional Right of Holders to Receive Principal, Premium and
                           Interest..............................................................................36
         Section 509.      Restoration of Rights and Remedies....................................................36
         Section 510.      Rights and Remedies Cumulative........................................................36
         Section 511.      Delay or Omission Not Waiver..........................................................37
         Section 512.      Control by Holders....................................................................37
         Section 513.      Waiver of Past Defaults...............................................................37
         Section 514.      Undertaking for Costs.................................................................38
         Section 515.      Waiver of Usury, Stay or Extension Laws...............................................38

ARTICLE SIX

         The Trustee.............................................................................................38
         Section 601.      Certain Duties and Responsibilities...................................................38
         Section 602.      Notice of Defaults....................................................................38
         Section 603.      Certain Rights of the Trustee.........................................................39
         Section 604.      Not Responsible for Recitals or Issuance of Securities................................40
         Section 605.      May Hold Securities...................................................................40
         Section 606.      Money Held in Trust...................................................................40
         Section 607.      Compensation and Reimbursement........................................................40
         Section 608.      Conflicting Interests.................................................................41
         Section 609.      Corporate Trustee Required; Eligibility...............................................41
         Section 610.      Resignation and Removal; Appointment of Successor.....................................41
         Section 611.      Acceptance of Appointment by Successor................................................43
         Section 612.      Merger, Conversion, Consolidation or Succession to Business...........................44
         Section 613.      Preferential Collection of Claims Against Company.....................................44
         Section 614.      Appointment of Authenticating Agent...................................................44

ARTICLE SEVEN

         Holders' Lists and Reports by Trustee and Company.......................................................46
         Section 701.      Company to Furnish Trustee Names and Addresses of Holders.............................46

         Section 702.      Preservation of Information; Communications to Holders................................46
         Section 703.      Reports by Trustee....................................................................47
         Section 704.      Reports by Company....................................................................47

ARTICLE EIGHT

         Consolidation, Merger, Conveyance, Transfer or Lease....................................................47
         Section 801.      Company May Consolidate, Etc., Only on Certain Terms..................................47
         Section 802.      Successor Substituted.................................................................48

ARTICLE NINE

         Supplemental Indentures.................................................................................49
         Section 901.      Supplemental Indentures Without Consent of Holders....................................49
         Section 902.      Supplemental Indentures With Consent of Holders.......................................50
         Section 903.      Execution of Supplemental Indentures..................................................51
         Section 904.      Effect of Supplemental Indentures.....................................................51
         Section 905.      Conformity with Trust Indenture Act...................................................51
         Section 906.      Reference in Securities to Supplemental Indentures....................................51

ARTICLE TEN

         Covenants...............................................................................................52
         Section 1001.     Payment of Principal, Premium and Interest............................................52
         Section 1002.     Maintenance of Office or Agency.......................................................52
         Section 1003.     Money for Securities Payments to Be Held in Trust.....................................52
         Section 1004.     Statement by Officers as to Default...................................................53
         Section 1005.     Existence.............................................................................54
         Section 1006.     Maintenance of Properties.............................................................54
         Section 1007.     Payment of Taxes and Other Claims.....................................................54
         Section 1008.     Waiver of Certain Covenants...........................................................54
         Section 1009.     Calculation of Original Issue Discount................................................55

ARTICLE ELEVEN

         Redemption of Securities................................................................................55
         Section 1101.     Applicability of Article..............................................................55
         Section 1102.     Election to Redeem; Notice to Trustee.................................................55
         Section 1103.     Selection by Trustee of Securities to Be Redeemed.....................................55
         Section 1104.     Notice of Redemption..................................................................56
         Section 1105.     Deposit of Redemption Price...........................................................57
         Section 1106.     Securities Payable on Redemption Date.................................................57
         Section 1107.     Securities Redeemed in Part...........................................................58

ARTICLE TWELVE

         Sinking Funds...........................................................................................58
         Section 1201.     Applicability of Article..............................................................58

         Section 1202.     Satisfaction of Sinking Fund Payments with Securities.................................59
         Section 1203.     Redemption of Securities for Sinking Fund.............................................59

ARTICLE THIRTEEN

         Defeasance and Covenant Defeasance......................................................................59
         Section 1301.     Company's Option to Effect Defeasance or Covenant Defeasance..........................59
         Section 1302.     Defeasance and Discharge..............................................................60
         Section 1303.     Covenant Defeasance...................................................................60
         Section 1304.     Conditions to Defeasance or Covenant Defeasance.......................................61
         Section 1305.     Deposited Money and U.S. Government Obligations to Be Held in
                           Trust; Miscellaneous Provisions.......................................................63
         Section 1306.     Reinstatement.........................................................................63

ARTICLE FOURTEEN

         Subordination of Securities.............................................................................64
         Section 1401.     Securities Subordinate to Senior Indebtedness.........................................64
         Section 1402.     Suspension of Payment When Senior Indebtedness in Default.............................64
         Section 1403.     Payment Over of Proceeds Upon Dissolution, Etc........................................66
         Section 1404.     Monies Held in Trust..................................................................67
         Section 1405.     Subrogation to Rights of Holders of Senior Indebtedness...............................67
         Section 1406.     Unconditional Obligation..............................................................68
         Section 1407.     Trustee to Effectuate Subordination...................................................68
         Section 1408.     Notice to Trustee.....................................................................68
         Section 1409.     Rights of Trustee as Holder of Senior Indebtedness; Preservation of
                           Trustee's Rights......................................................................69
         Section 1410.     Trustee Not Fiduciary for Holders of Senior Indebtedness..............................70
         Section 1411.     No Waiver of Subordination Provisions.................................................70
         Section 1412.     Defeasance of this Article Fourteen...................................................71


----------

Note: This table of contents shall not, for any purpose, be deemed to be a part of the Indenture.

         INDENTURE, dated as of October 15, 1998, between Ugly Duckling Corporation, a corporation duly organized and existing under the laws of the State of Delaware (herein called the "Company"), having its principal office at 2525 East Camelback Road, Suite 1150, Phoenix, Arizona 85016, and Harris Trust and Savings Bank, an Illinois banking corporation, as Trustee (herein called the "Trustee").

         Recitals of the Company

         The Company has duly authorized the execution and delivery of this Indenture to provide for the issuance from time to time of its unsecured debentures, notes or other evidences of indebtedness (herein called the "Securities"), to be issued in one or more series as in this Indenture provided.

         All things necessary to make this Indenture a valid agreement of the Company, in accordance with its terms, have been done.

         Now, Therefore, This Indenture Witnesseth:

         For and in consideration of the premises and the purchase of the Securities by the Holders thereof, it is mutually agreed, for the equal and proportionate benefit of all Holders of the Securities or of series thereof, as follows:

                                   ARTICLE ONE

                        Definitions and Other Provisions
                             of General Application

Section 101.      Definitions.

         For all purposes of this Indenture, except as otherwise expressly provided or unless the context otherwise requires:

                  (1) the terms defined in this Article have the meanings assigned to them in this Article and include the plural as well as the singular;

                  (2) all other terms used herein which are defined in the Trust Indenture Act, either directly or by reference therein, have the meanings assigned to them therein;

                  (3) all accounting terms not otherwise defined herein have the meanings assigned to them in accordance with generally accepted accounting principles, and, except as otherwise herein expressly provided, the term "generally accepted accounting principles" with respect to any computation required or permitted hereunder shall mean such accounting principles as are generally accepted in the United States of America;

                  (4) unless the context otherwise requires, any reference to an "Article" or a "Section" refers to an Article or a Section, as the case may be, of this Indenture; and

                  (5) the words "herein", "hereof" and "hereunder" and other words of similar import refer to this Indenture as a whole and not to any particular Article, Section or other subdivision.

         "Act", when used with respect to any Holder, has the meaning specified in Section 104.

         "Affiliate" of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For the purposes of this definition, "control" when used with respect to any specified Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms "controlling" and "controlled" have meanings correlative to the foregoing.

         "Authenticating Agent" means any Person authorized by the Trustee pursuant to Section 614 to act on behalf of the Trustee to authenticate Securities of one or more series.

         "Board of Directors" means either the board of directors of the Company or any duly authorized committee of that board.

         "Board Resolution" means a copy of a resolution certified by the Secretary or an Assistant Secretary of the Company to have been duly adopted by the Board of Directors and to be in full force and effect on the date of such certification, and delivered to the Trustee.

         "Business Day", when used with respect to any Place of Payment, means each Monday, Tuesday, Wednesday, Thursday and Friday which is not a day on which banking institutions in Phoenix, Arizona or that Place of Payment are authorized or obligated by law or executive order to close.

         "Capitalized Lease Obligation" means, as to any Person, the obligations of such Person under a lease that are required to be classified and accounted for as capital lease obligations under GAAP and, for purposes of this definition, the amount of such obligations at any date shall be the capitalized amount of such obligations at such date, determined in accordance with GAAP.

         "Commission" means the Securities and Exchange Commission, as from time to time constituted, or, if at any time after the execution of this instrument such Commission is not existing and performing the duties now assigned to it under the Trust Indenture Act, then the body performing such duties at such time.

         "Company" means the Person named as the "Company" in the first paragraph of this instrument until a successor Person shall have become such pursuant to the applicable provisions of this Indenture, and thereafter "Company" shall mean such successor Person.

         "Company Request" or "Company Order" means a written request or order signed in the name of the Company by its Chairman of the Board, its Vice Chairman of the Board, its President or a Vice President, and by its Treasurer, an Assistant Treasurer, its Secretary or an Assistant Secretary, and delivered to the Trustee.

         "Conditional Notice" has the meaning specified in Section 1104.

         "Corporate Trust Office" means the principal corporate trust office of the Trustee at which at any particular time its corporate trust business shall be administered, which office at the date hereof is located at Chicago, Illinois.

         "Corporation" means a corporation, association, company, joint-stock company or business trust.

         "Covenant Defeasance" has the meaning specified in Section 1303.

         "Credit Agreement" means the Amended and Restated Motor Vehicle Installment Contract Loan and Security Agreement dated as of August 15, 1997 among the Company, General Electric Capital Corporation, and certain other parties, as such agreement may be amended, restated, modified, renewed, refunded, replaced or refinanced from time to time, including any notes, guarantees, security or pledge agreements, letters of credit and other documents or instruments executed pursuant thereto and any exhibits or schedules to any of the foregoing.

         "Defaulted Interest" has the meaning specified in Section 307.

         "Defeasance" has the meaning specified in Section 1302.

         "Depositary" means, with respect to Securities of any series issuable in whole or in part in the form of one or more Global Securities, a clearing agency registered under the Exchange Act that is designated to act as Depositary for such Securities as contemplated by Section 301.

         "Designated Senior Indebtedness" means (i) all Indebtedness outstanding under the Credit Agreement and (ii) any other Senior Indebtedness designated by the Company as "Designated Senior Indebtedness" from time to time.

         "Event of Default" has the meaning specified in Section 501.

         "Exchange Act" means the Securities Exchange Act of 1934 and any statute successor thereto, in each case as amended from time to time.

         "Expiration Date" has the meaning specified in Section 104.

         "GAAP" means generally accepted accounting principles in the United States of America as in effect from time to time.

         "Global Security" means a Security that evidences all or part of the Securities of any series and bears the legend set forth in Section 204 (or such legend as may be specified as contemplated by Section 301 for such Securities).

         "Holder" means a Person in whose name a Security is registered in the Security Register.

         "Indebtedness" means with respect to any Person, without duplication,
(i) all Obligations of such Person for borrowed money, (ii) all Obligations of such Person evidenced by bonds, debentures, notes or other similar instruments,
(iii) all Capitalized Lease Obligations of such Person, (iv) all obligations of such Person issued or assumed as the deferred purchase price of property, all conditional sale obligations and all Obligations under any title retention agreement (but excluding trade accounts payable and other similar accrued liabilities arising in the ordinary course of business and payable in accordance with customary terms), (v) all obligations for the reimbursement of any obligor on any letter of credit, banker's acceptance or similar credit transaction, (vi) guarantees and other contingent obligations in respect of Indebtedness referred to in clauses (i) through (v) above and clause (viii) below, (vii) all obligations of any other Person of the type referred to in clauses (i) through
(vi) which are secured by any lien on any property or asset of such Person, the amount of such obligation being deemed to be the lesser of the fair market value of such property or asset or the amount of the obligation so secured, and (viii) all obligations under currency agreements and interest swap agreements of such Person.

         "Indenture" means this instrument as originally executed and as it may from time to time be supplemented or amended by one or more indentures supplemental hereto entered into pursuant to the applicable provisions hereof, including, for all purposes of this instrument and any such supplemental indenture, the provisions of the Trust Indenture Act that are deemed to be a part of and govern this instrument and any such supplemental indenture, respectively. The term "Indenture" shall also include the terms of particular series of Securities established as contemplated by Section 301.

         "Interest", when used with respect to an Original Issue Discount Security which by its terms bears interest only after Maturity, means interest payable after Maturity.

         "Interest Payment Date", when used with respect to any Security, means the Stated Maturity of an instalment of interest on such Security.

         "Investment Company Act" means the Investment Company Act of 1940 and any statute successor thereto, in each case as amended from time to time.

         "Maturity", when used with respect to any Security, means the date on which the principal of such Security or an instalment of principal becomes due and payable as therein or herein provided, whether at the Stated Maturity or by declaration of acceleration, call for redemption or otherwise.

         "Notice of Default" means a written notice of the kind specified in
Section 501(4).

         "Obligations" means all obligations for principal, premium, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities payable under the documentation governing any Indebtedness.

         "Officers' Certificate" means a certificate signed by the Chairman of the Board, a Vice Chairman of the Board, the Chief Executive Officer, the President or a Vice President, and by the Chief Financial Officer, the Treasurer, an Assistant Treasurer, the Secretary or an Assistant Secretary, of the Company, and delivered to the Trustee. One of the officers signing an Officers' Certificate given pursuant to Section 1004 shall be the principal executive, financial or accounting officer of the Company.

         "Opinion of Counsel" means a written opinion of counsel, who may be counsel for the Company, or other counsel who shall be acceptable to the Trustee.

         "Original Issue Discount Security" means any Security which provides for an amount less than the principal amount thereof to be due and payable upon a declaration of acceleration of the Maturity thereof pursuant to Section 502.

         "Outstanding", when used with respect to Securities, means, as of the date of determination, all Securities theretofore authenticated and delivered under this Indenture, except:

                  (1) Securities theretofore canceled by the Trustee or delivered to the Trustee for cancellation;

                  (2) Securities for whose payment or redemption money in the necessary amount has been theretofore deposited with the Trustee or any Paying Agent (other than the Company) in trust or set aside and segregated in trust by the Company (if the Company shall act as its own Paying Agent) for the Holders of such Securities; provided that, if such Securities are to be redeemed, notice of such redemption has been duly given pursuant to this Indenture or provision therefor satisfactory to the Trustee has been made;

                  (3) Securities as to which Defeasance has been effected pursuant to Section 1302; and

                  (4) Securities which have been paid pursuant to Section 306 or in exchange for or in lieu of which other Securities have been authenticated and delivered pursuant to this Indenture, other than any such Securities in respect of which there shall have been presented to the Trustee proof satisfactory to it that such Securities are held by a bona fide purchaser in whose hands such Securities are valid obligations of the Company; provided, however, that in determining whether the Holders of the requisite principal amount of the Outstanding Securities have given, made or taken any request, demand, authorization, direction, notice, consent, waiver or other action hereunder as of any date, (A) the principal amount of an Original Issue Discount Security which shall be deemed to be Outstanding shall be the amount of the principal thereof which would be due and payable as of such date upon acceleration of the Maturity thereof to such date pursuant to Section 502, (B) if, as of such date, the principal amount payable at the Stated Maturity of a Security is not determinable, the principal amount of such Security which shall be deemed to be Outstanding shall be the amount as specified or determined as contemplated by Section 301, (C) the principal amount of a Security denominated in one or more foreign currencies or currency units which shall be deemed to be Outstanding shall be the U.S. dollar equivalent, determined as of such date in the manner provided as contemplated by
         Section 301, of the principal amount of such Security (or, in the case of a Security described in Clause (A) or (B) above, of the amount determined as provided in such Clause), and (D) Securities owned by the Company or any other obligor upon the Securities or any Affiliate of the Company or of such other obligor shall be disregarded and deemed not to be Outstanding, except that, in determining whether the Trustee shall be protected in relying upon any such request, demand, authorization, direction, notice, consent, waiver or other action, only Securities which the Trustee actually knows to be so owned shall be so disregarded. Securities so owned which have been pledged in good faith may be regarded as Outstanding if the pledgee establishes to the satisfaction of the Trustee the pledgee's right so to act with respect to such Securities and that the pledgee is not the Company or any other obligor upon the Securities or any Affiliate of the Company or of such other obligor.

         "Paying Agent" means any Person authorized by the Company to pay the principal of or any premium or interest on any Securities on behalf of the Company.

         "Person" means any individual, corporation, partnership, joint venture, trust, unincorporated organization or government or any agency or political subdivision thereof.

         "Place of Payment", when used with respect to the Securities of any series, means the place or places where the principal of and any premium and interest on the Securities of that series are payable as specified as contemplated by Section 301.

         "Predecessor Security" of any particular Security means every previous Security evidencing all or a portion of the same debt as that evidenced by such particular Security; and, for the purposes of this definition, any Security authenticated and delivered under Section 306 in exchange for or in lieu of a mutilated, destroyed, lost or stolen Security shall be deemed to evidence the same debt as the mutilated, destroyed, lost or stolen Security.

         "Redemption Date", when used with respect to any Security to be redeemed, means the date fixed for such redemption by or pursuant to this Indenture.

         "Redemption Price", when used with respect to any Security to be redeemed, means the price at which it is to be redeemed pursuant to this Indenture.

         "Regular Record Date" for the interest payable on any Interest Payment Date on the Securities of any series means the date specified for that purpose as contemplated by Section 301.

         "Responsible Officer", when used with respect to the Trustee, means the chairman or any vice-chairman of the board of directors, the chairman or any vice-chairman of the executive committee of the board of directors, the chairman of the trust committee, the president, any vice president, the secretary, any assistant secretary, the treasurer, any assistant treasurer, any senior trust officer, any trust officer or assistant trust officer, the controller or any assistant controller or any other officer of the Trustee customarily performing functions similar to those performed by any of the above designated officers and also means, with respect to a particular corporate trust matter, any other officer to whom such matter is referred because of his knowledge of and familiarity with the particular subject.

         "Securities" has the meaning stated in the first recital of this Indenture and more particularly means any Securities authenticated and delivered under this Indenture.

         "Securities Act" means the Securities Act of 1933 and any statute successor thereto, in each case as amended from time to time.

         "Security Register" and "Security Registrar" have the respective meanings specified in Section 305.

         "Senior Indebtedness" means all obligations on any Indebtedness of the Company, whether outstanding on the date of original issuance of the Securities of any series or thereafter created, incurred or assumed, unless, in the case of any particular Indebtedness, the instrument creating or evidencing the same or pursuant to which the same is outstanding expressly provides that such Indebtedness shall not be senior in right of payment to the Securities of any series. Notwithstanding the foregoing, except as otherwise provided with respect to a series of Securities, "Senior Indebtedness" shall not include (i) any Indebtedness of the Company to a Subsidiary of the Company, (ii) Indebtedness to, or guaranteed on behalf of, any shareholder, director, officer or employee of the Company (including, without limitation, amounts owed for compensation),
(iii) any liability for federal, state, local or other taxes owed or owing by the Company, and (iv) Indebtedness which, when incurred and without respect to any election under Section 1111(b) of Title 11, United States Code, is without recourse to the Company.

         "Special Record Date" for the payment of any Defaulted Interest means a date fixed by the Trustee pursuant to Section 307.

         "Stated Maturity", when used with respect to any Security or any instalment of principal thereof or interest thereon, means the date specified in such Security as the fixed date on which the principal of such Security or such instalment of principal or interest is due and payable.

         "Subsidiary" means, in respect of any Person, any corporation, association, partnership or other business entity of which more than 50% of the total voting power of shares of capital stock or other interests (including partnership interests) entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by (i) such Person,
(ii) such Person and one or more other Subsidiaries of such Person or (iii) one or more other Subsidiaries of such Person. Unless otherwise specified, "Subsidiary" means a Subsidiary of the Company.

         "Trust Indenture Act" means the Trust Indenture Act of 1939 as in force at the date as of which this instrument was executed; provided, however, that in the event the Trust Indenture Act of 1939 is amended after such date, "Trust Indenture Act" means, to the extent required by any such amendment, the Trust Indenture Act of 1939 as so amended.

         "Trustee" means the Person named as the "Trustee" in the first paragraph of this instrument until a successor Trustee shall have become such pursuant to the applicable provisions of this Indenture, and thereafter "Trustee" shall mean or include each Person who is then a Trustee hereunder, and if at any time there is more than one such Person, "Trustee" as used with respect to the Securities of any series shall mean the Trustee with respect to Securities of that series.

         "U.S. Government Obligation" has the meaning specified in Section 1304.

         "Vice President", when used with respect to the Company or the Trustee, means any vice president, whether or not designated by a number or a word or words added before or after the title "vice president".

Section 102.      Compliance Certificates and Opinions.

         Upon any application or request by the Company to the Trustee to take any action under any provision of this Indenture, the Company shall furnish to the Trustee such certificates and opinions as may be required under the Trust Indenture Act. Each such certificate or opinion shall be given in the form of an Officers' Certificate, if to be given by an officer of the Company, or an Opinion of Counsel, if to be given by counsel, and shall comply with the requirements of the Trust Indenture Act and any other requirements set forth in this Indenture.

         Every certificate or opinion with respect to compliance with a condition or covenant provided for in this Indenture shall include,

                  (1) a statement that each individual signing such certificate or opinion has read such covenant or condition and the definitions herein relating thereto;

                  (2) a brief statement as to the nature and scope of the examination or investigation upon which the statements or opinions contained in such certificate or opinion are based;

                  (3) a statement that, in the opinion of each such individual, he has made such examination or investigation as is necessary to enable him to express an informed opinion as to whether or not such covenant or condition has been complied with; and

                  (4) a statement as to whether, in the opinion of each such individual, such condition or covenant has been complied with.

Section 103.      Form of Documents Delivered to Trustee.

         In any case where several matters are required to be certified by, or covered by an opinion of, any specified Person, it is not necessary that all such matters be certified by, or covered by the opinion of, only one such Person, or that they be so certified or covered by only one document, but one such Person may certify or give an opinion with respect to some matters and one or more other such Persons as to other matters, and any such Person may certify or give an opinion as to such matters in one or several documents.

         Any certificate or opinion of an officer of the Company may be based, insofar as it relates to legal matters, upon a certificate or opinion of, or representations by, counsel, unless such officer knows, or in the exercise of reasonable care should know, that the certificate or opinion or representations with respect to the matters upon which his certificate or opinion is based are erroneous. Any such certificate or opinion of counsel may be based, insofar as it relates to factual matters, upon a certificate or opinion of, or representations by, an officer or officers of the Company stating that the information with respect to such factual matters is in the possession of the Company, unless such counsel knows, or in the exercise of reasonable care should know, that the certificate or opinion or representations with respect to such matters are erroneous.

         Where any Person is required to make, give or execute two or more applications, requests, consents, certificates, statements, opinions or other instruments under this Indenture, they may, but need not, be consolidated and form one instrument.

Section 104.      Acts of Holders; Record Dates.

         Any request, demand, authorization, direction, notice, consent, waiver or other action provided or permitted by this Indenture to be given, made or taken by Holders may be embodied in and evidenced by one or more instruments of substantially similar tenor signed by such Holders in person or by agent duly appointed in writing; and, except as herein otherwise expressly provided, such action shall become effective when such instrument or instruments are delivered to the Trustee and, where it is hereby expressly required, to the Company. Such instrument or instruments (and the action embodied therein and evidenced thereby) are herein sometimes referred to as the "Act" of the Holders signing such instrument or instruments. Proof of execution of any such instrument or of a writing appointing any such agent shall be sufficient for any purpose of this Indenture and (subject to Section 601) conclusive in favor of the Trustee and the Company, if made in the manner provided in this Section.

         The fact and date of the execution by any Person of any such instrument or writing may be proved by the affidavit of a witness of such execution or by a certificate of a notary public or other officer authorized by law to take acknowledgments of deeds, certifying that the individual signing such instrument or writing acknowledged to him the execution thereof. Where such execution is by a signer acting in a capacity other than his individual capacity, such certificate or affidavit shall also constitute sufficient proof of his authority. The fact and date of the execution of any such instrument or writing, or the authority of the Person executing the same, may also be proved in any other manner which the Trustee deems sufficient.

         The ownership of Securities shall be proved by the Security Register.

         Any request, demand, authorization, direction, notice, consent, waiver or other Act of the Holder of any Security shall bind every future Holder of the same Security and the Holder of every Security issued upon the registration of transfer thereof or in exchange therefor or in lieu thereof in respect of anything done, omitted or suffered to be done by the Trustee or the Company in reliance thereon, whether or not notation of such action is made upon such Security.

         The Company may set any day as a record date for the purpose of determining the Holders of Outstanding Securities of any series entitled to give, make or take any request, demand, authorization, direction, notice, consent, waiver or other action provided or permitted by this Indenture to be given, made or taken by Holders of Securities of such series, provided that the Company may not set a record date for, and the provisions of this paragraph shall not apply with respect to, the giving or making of any notice, declaration, request or direction referred to in the next paragraph. If any record date is set pursuant to this paragraph, the Holders of Outstanding Securities of the relevant series on such record date, and no other Holders, shall be entitled to take the relevant action, whether or not such Holders remain Holders after such record date; provided that no such action shall be effective hereunder unless taken on or prior to the applicable Expiration Date by Holders of the requisite principal amount of Outstanding Securities of such series on such record date. Nothing in this paragraph shall be construed to prevent the Company from setting a new record date for any action for which a record date has previously been set pursuant to this paragraph (whereupon the record date previously set shall automatically and with no action by any Person be cancelled and of no effect), and nothing in this paragraph shall be construed to render ineffective any action taken by Holders of the requisite principal amount of Outstanding Securities of the relevant series on the date such action is taken. Promptly after any record date is set pursuant to this paragraph, the Company, at its own expense, shall cause notice of such record date, the proposed action by Holders and the applicable Expiration Date to be given to the Trustee in writing and to each Holder of Securities of the relevant series in the manner set forth in Section 106.

         The Trustee may set any day as a record date for the purpose of determining the Holders of Outstanding Securities of any series entitled to join in the giving or making of (i) any Notice of Default, (ii) any declaration of acceleration referred to in Section 502, (iii) any request to institute proceedings referred to in Section 507(2) or (iv) any direction referred to in
Section 512, in each case with respect to Securities of such series. If any record date is set pursuant to this paragraph, the Holders of Outstanding Securities of such series on such record date, and no other Holders, shall be entitled to join in such notice, declaration, request or direction, whether or not such Holders remain Holders after such record date; provided that no such action shall be effective hereunder unless taken on or prior to the applicable Expiration Date by Holders of the requisite principal amount of Outstanding Securities of such series on such record date. Nothing in this paragraph shall be construed to prevent the Trustee from setting a new record date for any action for which a record date has previously been set pursuant to this paragraph (whereupon the record date previously set shall automatically and with no action by any Person be canceled and of no effect), and nothing in this paragraph shall be construed to render ineffective any action taken by Holders of the requisite principal amount of Outstanding Securities of the relevant series on the date such action is taken. Promptly after any record date is set pursuant to this paragraph, the Trustee, at the Company's expense, shall cause notice of such record date, the proposed action by Holders and the applicable Expiration Date to be given to the Company in writing and to each Holder of Securities of the relevant series in the manner set forth in Section 106.

         With respect to any record date set pursuant to this Section, the party hereto which sets such record date may designate any day as the "Expiration Date" and from time to time may change the Expiration Date to any earlier or later day; provided that no such change shall be effective unless notice of the proposed new Expiration Date is given to the other party hereto in writing, and to each Holder of Securities of the relevant series in the manner set forth in
Section 106, on or prior to the existing Expiration Date. If an Expiration Date is not designated with respect to any record date set pursuant to this Section, the party hereto which set such record date shall be deemed to have initially designated the 180th day after such record date as the Expiration Date with respect thereto, subject to its right to change the Expiration Date as provided in this paragraph. Notwithstanding the foregoing, no Expiration Date shall be later than the 180th day after the applicable record date.

         Without limiting the foregoing, a Holder entitled hereunder to take any action hereunder with regard to any particular Security may do so with regard to all or any part of the principal amount of such Security or by one or more duly appointed agents each of which may do so pursuant to such appointment with regard to all or any part of such principal amount.

Section 105.      Notices, Etc., to Trustee and Company.

         Any request, demand, authorization, direction, notice, consent, waiver or Act of Holders or other document provided or permitted by this Indenture to be made upon, given or furnished to, or filed with,

                  (1) the Trustee by any Holder or by the Company shall be sufficient for every purpose hereunder if made, given, furnished or filed in writing to or with the Trustee at its Corporate Trust Office,
         Attention: Corporate Trust Trustee Administration, or

                  (2) the Company by the Trustee or by any Holder shall be sufficient for every purpose hereunder (unless otherwise herein expressly provided) if in writing and mailed, first-class postage prepaid, to the Company addressed to it at the address of its principal office specified in the first paragraph of this instrument or at any other address previously furnished in writing to the Trustee by the Company.

Section 106.      Notice to Holders; Waiver.

         Where this Indenture provides for notice to Holders of any event, such notice shall be sufficiently given (unless otherwise herein expressly provided) if in writing and mailed, first-class postage prepaid, to each Holder affected by such event, at his address as it appears in the Security Register, not later than the latest date (if any), and not earlier than the earliest date (if any), prescribed for the giving of such notice. In any case where notice to Holders is given by mail, neither the failure to mail such notice, nor any defect in any notice so mailed, to any particular Holder shall affect the sufficiency of such notice with respect to other Holders. Where this Indenture provides for notice in any manner, such notice may be waived in writing by the Person entitled to receive such notice, either before or after the event, and such waiver shall be the equivalent of such notice. Waivers of notice by Holders shall be filed with the Trustee, but such filing shall not be a condition precedent to the validity of any action taken in reliance upon such waiver.

         In case by reason of the suspension of regular mail service or by reason of any other cause it shall be impracticable to give such notice by mail, then such notification as shall be made with the approval of the Trustee shall constitute a sufficient notification for every purpose hereunder.

Section 107.      Conflict with Trust Indenture Act.

         If any provision hereof limits, qualifies or conflicts with a provision of the Trust Indenture Act which is required under such Act to be a part of and govern this Indenture, the latter provision shall control. If any provision of this Indenture modifies or excludes any provision of the Trust Indenture Act which may be so modified or excluded, the latter provision shall be deemed to apply to this Indenture as so modified or to be excluded, as the case may be.

Section 108.      Effect of Headings and Table of Contents.

         The Article and Section headings herein and the Table of Contents are for convenience only and shall not affect the construction hereof.

Section 109.      Successors and Assigns.

         All covenants and agreements in this Indenture by the Company shall bind its successors and assigns, whether so expressed or not.

Section 110.      Separability Clause.

         In case any provision in this Indenture or in the Securities shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

Section 111.      Benefits of Indenture.

         Nothing in this Indenture or in the Securities, express or implied, shall give to any Person, other than the parties hereto and their successors hereunder and the Holders, any benefit or any legal or equitable right, remedy or claim under this Indenture.

Section 112.      Governing Law.

         This Indenture and the Securities shall be governed by and construed in accordance with the law of the State of Arizona, without regard to conflicts of laws principles thereof.

Section 113.      Legal Holidays.

         In any case where any Interest Payment Date, Redemption Date or Stated Maturity of any Security shall not be a Business Day at any Place of Payment, then (notwithstanding any other provision of this Indenture or of the Securities (other than a provision of any Security which specifically states that such provision shall apply in lieu of this Section)) payment of interest or principal (and premium, if any) need not be made at such Place of Payment on such date, but may be made on the next succeeding Business Day at such Place of Payment with the same force and effect as if made on the Interest Payment Date or Redemption Date, or at the Stated Maturity.

                                   ARTICLE TWO

                                 Security Forms

Section 201.      Forms Generally.

         The Securities of each series shall be in substantially the form set forth in this Article, or in such other form as shall be established by or pursuant to a Board Resolution or in one or more indentures supplemental hereto, in each case with such appropriate insertions, omissions, substitutions and other variations as are required or permitted by this Indenture, and may have such letters, numbers or other marks of identification and such legends or endorsements placed thereon as may be required to comply with the rules of any securities exchange or Depositary therefor or as may, consistently herewith, be determined by the officers executing such Securities, as evidenced by their execution thereof. If the form of Securities of any series is established by action taken pursuant to a Board Resolution, a copy of an appropriate record of such action shall be certified by the Secretary or an Assistant Secretary of the Company and delivered to the Trustee at or prior to the delivery of the Company Order contemplated by Section 303 for the authentication and delivery of such Securities.

         The definitive Securities shall be printed, lithographed or engraved on steel engraved borders or may be produced in any other manner, all as determined by the officers executing such Securities, as evidenced by their execution of such Securities.

Section 202.      Form of Face of Security.

         [Insert any legend required by the Internal Revenue Code and the regulations thereunder.]

                            UGLY DUCKLING CORPORATION


No. _____________                                                  $_________

                                                            CUSIP NO. _______

         Ugly Duckling Corporation, a corporation duly organized and existing under the laws of Delaware (herein called the "Company," which term includes any successor Person under the Indenture hereinafter referred to), for value received, hereby promises to pay to _________________________ or registered assigns, the principal sum of ___________________________ Dollars on ___________________________ [if the Security is to bear interest prior to Maturity, insert --, and to pay interest thereon from _________________ or from the most recent Interest Payment Date to which interest has been paid or duly provided for, semi-annually on ____________________________ and
____________________________ in each year, commencing _____________________, at the rate of ________% per annum, until the principal hereof is paid or made available for payment [if applicable, insert --, provided that any principal and premium, and any such instalment of interest, which is overdue shall bear interest at the rate of _________% per annum (to the extent that the payment of such interest shall be legally enforceable), from the dates such amounts are due until they are paid or made available for payment, and such interest shall be payable on demand]. The interest so payable, and punctually paid or duly provided for, on any Interest Payment Date will, as provided in such Indenture, be paid to the Person in whose name this Security (or one or more Predecessor Securities) is registered at the close of business on the Regular Record Date for such interest, which shall be the _______________ or _________________
(whether or not a Business Day), as the case may be, next preceding such Interest Payment Date. Any such interest not so punctually paid or duly provided for will forthwith cease to be payable to the Holder on such Regular Record Date and may either be paid to the Person in whose name this Security (or one or more Predecessor Securities) is registered at the close of business on a Special Record Date for the payment of such Defaulted Interest to be fixed by the Trustee, notice whereof shall be given to Holders of Securities of this series not less than 10 days prior to such Special Record Date, or be paid at any time in any other lawful manner not inconsistent with the requirements of any securities exchange on which the Securities of this series may be listed, and upon such notice as may be required by such exchange, all as more fully provided in said Indenture].

         [If the Security is not to bear interest prior to Maturity, insert -- The principal of this Security shall not bear interest except in the case of a default in payment of principal upon acceleration, upon redemption or at Stated Maturity and in such case the overdue principal and any overdue premium shall bear interest at the rate of ____________% per annum (to the extent that the payment of such interest shall be legally enforceable), from the dates such amounts are due until they are paid or made available for payment. Interest on any overdue principal or premium shall be payable on demand. Any such interest on overdue principal or premium which is not paid on demand shall bear interest at the rate of ______________% per annum (to the extent that the payment of such interest on interest shall be legally enforceable), from the date of such demand until the amount so demanded is paid or made available for payment. Interest on any overdue interest shall be payable on demand.]

         Payment of the principal of (and premium, if any) and [if applicable, insert -- any such] interest on this Security will be made at the office or agency of the Company maintained for that purpose in ____________________, in such coin or currency of the United States of America as at the time of payment is legal tender for payment of public and private debts [if applicable, insert--; provided, however, that at the option of the Company payment of interest may be made by check mailed to the address of the Person entitled thereto as such address shall appear in the Security Register].

         Reference is hereby made to the further provisions of this Security set forth on the reverse hereof, which further provisions shall for all purposes have the same effect as if set forth at this place.

         Unless the certificate of authentication hereon has been executed by the Trustee referred to on the reverse hereof by manual signature, this Security shall not be entitled to any benefit under the Indenture or be valid or obligatory for any purpose.

         In Witness Whereof, the Company has caused this instrument to be duly executed.

                                    UGLY DUCKLING CORPORATION


                                    By_______________________________________

Attest:

______________________

Section 203.      Form of Reverse of Security.

         This Security is one of a duly authorized issue of securities of the Company (herein called the "Securities"), issued and to be issued in one or more series under an Indenture, dated as of October 15, 1998 (herein called the "Indenture", which term shall have the meaning assigned to it in such instrument), between the Company and Harris Trust and Savings Bank, as Trustee (herein called the "Trustee", which term includes any successor trustee under the Indenture), and reference is hereby made to the Indenture for a statement of the respective rights, limitations of rights, duties and immunities thereunder of the Company, the Trustee and the Holders of the Securities and of the terms upon which the Securities are, and are to be, authenticated and delivered. This Security is one of the series designated on the face hereof [if applicable, insert --, limited in aggregate principal amount to $_____________________________ ].

         [If applicable, insert -- The Securities of this series are subject to redemption upon not less than 30 days' notice by mail, [if applicable, insert --
(1) on _______________ in any year commencing with the year _____________________ and ending with the year ______________________ through operation of the sinking fund for this series at a Redemption Price equal to 100% of the principal amount, and (2)] at any time [if applicable, insert -- on or after ____________________________ , 19____], as a whole or in part, at the election of the Company, at the following Redemption Prices (expressed as percentages of the principal amount): If redeemed [if applicable, insert -- on or before __________________________________ , and if redeemed] during the 12-
month period beginning ___________________________ of the years indicated,

                     Redemption                                  Redemption
Year                   Price                 Year                  Price
----                   -----                 ----                  -----




and thereafter at a Redemption Price equal to ____________% of the principal amount, together in the case of any such redemption [if applicable, insert -- (whether through operation of the sinking fund or otherwise)] with accrued interest to the Redemption Date, but interest installments whose Stated Maturity is on or prior to such Redemption Date will be payable to the Holders of such Securities, or one or more Predecessor Securities, of record at the close of business on the relevant Record Dates referred to on the face hereof for such interest installments, all as provided in the Indenture.]

         [If applicable, insert -- The Securities of this series are subject to redemption upon not less than 30 days' notice by mail, (1) on ______________________ in any year commencing with the year ______________ and ending with the year ________________________ through operation of the sinking fund for this series at the Redemption Prices for redemption through operation of the sinking fund (expressed as percentages of the principal amount) set forth in the table below, and (2) at any time [if applicable, insert -- on or after ___________________ ], as a whole or in part, at the election of the Company, at the Redemption Prices for redemption otherwise than through operation of the sinking fund (expressed as percentages of the principal amount) set forth in the table below: If redeemed during the 12-month period beginning ______________________________ of the years indicated,

                       Redemption Price
                        For Redemption                   Redemption Otherwise
                       Through Operation                     Than Through
                            of the                            Operation
Year                     Sinking Fund                    Of the Sinking Fund
----                     ------------                    -------------------


and thereafter at a Redemption Price equal to ______________% of the principal amount, together in the case of any such redemption (whether through operation of the sinking fund or otherwise) with accrued interest to the Redemption Date, but interest installments whose Stated Maturity is on or prior to such Redemption Date will be payable to the Holders of such Securities, or one or more Predecessor Securities, of record at the close of business on the relevant Record Dates referred to on the face hereof for such interest installments, all as provided in the Indenture.]

         [If applicable, insert -- The sinking fund for this series provides for the redemption on ___________________________ in each year beginning with the year __________________ and ending with the year _________________ of [if applicable, insert -- not less than $___________________ ("mandatory sinking fund") and not more than] $_____________ aggregate principal amount of Securities of this series. Securities of this series acquired or redeemed by the Company otherwise than through [if applicable, insert -- mandatory] sinking fund payments may be credited against subsequent [if applicable, insert -- mandatory] sinking fund payments otherwise required to be made [if applicable, insert -- in the inverse order in which they become due].]

         [If the Security is subject to redemption of any kind, insert -- In the event of redemption of this Security in part only, a new Security or Securities of this series and of like tenor for the unredeemed portion hereof will be issued in the name of the Holder hereof upon the cancellation hereof.]

         [If applicable, insert paragraph regarding subordination of the Security.]

         [If applicable, insert -- The Indenture contains provisions for defeasance at any time of [the entire indebtedness of this Security] [or] [certain restrictive covenants and Events of Default with respect to this Security] [, in each case] upon compliance with certain conditions set forth in the Indenture.]

         [If the Security is not an Original Issue Discount Security, insert -- If an Event of Default with respect to Securities of this series shall occur and be continuing, the principal of the Securities of this series may be declared due and payable in the manner and with the effect provided in the Indenture.]

         [If the Security is an Original Issue Discount Security, insert -- If an Event of Default with respect to Securities of this series shall occur and be continuing, an amount of principal of the Securities of this series may be declared due and payable in the manner and with the effect provided in the Indenture. Such amount shall be equal to [insert -- formula for determining the amount]. Upon payment (i) of the amount of principal so declared due and payable and (ii) of interest on any overdue principal, premium and interest (in each case to the extent that the payment of such interest shall be legally enforceable), all of the Company's obligations in respect of the payment of the principal of and premium and interest, if any, on the Securities of this series shall terminate.]

         The Indenture permits, with certain exceptions as therein provided, the amendment thereof and the modification of the rights and obligations of the Company and the rights of the Holders of the Securities of each series to be affected under the Indenture at any time by the Company and the Trustee without the consent of any Holders in certain limited cases, and with the consent of the Holders of a majority in principal amount of the Securities at the time Outstanding of each series to be affected subject to certain exceptions. The Indenture also contains provisions permitting the Holders of specified percentages in principal amount of the Securities of each series at the time Outstanding, on behalf of the Holders of all Securities of such series, to waive compliance by the Company with certain provisions of the Indenture and certain past defaults under the Indenture and their consequences. Any such consent or waiver shall be conclusive and binding upon the Holder of this Security and upon all future Holders of this Security and of any Security issued upon the registration of transfer hereof or in exchange herefor or in lieu hereof, whether or not notation of such consent or waiver is made upon this Security.

         As provided in and subject to the provisions of the Indenture, the Holder of this Security shall not have the right to institute any proceeding with respect to the Indenture or for the appointment of a receiver or trustee or for any other remedy thereunder, unless such Holder shall have previously given the Trustee written notice of a continuing Event of Default with respect to the Securities of this series, the Holders of not less than 25% in principal amount of the Securities of this series at the time Outstanding shall have made written request to the Trustee to institute proceedings in respect of such Event of Default as Trustee and offered the Trustee reasonable indemnity, and the Trustee shall not have received from the Holders of a majority in principal amount of Securities of this series at the time Outstanding a direction inconsistent with such request, and shall have failed to institute any such proceeding, for 60 days after receipt of such notice, request and offer of indemnity. The foregoing shall not apply to any suit instituted by the Holder of this Security for the enforcement of any payment of principal hereof or any premium or interest hereon on or after the respective due dates expressed herein.

         No reference herein to the Indenture and no provision of this Security or of the Indenture shall alter or impair the obligation of the Company, which is absolute and unconditional, to pay the principal of and any premium and interest on this Security at the times, place and rate, and in the coin or currency, herein prescribed.

         As provided in the Indenture and subject to certain limitations therein set forth, the transfer of this Security is registrable in the Security Register, upon surrender of this Security for registration of transfer at the office or agency of the Company in any place where the principal of and any premium and interest on this Security are payable, duly endorsed by, or accompanied by a written instrument of transfer in form satisfactory to the Company and the Security Registrar duly executed by, the Holder hereof or his attorney duly authorized in writing, and thereupon one or more new Securities of this series and of like tenor, of authorized denominations and for the same aggregate principal amount, will be issued to the designated transferee or transferees.

         The Securities of this series are issuable only in registered form without coupons in denominations of $__________________ and any integral multiple thereof. As provided in the Indenture and subject to certain limitations therein set forth, Securities of this series are exchangeable for a like aggregate principal amount of Securities of this series and of like tenor of a different authorized denomination, as requested by the Holder surrendering the same.

         No service charge shall be made for any such registration of transfer or exchange, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith.

         Prior to due presentment of this Security for registration of transfer, the Company, the Trustee and any agent of the Company or the Trustee may treat the Person in whose name this Security is registered as the owner hereof for all purposes, whether or not this Security be overdue, and neither the Company, the Trustee nor any such agent shall be affected by notice to the contrary.

         All terms used in this Security which are defined in the Indenture shall have the meanings assigned to them in the Indenture.

Section 204.      Form of Legend for Global Securities.

         Unless otherwise specified as contemplated by Section 301 for the Securities evidenced thereby, every Global Security authenticated and delivered hereunder shall bear a legend in substantially the following form:

THIS SECURITY IS A GLOBAL SECURITY WITHIN THE MEANING OF THE INDENTURE HEREINAFTER REFERRED TO AND IS REGISTERED IN THE NAME OF A DEPOSITARY OR A NOMINEE THEREOF. THIS SECURITY MAY NOT BE EXCHANGED IN WHOLE OR IN PART FOR A SECURITY REGISTERED, AND NO TRANSFER OF THIS SECURITY IN WHOLE OR IN PART MAY BE REGISTERED, IN THE NAME OF ANY PERSON OTHER

THAN SUCH DEPOSITARY OR A NOMINEE THEREOF, EXCEPT IN THE LIMITED CIRCUMSTANCES DESCRIBED IN THE INDENTURE.

Section 205.      Form of Trustee's Certificate of Authentication.

         The Trustee's certificates of authentication shall be in substantially the following form:

         This is one of the Securities of the series designated therein referred to in the within-mentioned Indenture.


                                             _________________________________,
                                                                     As Trustee


                                             By ______________________________
                                                             Authorized Officer

                                  ARTICLE THREE

                                 The Securities

Section 301.      Amount of Securities; Issuable in Series.

         The aggregate principal amount of Securities which may be authenticated and delivered under this Indenture is limited to $100,000,000, except for Securities authenticated and delivered upon transfer of or in exchange for, or in lieu of other Securities pursuant to Section 304, 305, 306, 906, and 1107, and except for Securities which, pursuant to Section 303, are deemed never to have been authenticated and delivered hereunder.

         The Securities may be issued in one or more series. There shall be established in or pursuant to a Board Resolution and, subject to Section 303, set forth, or determined in the manner provided, in an Officers' Certificate, or established in one or more indentures supplemental hereto, prior to the issuance of Securities of any series,

                  (1) the title of the Securities of the series (which shall distinguish the Securities of the series from Securities of any other series);

                  (2) any limit upon the aggregate principal amount of the Securities of the series which may be authenticated and delivered under this Indenture (except for Securities authenticated and delivered upon registration of transfer of, or in exchange for, or in lieu of, other Securities of the series pursuant to Section 304, 305, 306, 906 or 1107 and except for any Securities which, pursuant to Section 303, are deemed never to have been authenticated and delivered hereunder);

                  (3) the Person to whom any interest on a Security of the series shall be payable, if other than the Person in whose name that Security (or one or more Predecessor Securities) is registered at the close of business on the Regular Record Date for such interest;

                  (4) the date or dates on which the principal of any Securities of the series is payable;

                  (5) the rate or rates at which any Securities of the series shall bear interest, if any, the basis of computation of such interest (if other than as provided in Section 310), the date or dates from which any such interest shall accrue, the Interest Payment Dates on which any such interest shall be payable the manner of determination of such Interest Payment Dates and the Regular Record Date for any such interest payable on any Interest Payment Date;

                  (6) the right, if any, to extend the interest payment periods and the duration of such extension;

                  (7) the place or places where the principal of and any premium and interest on any Securities of the series shall be payable;

                  (8) the period or periods within which, the price or prices at which and the terms and conditions upon which any Securities of the series may be redeemed, in whole or in part, at the option of the Company and, if other than by a Board Resolution, the manner in which any election by the Company to redeem the Securities shall be evidenced;

                  (9) the obligation, if any, of the Company to redeem or purchase any Securities of the series pursuant to any sinking fund or analogous provisions or at the option of the Holder thereof and the period or periods within which, the price or prices at which and the terms and conditions upon which any Securities of the series shall be redeemed or purchased, in whole or in part, pursuant to such obligation;

                  (10) if other than denominations of $1,000 and any integral multiple thereof, the denominations in which any Securities of the series shall be issuable;

                  (11) if the amount of principal of or any premium or interest on any Securities of the series may be determined with reference to an index or pursuant to a formula, the manner in which such amounts shall be determined;

                  (12) if other than the currency of the United States of America, the currency, currencies or currency units in which the principal of or any premium or interest on any Securities of the series shall be payable and the manner of determining the equivalent thereof in the currency of the United States of America for any purpose, including for purposes of the definition of "Outstanding" in Section 101;

                  (13) if the principal of or any premium or interest on any Securities of the series is to be payable, at the election of the Company or the Holder thereof, in one or more currencies or currency units other than that or those in which such Securities are stated to be payable, the currency, currencies or currency units in which the principal of or any premium or interest on such Securities as to which such election is made shall be payable, the periods within which and the terms and conditions upon which such election is to be made and the amount so payable (or the manner in which such amount shall be determined);

                  (14) if other than the entire principal amount thereof, the portion of the principal amount of any Securities of the series which shall be payable upon declaration of acceleration of the Maturity thereof pursuant to Section 502;

                  (15) if the principal amount payable at the Stated Maturity of any Securities of the series will not be determinable as of any one or more dates prior to the Stated Maturity, the amount which shall be deemed to be the principal amount of such Securities as of any such date for any purpose thereunder or hereunder, including the principal amount thereof which shall be due and payable upon any Maturity other than the Stated Maturity or which shall be deemed to be Outstanding as of any date prior to the Stated Maturity (or, in any such case, the manner in which such amount deemed to be the principal amount shall be determined);

                  (16) if applicable, that the Securities of the series, in whole or any specified part, shall be defeasible pursuant to Section 1302 or Section 1303 or both such Sections and, if other than by a Board Resolution, the manner in which any election by the Company to defease such Securities shall be evidenced;

                  (17) if applicable, that any Securities of the series shall be issuable in whole or in part in the form of one or more Global Securities and, in such case, the respective Depositaries for such Global Securities, the form of any legend or legends which shall be borne by any such Global Securities in addition to or in lieu of that set forth in Section 204 and any circumstances in addition to or in lieu of those set forth in Clause (2) of the last paragraph of Section 305 in which any such Global Security may be exchanged in whole or in part for Securities registered, and any transfer of such Global Security in whole or in part may be registered, in the name or names of Persons other than the Depositary for such Global Security or a nominee thereof;

                  (18) any addition to or change in the Events of Default which applies to any Securities of the series and any change in the right of the Trustee or the requisite Holders of such Securities to declare the principal amount thereof due and payable pursuant to Section 502;

                  (19) any addition to or change in the covenants set forth in Article Ten which applies to Securities of the series; and

                  (20) the non-application of, or any addition to or change in, Article Fourteen with respect to Securities of the series;

                  (21) any other terms of the series (which terms shall not be inconsistent with the provisions of this Indenture, except as permitted by Section 901(5)).

         All Securities of any one series shall be substantially identical except as to denomination and except as may otherwise be provided in or pursuant to the Board Resolution referred to above and (subject to Section 303) set forth, or determined in the manner provided, in the Officers' Certificate referred to above or in any such indenture supplemental hereto.

         If any of the terms of the series are established by action taken pursuant to a Board Resolution, a copy of an appropriate record of such action shall be certified by the Secretary or an Assistant Secretary of the Company and delivered to the Trustee at or prior to the delivery of the Officers' Certificate setting forth the terms of the series.

Section 302.      Denominations.

         The Securities of each series shall be issuable only in registered form without coupons and only in such denominations as shall be specified as contemplated by Section 301. In the absence of any such specified denomination with respect to the Securities of any series, the Securities of such series shall be issuable in denominations of $1,000 and any integral multiple thereof.

Section 303.      Execution, Authentication, Delivery and Dating.

         The Securities shall be executed on behalf of the Company by its Chairman of the Board, its Vice Chairman of the Board, its President or one of its Vice Presidents, and attested by its Secretary or one of its Assistant Secretaries. The signature of any of these officers on the Securities may be manual or facsimile.

         Securities bearing the manual or facsimile signatures of individuals who were at any time the proper officers of the Company shall bind the Company, notwithstanding that such individuals or any of them have ceased to hold such offices prior to the authentication and delivery of such Securities or did not hold such offices at the date of such Securities.

         At any time and from time to time after the execution and delivery of this Indenture, the Company may deliver Securities of any series executed by the Company to the Trustee for authentication, together with a Company Order for the authentication and delivery of such Securities, and the Trustee in accordance with the Company Order shall authenticate and deliver such Securities. If the form or terms of the Securities of the series have been established by or pursuant to one or more Board Resolutions as permitted by Sections 201 and 301, in authenticating such Securities, and accepting the additional responsibilities under this Indenture in relation to such

Securities, the Trustee shall be entitled to receive, and (subject to Section
601) shall be fully protected in relying upon, an Opinion of Counsel stating,

                  (1) if the form of such Securities has been established by or pursuant to Board Resolution as permitted by Section 201, that such form has been established in conformity with the provisions of this Indenture;

                  (2) if the terms of such Securities have been established by or pursuant to Board Resolution as permitted by Section 301, that such terms have been established in conformity with the provisions of this Indenture; and

                  (3) that such Securities, when authenticated and delivered by the Trustee and issued by the Company in the manner and subject to any conditions specified in such Opinion of Counsel, will constitute valid and legally binding obligations of the Company enforceable in accordance with their terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors' rights and to general equity principles.

If such form or terms have been so established, the Trustee shall not be required to authenticate such Securities if the issue of such Securities pursuant to this Indenture will affect the Trustee's own rights, duties or immunities under the Securities and this Indenture or otherwise in a manner which is not reasonably acceptable to the Trustee.

         Notwithstanding the provisions of Section 301 and of the preceding paragraph, if all Securities of a series are not to be originally issued at one time, it shall not be necessary to deliver the Officers' Certificate otherwise required pursuant to Section 301 or the Company Order and Opinion of Counsel otherwise required pursuant to such preceding paragraph at or prior to the authentication of each Security of such series if such documents are delivered at or prior to the authentication upon original issuance of the first Security of such series to be issued.

         Each Security shall be dated the date of its authentication.

         No Security shall be entitled to any benefit under this Indenture or be valid or obligatory for any purpose unless there appears on such Security a certificate of authentication substantially in the form provided for herein executed by the Trustee by manual signature, and such certificate upon any Security shall be conclusive evidence, and the only evidence, that such Security has been duly authenticated and delivered hereunder. Notwithstanding the foregoing, if any Security shall have been authenticated and delivered hereunder but never issued and sold by the Company, and the Company shall deliver such Security to the Trustee for cancellation as provided in Section 309, for all purposes of this Indenture such Security shall be deemed never to have been authenticated and delivered hereunder and shall never be entitled to the benefits of this Indenture.

Section 304.      Temporary Securities.

         Pending the preparation of definitive Securities of any series, the Company may execute, and upon Company Order the Trustee shall authenticate and deliver, temporary Securities which are printed, lithographed, typewritten, mimeographed or otherwise produced, in any authorized denomination, substantially of the tenor of the definitive Securities in lieu of which they are issued and with such appropriate insertions, omissions, substitutions and other variations as the officers executing such Securities may determine, as evidenced by their execution of such Securities.

         If temporary Securities of any series are issued, the Company will cause definitive Securities of that series to be prepared without unreasonable delay. After the preparation of definitive Securities of such series, the temporary Securities of such series shall be exchangeable for definitive Securities of such series upon surrender of the temporary Securities of such series at the office or agency of the Company in a Place of Payment for that series, without charge to the Holder. Upon surrender for cancellation of any one or more temporary Securities of any series, the Company shall execute and the Trustee shall authenticate and deliver in exchange therefor one or more definitive Securities of the same series, of any authorized denominations and of like tenor and aggregate principal amount. Until so exchanged, the temporary Securities of any series shall in all respects be entitled to the same benefits under this Indenture as definitive Securities of such series and tenor.

Section 305.      Registration, Registration of Transfer and Exchange.

         The Company shall cause to be kept at the Corporate Trust Office of the Trustee a register (the register maintained in such office or in any other office or agency of the Company in a Place of Payment being herein sometimes referred to as the "Security Register") in which, subject to such reasonable regulations as it may prescribe, the Company shall provide for the registration of Securities and of transfers of Securities. The Trustee is hereby appointed "Security Registrar" for the purpose of registering Securities and transfers of Securities as herein provided.

         Upon surrender for registration of transfer of any Security of a series at the office or agency of the Company in a Place of Payment for that series, the Company shall execute, and the Trustee shall authenticate and deliver, in the name of the designated transferee or transferees, one or more new Securities of the same series, of any authorized denominations and of like tenor and aggregate principal amount.

         At the option of the Holder, Securities of any series may be exchanged for other Securities of the same series, of any authorized denominations and of like tenor and aggregate principal amount, upon surrender of the Securities to be exchanged at such office or agency. Whenever any Securities are so surrendered for exchange, the Company shall execute, and the Trustee shall authenticate and deliver, the Securities which the Holder making the exchange is entitled to receive.

         All Securities issued upon any registration of transfer or exchange of Securities shall be the valid obligations of the Company, evidencing the same debt, and entitled to the same benefits under this Indenture, as the Securities surrendered upon such registration of transfer or exchange.

         Every Security presented or surrendered for registration of transfer or for exchange shall (if so required by the Company or the Trustee) be duly endorsed, or be accompanied by a written instrument of transfer in form satisfactory to the Company and the Security Registrar duly executed, by the Holder thereof or his attorney duly authorized in writing.

         No service charge shall be made for any registration of transfer or exchange of Securities, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in connection with any registration of transfer or exchange of Securities, other than exchanges pursuant to Section 304, 906 or 1107 not involving any transfer.

         If the Securities of any series (or of any series and specified tenor) are to be redeemed, the Company shall not be required (A) to issue, register the transfer of or exchange any Securities of that series (or of that series and specified tenor, as the case may be) during a period beginning at the opening of business 15 days before the day of the mailing of a notice of redemption of any such Securities selected for redemption and ending at the close of business on the day of such mailing, or (B) to register the transfer of or exchange any Security so selected for redemption in whole or in part, except the unredeemed portion of any Security being redeemed in part.

         The provisions of Clauses (1), (2), (3) and (4) below shall apply only to Global Securities:

                  (1) Each Global Security authenticated under this Indenture shall be registered in the name of the Depositary designated for such Global Security or a nominee thereof and delivered to such Depositary or a nominee thereof or custodian therefor, and each such Global Security shall constitute a single Security for all purposes of this Indenture.

                  (2) Notwithstanding any other provision in this Indenture, no Global Security may be exchanged in whole or in part for Securities registered and no transfer of a Global Security in whole or in part may be registered, in the name of any Person other than the Depositary for such Global Security or a nominee thereof unless (A) such Depositary
         (i) has notified the Company that it is unwilling or unable to continue as Depositary for such Global Security or (ii) has ceased to be a clearing agency registered under the Exchange Act, (B) there shall have occurred and be continuing an Event of Default with respect to such Global Security, (C) the Company executes and delivers to the Trustee a Company Order that such Global Security shall be so transferable or exchangeable, or (D) there shall exist such circumstances, if any, in addition to or in lieu of the foregoing as have been specified for this purpose as contemplated by Section 301.

                  (3) Subject to Clause (2) above, any exchange of a Global Security for other Securities may be made in whole or in part, and all Securities issued in exchange for a Global

         Security or any portion thereof shall be registered in such names as the Depositary for such Global Security shall direct.

                  (4) Every Security authenticated and delivered upon registration of transfer of, or in exchange for or in lieu of, a Global Security or any portion thereof, whether pursuant to this Section,
         Section 304, 306, 906 or 1107 or otherwise, shall be authenticated and delivered in the form of, and shall be, a Global Security, unless such Security is registered in the name of a Person other than the Depositary for such Global Security or a nominee thereof.

Section 306.      Mutilated, Destroyed, Lost and Stolen Securities.

         If any mutilated Security is surrendered to the Trustee, the Company shall execute and the Trustee shall authenticate and deliver in exchange therefor a new Security of the same series and of like tenor and principal amount and bearing a number not contemporaneously outstanding.

         If there shall be delivered to the Company and the Trustee (i) evidence to their satisfaction of the destruction, loss or theft of any Security and (ii) such security or indemnity as may be required by them to save each of them and any agent of either of them harmless, then, in the absence of notice to the Company or the Trustee that such Security has been acquired by a bona fide purchaser, the Company shall execute and the Trustee shall authenticate and deliver, in lieu of any such destroyed, lost or stolen Security, a new Security of the same series and of like tenor and principal amount and bearing a number not contemporaneously outstanding.

         In case any such mutilated, destroyed, lost or stolen Security has become or is about to become due and payable, the Company in its discretion may, instead of issuing a new Security, pay such Security.

         Upon the issuance of any new Security under this Section, the Company may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses (including the fees and expenses of the Trustee) connected therewith.

         Every new Security of any series issued pursuant to this Section in lieu of any destroyed, lost or stolen Security shall constitute an original additional contractual obligation of the Company, whether or not the destroyed, lost or stolen Security shall be at any time enforceable by anyone, and shall be entitled to all the benefits of this Indenture equally and proportionately with any and all other Securities of that series duly issued hereunder.

         The provisions of this Section are exclusive and shall preclude (to the extent lawful) all other rights and remedies with respect to the replacement or payment of mutilated, destroyed, lost or stolen Securities.

Section 307.      Payment of Interest; Interest Rights Preserved.

         Except as otherwise provided as contemplated by Section 301 with respect to any series of Securities, interest on any Security which is payable, and is punctually paid or duly provided for, on any Interest Payment Date shall be paid to the Person in whose name that Security (or one or more Predecessor Securities) is registered at the close of business on the Regular Record Date for such interest, at the office or agency of the Company maintained for that purpose in a Place of Payment for such series of Securities, in such coin or currency of the United States of America as at the time of payment is legal tender for payment of public and private debts; provided, however, that at the option of the Company payment of interest may be made by check mailed to the address of the Person entitled thereto as such address shall appear in the Security Register.

         Any interest on any Security of any series which is payable, but is not punctually paid or duly provided for, on any Interest Payment Date (herein called "Defaulted Interest") shall forthwith cease to be payable to the Holder on the relevant Regular Record Date by virtue of having been such Holder, and such Defaulted Interest may be paid by the Company, at its election in each case, as provided in Clause (1) or (2) below:

                  (1) The Company may elect to make payment of any Defaulted Interest to the Persons in whose names the Securities of such series (or their respective Predecessor Securities) are registered at the close of business on a Special Record Date for the payment of such Defaulted Interest, which shall be fixed in the following manner. The Company shall notify the Trustee in writing of the amount of Defaulted Interest proposed to be paid on each Security of such series and the date of the proposed payment, and at the same time the Company shall deposit with the Trustee an amount of money equal to the aggregate amount proposed to be paid in respect of such Defaulted Interest or shall make arrangements satisfactory to the Trustee for such deposit prior to the date of the proposed payment, such money when deposited to be held in trust for the benefit of the Persons entitled to such Defaulted Interest as in this Clause provided. Thereupon the Trustee shall fix a Special Record Date for the payment of such Defaulted Interest which shall be not more than 15 days and not less than 10 days prior to the date of the proposed payment and not less than 10 days after the receipt by the Trustee of the notice of the proposed payment. The Trustee shall promptly notify the Company of such Special Record Date and, in the name and at the expense of the Company, shall cause notice of the proposed payment of such Defaulted Interest and the Special Record Date therefor to be given to each Holder of Securities of such series in the manner set forth in Section 106, not less than 10 days prior to such Special Record Date. Notice of the proposed payment of such Defaulted Interest and the Special Record Date therefor having been so mailed, such Defaulted Interest shall be paid to the Persons in whose names the Securities of such series (or their respective Predecessor Securities) are registered at the close of business on such Special Record Date and shall no longer be payable pursuant to the following Clause (2).

                  (2) The Company may make payment of any Defaulted Interest on the Securities of any series in any other lawful manner not inconsistent with the requirements of any securities exchange on which such Securities may be listed, and upon such notice as may be required by such exchange, if, after notice given by the Company to the Trustee of the proposed payment pursuant to this Clause, such manner of payment shall be deemed practicable by the Trustee.

         Subject to the foregoing provisions of this Section, each Security delivered under this Indenture upon registration of transfer of or in exchange for or in lieu of any other Security shall carry the rights to interest accrued and unpaid, and to accrue, which were carried by such other Security.

Section 308.      Persons Deemed Owners.

         Prior to due presentment of a Security for registration of transfer, the Company, the Trustee and any agent of the Company or the Trustee may treat the Person in whose name such Security is registered as the owner of such Security for the purpose of receiving payment of principal of and any premium and (subject to Section 307) any interest on such Security and for all other purposes whatsoever, whether or not such Security be overdue, and neither the Company, the Trustee nor any agent of the Company or the Trustee shall be affected by notice to the contrary.

Section 309.      Cancellation.

         All Securities surrendered for payment, redemption, registration of transfer or exchange or for credit against any sinking fund payment shall, if surrendered to any Person other than the Trustee, be delivered to the Trustee and shall be promptly cancelled by it. The Company may at any time deliver to the Trustee for cancellation any Securities previously authenticated and delivered hereunder which the Company may have acquired in any manner whatsoever, and may deliver to the Trustee (or to any other Person for delivery to the Trustee) for cancellation any Securities previously authenticated hereunder which the Company has not issued and sold, and all Securities so delivered shall be promptly cancelled by the Trustee. No Securities shall be authenticated in lieu of or in exchange for any Securities cancelled as provided in this Section, except as expressly permitted by this Indenture. All cancelled Securities held by the Trustee shall be disposed of as directed by a Company Order.

Section 310.      Computation of Interest.

         Except as otherwise specified as contemplated by Section 301 for Securities of any series, interest on the Securities of each series shall be computed on the basis of a 360-day year of twelve 30-day months.

Section 311.      CUSIP Numbers.

         The Company in issuing the Securities may use "CUSIP" numbers (if then generally in use), and, if so, the Trustee shall use "CUSIP" numbers in notices of redemption as a convenience to Holders; provided that any such notice may state that no representation is made as to the correctness of such numbers either as printed on the Securities or as contained in any notice of a redemption and that reliance may be placed only on the other identification numbers printed on the Securities, and any such redemption shall not be affected by any defect in or omission of such numbers.

                                  ARTICLE FOUR

                           Satisfaction and Discharge

Section 401.      Satisfaction and Discharge of Indenture.

         This Indenture shall upon Company Request cease to be of further effect (except as to any surviving rights of registration of transfer or exchange of Securities herein expressly provided for), and the Trustee, at the expense of the Company, shall execute proper instruments acknowledging satisfaction and discharge of this Indenture, when

                  (1) either

                  (A) all Securities theretofore authenticated and delivered (other than (i) Securities which have been destroyed, lost or stolen and which have been replaced or paid as provided in Section 306 and
         (ii) Securities for whose payment money has theretofore been deposited in trust or segregated and held in trust by the Company and thereafter repaid to the Company or discharged from such trust, as provided in
         Section 1003) have been delivered to the Trustee for cancellation; or

                  (B) all such Securities not theretofore delivered to the Trustee for cancellation

                  (i) have become due and payable, or

                  (ii) will become due and payable at their Stated Maturity within one year, or

                  (iii) are to be called for redemption within one year under arrangements satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name, and at the expense, of the Company, and the Company, in the case of (i), (ii) or (iii) above, has deposited or caused to be deposited with the Trustee as trust funds in trust for the purpose money in an amount sufficient to pay and discharge the entire indebtedness on such Securities not theretofore delivered to the Trustee for cancellation, for principal and any premium and interest to the date of such deposit (in the case of Securities which have become due and payable) or to the Stated Maturity or Redemption Date, as the case may be;

                  (2) the Company has paid or caused to be paid all other sums payable hereunder by the Company; and

                  (3) the Company has delivered to the Trustee an Officers' Certificate and an Opinion of Counsel, each stating that all conditions precedent herein provided for relating to the satisfaction and discharge of this Indenture have been complied with.

         Notwithstanding the satisfaction and discharge of this Indenture, the obligations of the Company to the Trustee under Section 607, the obligations of the Company to any Authenticating Agent under Section 614 and, if money shall have been deposited with the Trustee pursuant to subclause (B) of Clause (1) of this Section, the obligations of the Trustee under Section 402 and the last paragraph of Section 1003 shall survive.

Section 402.      Application of Trust Money.

         Subject to the provisions of the last paragraph of Section 1003, all money deposited with the Trustee pursuant to Section 401 shall be held in trust and applied by it, in accordance with the provisions of the Securities and this Indenture, to the payment, either directly or through any Paying Agent (including the Company acting as its own Paying Agent) as the Trustee may determine, to the Persons entitled thereto, of the principal and any premium and interest for whose payment such money has been deposited with the Trustee.

                                  ARTICLE FIVE

                                    Remedies

Section 501.      Events of Default.

         "Event of Default", wherever used herein with respect to Securities of any series, means any one of the following events (whatever the reason for such Event of Default and whether it shall be voluntary or involuntary or be effected by operation of law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body):

                  (1) default in the payment of any interest upon any Security of that series when it becomes due and payable, and continuance of such default for a period of 30 days; or

                  (2) default in the payment of the principal of or any premium on any Security of that series at its Maturity; or

                  (3) default in the deposit of any sinking fund payment, when and as due by the terms of a Security of that series; or

                  (4) default in the performance, or breach, of any covenant or warranty of the Company in this Indenture (other than a covenant or warranty a default in whose performance or whose breach is elsewhere in this Section specifically dealt with or which has expressly been included in this Indenture solely for the benefit of a series of Securities other than that series), and continuance of such default or breach for a period of 90 days after there has been given, by registered or certified mail, to the Company by the Trustee or to the Company and the Trustee by the Holders of at least 25% in principal amount of the Outstanding Securities of that series a written notice specifying such default or breach and requiring it to be remedied and stating that such notice is a "Notice of Default" hereunder; or

                  (5) the entry by a court having jurisdiction in the premises of (A) a decree or order for relief in respect of the Company in an involuntary case or proceeding under any applicable Federal or State bankruptcy, insolvency, reorganization or other similar law or (B) a decree or order adjudging the Company a bankrupt or insolvent, or approving as properly filed a petition seeking reorganization, arrangement, adjustment or composition of or in respect of the Company under any applicable Federal or State law, or appointing a custodian, receiver, liquidator, assignee, trustee, sequestrator or other similar official of the Company or of any substantial part of its property, or ordering the winding up or liquidation of its affairs, and the continuance of any such decree or order for relief or any such other decree or order unstayed and in effect for a period of 90 consecutive days; or

                  (6) the commencement by the Company of a voluntary case or proceeding under any applicable Federal or State bankruptcy, insolvency, reorganization or other similar law or of any other case or proceeding to be adjudicated a bankrupt or insolvent, or the consent by it to the entry of a decree or order for relief in respect of the Company in an involuntary case or proceeding under any applicable Federal or State bankruptcy, insolvency, reorganization or other similar law or to the commencement of any bankruptcy or insolvency case or proceeding against it, or the filing by it of a petition or answer or consent seeking reorganization or relief under any applicable Federal or State law, or the consent by it to the filing of such petition or to the appointment of or taking possession by a custodian, receiver, liquidator, assignee, trustee, sequestrator or other similar official of the Company or of any substantial part of its property, or the making by it of an assignment for the benefit of creditors, or the admission by it in writing of its inability to pay its debts generally as they become due, or the taking of corporate action by the Company in furtherance of any such action; or

                  (7) any other Event of Default provided with respect to Securities of that series.

Section 502.      Acceleration of Maturity; Rescission and Annulment.

         If an Event of Default (other than an Event of Default specified in Section 501(5) or 501(6)) with respect to Securities of any series at the time Outstanding occurs and is continuing, then in every such case the Trustee or the Holders of not less than 25% in principal amount of the Outstanding Securities of that series may declare the principal amount of all the Securities of that series (or, if any Securities of that series are Original Issue Discount Securities, such portion of the principal amount of such Securities as may be specified by the terms thereof) to be due and payable immediately, by a notice in writing to the Company (and to the Trustee if given by Holders), and upon any such declaration such principal amount (or specified amount) shall become immediately due and payable. If an Event of Default specified in Section 501(5) or 501(6) with respect to Securities of any series at the time Outstanding occurs, the principal amount of all the Securities of that series (or, if any Securities of that series are Original Issue Discount Securities, such portion of the principal amount of such Securities as may be specified by the terms thereof) shall automatically, and without any declaration or other action on the part of the Trustee or any Holder, become immediately due and payable.

         At any time after such a declaration of acceleration with respect to Securities of any series has been made and before a judgment or decree for payment of the money due has been obtained by the Trustee as hereinafter in this Article provided, the Holders of a majority in principal amount of the Outstanding Securities of that series, by written notice to the Company and the Trustee, may rescind and annul such declaration and its consequences if

                  (1) the Company has paid or deposited with the Trustee a sum sufficient to pay

                  (A) all overdue interest on all Securities of that series,

                  (B) the principal of (and premium, if any, on) any Securities of that series which have become due otherwise than by such declaration of acceleration and any interest thereon at the rate or rates prescribed therefor in such Securities,

                  (C) to the extent that payment of such interest is lawful, interest upon overdue interest at the rate or rates prescribed therefor in such Securities, and

                  (D) all sums paid or advanced by the Trustee hereunder and the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel; and

                  (2) all Events of Default with respect to Securities of that series other than the non-payment of the principal of Securities of that series which has become due solely by such declaration of acceleration, have been cured or waived as provided in Section 513.

         No such rescission shall affect any subsequent default or impair any right consequent thereon.

Section 503. Collection of Indebtedness and Suits for Enforcement by Trustee.

         The Company covenants that if

                  (1) default is made in the payment of any interest on any Security when such interest becomes due and payable and such default continues for a period of 30 days, or

                  (2) default is made in the payment of the principal of (or premium, if any, on) any Security at the Maturity thereof, the Company will, upon demand of the Trustee, pay to it, for the benefit of the Holders of such Securities, the whole amount then due and payable on such Securities for principal and any premium and interest and, to the extent that payment of such interest shall be legally enforceable, interest on any overdue principal and premium and on any overdue interest, at the rate or rates prescribed therefor in such Securities, and, in addition thereto, such further amount as shall be sufficient to cover the costs and expenses of collection, including the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel.

         If an Event of Default with respect to Securities of any series occurs and is continuing, the Trustee may in its discretion proceed to protect and enforce its rights and the rights of the Holders of Securities of such series by such appropriate judicial proceedings as the Trustee shall deem most effectual to protect and enforce any such rights, whether for the specific enforcement of any covenant or agreement in this Indenture or in aid of the exercise of any power granted herein, or to enforce any other proper remedy.

Section 504. Trustee May File Proofs of Claim.

         In case of any judicial proceeding relative to the Company (or any other obligor upon the Securities), its property or its creditors, the Trustee shall be entitled and empowered, by intervention in such proceeding or otherwise, to take any and all actions authorized under the Trust Indenture Act in order to have claims of the Holders and the Trustee allowed in any such proceeding. In particular, the Trustee shall be authorized to collect and receive any moneys or other property payable or deliverable on any such claims and to distribute the same; and any custodian, receiver, assignee, trustee, liquidator, sequestrator or other similar official in any such judicial proceeding is hereby authorized by each Holder to make such payments to the Trustee and, in the event that the Trustee shall consent to the making of such payments directly to the Holders, to pay to the Trustee any amount due it for the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel, and any other amounts due the Trustee under
Section 607.

         No provision of this Indenture shall be deemed to authorize the Trustee to authorize or consent to or accept or adopt on behalf of any Holder any plan of reorganization, arrangement, adjustment or composition affecting the Securities or the rights of any Holder thereof or to authorize the Trustee to vote in respect of the claim of any Holder in any such proceeding; provided, however, that the Trustee may, on behalf of the Holders, vote for the election of a trustee in bankruptcy or similar official and be a member of a creditors' or other similar committee.

Section 505. Trustee May Enforce Claims Without Possession of Securities.

         All rights of action and claims under this Indenture or the Securities may be prosecuted and enforced by the Trustee without the possession of any of the Securities or the production thereof in any proceeding relating thereto, and any such proceeding instituted by the Trustee shall be brought in its own name as trustee of an express trust, and any recovery of judgment shall, after provision for the payment of the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel, be for the ratable benefit of the Holders of the Securities in respect of which such judgment has been recovered.

Section 506. Application of Money Collected.

         Any money collected by the Trustee pursuant to this Article shall be applied in the following order, at the date or dates fixed by the Trustee and, in case of the distribution of such money on account of principal or any premium or interest, upon presentation of the Securities and the notation thereon of the payment if only partially paid and upon surrender thereof if fully paid:

         First: To the payment of all amounts due the Trustee under Section 607;

         Second: To the payment of the amounts then due and unpaid for principal of and any premium and interest on the Securities in respect of which or for the benefit of which such money has been collected, ratably, without preference or priority of any kind, according to the amounts due and payable on such Securities for principal and any premium and interest, respectively, and

         Third: To the payment of the balance, if any, to the Company or any other Person or Persons legally entitled thereto.

Section 507. Limitation on Suits.

         No Holder of any Security of any series shall have any right to institute any proceeding, judicial or otherwise, with respect to this Indenture, or for the appointment of a receiver or trustee, or for any other remedy hereunder, unless

                  (1) such Holder has previously given written notice to the Trustee of a continuing Event of Default with respect to the Securities of that series;

                  (2) the Holders of not less than 25% in principal amount of the Outstanding Securities of that series shall have made written request to the Trustee to institute proceedings in respect of such Event of Default in its own name as Trustee hereunder;

                  (3) such Holder or Holders have offered to the Trustee reasonable indemnity against the costs, expenses and liabilities to be incurred in compliance with such request;

                  (4) the Trustee for 60 days after its receipt of such notice, request and offer of indemnity has failed to institute any such proceeding; and

                  (5) no direction inconsistent with such written request has been given to the Trustee during such 60-day period by the Holders of a majority in principal amount of the Outstanding Securities of that series; it being understood and intended that no one or more of such Holders shall have any right in any manner whatever by virtue of, or by availing of, any provision of this Indenture to affect, disturb or prejudice the rights of any other of such Holders, or to obtain or to seek to obtain priority or preference over any other of such Holders or to enforce any right under this Indenture, except in the manner herein provided and for the equal and ratable benefit of all of such Holders.

Section 508. Unconditional Right of Holders to Receive Principal, Premium and Interest.

         Notwithstanding any other provision in this Indenture, the Holder of any Security shall have the right, which is absolute and unconditional, to receive payment of the principal of and any premium and (subject to Section 307) interest on such Security on the respective Stated Maturities expressed in such Security (or, in the case of redemption, [except as provided in any Conditional Notice given with respect thereto,] on the Redemption Date) and to institute suit for the enforcement of any such payment, and such rights shall not be impaired without the consent of such Holder.

Section 509. Restoration of Rights and Remedies.

         If the Trustee or any Holder has instituted any proceeding to enforce any right or remedy under this Indenture and such proceeding has been discontinued or abandoned for any reason, or has been determined adversely to the Trustee or to such Holder, then and in every such case, subject to any determination in such proceeding, the Company, the Trustee and the Holders shall be restored severally and respectively to their former positions hereunder and thereafter all rights and remedies of the Trustee and the Holders shall continue as though no such proceeding had been instituted.

Section 510. Rights and Remedies Cumulative.

         Except as otherwise provided with respect to the replacement or payment of mutilated, destroyed, lost or stolen Securities in the last paragraph of
Section 306, no right or remedy herein conferred upon or reserved to the Trustee or to the Holders is intended to be exclusive of any other right or remedy, and every right and remedy shall, to the extent permitted by law, be cumulative and in addition to every other right and remedy given hereunder or now or hereafter existing at law or in equity or otherwise. The assertion or employment of any right or remedy hereunder, or otherwise, shall not prevent the concurrent assertion or employment of any other appropriate right or remedy.

Section 511. Delay or Omission Not Waiver.

         No delay or omission of the Trustee or of any Holder of any Securities to exercise any right or remedy accruing upon any Event of Default shall impair any such right or remedy or constitute a waiver of any such Event of Default or an acquiescence therein. Every right and remedy given by this Article or by law to the Trustee or to the Holders may be exercised from time to time, and as often as may be deemed expedient, by the Trustee or by the Holders, as the case may be.

Section 512. Control by Holders.

         The Holders of a majority in principal amount of the Outstanding Securities of any series shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee, with respect to the Securities of such series, provided that

                  (1) such direction shall not be in conflict with any rule of law or with this Indenture,

                  (2) the Trustee may take any other action deemed proper by the Trustee which is not inconsistent with such direction, and

                  (3) subject to the provisions of Section 601, the Trustee shall have the right to decline to follow any such direction if the Trustee in good faith shall, by a Responsible Officer or Officers of the Trustee, determine that the proceeding so directed would involve the Trustee in personal liability.

Section 513. Waiver of Past Defaults.

         The Holders of not less than a majority in principal amount of the Outstanding Securities of any series may on behalf of the Holders of all the Securities of such series waive any past default hereunder with respect to such series and its consequences, except a default

                  (1) in the payment of the principal of or any premium or interest on any Security of such series, or

                  (2) in respect of a covenant or provision hereof which under Article Nine cannot be modified or amended without the consent of the Holder of each Outstanding Security of such series affected.

Upon any such waiver, such default shall cease to exist, and any Event of Default arising therefrom shall be deemed to have been cured, for every purpose of this Indenture; but no such waiver shall extend to any subsequent or other default or impair any right consequent thereon.

Section 514. Undertaking for Costs.

         In any suit for the enforcement of any right or remedy under this Indenture, or in any suit against the Trustee for any action taken, suffered or omitted by it as Trustee, a court may require any party litigant in such suit to file an undertaking to pay the costs of such suit, and may assess costs against any such party litigant, in the manner and to the extent provided in the Trust Indenture Act; provided that neither this Section nor the Trust Indenture Act shall be deemed to authorize any court to require such an undertaking or to make such an assessment in any suit instituted by the Company or the Trustee.

Section 515. Waiver of Usury, Stay or Extension Laws.

         The Company covenants (to the extent that it may lawfully do so) that it will not at any time insist upon, or plead, or in any manner whatsoever claim or take the benefit or advantage of, any usury, stay or extension law wherever enacted, now or at any time hereafter in force, which may affect the covenants or the performance of this Indenture; and the Company (to the extent that it may lawfully do so) hereby expressly waives all benefit or advantage of any such law and covenants that it will not hinder, delay or impede the execution of any power herein granted to the Trustee, but will suffer and permit the execution of every such power as though no such law had been enacted.

                                   ARTICLE SIX

                                   The Trustee

Section 601. Certain Duties and Responsibilities.

         The duties and responsibilities of the Trustee shall be as provided by the Trust Indenture Act. Notwithstanding the foregoing, no provision of this Indenture shall require the Trustee to expend or risk its own funds or otherwise incur any financial liability in the performance of any of its duties hereunder, or in the exercise of any of its rights or powers, if it shall have reasonable grounds for believing that repayment of such funds or adequate indemnity against such risk or liability is not reasonably assured to it. Whether or not therein expressly so provided, every provision of this Indenture relating to the conduct or affecting the liability of or affording protection to the Trustee shall be subject to the provisions of this Section.

Section 602. Notice of Defaults.

         If a default occurs hereunder with respect to Securities of any series, the Trustee shall give the Holders of Securities of such series notice of such default as and to the extent provided by the

Trust Indenture Act; provided, however, that in the case of any default of the character specified in Section 501(4) with respect to Securities of such series, no such notice to Holders shall be given until at least 30 days after the occurrence thereof. For the purpose of this Section, the term "default" means any event which is, or after notice or lapse of time or both would become, an Event of Default with respect to Securities of such series.

Section 603. Certain Rights of the Trustee.

         Subject to the provisions of Section 601:

                  (1) the Trustee may rely and shall be protected in acting or refraining from acting upon any resolution, certificate, statement, instrument, opinion, report, notice, request, direction, consent, order, bond, debenture, note, other evidence of indebtedness or other paper or document believed by it to be genuine and to have been signed or presented by the proper party or parties;

                  (2) any request or direction of the Company mentioned herein shall be sufficiently evidenced by a Company Request or Company Order, and any resolution of the Board of Directors shall be sufficiently evidenced by a Board Resolution;

                  (3) whenever in the administration of this Indenture the Trustee shall deem it desirable that a matter be proved or established prior to taking, suffering or omitting any action hereunder, the Trustee (unless other evidence be herein specifically prescribed) may, in the absence of bad faith on its part, rely upon an Officers' Certificate;

                  (4) the Trustee may consult with counsel of its selection and the advice of such counsel or any Opinion of Counsel shall be full and complete authorization and protection in respect of any action taken, suffered or omitted by it hereunder in good faith and in reliance thereon;

                  (5) the Trustee shall be under no obligation to exercise any of the rights or powers vested in it by this Indenture at the request or direction of any of the Holders pursuant to this Indenture, unless such Holders shall have offered to the Trustee reasonable security or indemnity against the costs, expenses and liabilities which might be incurred by it in compliance with such request or direction;

                  (6) the Trustee shall not be bound to make any investigation into the facts or matters stated in any resolution, certificate, statement, instrument, opinion, report, notice, request, direction, consent, order, bond, debenture, note, other evidence of indebtedness or other paper or document, but the Trustee, in its discretion, may make such further inquiry or investigation into such facts or matters as it may see fit, and, if the Trustee shall determine to make such further inquiry or investigation, it shall be entitled to examine the books, records and premises of the Company, personally or by agent or attorney; and

                  (7) the Trustee may execute any of the trusts or powers hereunder or perform any duties hereunder either directly or by or through agents or attorneys and the Trustee shall not be responsible for any misconduct or negligence on the part of any agent or attorney appointed with due care by it hereunder.

Section 604. Not Responsible for Recitals or Issuance of Securities.

         The recitals contained herein and in the Securities, except the Trustee's certificates of authentication, shall be taken as the statements of the Company, and neither the Trustee nor any Authenticating Agent assumes any responsibility for their correctness. The Trustee makes no representations as to the validity or sufficiency of this Indenture or of the Securities. Neither the Trustee nor any Authenticating Agent shall be accountable for the use or application by the Company of Securities or the proceeds thereof.

Section 605. May Hold Securities.

         The Trustee, any Authenticating Agent, any Paying Agent, any Security Registrar or any other agent of the Company, in its individual or any other capacity, may become the owner or pledgee of Securities and, subject to Sections 608 and 613, may otherwise deal with the Company with the same rights it would have if it were not Trustee, Authenticating Agent, Paying Agent, Security Registrar or such other agent.

Section 606. Money Held in Trust.

         Money held by the Trustee in trust hereunder need not be segregated from other funds except to the extent required by law. The Trustee shall be under no liability for interest on any money received by it hereunder except as otherwise agreed in writing with the Company.

Section 607. Compensation and Reimbursement.

         The Company agrees

                  (1) to pay to the Trustee from time to time such compensation as shall be agreed to in writing between the Company and the Trustee for all services rendered by it hereunder (which compensation shall not be limited by any provision of law in regard to the compensation of a trustee of an express trust);

                  (2) except as otherwise expressly provided herein, to reimburse the Trustee upon its request for all reasonable expenses, disbursements and advances incurred or made by the Trustee in accordance with any provision of this Indenture (including the reasonable compensation, expenses and disbursements of its agents and counsel), except any such expense, disbursement or advance as may be attributable to its negligence or bad faith; and (3) to indemnify the Trustee for, and to hold it harmless against, any loss, liability or expense incurred without negligence or bad faith on its part, arising out of or in connection with the acceptance or administration of the trust or trusts hereunder, including the costs and expenses of defending itself against any claim or liability in connection with the exercise or performance of any of its powers or duties hereunder.

         The Trustee shall have a lien prior to the Securities upon all property and funds held by it hereunder for any amount owing it or any predecessor Trustee pursuant to this Section 607, except with respect to funds held in trust for the benefit of the Holders of particular Securities.

         Without limiting any rights available to the Trustee under applicable law, when the Trustee incurs expenses or renders services in connection with an Event of Default specified in Section 501(5) or Section 501(6), the expenses (including the reasonable charges and expenses of its counsel) and compensation for the services are intended to constitute expenses of administration under any applicable Federal or State bankruptcy, insolvency or other similar law.

         The provisions of this Section shall survive the termination of this Indenture.

Section 608. Conflicting Interests.

         If the Trustee has or shall acquire a conflicting interest within the meaning of the Trust Indenture Act, the Trustee shall either eliminate such interest or resign, to the extent and in the manner provided by, and subject to the provisions of, the Trust Indenture Act and this Indenture. To the extent permitted by such Act, the Trustee shall not be deemed to have a conflicting interest by virtue of being a trustee under this Indenture with respect to Securities of more than one series.

Section 609. Corporate Trustee Required; Eligibility.

         There shall at all times be one (and only one) Trustee hereunder with respect to the Securities of each series, which may be Trustee hereunder for Securities of one or more other series. Each Trustee shall be a Person that is eligible pursuant to the Trust Indenture Act to act as such and has a combined capital and surplus of at least $50,000,000. If any such Person publishes reports of condition at least annually, pursuant to law or to the requirements of its supervising or examining authority, then for the purposes of this Section and to the extent permitted by the Trust Indenture Act, the combined capital and surplus of such Person shall be deemed to be its combined capital and surplus as set forth in its most recent report of condition so published. If at any time the Trustee with respect to the Securities of any series shall cease to be eligible in accordance with the provisions of this Section, it shall resign immediately in the manner and with the effect hereinafter specified in this Article.

Section 610. Resignation and Removal; Appointment of Successor.

         No resignation or removal of the Trustee and no appointment of a successor Trustee pursuant to this Article shall become effective until the acceptance of appointment by the successor Trustee in accordance with the applicable requirements of Section 611.

         The Trustee may resign at any time with respect to the Securities of one or more series by giving written notice thereof to the Company. If the instrument of acceptance by a successor Trustee required by Section 611 shall not have been delivered to the Trustee within 30 days after the giving of such notice of resignation, the resigning Trustee may petition any court of competent jurisdiction for the appointment of a successor Trustee with respect to the Securities of such series.

         The Trustee may be removed at any time with respect to the Securities of any series by Act of the Holders of a majority in principal amount of the Outstanding Securities of such series, delivered to the Trustee and to the Company.

         If at any time:

                  (1) the Trustee shall fail to comply with Section 608 after written request therefor by the Company or by any Holder who has been a bona fide Holder of a Security for at least six months, or

                  (2) the Trustee shall cease to be eligible under Section 609 and shall fail to resign after written request therefor by the Company or by any such Holder, or

                  (3) the Trustee shall become incapable of acting or shall be adjudged a bankrupt or insolvent or a receiver of the Trustee or of its property shall be appointed or any public officer shall take charge or control of the Trustee or of its property or affairs for the purpose of rehabilitation, conservation or liquidation, then, in any such case,
         (A) the Company by a Board Resolution may remove the Trustee with respect to all Securities, or (B) subject to Section 514, any Holder who has been a bona fide Holder of a Security for at least six months may, on behalf of himself and all others similarly situated, petition any court of competent jurisdiction for the removal of the Trustee with respect to all Securities and the appointment of a successor Trustee or Trustees.

         If the Trustee shall resign, be removed or become incapable of acting, or if a vacancy shall occur in the office of Trustee for any cause, with respect to the Securities of one or more series, the Company, by a Board Resolution, shall promptly appoint a successor Trustee or Trustees with respect to the Securities of that or those series (it being understood that any such successor Trustee may be appointed with respect to the Securities of one or more or all of such series and that at any time there shall be only one Trustee with respect to the Securities of any particular series) and shall comply with the applicable requirements of Section 611. If, within one year after such resignation, removal or incapability, or the occurrence of such vacancy, a successor Trustee with respect to the

Securities of any series shall be appointed by Act of the Holders of a majority in principal amount of the Outstanding Securities of such series delivered to the Company and the retiring Trustee, the successor Trustee so appointed shall, forthwith upon its acceptance of such appointment in accordance with the applicable requirements of Section 611, become the successor Trustee with respect to the Securities of such series and to that extent supersede the successor Trustee appointed by the Company. If no successor Trustee with respect to the Securities of any series shall have been so appointed by the Company or the Holders and accepted appointment in the manner required by Section 611, any Holder who has been a bona fide Holder of a Security of such series for at least six months may, on behalf of himself and all others similarly situated, petition any court of competent jurisdiction for the appointment of a successor Trustee with respect to the Securities of such series.

         The Company shall give notice of each resignation and each removal of the Trustee with respect to the Securities of any series and each appointment of a successor Trustee with respect to the Securities of any series to all Holders of Securities of such series in the manner provided in Section 106. Each notice shall include the name of the successor Trustee with respect to the Securities of such series and the address of its Corporate Trust Office.

Section 611. Acceptance of Appointment by Successor.

         In case of the appointment hereunder of a successor Trustee with respect to all Securities, every such successor Trustee so appointed shall execute, acknowledge and deliver to the Company and to the retiring Trustee an instrument accepting such appointment, and thereupon the resignation or removal of the retiring Trustee shall become effective and such successor Trustee, without any further act, deed or conveyance, shall become vested with all the rights, powers, trusts and duties of the retiring Trustee; but, on the request of the Company or the successor Trustee, such retiring Trustee shall, upon payment of its charges, execute and deliver an instrument transferring to such successor Trustee all the rights, powers and trusts of the retiring Trustee and shall duly assign, transfer and deliver to such successor Trustee all property and money held by such retiring Trustee hereunder.

         In case of the appointment hereunder of a successor Trustee with respect to the Securities of one or more (but not all) series, the Company, the retiring Trustee and each successor Trustee with respect to the Securities of one or more series shall execute and deliver an indenture supplemental hereto wherein each successor Trustee shall accept such appointment and which (1) shall contain such provisions as shall be necessary or desirable to transfer and confirm to, and to vest in, each successor Trustee all the rights, powers, trusts and duties of the retiring Trustee with respect to the Securities of that or those series to which the appointment of such successor Trustee relates, (2) if the retiring Trustee is not retiring with respect to all Securities, shall contain such provisions as shall be deemed necessary or desirable to confirm that all the rights, powers, trusts and duties of the retiring Trustee with respect to the Securities of that or those series as to which the retiring Trustee is not retiring shall continue to be vested in the retiring Trustee, and
(3) shall add to or change any of the provisions of this Indenture as shall be necessary to provide for or facilitate the administration of the trusts hereunder by more than one Trustee, it being understood that nothing herein or in such supplemental indenture shall constitute such Trustees co-trustees of the same trust and that each such Trustee shall be trustee of a trust or trusts hereunder separate and apart from any trust or trusts hereunder administered by any other such Trustee; and upon the execution and delivery of such supplemental indenture the resignation or removal of the retiring Trustee shall become effective to the extent provided therein and each such successor Trustee, without any further act, deed or conveyance, shall become vested with all the rights, powers, trusts and duties of the retiring Trustee with respect to the Securities of that or those series to which the appointment of such successor Trustee relates; but, on request of the Company or any successor Trustee, such retiring Trustee shall duly assign, transfer and deliver to such successor Trustee all property and money held by such retiring Trustee hereunder with respect to the Securities of that or those series to which the appointment of such successor Trustee relates.

         Upon request of any such successor Trustee, the Company shall execute any and all instruments for more fully and certainly vesting in and confirming to such successor Trustee all such rights, powers and trusts referred to in the first or second preceding paragraph, as the case may be.

         No successor Trustee shall accept its appointment unless at the time of such acceptance such successor Trustee shall be qualified and eligible under this Article.

Section 612. Merger, Conversion, Consolidation or Succession to Business.

         Any corporation into which the Trustee may be merged or converted or with which it may be consolidated, or any corporation resulting from any merger, conversion or consolidation to which the Trustee shall be a party, or any corporation succeeding to all or substantially all the corporate trust business of the Trustee, shall be the successor of the Trustee hereunder, provided such corporation shall be otherwise qualified and eligible under this Article, without the execution or filing of any paper or any further act on the part of any of the parties hereto. In case any Securities shall have been authenticated, but not delivered, by the Trustee then in office, any successor by merger, conversion or consolidation to such authenticating Trustee may adopt such authentication and deliver the Securities so authenticated with the same effect as if such successor Trustee had itself authenticated such Securities.

Section 613. Preferential Collection of Claims Against Company.

If and when the Trustee shall be or become a creditor of the Company
(or any other obligor upon the Securities), the Trustee shall be subject to the provisions of the Trust Indenture Act regarding the collection of claims against the Company (or any such other obligor).

Section 614. Appointment of Authenticating Agent.

         The Trustee may appoint an Authenticating Agent or Agents (by giving notice of the appointment in the manner provided in Section 106 to the Company and to all Holders of Securities of the series with respect to which the Authenticating Agent(s) will serve) with respect to one or more series of Securities, which Authenticating Agent(s) shall be authorized to act on behalf of the Trustee to authenticate Securities of such series issued upon original issue and upon exchange, registration of transfer or partial redemption thereof or pursuant to Section 306, and Securities so authenticated shall be entitled to the benefits of this Indenture and shall be valid and obligatory for all purposes as if authenticated by the Trustee hereunder. Wherever reference is made in this Indenture to the authentication and delivery of Securities by the Trustee or the Trustee's certificate of authentication, such reference shall be deemed to include authentication and delivery on behalf of the Trustee by an Authenticating Agent and a certificate of authentication executed on behalf of the Trustee by an Authenticating Agent. Each Authenticating Agent shall be acceptable to the Company and shall at all times be a corporation organized and doing business under the laws of the United States of America, any State thereof or the District of Columbia, authorized under such laws to act as Authenticating Agent, having a combined capital and surplus of not less than $50,000,000 and subject to supervision or examination by Federal or State authority. If such Authenticating Agent publishes reports of condition at least annually, pursuant to law or to the requirements of said supervising or examining authority, then for the purposes of this Section, the combined capital and surplus of such Authenticating Agent shall be deemed to be its combined capital and surplus as set forth in its most recent report of condition so published. If at any time an Authenticating Agent shall cease to be eligible in accordance with the provisions of this Section, such Authenticating Agent shall resign immediately in the manner and with the effect specified in this Section.

         Any corporation into which an Authenticating Agent may be merged or converted or with which it may be consolidated, or any corporation resulting from any merger, conversion or consolidation to which such Authenticating Agent shall be a party, or any corporation succeeding to the corporate agency or corporate trust business of an Authenticating Agent, shall continue to be an Authenticating Agent, provided such corporation shall be otherwise eligible under this Section, without the execution or filing of any paper or any further act on the part of the Trustee or the Authenticating Agent.

         An Authenticating Agent may resign at any time by giving written notice thereof to the Trustee and to the Company. The Trustee may at any time terminate the agency of an Authenticating Agent by giving written notice thereof to such Authenticating Agent and to the Company. Upon receiving such a notice of resignation or upon such a termination, or in case at any time such Authenticating Agent shall cease to be eligible in accordance with the provisions of this Section, the Trustee may appoint a successor Authenticating Agent which shall be acceptable to the Company and shall give notice of such appointment in the manner provided in Section 106 to all Holders of Securities of the series with respect to which such Authenticating Agent will serve. Any successor Authenticating Agent upon acceptance of its appointment hereunder shall become vested with all the rights, powers and duties of its predecessor hereunder, with like effect as if originally named as an Authenticating Agent. No successor Authenticating Agent shall be appointed unless eligible under the provisions of this Section.

         The Company agrees to pay to each Authenticating Agent from time to time reasonable compensation for its services under this Section.

         If an appointment with respect to one or more series is made pursuant to this Section, the Securities of such series may have endorsed thereon, in addition to the Trustee's certificate of authentication, an alternative certificate of authentication in the following form:

         This is one of the Securities of the series designated therein referred to in the within-mentioned Indenture.

                                                                               ,
                                            -----------------------------------
                                                                      As Trustee

                                            By
                                               --------------------------------
                                                         As Authenticating Agent

                                            By
                                               --------------------------------
                                                              Authorized Officer

                                  ARTICLE SEVEN

                Holders' Lists and Reports by Trustee and Company

Section 701. Company to Furnish Trustee Names and Addresses of Holders.

         The Company will furnish or cause to be furnished to the Trustee

                  (1) fifteen days after each Regular Record Date, a list, in such form as the Trustee may reasonably require, of the names and addresses of the Holders of Securities of each series as of such Regular Record Date, and

                  (2) at such other times as the Trustee may request in writing, within 30 days after the receipt by the Company of any such request, a list in similar form and content as of a date not more than 15 days prior to the time such list is furnished; excluding from any such list names and addresses received by the Trustee in its capacity as Security Registrar.

Section 702. Preservation of Information; Communications to Holders.

         The Trustee shall preserve, in as current a form as is reasonably practicable, the names and addresses of Holders contained in the most recent list furnished to the Trustee as provided in Section 701 and the names and addresses of Holders received by the Trustee in its capacity as Security Registrar. The Trustee may destroy any list furnished to it as provided in
Section 701 upon receipt of a new list so furnished.

         The rights of Holders to communicate with other Holders with respect to their rights under this Indenture or under the Securities, and the corresponding rights and privileges of the Trustee, shall be as provided by the Trust Indenture Act.

         Every Holder of Securities, by receiving and holding the same, agrees with the Company and the Trustee that neither the Company nor the Trustee nor any agent of either of them shall be held accountable by reason of any disclosure of information as to names and addresses of Holders made pursuant to the Trust Indenture Act.

Section 703. Reports by Trustee.

         The Trustee shall transmit to Holders such reports concerning the Trustee and its actions under this Indenture as may be required pursuant to the Trust Indenture Act at the times and in the manner provided pursuant thereto. If required by Section 313(a) of the Trust Indenture Act, the Trustee shall, within sixty days after each May 15 following the date of this Indenture deliver to Holders a brief report, dated as of such May 15, which complies with the provisions of such Section 313(a).

         A copy of each such report shall, at the time of such transmission to Holders, be filed by the Trustee with each stock exchange upon which any Securities are listed, with the Commission and with the Company. The Company will promptly notify the Trustee when any Securities are listed on any stock exchange.

Section 704. Reports by Company.

         The Company shall file with the Trustee and the Commission, and transmit to Holders, such information, documents and other reports, and such summaries thereof, as may be required pursuant to the Trust Indenture Act at the times and in the manner provided pursuant to such Act; provided that any such information, documents or reports required to be filed with the Commission pursuant to Section 13 or 15(d) of the Exchange Act shall be filed with the Trustee within 15 days after the same is so required to be filed with the Commission.

                                  ARTICLE EIGHT

              Consolidation, Merger, Conveyance, Transfer or Lease

Section 801. Company May Consolidate, Etc., Only on Certain Terms.

         The Company shall not consolidate with or merge into any other Person or convey, transfer or lease its properties and assets substantially as an entirety to any Person, and the Company shall not permit any Person to consolidate with or merge into the Company or convey, transfer or lease its properties and assets substantially as an entirety to the Company, unless:

                  (1) in case the Company shall consolidate with or merge into another Person or convey, transfer or lease its properties and assets substantially as an entirety to any Person, the Person formed by such consolidation or into which the Company is merged or the Person which acquires by conveyance or transfer, or which leases, the properties and assets of the Company substantially as an entirety shall be a corporation, partnership, unincorporated organization, trust, or other entity shall be organized and validly existing under the laws of the United States of America, any State thereof or the District of Columbia and shall expressly assume, by an indenture supplemental hereto, executed and delivered to the Trustee, in form satisfactory to the Trustee, the due and punctual payment of the principal of and any premium and interest on all the Securities and the performance or observance of every covenant of this Indenture on the part of the Company to be performed or observed;

                  (2) immediately after giving effect to such transaction and treating any indebtedness which becomes an obligation of the Company or any Subsidiary as a result of such transaction as having been incurred by the Company or such Subsidiary at the time of such transaction, no Event of Default, and no event which, after notice or lapse of time or both, would become an Event of Default, shall have happened and be continuing;

                  (3) if, as a result of any such consolidation or merger or such conveyance, transfer or lease, properties or assets of the Company would become subject to a mortgage, pledge, lien, security interest or other encumbrance which would not be permitted by this Indenture, the Company or such successor Person, as the case may be, shall take such steps as shall be necessary effectively to secure the Securities equally and ratably with (or prior to) all indebtedness secured thereby; and

                  (4) the Company has delivered to the Trustee an Officers' Certificate and an Opinion of Counsel, each stating that such consolidation, merger, conveyance, transfer or lease and, if a supplemental indenture is required in connection with such transaction, such supplemental indenture comply with this Article and that all conditions precedent herein provided for relating to such transaction have been complied with.

Section 802. Successor Substituted.

         Upon any consolidation of the Company with, or merger of the Company into, any other Person or any conveyance, transfer or lease of the properties and assets of the Company substantially as an entirety in accordance with
Section 801, the successor Person formed by such consolidation or into which the Company is merged or to which such conveyance, transfer or lease is made shall succeed to, and be substituted for, and may exercise every right and power of, the Company under this Indenture with the same effect as if such successor Person had been named as the Company herein, and thereafter, except in the case of a lease, the predecessor Person shall be relieved of all obligations and covenants under this Indenture and the Securities.

                                  ARTICLE NINE

                             Supplemental Indentures

Section 901. Supplemental Indentures Without Consent of Holders.

         Without the consent of any Holders, the Company, when authorized by a Board Resolution, and the Trustee, at any time and from time to time, may enter into one or more indentures supplemental hereto, in form satisfactory to the Trustee, for any of the following purposes:

                  (1) to evidence the succession of another Person to the Company and the assumption by any such successor of the covenants of the Company herein and in the Securities; or

                  (2) to add to the covenants of the Company for the benefit of the Holders of all or any series of Securities (and if such covenants are to be for the benefit of less than all series of Securities, stating that such covenants are expressly being included solely for the benefit of such series) or to surrender any right or power herein conferred upon the Company; or

                  (3) to add any additional Events of Default for the benefit of the Holders of all or any series of Securities (and if such additional Events of Default are to be for the benefit of less than all series of Securities, stating that such additional Events of Default are expressly being included solely for the benefit of such series); or

                  (4) to add to or change any of the provisions of this Indenture to such extent as shall be necessary to permit or facilitate the issuance of Securities in bearer form, registrable or not registrable as to principal, and with or without interest coupons, or to permit or facilitate the issuance of Securities in uncertificated form; or

                  (5) to add to, change or eliminate any of the provisions of this Indenture in respect of one or more series of Securities, provided that any such addition, change or elimination (A) shall neither (i) apply to any Security of any series created prior to the execution of such supplemental indenture and entitled to the benefit of such provision nor (ii) modify the rights of the Holder of any such Security with respect to such provision or (B) shall become effective only when there is no such Security Outstanding; or

                  (6) to secure the Securities; or

                  (7) to establish the form or terms of Securities of any series as permitted by Sections 201 and 301; or

                  (8) to evidence and provide for the acceptance of appointment hereunder by a successor Trustee with respect to the Securities of one or more series and to add to or change any of the provisions of this Indenture as shall be necessary to provide for or facilitate the administration of the trusts hereunder by more than one Trustee, pursuant to the requirements of Section 611; or

                  (9) to cure any ambiguity, to correct or supplement any provision herein which may be defective or inconsistent with any other provision herein, or to make any other provisions with respect to matters or questions arising under this Indenture, provided that such action pursuant to this Clause (9) shall not adversely affect the interests of the Holders of Securities of any series in any material respect.

Section 902. Supplemental Indentures With Consent of Holders.

         With the consent of the Holders of not less than a majority in principal amount of the Outstanding Securities of each series affected by such supplemental indenture, by Act of said Holders delivered to the Company and the Trustee, the Company, when authorized by a Board Resolution, and the Trustee may enter into an indenture or indentures supplemental hereto for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions of this Indenture or of modifying in any manner the rights of the Holders of Securities of such series under this Indenture; provided, however, that no such supplemental indenture shall, without the consent of the Holder of each Outstanding Security affected thereby,

                  (1) change the Stated Maturity of the principal of, or any instalment of principal of or interest on, any Security, or reduce the principal amount thereof or the rate of interest thereon or any premium payable upon the redemption thereof, or reduce the amount of the principal of an Original Issue Discount Security or any other Security which would be due and payable upon a declaration of acceleration of the Maturity thereof pursuant to Section 502, or change any Place of Payment where, or the coin or currency in which, any Security or any premium or interest thereon is payable, or impair the right to institute suit for the enforcement of any such payment on or after the Stated Maturity thereof (or, in the case of redemption, [except as provided in any Conditional Notice given with respect thereto,] on or after the Redemption Date), or reduce the percentage in principal amount of the Outstanding Securities of any series, the consent of whose Holders is required for any such supplemental indenture, or the consent of whose Holders is required for any waiver (of compliance with certain provisions of this Indenture or certain defaults hereunder and their consequences) provided for in this Indenture, or

                  (3) modify any of the provisions of this Section, Section 513 or Section 1008, except to increase any such percentage or to provide that certain other provisions of this Indenture cannot be modified or waived without the consent of the Holder of each Outstanding Security affected thereby; provided, however, that this clause shall not be deemed to require the consent of any Holder with respect to changes in the references to "the

         Trustee" and concomitant changes in this Section and Section 1008, or the deletion of this proviso, in accordance with the requirements of Sections 611 and 901(8).

         A supplemental indenture which changes or eliminates any covenant or other provision of this Indenture which has expressly been included solely for the benefit of one or more particular series of Securities, or which modifies the rights of the Holders of Securities of such series with respect to such covenant or other provision, shall be deemed not to affect the rights under this Indenture of the Holders of Securities of any other series.

         It shall not be necessary for any Act of Holders under this Section to approve the particular form of any proposed supplemental indenture, but it shall be sufficient if such Act shall approve the substance thereof.

Section 903. Execution of Supplemental Indentures.

         In executing, or accepting the additional trusts created by, any supplemental indenture permitted by this Article or the modifications thereby of the trusts created by this Indenture, the Trustee shall be entitled to receive, and (subject to Section 601) shall be fully protected in relying upon, an Opinion of Counsel stating that the execution of such supplemental indenture is authorized or permitted by this Indenture. The Trustee may, but shall not be obligated to, enter into any such supplemental indenture which affects the Trustee's own rights, duties or immunities under this Indenture or otherwise.

Section 904. Effect of Supplemental Indentures.

         Upon the execution of any supplemental indenture under this Article, this Indenture shall be modified in accordance therewith, and such supplemental indenture shall form a part of this Indenture for all purposes; and every Holder of Securities theretofore or thereafter authenticated and delivered hereunder shall be bound thereby.

Section 905. Conformity with Trust Indenture Act.

         Every supplemental indenture executed pursuant to this Article shall conform to the requirements of the Trust Indenture Act.

Section 906. Reference in Securities to Supplemental Indentures.

         Securities of any series authenticated and delivered after the execution of any supplemental indenture pursuant to this Article may, and shall if required by the Trustee, bear a notation in form approved by the Trustee as to any matter provided for in such supplemental-indenture. If the Company shall so determine, new Securities of any series so modified as to conform, in the opinion of the Trustee and the Company, to any such supplemental indenture may be prepared and executed by the Company and authenticated and delivered by the Trustee in exchange for Outstanding Securities of such series.

                                   ARTICLE TEN

                                    Covenants

Section 1001. Payment of Principal, Premium and Interest.

         The Company covenants and agrees for the benefit of each series of Securities that it will duly and punctually pay the principal of and any premium and interest on the Securities of that series in accordance with the terms of the Securities and this Indenture.

Section 1002. Maintenance of Office or Agency.

         The Company will maintain in each Place of Payment for any series of Securities an office or agency where Securities of that series may be presented or surrendered for payment, where Securities of that series may be surrendered for registration of transfer or exchange and where notices and demands to or upon the Company in respect of the Securities of that series and this Indenture may be served. The Company will give prompt written notice to the Trustee of the location, and any change in the location, of such office or agency. If at any time the Company shall fail to maintain any such required office or agency or shall fail to furnish the Trustee with the address thereof, such presentations, surrenders, notices and demands may be made or served at the Corporate Trust Office of the Trustee, and the Company hereby appoints the Trustee as its agent to receive all such presentations, surrenders, notices and demands.

         The Company may also from time to time designate one or more other offices or agencies where the Securities of one or more series may be presented or surrendered for any or all such purposes and may from time to time rescind such designations; provided, however, that no such designation or rescission shall in any manner relieve the Company of its obligation to maintain an office or agency in each Place of Payment for Securities of any series for such purposes. The Company will give prompt written notice to the Trustee of any such designation or rescission and of any change in the location of any such other office or agency.

Section 1003. Money for Securities Payments to Be Held in Trust.

         If the Company shall at any time act as its own Paying Agent with respect to any series of Securities, it will, on or before each due date of the principal of or any premium or interest on any of the Securities of that series, segregate and hold in trust for the benefit of the Persons entitled thereto a sum sufficient to pay the principal and any premium and interest so becoming due until such sums shall be paid to such Persons or otherwise disposed of as herein provided and will promptly notify the Trustee of its action or failure so to act.

         Whenever the Company shall have one or more Paying Agents for any series of Securities, it will, prior to each due date of the principal of or any premium or interest on any Securities of that series, deposit with a Paying Agent a sum sufficient to pay such amount, such sum to be held as provided by the Trust Indenture Act, and (unless such Paying Agent is the Trustee) the Company will promptly notify the Trustee of its action or failure so to act.

         The Company will cause each Paying Agent for any series of Securities other than the Trustee to execute and deliver to the Trustee an instrument in which such Paying Agent shall agree with the Trustee, subject to the provisions of this Section, that such Paying Agent will (1) comply with the provisions of the Trust Indenture Act applicable to it as a Paying Agent and (2) during the continuance of any default by the Company (or any other obligor upon the Securities of that series) in the making of any payment in respect of the Securities of that series, upon the written request of the Trustee, forthwith pay to the Trustee all sums held in trust by such Paying Agent for payment in respect of the Securities of that series.

         The Company may at any time, for the purpose of obtaining the satisfaction and discharge of this Indenture or for any other purpose, pay, or by Company Order direct any Paying Agent to pay, to the Trustee all sums held in trust by the Company or such Paying Agent, such sums to be held by the Trustee upon the same trusts as those upon which such sums were held by the Company or such Paying Agent; and, upon such payment by any Paying Agent to the Trustee, such Paying Agent shall be released from all further liability with respect to such money.

         Any money deposited with the Trustee or any Paying Agent, or then held by the Company, in trust for the payment of the principal of or any premium or interest on any Security of any series and remaining unclaimed for two years after such principal, premium or interest has become due and payable shall be paid to the Company on Company Request, or (if then held by the Company) shall be discharged from such trust; and the Holder of such Security shall thereafter, as an unsecured general creditor, look only to the Company for payment thereof, and all liability of the Trustee or such Paying Agent with respect to such trust money, and all liability of the Company as trustee thereof, shall thereupon cease; provided, however, that the Trustee or such Paying Agent, before being required to make any such repayment, may at the expense of the Company cause to be published once, in a newspaper published in the English language, customarily published on each business day and of general circulation in the Borough of Manhattan, The City of New York, New York, notice that such money remains unclaimed and that, after a date specified therein, which shall not be less than 30 days from the date of such publication, any unclaimed balance of such money then remaining will be repaid to the Company.

Section 1004. Statement by Officers as to Default.

         The Company will deliver to the Trustee, within 120 days after the end of each fiscal year of the Company ending after the date hereof, an Officers' Certificate, stating whether or not to the best knowledge of the signers thereof the Company is in default in the performance and observance of any of the terms, provisions and conditions of this Indenture (without regard to any period of grace or requirement of notice provided hereunder) and, if the Company shall be in default, specifying all such defaults and the nature and status thereof of which they may have knowledge.

Section 1005. Existence.

         Subject to Article Eight, the Company will do or cause to be done all things necessary to preserve and keep in full force and effect its existence, rights (charter and statutory) and franchises; provided, however, that the Company shall not be required to preserve any such right or franchise if the Board of Directors shall determine that the preservation thereof is no longer desirable in the conduct of the business of the Company and that the loss thereof is not disadvantageous in any material respect to the Holders.

Section 1006. Maintenance of Properties.

         The Company will cause all properties used or useful in the conduct of its business to be maintained and kept in good condition, repair and working order and supplied with all necessary equipment and will cause to be made all necessary repairs, renewals replacements, betterments and improvements thereof, all as in the judgment of the Company may be necessary so that the business carried on in connection therewith may be properly and advantageously conducted at all times; provided, however, that nothing in this Section shall prevent the Company from discontinuing the operation or maintenance of any of such properties if such discontinuance is, in the judgment of the Company, desirable in the conduct of its business and not disadvantageous in any material respect to the Holders.

Section 1007. Payment of Taxes and Other Claims.

         The Company will pay or discharge or cause to be paid or discharged, before the same shall become delinquent, (1) all taxes, assessments and governmental charges levied or imposed upon the Company or upon the income, profits or property of the Company, and (2) all lawful claims for labor, materials and supplies which, if unpaid, might by law become a lien upon the property of the Company; provided, however, that the Company shall not be required to pay or discharge or cause to be paid or discharged any such tax, assessment, charge or claim (i) whose amount, applicability or validity is being contested in good faith by appropriate proceedings or (ii) if the failure to pay such tax, assessment, charge or claim is not likely to have a material adverse effect on the financial condition of the Company and its consolidated Subsidiaries, taken as a whole.

Section 1008. Waiver of Certain Covenants.

         Except as otherwise specified as contemplated by Section 301 for Securities of such series, the Company may, with respect to the Securities of any series, omit in any particular instance to comply with any term, provision or condition set forth in any covenant provided pursuant to Section 301(19), 901(2) or 901(7) for the benefit of the Holders of such series or in any of Sections 1006 through 1007 if before the time for such compliance the Holders of at least a majority in principal amount of the Outstanding Securities of such series shall, by Act of such Holders, either waive such compliance in such instance or generally waive compliance with such term, provision or condition, but no such waiver shall extend to or affect such term, provision or condition except to the extent so expressly waived, and, until such waiver shall become effective, the obligations of the Company and the duties of the Trustee in respect of any such term, provision or condition shall remain in full force and effect.

Section 1009. Calculation of Original Issue Discount.

         The Company shall file with the Trustee promptly at the end of each calendar year a written notice specifying the amount of original issue discount (including daily rates and accrual periods) accrued on Outstanding Securities as of the end of such year.

                                 ARTICLE ELEVEN

                            Redemption of Securities

Section 1101. Applicability of Article.

         Securities of any series which are redeemable before their Stated Maturity shall be redeemable in accordance with their terms and (except as otherwise specified as contemplated by Section 301 for such Securities) in accordance with this Article.

Section 1102. Election to Redeem; Notice to Trustee.

         The election of the Company to redeem any Securities shall be evidenced by a Board Resolution or in another manner specified as contemplated by Section 301 for such Securities. In case of any redemption at the election of the Company the Company shall, at least 45 days prior to the Redemption Date fixed by the Company (unless a shorter notice shall be satisfactory to the Trustee), notify the Trustee of such Redemption Date, of the principal amount of Securities of such series to be redeemed and, if applicable, of the tenor of the Securities to be redeemed. In the case of any redemption of Securities (a) prior to the expiration of any restriction on such redemption provided in the terms of such Securities or elsewhere in this Indenture, or (b) pursuant to an election of the Company which is subject to a condition specified in the terms of such Securities or elsewhere in this Indenture, the Company shall furnish the Trustee with an Officers' Certificate evidencing compliance with such restriction.

Section 1103. Selection by Trustee of Securities to Be Redeemed.

         If less than all the Securities of any series are to be redeemed (unless all the Securities of such series and of a specified tenor are to be redeemed or unless such redemption affects only a single Security), the particular Securities to be redeemed shall be selected not more than 60 days prior to the Redemption Date by the Trustee, from the Outstanding Securities of such series not previously called for redemption, by such method as the Trustee shall deem fair and appropriate and which may provide for the selection for redemption of a portion of the principal amount of any Security of such series, provided that the unredeemed portion of the principal amount of any Security shall be in an authorized denomination (which shall not be less than the minimum authorized denomination) for such Security. If less than all the Securities of such series and of a specified tenor are to be redeemed (unless such redemption affects only a single Security), the particular Securities to be redeemed shall be selected not more than 60 days prior to the Redemption Date by the Trustee, from the Outstanding Securities of such series and specified tenor not previously called for redemption in accordance with the preceding sentence.

         The Trustee shall promptly notify the Company in writing of the Securities selected for redemption as aforesaid and, in case of any Securities selected for partial redemption as aforesaid, the principal amount thereof to be redeemed.

         The provisions of the two preceding paragraphs shall not apply with respect to any redemption affecting only a single Security, whether such Security is to be redeemed in whole or in part. In the case of any such redemption in part, the unredeemed portion of the principal amount of the Security shall be in an authorized denomination (which shall not be less than the minimum authorized denomination) for such Security.

         For all purposes of this Indenture, unless the context otherwise requires, all provisions relating to the redemption of Securities shall relate, in the case of any Securities redeemed or to be redeemed only in part, to the portion of the principal amount of such Securities which has been or is to be redeemed.

Section 1104. Notice of Redemption.

         Notice of redemption shall be given by first-class mail, postage prepaid, mailed not less than 30 nor more than 60 days prior to the Redemption Date, to each Holder of Securities to be redeemed, at his address appearing in the Security Register.

         All notices of redemption shall identify the Securities to be redeemed (including CUSIP number) and shall state:

                  (1) the Redemption Date,

                  (2) the Redemption Price,

                  (3) if less than all the Outstanding Securities of any series and of a specified tenor consisting of more than a single Security are to be redeemed, the identification (and, in the case of partial redemption of any such Securities, the principal amounts) of the particular Securities to be redeemed and, if less than all the Outstanding Securities of any series and of a specified tenor consisting of a single Security are to be redeemed, the principal amount of the particular Security to be redeemed,

                  (4) that on the Redemption Date [, except as otherwise provided in any Conditional Notice (as defined below),] the Redemption Price will become due and payable upon each such Security to be redeemed and, if applicable, that interest thereon will cease to accrue on and after said date,

                  (5) the place or places where each such Security is to be surrendered for payment of the Redemption Price, and

                  (6) that the redemption is for a sinking fund, if such is the case.

         Notice of redemption of Securities to be redeemed at the election of the Company shall be given by the Company or, at the Company's request, by the Trustee in the name and at the expense of the Company and shall be irrevocable.

         Each notice of redemption (except with respect to any mandatory sinking fund payment, as defined in Section 1201) may include a statement that such redemption shall be conditional upon the receipt by the Trustee on or prior to the Redemption Date of amounts sufficient to pay principal of, and premium, if any, and interest on, the Securities to be redeemed, and that if such amounts shall not have been so received, said notice shall be of no force and effect, the Securities to be redeemed will not become due and payable, and the Company shall not be required to redeem such Securities (a "Conditional Notice"). In the event that a Conditional Notice is given and sufficient amounts as referred to in the Conditional Notice are not so received, the redemption shall not be made and the Trustee shall, within a reasonable time thereafter, give notice, to the persons and in the manner in which the notice of redemption was given, that such amounts were not received and the redemption was not effected.

Section 1105. Deposit of Redemption Price.

         Prior to any Redemption Date, the Company shall deposit with the Trustee or with a Paying Agent (or, if the Company is acting as its own Paying Agent, segregate and hold in trust as provided in Section 1003) an amount of money sufficient to pay the Redemption Price of, and (except if the Redemption Date shall be an Interest Payment Date) accrued interest on, all the Securities which are to be redeemed on that date.

Section 1106. Securities Payable on Redemption Date.

         Notice of redemption having been given as aforesaid, [and, in the event that a Conditional Notice was given, money for the payment of the Redemption Price having been deposited as provided in Section 1105,] the Securities so to be redeemed shall, on the Redemption Date, become due and payable at the Redemption Price therein specified, and from and after such date (unless the

Company shall default in the payment of the Redemption Price and accrued interest) such Securities shall cease to bear interest and the holders thereof will have no rights in respect to the Securities so to be redeemed except to receive payment of the Redemption Price thereof, without interest accrued on any funds held after the Redemption Date to pay such Redemption Price. Upon surrender of any such Security for redemption in accordance with said notice, such Security shall be paid by the Company at the Redemption Price, together with accrued interest to the Redemption Date; provided, however, that, unless otherwise specified as contemplated by Section 301, installments of interest whose Stated Maturity is on or prior to the Redemption Date will be payable to the Holders of such Securities, or one or more Predecessor Securities, registered as such at the close of business on the relevant Record Dates according to their terms and the provisions of Section 307.

         If any Security called for redemption shall not be so paid upon surrender thereof for redemption, the principal and any premium shall, until paid, bear interest from the Redemption Date at the rate prescribed therefor in the Security.

Section 1107. Securities Redeemed in Part.

         Any Security which is to be redeemed only in part shall be surrendered at a Place of Payment therefor (with, if the Company or the Trustee so requires, due endorsement by, or a written instrument of transfer in form satisfactory to the Company and the Trustee duly executed by, the Holder thereof or his attorney duly authorized in writing), and the Company shall execute, and the Trustee shall authenticate and deliver to the Holder of such Security without service charge, a new Security or Securities of the same series and of like tenor, of any authorized denomination as requested by such Holder, in aggregate principal amount equal to and in exchange for the unredeemed portion of the principal of the Security so surrendered.

                                 ARTICLE TWELVE

                                  Sinking Funds

Section 1201. Applicability of Article.

         The provisions of this Article shall be applicable to any sinking fund for the retirement of Securities of any series except as otherwise specified as contemplated by Section 301 for such Securities.

         The minimum amount of any sinking fund payment provided for by the terms of any Securities is herein referred to as a "mandatory sinking fund payment", and any payment in excess of such minimum amount provided for by the terms of such Securities is herein referred to as an "optional sinking fund payment". If provided for by the terms of any Securities, the cash amount of any sinking fund payment may be subject to reduction as provided in Section 1202. Each sinking fund payment shall be applied to the redemption of Securities as provided for by the terms of such Securities.

Section 1202. Satisfaction of Sinking Fund Payments with Securities.

         The Company (1) may deliver Outstanding Securities of a series (other than any previously called for redemption) and (2) may apply as a credit Securities of a series which have been redeemed either at the election of the Company pursuant to the terms of such Securities or through the application of permitted optional sinking fund payments pursuant to the terms of such Securities, in each case in satisfaction of all or any part of any sinking fund payment with respect to any Securities of such series required to be made pursuant to the terms of such Securities as and to the extent provided for by the terms of such Securities; provided that the Securities to be so credited have not been previously so credited. The Securities to be so credited shall be received and credited for such purpose by the Trustee at the Redemption Price, as specified in the Securities so to be redeemed, for redemption through operation of the sinking fund and the amount of such sinking fund payment shall be reduced accordingly.

Section 1203. Redemption of Securities for Sinking Fund.

         Not less than 60 days prior to each sinking fund payment date for any Securities, the Company will deliver to the Trustee an Officers' Certificate specifying the amount of the next ensuing sinking fund payment for such Securities pursuant to the terms of such Securities, the portion thereof, if any, which is to be satisfied by payment of cash and the portion thereof, if any, which is to be satisfied by delivering and crediting Securities pursuant to
Section 1202 and stating the basis for such credit and that such Securities have not been previously so credited and will also deliver to the Trustee any Securities to be so delivered. Not less than 30 days prior to each such sinking fund payment date, the Trustee shall select the Securities to be redeemed upon such sinking fund payment date in the manner specified in Section 1103 and cause notice of the redemption thereof to be given in the name of and at the expense of the Company in the manner provided in Section 1104. Such notice having been duly given, the redemption of such Securities shall be made upon the terms and in the manner stated in Sections 1106 and 1107.

                                ARTICLE THIRTEEN

                       Defeasance and Covenant Defeasance

Section 1301. Company's Option to Effect Defeasance or Covenant Defeasance.

         The Company may elect, at its option at any time, to have Section 1302 or Section 1303 applied to any Securities or any series of Securities, as the case may be, designated pursuant to Section 301 as being defeasible pursuant to such Section 1302 or 1303, in accordance with any applicable requirements provided pursuant to Section 301 and upon compliance with the conditions set forth below in this Article. Any such election shall be evidenced by a Board Resolution or in another manner specified as contemplated by Section 301 for such Securities.

Section 1302. Defeasance and Discharge.

         Upon the Company's exercise of its option (if any) to have this Section applied to any Securities or any series of Securities, as the case may be, the Company shall be deemed to have been discharged from its obligations, and the provisions of Article Fourteen shall cease to be effective, with respect to such Securities as provided in this Section on and after the date the conditions set forth in Section 1304 are satisfied (hereinafter called "Defeasance"). For this purpose, such Defeasance means that the Company shall be deemed to have paid and discharged the entire indebtedness represented by such Securities and to have satisfied all its other obligations under such Securities and this Indenture insofar as such Securities are concerned (and the Trustee, at the expense of the Company, shall execute proper instruments acknowledging the same), subject to the following which shall survive until otherwise terminated or discharged hereunder: (1) the rights of Holders of such Securities to receive, solely from the trust fund described in Section 1304 and as more fully set forth in such Section, payments in respect of the principal of and any premium and interest on such Securities when payments are due, (2) the Company's obligations with respect to such Securities under Sections 304, 305, 306, 1002 and 1003 and with respect to the Trustee under Section 607, (3) the rights, powers, trusts, duties and immunities of the Trustee hereunder and (4) this Article. Subject to compliance with this Article, the Company may exercise its option (if any) to have this Section applied to any Securities notwithstanding the prior exercise of its option (if any) to have Section 1303 applied to such Securities.

Section 1303. Covenant Defeasance.

         Upon the Company's exercise of its option (if any) to have this Section applied to any Securities or any series of Securities, as the case may be, (1) the Company shall be released from its obligations under Section 801(3), Sections 1006 through 1007, inclusive, and any covenants provided pursuant to
Section 301(19), 901(2), 901(6) or 901(7) for the benefit of the Holders of such Securities and (2) the occurrence of any event specified in Sections 501(4) (with respect to any of Section 801(3), Sections 1006 through 1007, inclusive, and any such covenants provided pursuant to Section 301(19), 901(2), 901(6) or 901(7)), and 501(7) shall be deemed not to be or result in an Event of Default and the provisions of Article Fourteen shall cease to be effective, in each case with respect to such Securities as provided in this Section on and after the date the conditions set forth in Section 1304 are satisfied (hereinafter called "Covenant Defeasance"). For this purpose, such Covenant Defeasance means that, with respect to such Securities, the Company may omit to comply with and shall have no liability in respect of any term, condition or limitation set forth in any such specified Section (to the extent so specified in the case of Section 501(4)) or Article Fourteen, whether directly or indirectly by reason of any reference elsewhere herein to any such Section or Article or by reason of any reference in any such Section or Article to any other provision herein or in any other document, but the remainder of this Indenture and such Securities shall be unaffected thereby.


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
Section 1304. Conditions to Defeasance or Covenant Defeasance.

         The following shall be the conditions to the application of Section 1302 or Section 1303 to any Securities or any series of Securities, as the case may be:

                  (1) The Company shall irrevocably have deposited or caused to be deposited with the Trustee as trust funds in trust for the purpose of making the following payments, specifically pledged as security for, and dedicated solely to, the benefit of the Holders of such Securities,
         (A) money in an amount, or (B) U.S. Government Obligations which through the scheduled payment of principal and interest in respect thereof in accordance with their terms will provide, not later than one day before the due date of any payment, money in an amount, or (C) a combination thereof, in each case sufficient, in the opinion of a nationally recognized firm of independent public accountants expressed in a written certification thereof delivered to the Trustee, to pay and discharge, and which shall be applied by the Trustee to pay and discharge, the principal of and any premium and interest on such Securities on the respective Stated Maturities or on any Redemption Date established pursuant to clause (9) below, in accordance with the terms of this Indenture and such Securities. As used herein, "U.S. Government Obligation" means (x) any security which is (i) a direct obligation of the United States of America for the payment of which the full faith and credit of the United States of America is pledged or
         (ii) an obligation of a Person controlled or supervised by and acting as an agency or instrumentality of the United States of America the payment of which is unconditionally guaranteed as a full faith and credit obligation by the United States of America, which, in either case (i) or (ii), is not callable or redeemable at the option of the issuer thereof, and (y) any depositary receipt issued by a bank (as defined in Section 3(a)(2) of the Securities Act) as custodian with respect to any U.S. Government Obligation which is specified in Clause
         (x) above and held by such bank for the account of the holder of such depositary receipt, or with respect to any specific payment of principal of or interest on any U.S. Government Obligation which is so specified and held, provided that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depositary receipt from any amount received by the custodian in respect of the U.S. Government Obligation or the specific payment of principal or interest evidenced by such depositary receipt.

                  (2) In the event of an election to have Section 1302 apply to any Securities or any series of Securities, as the case may be, the Company shall have delivered to the Trustee an Opinion of Counsel stating that (A) the Company has received from, or there has been published by, the Internal Revenue Service a ruling or (B) since the date of this instrument, there has been a change in the applicable Federal income tax law, in either case (A) or (B) to the effect that, and based thereon such opinion shall confirm that, the Holders of such Securities will not recognize gain or loss for Federal income tax purposes as a result of the deposit, Defeasance and discharge to be effected with respect to such Securities and will be subject to Federal income tax on the same amount, in the same manner and at the same times as would be the case if such deposit, Defeasance and discharge were not to occur.

                  (3) In the event of an election to have Section 1303 apply to any Securities or any series of Securities, as the case may be, the Company shall have delivered to the Trustee an Opinion of Counsel to the effect that the Holders of such Securities will not recognize gain or loss for Federal income tax purposes as a result of the deposit and Covenant Defeasance to be effected with respect to such Securities and will be subject to Federal income tax on the same amount, in the same manner and at the same times as would be the case if such deposit and Covenant Defeasance were not to occur.

                  (4) The Company shall have delivered to the Trustee an Officers' Certificate to the effect that neither such Securities nor any other Securities of the same series, if then listed on any securities exchange, will be delisted as a result of such deposit.

                  (5) No event which is, or after notice or lapse of time or both would become, an Event of Default with respect to such Securities or any other Securities shall have occurred and be continuing at the time of such deposit or, with regard to any such event specified in Sections 501(5) and (6), at any time on or prior to the 90th day after the date of such deposit (it being understood that this condition shall not be deemed satisfied until after such 90th day).

                  (6) Such Defeasance or Covenant Defeasance shall not cause the Trustee to have a conflicting interest within the meaning of the Trust Indenture Act (assuming all Securities are in default within the meaning of such Act).

                  (7) Such Defeasance or Covenant Defeasance shall not result in a breach or violation of, or constitute a default under, any other agreement or instrument to which the Company is a party or by which it is bound.

                  (8) Such Defeasance or Covenant Defeasance shall not result in the trust arising from such deposit constituting an investment company within the meaning of the Investment Company Act unless such trust shall be registered under such Act or exempt from registration thereunder.

                  (9) If the Securities are to be redeemed prior to Stated Maturity (other than from mandatory sinking fund payments or analogous payments), notice of such redemption shall have been duly given pursuant to this Indenture or provision therefor satisfactory to the Trustee shall have been made.

                  (10) At the time of such deposit, (A) no default in the payment of any principal of or premium or interest on any Senior Debt shall have occurred and be continuing, (B) no event of default with respect to any Senior Debt shall have resulted in such Senior Debt becoming, and continuing to be, due and payable prior to the date on which it would otherwise have become due and payable (unless payment of such Senior Debt has been made or duly provided for), and (C) no other event of default with respect to any Senior Debt shall have occurred and be continuing permitting (after notice or lapse of time or both) the holders of such Senior Debt (or a trustee on behalf of such holders) to declare such Senior Debt due and payable prior to the date on which it would otherwise have become due and payable.

                  (11) The Company shall have delivered to the Trustee an Officers' Certificate and an Opinion of Counsel, each stating that all conditions precedent with respect to such Defeasance or Covenant Defeasance have been complied with.

Section 1305. Deposited Money and U.S. Government Obligations to Be Held in Trust; Miscellaneous Provisions.

         Subject to the provisions of the last paragraph of Section 1003, all money and U.S. Government Obligations (including the proceeds thereof) deposited with the Trustee pursuant to Section 1304 in respect of any Securities shall be held in trust and applied by the Trustee, in accordance with the provisions of such Securities and this Indenture, to the payment, either directly or through any such Paying Agent (including the Company acting as its own Paying Agent) as the Trustee may determine, to the Holders of such Securities, of all sums due and to become due thereon in respect of principal and any premium and interest, but money so held in trust need not be segregated from other funds except to the extent required by law.

         Money and U.S. Government Obligations so held in trust shall not be subject to the provisions of Article Fourteen.

         The Company shall pay and indemnify the Trustee against any tax, fee or other charge imposed on or assessed against the U.S. Government Obligations deposited pursuant to Section 1304 or the principal and interest received in respect thereof other than any such tax, fee or other charge which by law is for the account of the Holders of Outstanding Securities.

         Anything in this Article to the contrary notwithstanding, the Trustee shall deliver or pay to the Company from time to time upon Company Request any money or U.S. Government Obligations held by it as provided in Section 1304 with respect to any Securities which, in the opinion of a nationally recognized firm of independent public accountants expressed in a written certification thereof delivered to the Trustee, are in excess of the amount thereof which would then be required to be deposited to effect the Defeasance or Covenant Defeasance, as the case may be, with respect to such Securities.

Section 1306. Reinstatement.

         If the Trustee or the Paying Agent is unable to apply any money in accordance with this Article with respect to any Securities by reason of any order or judgment of any court or governmental authority enjoining, restraining or otherwise prohibiting such application, then the obligations under this Indenture and such Securities from which the Company has been discharged or released pursuant to Section 1302 or 1303 shall be revived and reinstated as though no deposit had occurred pursuant to this Article with respect to such Securities, until such time as the Trustee or Paying Agent is permitted to apply all money held in trust pursuant to Section 1305 with respect to such Securities in accordance with this Article; provided, however, that at any such time or during the continuance of any such event, the Company may request the return of all money or securities deposited hereunder with respect to such Securities and the Trustee will return to the Company all such money and securities.

                                ARTICLE FOURTEEN

                           Subordination of Securities

Section 1401. Securities Subordinate to Senior Indebtedness.

         Unless otherwise provided in a supplemental indenture or pursuant to
Section 301, the Company covenants and agrees, and each Holder of Securities issued hereunder by his acceptance thereof likewise covenants and agrees, that all Securities shall be issued subject to the provisions of this Article Fourteen; and each Holder of a Security, whether upon original issue or upon transfer or assignment thereof, accepts and agrees to be bound by such provisions.

         The payment of all Obligations on all Securities issued hereunder shall, to the extent and in the manner hereinafter set forth, be subordinate and junior in right of payment to the prior payment in full of all Obligations on Senior Indebtedness, whether outstanding at the date of this Indenture or thereafter incurred.

         No provision of this Article Fourteen shall prevent the occurrence of any default or Event of Default hereunder.

Section 1402. Suspension of Payment When Senior Indebtedness in Default.

                  (a) If any default occurs and is continuing in the payment when due, whether at maturity, upon any redemption, by acceleration or otherwise, of any principal, premium or interest on any Senior Indebtedness, no payment of any kind or character shall be made by or on behalf of the Company or any other Person on its behalf with respect to any Obligations on the Securities or to acquire any of the Securities for cash or property or otherwise.

                  (b) In addition, if any other event of default occurs and is continuing with respect to any Senior Indebtedness, other than Designated Senior Indebtedness, as such event of default is defined in the instrument creating or evidencing such Senior Indebtedness, permitting the holders of such Senior Indebtedness then outstanding to immediately accelerate the maturity thereof and if a representative for such issue of Senior Indebtedness gives written notice of the event of default to the Trustee (a "Default Notice"), then unless and until all events of default with respect to such Senior Indebtedness have been cured, or waived in writing or have ceased to exist or the Trustee receives notice from such representative for the respective issue of Senior Indebtedness terminating the Blockage Period (as defined below), during the 179 days after the delivery of such Default Notice (the "Blockage Period"), neither the Company nor any other Person on its behalf shall
         (x) make any payment of any kind or character with respect to any Obligations on the Securities or (y) acquire any of the Securities for cash or property or otherwise. Notwithstanding anything herein to the contrary, in no event will a Blockage Period extend beyond 179 days from the date the payment on the Securities was due and only one such Blockage Period may be commenced within any 365 consecutive days, irrespective of the number of defaults with respect to Senior Indebtedness during such period. In no event may the total number of days during which any Blockage Period is or Blockage Periods are in effect exceed 179 days in the aggregate during any consecutive 365 day period. No event of default which existed or was continuing on the date of the commencement of any Blockage Period with respect to the Senior Indebtedness shall be, or be made, the basis for commencement of a second Blockage Period by a representative of such Senior Indebtedness unless such event of default shall have been cured or waived for a period of not less than 90 consecutive days (it being acknowledged that any subsequent action, or any breach of any financial covenants for a period commencing after the date of commencement of such Blockage Period that, in either case, would give rise to an event of default pursuant to any provisions under which an event of default previously existed or was continuing shall constitute a new event of default for this purpose.)

                  (c) In addition, if any event of default (as defined in the instrument creating or evidencing any Designated Senior Indebtedness) occurs and is continuing with respect to any Designated Senior Indebtedness or an executive officer of the Company has actual knowledge of a default under any Designated Senior Indebtedness, which with notice or lapse of time or both would result in an event of default under such Designated Senior Indebtedness, then the Company shall give notice thereof to the Trustee and, regardless of the giving of such notice, no payment of any kind or character shall be made by or on behalf of the Company or any other Person on its behalf with respect to any Obligations on the Securities or to acquire any of the Securities for cash or property or otherwise for a period of 179 days from the date of each such event of default on the date that an executive officer obtains actual knowledge that there is such a default (a "Designated Senior Indebtedness Blockage Period"), unless and until all such events of defaults or defaults with respect to such Designated Senior Indebtedness have been cured or waived in writing pursuant to the Designated Senior Indebtedness or have ceased to exist or the Trustee receives notice from a representative for the applicable issue of Designated Senior Indebtedness terminating the Designated Senior Indebtedness Blockage Period. Immediately upon receipt of a notice of default from a representative of any Designated Senior Indebtedness by the Company, the Company shall give notice thereof to the Trustee, but the failure of the Company to give such notice shall not affect the rights of the Designated Senior Indebtedness hereunder.

                  (d) The Company further agrees, for the benefit of the holders of Designated Senior Indebtedness, that in the event any Security is declared due and payable under Section 502 hereof before its expressed maturity, (i) the Company will give prompt notice in writing of such happening to the holders of Designated Senior Indebtedness and (ii) no payment of any kind or character shall be made by or on behalf of the Company or any other Person on its behalf with respect to any Obligations on the Securities or to acquire any of the Securities for cash or property or otherwise without the consent of the Designated Senior Indebtedness.

Section 1403. Payment Over of Proceeds Upon Dissolution, Etc.

                  (a) Upon any payment by the Company, or distribution of assets of the Company of any kind or character, whether in cash, property or securities, to creditors upon any liquidation, dissolution, winding-up, assignment for the benefit of creditors or marshaling of assets of the Company or in bankruptcy, reorganization, insolvency, receivership or other similar proceeding relating to the Company or its property, whether voluntary or involuntary, all Obligations due or to become due upon all Senior Indebtedness shall first be paid in full, or payment thereof duly provided for to the satisfaction of holders of Senior Indebtedness, before any payment or distribution of any kind or character is made on account of any Obligations on the Securities, or for the acquisition of any of the Securities for cash, or property, or otherwise. Upon any such dissolution, winding-up, liquidation, reorganization, receivership or similar proceeding, any payment by the Company, or distribution of assets of the Company of any kind or character, whether in cash, property or securities, to which the Holders of the Securities or the Trustee for the benefit of such Holders would be entitled, except for the provisions of this Article Fourteen, shall be paid by the Company or by any receiver, trustee in bankruptcy, liquidating trustee, agent or other person making such payment or distribution, or by the Holders of the Securities or by the Trustee under this Indenture if received by them or it, directly to the holders of Senior Indebtedness (pro rata to such holders on the basis of the respective amounts of Senior Indebtedness held by such holders) or their representative or representatives, or to the trustee or trustees under any indenture pursuant to which any instruments evidencing any Senior Indebtedness may have been issued, as their respective interests may appear to the extent necessary to pay all Senior Indebtedness in full, in money or money's worth, after giving effect to any concurrent payment or distribution or provision therefor to or for the holders of Senior Indebtedness, before any payment or distribution is made to the Holders of Securities or to the Trustee for the benefit of such Holders.

                  (b) To the extent any payment of Senior Indebtedness (whether by or on behalf of the Company, as proceeds of security or enforcement of any right of setoff or otherwise) is declared to be fraudulent or preferential, set aside or required to be paid to any receiver, trustee in bankruptcy, liquidating trustee, agent or other similar Person under any bankruptcy, insolvency, receivership, fraudulent conveyance or similar law, then, if such payment is recovered by, or paid over to, such receiver, trustee in bankruptcy, liquidating trustee, agent or other similar Person, the Senior Indebtedness or part thereof originally intended to be satisfied shall be deemed to be reinstated and outstanding as if such payment had not occurred.

         For purposes of this Article Fourteen, the words, "cash, property or securities" shall not be deemed to include shares of stock of the Company as reorganized or readjusted, or securities of the Company or any other corporation provided for by a plan of reorganization or readjustment, the payment of which is subordinated at least to the extent provided in this Article Fourteen with respect to the Securities to the payment of all Senior Indebtedness which may at the time be outstanding; provided that (i) the Senior Indebtedness is assumed by the new corporation, if any, resulting from any such reorganization or readjustment, and (ii) the rights of the holders of the Senior Indebtedness are not, without the consent pursuant to such Senior Indebtedness, altered by such reorganization or readjustment. The consolidation of the Company with, or the merger of the Company into, another corporation or the liquidation or dissolution of the Company following the conveyance, transfer or lease of its property as an entirety, or substantially as an entirety, to another corporation upon the terms and conditions provided for in Article Eight hereof shall not be deemed a dissolution, winding-up, or liquidation for the proposes of this
Section 1403 if such other corporation shall, as a part of such consolidation, merger, conveyance or transfer, comply with the conditions stated in Article Eight hereof.

Section 1404. Monies Held in Trust.

         In the event that, notwithstanding the foregoing, any payment or distribution of assets of the Company of any kind or character, whether in cash, property or securities, prohibited by the foregoing, shall be received by the Holders of the Securities or by the Trustee on behalf of such Holders in violation of this Article Fourteen, such payment or distribution shall be held in trust for the benefit of and shall be paid over or delivered to the holders of Senior Indebtedness (pro rata to such holders on the basis of the respective amounts of Senior Indebtedness held by such holders) or their representative or representatives, or to the trustee or trustees under any indenture pursuant to which any instruments evidencing any Senior Indebtedness may have been issued, as their respective interests may appear, for application to the payment of all Senior Indebtedness remaining unpaid in full in money or monies worth in accordance with its terms, after giving effect to any concurrent payment or distribution or provision therefor to or for the holders of such Senior Indebtedness.

Section 1405. Subrogation to Rights of Holders of Senior Indebtedness.

         Subject to the payment in full of all Senior Indebtedness, the Holders of the Securities shall be subrogated to the rights of the holders of Senior Indebtedness to receive payments or distributions of cash, property or securities of the Company applicable to the Senior Indebtedness until the Obligations on the Securities shall be paid in full; and, for the purposes of such subrogation, no payment or distributions to the holders of the Senior Indebtedness of any cash, property or securities to which the Holders of the Securities or the Trustee would be entitled except for the provisions of this Article Fourteen, and no payment over pursuant to the provisions of this Article Fourteen, to or for the benefit of the holders of Senior Indebtedness by Holders of the Securities or the Trustee, shall, as between the Company, its creditors other than holders of Senior Indebtedness, and the Holders of the Securities, be deemed to be a payment by the Company to or on account of the Senior Indebtedness. It is understood that the provisions of this Article Fourteen are and are intended solely for the purposes of defining the relative rights of the Holders of the Securities, on the one hand, and the holders of the Senior Indebtedness on the other hand.

Section 1406. Unconditional Obligation.

         Nothing contained in this Article Fourteen or elsewhere in this Indenture or in the Securities is intended to or shall impair, as between the Company and the Holders of the Securities, the obligation of the Company, which is absolute and unconditional, to pay to the Holders of the Securities the principal of (and premium, if any) and interest on the Securities as and when the same shall become due and payable in accordance with their terms, or is intended to or shall affect the relative rights of the Holders of the Securities and creditors of the Company other than the holders of the Senior Indebtedness, nor shall anything herein or therein prevent the Trustee or the Holder of any Security from taking any action to accelerate the maturity of Securities pursuant to Section 502 or from exercising all remedies otherwise permitted by applicable law upon default under this Indenture, subject to the rights, if any, under this Article Fourteen of the holders of Senior Indebtedness in respect of cash, property or securities of the Company received upon the exercise of any such remedy.

Section 1407. Trustee to Effectuate Subordination.

         Each Holder of a Security by his acceptance thereof authorizes and directs the Trustee in his behalf to take such action as may be necessary or appropriate to effectuate the subordination provided in this Article Fourteen and appoints the Trustee his attorney-in-fact for any and all such purposes.

Section 1408. Notice to Trustee.

         The Company shall give prompt written notice to a Responsible Officer of the Trustee of any fact known to the Company which would prohibit the making of any payment of monies to or by the Trustee in respect of the Securities pursuant to the provisions of this Article Fourteen; provided, however, that except as provided in Section 1402(c) hereof, nothing herein shall require the Company to give any notice of a default on any of the Senior Indebtedness other than a payment default, and the Company shall not be deemed a representative of the Senior Indebtedness for purposes of instituting a Blockage Period. Notwithstanding the provisions of this Article Fourteen or any other provision of this Indenture, the Trustee shall not be charged with knowledge of the existence of any facts which would prohibit the making of any payment of monies to or by the Trustee in respect of the Securities pursuant to the provisions of this Article Fourteen, unless and until a Responsible Officer of the Trustee shall have received written notice thereof at the Corporate Trust Office of the Trustee from the Company or a holder or holders of Senior Indebtedness or their representative or representatives or from any trustee or trustees therefor; and before the receipt of any such written notice, the Trustee, subject to the provisions of Article Six, shall be entitled in all respects to assume that no such facts exist; provided, however, that if the Trustee shall not have received the notice provided for in this Section 1408 prior to the date upon which by the terms hereof any money may become payable for any purpose (including, without limitation, the payment of the principal of (or premium, if any) or interest on any Security), then, anything herein contained to the contrary notwithstanding, the Trustee shall have full power and authority to receive such money and to apply the same to the purposes for which they were received.

         The Trustee shall be entitled to rely on information regarding amounts then due and owing on the Senior Indebtedness, if any, received from the holders of Senior Indebtedness (or their representatives) or, if such information is not received from such holders or their representatives, from the Company and only amounts included in the information provided to the Trustee shall be paid to the holders of Senior Indebtedness.

         The Trustee, subject to the provisions of Article Six, shall be entitled to rely on the delivery to it of a written notice by a Person representing himself to be a holder of Senior Indebtedness (or a representative or trustee on behalf of such holder) to establish that such notice has been given by a holder of Senior Indebtedness or a representative or trustee on behalf of any such holder or holders. In the event that the Trustee determines in good faith that further evidence is required with respect to the right of any Person as a holder of Senior Indebtedness to participate in any payment or distribution pursuant to this Article Fourteen, the Trustee may request such Person to furnish evidence to the reasonable satisfaction of the Trustee as to the amount of Senior Indebtedness held by such Person, the extent to which such Person is entitled to participate in such payment or distribution and any other facts pertinent to the rights of such Person under this Article Fourteen, and if such evidence is not furnished the Trustee may defer any payment to such Person pending judicial determination as to the right of such Person to receive such payment.

         Upon any payment or distribution of assets of the Company referred to in this Article Fourteen, the Trustee, subject to the provision of Article Six, and the Holders of the Securities shall be entitled to rely upon any order or decree made by any court of competent jurisdiction in which such dissolution, winding-up, liquidation or reorganization proceedings are pending, or a certificate of the receiver, trustee in bankruptcy, liquidation trustee, agent or other person making such payment or distribution, delivered to the Trustee or to the Holders of the Securities, for the purposes of ascertaining the persons entitled to participate in such distribution, the holders of the Senior Indebtedness and other indebtedness of the Company, the amount thereof or payable thereon, the amount or amounts paid or distributed thereon and all other facts pertinent thereto or to this Article Fourteen.

Section 1409. Rights of Trustee as Holder of Senior Indebtedness; Preservation of Trustee's Rights.

         The Trustee in its individual capacity shall be entitled to all the rights set forth in this Article Fourteen in respect of any Senior Indebtedness at any time held by it, to the same extent as any other holder of Senior Indebtedness, and nothing in this Indenture shall deprive the Trustee of any of its rights as such holder.

         Nothing in this Article Fourteen shall apply to claims of, or payments to, the Trustee under or pursuant to Section 607.

Section 1410. Trustee Not Fiduciary for Holders of Senior Indebtedness.

         The Trustee shall not be deemed to owe any fiduciary duty to the holders of Senior Indebtedness and, subject to the provisions of Article Six, the Trustee shall not be liable to any holder of Senior Indebtedness if it shall in good faith mistakenly pay over or deliver to Holders of Securities, the Company or any other person money or assets to which any holder of Senior Indebtedness shall be entitled by virtue of this Article Fourteen or otherwise.

Section 1411. No Waiver of Subordination Provisions.

         No right of any present or future holder of any Senior Indebtedness to enforce subordination as herein provided shall at any time in any way be prejudiced or impaired by any act or failure to act on the part of the Company or by any act or failure to act, in good faith, by any such holder, or by any noncompliance by the Company with the terms, provisions and covenants of this Indenture, regardless of any knowledge thereof which any such holder may have or otherwise be charged with.

         Without in any way limiting the generality of the foregoing paragraph, the holders of Senior Indebtedness may, at any time and from time to time, without the consent of or notice to the Trustee or the Holders of the Securities, without incurring responsibility to the Holders of the Securities and without impairing or releasing the subordination provided in this Article or the obligations hereunder of the Holders of the Securities to the holders of Senior Indebtedness, do any one or more of the following: (i) change the manner, place or terms of payment or extend the time of payment of, or renew or alter, Senior Indebtedness, or otherwise amend or supplement in any manner Senior Indebtedness or any instrument evidencing the same or any agreement under which Senior Indebtedness is outstanding; (ii) sell, exchange, release or otherwise deal with any property pledged, mortgaged or otherwise securing Senior Indebtedness; (iii) release any person liable in any manner for the collection of Senior Indebtedness; and (iv) exercise or refrain from exercising any rights against the Company and any other Person.

         Each Holder by purchasing or accepting a Security waives any and all notice of the creation, modification, renewal, extension or accrual of any Senior Indebtedness and notice of or proof of reliance by any holder or owner of Senior Indebtedness upon this Article Fourteen and Senior Indebtedness shall conclusively be deemed to have been created, contracted or incurred in reliance upon this Article Fourteen, and all dealings between the Company and the holders and owners of Senior Indebtedness shall be deemed to have been consummated in reliance upon this Article Fourteen.

Section 1412. Defeasance of this Article Fourteen.

         The subordination of the Securities provided by this Article Fourteen shall apply only to Securities that are Outstanding under this Indenture and is expressly made subject to the provisions for Defeasance or Covenant Defeasance in Article Thirteen hereof and the provisions for satisfaction and discharge of this Indenture in Article Four hereof and, anything herein to the contrary notwithstanding, upon the effectiveness of any such Defeasance or Covenant Defeasance or any such satisfaction and discharge, the Securities then Outstanding shall thereupon cease to be subordinated pursuant to this Article Fourteen.

         This instrument may be executed in any number of counterparts, each of which so executed shall be deemed to be an original, but all such counterparts shall together constitute but one and the same instrument.

         In Witness Whereof, the parties hereto have caused this Indenture to be duly executed all as of the day and year first above written.

                                    UGLY DUCKLING CORPORATION


                                    By: /s/ Steven P. Johnson
                                        ----------------------------------------
                                            Steven P. Johnson
                                        ----------------------------------------
                                            Sr. Vice President and Secretary
                                        ----------------------------------------
Attest:

/s/ Judith A. Boyle
---------------------------


                                    HARRIS TRUST AND SAVINGS BANK, as Trustee


                                    By: /s/ Robert D. Foltz
                                        ----------------------------------------
                                            Robert D. Foltz
                                        ----------------------------------------
                                            Vice President
                                        ----------------------------------------

Attest:

/s/ Megan M. Francis
---------------------------
    Megan M. Francis
    Assistant Secretary

State of Arizona           )
                           ) ss.:
County of Maricopa         )

         On the 22 day of October, 1998 before me personally came Steven P. Johnson, to me known, who, being by me duly sworn, did depose and say that he is Senior Vice President of Ugly Duckling Corporation, one of the corporations described in and which executed the foregoing instrument.


                                           /s/ Peggy Sue Hurst
                                           -------------------------------------





State of Illinois                           )
                                            ) ss.:
County of Cook                              )

         On the 23 day of October, 1998, before me personally came R. Foltz, to me known, who, being by me duly sworn, did depose and say that he is Vice President of Harris Trust and Savings Bank, one of the corporations described in and which executed the foregoing instrument; that he knows the seal of said corporation; that the seal affixed to said instrument is such corporate seal; that it was so affixed by authority of the Board of Directors of said corporation; and that he signed his name thereto by like authority.


                                           /s/ Maricela Marquez
                                           -------------------------------------

                                                                   Exhibit T3C.2



                            UGLY DUCKLING CORPORATION
                                       TO
                          HARRIS TRUST AND SAVINGS BANK
                                     Trustee

                          First Supplemental Indenture
                          Dated as of October 15, 1998
                                       To
                                    Indenture
                          Dated as of October 15, 1998

                      12% Subordinated Debentures due 2003


                  FIRST SUPPLEMENTAL INDENTURE, dated as of October 15, 1998, between Ugly Duckling Corporation, a corporation duly organized and existing under the laws of the State of Arizona (herein called the "Company"), having its principal office at 2525 East Camelback Road, Suite 1150, Phoenix, Arizona 85016, and Harris Trust and Savings Bank, an Illinois banking corporation, as Trustee (herein called the "Trustee") under the Indenture dated as of October 15, 1998 between the Company and the Trustee (the "Indenture").

                             Recitals of the Company

                  The Company has executed and delivered the Indenture to the Trustee to provide for the issuance from time to time of its unsecured debentures, notes or other evidences of indebtedness (the "Securities"), said Securities to be issued in one or more series as in the Indenture provided.

                  Pursuant to the terms of the Indenture, the Company desires to provide for the establishment of a new series of its Securities to be known as its 12% Subordinated Debentures due 2003 (herein called the "Debentures"), the form and substance of such Debentures and the terms, provisions and conditions thereof to be set forth as provided in the Indenture and this First Supplemental Indenture.

                  All things necessary to make this First Supplemental Indenture a valid agreement of the Company, and to make the Debentures, when executed by the Company and authenticated and delivered by the Trustee, the valid obligations of the Company, have been done.

                  Now, Therefore, This First Supplemental Indenture Witnesseth:

                  For and in consideration of the premises and the purchase of the Debentures by the Holders thereof, and for the purpose of setting forth, as provided in the Indenture, the form and substance of the Debentures and the terms, provisions and conditions thereof, it is mutually agreed, for the equal and proportionate benefit of all Holders of the Debentures, as follows:

                                   ARTICLE ONE

                         General Terms and Conditions of
                                 the Debentures

                  Section 101. There shall be and is hereby authorized a series of Securities designated the "12% Subordinated Debentures due 2003", limited in aggregate principal amount to $32,500,000, which amount shall be as set forth in any written order of the Company for the authentication and delivery of Debentures. The Debentures shall mature and the principal shall be due and payable together with all accrued and unpaid interest thereon on the fifth anniversary of the date of initial issuance thereof and shall be issued in the form of registered Debentures without coupons in denominations of $1.00 and any integral multiple thereof.

                  Section 102. Except as provided in Section 103 herein, the Debentures shall be issued in certificated form. Principal and interest on the Debentures issued in certificated form will be payable, the transfer of such Debentures will be registrable and such Debentures will be exchangeable for the Debentures bearing identical terms and provisions at the Corporate Trust Office of the Trustee from time to time, which is initially in Chicago, Illinois; provided, however, that payment of interest may be made at the option of the Company by check mailed to the registered holder at such address as shall appear in the Security Register.

                  Section 103. Each Note will bear interest at the rate of 12% per annum from the original date of issuance until the principal thereof becomes due and payable, and on any overdue principal, payable semiannually on April 15 and October 15 of each calendar year (each, an "Interest Payment Date"), commencing on April 15, 1999, to the person in whose name such Note or any predecessor Note is registered, at the close of business on each April 1 and October 1 next preceding such Interest Payment Date. Any such interest installment not punctually paid or duly provided for shall forthwith cease to be payable to the registered holders on such Regular Record Date, and may be paid to the person in whose name the Note (or one or more Predecessor Securities) is registered at the close of business on a Special Record Date to be fixed by the Trustee for the payment of such defaulted interest, notice whereof shall be given to the registered holders of the Debentures not less than 10 days prior to such Special Record Date, or may be paid at any time in any other lawful manner not inconsistent with the requirements of any securities exchange on which the Debentures may be listed, and upon such notice as may be required by such exchange, all as more fully provided in the Indenture.

                  The amount of interest payable for any period will be computed on the basis of a 360-day year of twelve 30-day months. Interest will accrue from the date of original issuance to, but not including, the relevant payment date. In the event that any date on which interest is payable on the Debentures is not a Business Day, then payment of interest payable on such date will be made on the next succeeding day which is a Business Day (and without any interest or other payment in respect of any such delay), in each case with the same force and effect as if made on such date.

                  Section 104. The Debentures shall be defeasible pursuant to
Section 1302 and Section 1303 of the Indenture.

                                   ARTICLE TWO

                          Redemption of the Debentures

                  Section 201. The Debentures will be redeemable at any time and from time to time prior to maturity at the option of the Company, as a whole or in part, upon not less than 30 nor more than 60 days' notice, at the principal amount to be redeemed, together with accrued interest to the date fixed for redemption.

                                  ARTICLE THREE

                              Additional Covenants

                  Section 301. Definitions. For purposes of this Article Three, except as otherwise expressly provided or unless the context otherwise requires:

                  "CONSOLIDATED LEVERAGE RATIO" as of any date of determination means the ratio of (i) the total liabilities of the Company and its consolidated Subsidiaries, as determined in accordance with GAAP, excluding Junior Subordinated Obligations, to (ii) the Consolidated Net Worth of the Company.

                  "CONSOLIDATED NET WORTH" as of any date of determination means the consolidated stockholders' equity of the Company and its consolidated Subsidiaries, as determined in accordance with GAAP, plus all Junior Subordinated Obligations of the Company and its consolidated Subsidiaries.

                  "GAAP" means generally accepted accounting principles in the United States of America as in effect from time to time.

                  "JUNIOR SUBORDINATED OBLIGATION" means any indebtedness of the Company or its Subsidiaries that by its terms is expressly subordinated in right of payment to the Debentures.

                  Section 302. Minimum Equity. The Company shall, at all times while any of the Debentures remain Outstanding, maintain Consolidated Net Worth of at least $100,000,000.

                  Section 303. Consolidated Leverage Ratio. The Company will not allow its Consolidated Leverage Ratio to exceed 6.0 to 1.0.

                                  ARTICLE FOUR

                               Form of Debentures

                  Section 401. The Debentures and the Trustee's certificate of authentication to be endorsed thereon are to be substantially in the following form:


                               [INSERT OID LEGEND]

                            UGLY DUCKLING CORPORATION


No. _____________                   $______________

CUSIP NO.  __________________       Date of Original Issuance: October __, 1998

         Ugly Duckling Corporation, a corporation duly organized and existing under the laws of Delaware (herein called the "Company," which term includes any successor Person under the Indenture hereinafter referred to), for value received, hereby promises to pay to ______________ or registered assigns, the principal sum of ___________ Dollars on the date that is five (5) years from the date of original issuance set forth above, and to pay interest thereon from the original date of issuance or from the most recent Interest Payment Date to which interest has been paid or duly provided for, semi-annually on April 15 and October 15 in each year, commencing April 15, 1999, at the rate of 12% per annum, until the principal hereof is paid or made available for payment. The interest so payable, and punctually paid or duly provided for, on any Interest Payment Date will, as provided in such Indenture, be paid to the Person in whose name this Security (or one or more Predecessor Securities) is registered at the close of business on the Regular Record Date for such interest, which shall be the April 1 or October 1 (whether or not a Business Day), as the case may be, next preceding such Interest Payment Date. Any such interest not so punctually paid or duly provided for will forthwith cease to be payable to the Holder on such Regular Record Date and may either be paid to the Person in whose name this Security (or one or more Predecessor Securities) is registered at the close of business on a Special Record Date for the payment of such Defaulted Interest to be fixed by the Trustee, notice whereof shall be given to Holders of Securities of this series not less than 10 days prior to such Special Record Date, or be paid at any time in any other lawful manner not inconsistent with the requirements of any securities exchange on which the Securities of this series may be listed, and upon such notice as may be required by such exchange, all as more fully provided in said Indenture.

         Payment of the principal of (and premium, if any) and any such interest on this Security will be made at the office or agency of the Company maintained for that purpose in Chicago, Illinois, in such coin or currency of the United States of America as at the time of payment is legal tender for payment of public and private debts; provided, however, that at the option of the Company payment of interest may be made by check mailed to the address of the Person entitled thereto as such address shall appear in the Security Register.

         Reference is hereby made to the further provisions of this Security set forth on the reverse hereof, which further provisions shall for all purposes have the same effect as if set forth at this place.

         Unless the certificate of authentication hereon has been executed by the Trustee referred to on the reverse hereof by manual signature, this Security shall not be entitled to any benefit under the Indenture or be valid or obligatory for any purpose.

         In Witness Whereof, the Company has caused this instrument to be duly executed.


                                               UGLY DUCKLING CORPORATION


                                       By_______________________________________

Attest:

----------------------

         Form of Reverse of Security.

         This Security is one of a duly authorized issue of securities of the Company (herein called the "Securities"), issued and to be issued in one or more series under an Indenture, dated as of October 15, 1998 (herein called the "Indenture", which term shall have the meaning assigned to it in such instrument), between the Company and Harris Bank and Trust Company, as Trustee (herein called the "Trustee", which term includes any successor trustee under the Indenture), and reference is hereby made to the Indenture for a statement of the respective rights, limitations of rights, duties and immunities thereunder of the Company, the Trustee and the Holders of the Securities and of the terms upon which the Securities are, and are to be, authenticated and delivered. This Security is one of the series designated on the face hereof, limited in aggregate principal amount to $32,500,000.

         The Securities of this series are subject to redemption upon not less than 30 days' notice by mail, at any time, as a whole or in part, at the election of the Company, at a Redemption Price equal to 100% of the principal amount, together with accrued interest to the Redemption Date, but interest installments whose Stated Maturity is on or prior to such Redemption Date will be payable to the Holders of such Securities, or one or more Predecessor Securities, of record at the close of business on the relevant Record Dates referred to on the face hereof for such interest installments, all as provided in the Indenture. The Indenture provides that a notice of redemption may be given that is conditional upon the receipt by the Trustee on or prior to the Redemption Date of amounts sufficient to pay principal of, and premium, if any, and interest on, the Securities to be redeemed, and that if such amounts shall not have been so received, said notice shall be of no force and effect, the Securities to be redeemed will not become due and payable on the Redemption Date, and the Company will not be required to redeem such Securities on such date.

         In the event of redemption of this Security in part only, a new Security or Securities of this series and of like tenor for the unredeemed portion hereof will be issued in the name of the Holder hereof upon the cancellation hereof.

         The Securities of this series are subordinate in right of payment, in the manner and to the extent set forth in the Indenture, to the prior payment in full of all Senior Indebtedness of the Company. To the extent and in the manner provided in the Indenture, Senior Indebtedness must be paid before any payment may be made to any Holder of this Security. Any Holder by accepting this Security agrees to the subordination and authorizes the Trustee to give it effect.

         The Indenture contains provisions for defeasance at any time of the entire indebtedness of this Security or certain restrictive covenants and Events of Default with respect to this Security, in each case upon compliance with certain conditions set forth in the Indenture.

         If an Event of Default with respect to Securities of this series shall occur and be continuing, the principal of the Securities of this series may be declared due and payable in the manner and with the effect provided in the Indenture.

         The Indenture permits, with certain exceptions as therein provided, the amendment thereof and the modification of the rights and obligations of the Company and the rights of the Holders of the Securities of each series to be affected under the Indenture at any time by the Company and the Trustee without the consent of any Holders in certain limited cases, and with the consent of the Holders of a majority in principal amount of the Securities at the time Outstanding of each series to be affected subject to certain exceptions. The Indenture also contains provisions permitting the Holders of specified percentages in principal amount of the Securities of each series at the time Outstanding, on behalf of the Holders of all Securities of such series, to waive compliance by the Company with certain provisions of the Indenture and certain past defaults under the Indenture and their consequences. Any such consent or waiver shall be conclusive and binding upon the Holder of this Security and upon all future Holders of this Security and of any Security issued upon the registration of transfer hereof or in exchange herefor or in lieu hereof, whether or not notation of such consent or waiver is made upon this Security.

         As provided in and subject to the provisions of the Indenture, the Holder of this Security shall not have the right to institute any proceeding with respect to the Indenture or for the appointment of a receiver or trustee or for any other remedy thereunder, unless such Holder shall have previously given the Trustee written notice of a continuing Event of Default with respect to the Securities of this series, the Holders of not less than 25% in principal amount of the Securities of this series at the time Outstanding shall have made written request to the Trustee to institute proceedings in respect of such Event of Default as Trustee and offered the Trustee reasonable indemnity, and the Trustee shall not have received from the Holders of a majority in principal amount of Securities of this series at the time Outstanding a direction inconsistent with such request, and shall have failed to institute any such proceeding, for 60 days after receipt of such notice, request and offer of indemnity. The foregoing shall not apply to any suit instituted by the Holder of this Security for the enforcement of any payment of principal hereof or any premium or interest hereon on or after the respective due dates expressed herein.

         No reference herein to the Indenture and no provision of this Security or of the Indenture shall alter or impair the obligation of the Company, which is absolute and unconditional, to pay the principal of and any premium and interest on this Security at the times, place and rate, and in the coin or currency, herein prescribed.

         As provided in the Indenture and subject to certain limitations therein set forth, the transfer of this Security is registrable in the Security Register, upon surrender of this Security for registration of transfer at the office or agency of the Company in any place where the principal of and any premium and interest on this Security are payable, duly endorsed by, or accompanied by a written instrument of transfer in form satisfactory to the Company and the Security Registrar duly executed by the Holder hereof or his attorney duly authorized in writing, and thereupon one or more new Securities of this series and of like tenor, of authorized denominations and for the same aggregate principal amount, will be issued to the designated transferee or transferees.

         The Securities of this series are issuable only in registered form without coupons in denominations of $1.00 and any integral multiple thereof. As provided in the Indenture and subject to certain limitations therein set forth, Securities of this series are exchangeable for a like aggregate principal amount of Securities of this series and of like tenor of a different authorized denomination, as requested by the Holder surrendering the same.

         No service charge shall be made for any such registration of transfer or exchange, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith.

         Prior to due presentment of this Security for registration of transfer, the Company, the Trustee and any agent of the Company or the Trustee may treat the Person in whose name this Security is registered as the owner hereof for all purposes, whether or not this Security be overdue, and neither the Company, the Trustee nor any such agent shall be affected by notice to the contrary.

         All terms used in this Security which are defined in the Indenture shall have the meanings assigned to them in the Indenture.

                                  ARTICLE FIVE

                          Original Issue of Debentures

                  Section 501. Debentures in the aggregate principal amount of $32,500,000, may, upon execution of this First Supplemental Indenture, or from time to time thereafter, be executed by the Company and delivered to the Trustee for authentication, and the Trustee shall thereupon authenticate and deliver said Debentures to or upon the written order of the Company, signed by its Chairman, its President, or any Vice President and its Treasurer, an Assistant Treasurer, its Secretary or an Assistant Secretary, without any further action by the Company.

                                   ARTICLE SIX

                         Application of Article Fourteen

                  Section 6.01. The Debentures will be subject to the subordination provisions of Article Fourteen of the Indenture. Notwithstanding the definition of Senior Indebtedness in the Indenture, for purposes of the Debentures, Senior Indebtedness will include the Company's 10% Subordinated Debenture dated June 21, 1996 payable to Verde Investments, Inc.

                                  ARTICLE SEVEN

                           Paying Agent and Registrar

                  Section 701. The Trustee will be the Paying Agent, transfer agent, and Registrar for the Debentures.

                                 ARTICLE EIGHT
       Interest and Original Issue Discount Reporting, Backup Withholding

                  Section 801. On or before January 31 following each calendar year with respect to which there are Outstanding Debentures or such other due date prescribed therefor, as advised to the Trustee by the Company, the Trustee will prepare and mail to each Holder of Outstanding Debentures at any time during the preceding calendar year Forms 1099-INT and 1099-OID or such other forms prescribed therefor by the Internal Revenue Service, as advised to the Trustee by the Company, containing such information as instructed by the Company, including the information contained in Section 1009 of the Indenture, together with any letter prepared by the Company explaining tax issues relating thereto to the extent not otherwise prohibited by law. Further, on or before February 28 following each calendar year with respect to which there are Outstanding Debentures or such other due date prescribed therefor, as advised to the Trustee by the Company, the Trustee will prepare and file with the Internal Revenue Service or any other relevant taxing authority, as advised to the Trustee by the Company, by magnetic tape or other required transmission source, as advised to the Trustee by the Company, containing the aforementioned information furnished by the Company.

                  Section 802. During each calendar year with respect to which there are Outstanding Debentures, the Trustee will satisfy all applicable backup withholding rules in connection with payments made or deemed made with respect to the Debentures including, without limitation, payments of interest, accruals of original issue discount, and payments associated with redemptions and other dispositions of Debentures.


                                  ARTICLE NINE

                                Sundry Provisions

                  Section 901. Except as otherwise expressly provided in this First Supplemental Indenture or in the form of Debentures or otherwise clearly required by the context hereof or thereof, all terms used herein or in said form of Debentures that are defined in the Indenture shall have the several meanings respectively assigned to them thereby.

                  Section 902. The Indenture, as supplemented by this First Supplemental Indenture, is in all respects ratified and confirmed, and this First Supplemental Indenture shall be deemed part of the Indenture in the manner and to the extent herein and therein provided.

                  This instrument may be executed in any number of counterparts, each of which so executed shall be deemed to be an original, but all such counterparts shall together constitute but one and the same instrument.

                  In Witness Whereof, the parties hereto have caused this First Supplemental Indenture to be duly executed all as of the day and year first above written.

                                                     UGLY DUCKLING CORPORATION


                                                 By /s/  Steven P. Johnson
                                                    ---------------------------
                                                       Steven P. Johnson
                                                       Senior Vice President and
                                                       Secretary

Attest:
     /s/ Judith A. Boyle
----------------------------

                                               HARRIS TRUST AND SAVINGS BANK,
                                               As Trustee


                                               By: /s/ Robert D. Foltz
                                                   -------------------------
                                                   Robert D. Foltz
                                                   Vice President
           (seal)

Attest: /s/ Megan M. Francis
        --------------------
        Megan M. Francis
        Assistant Secretary

State of Arizona           )
                           ) ss.:
County of Maricopa         )

                  On the 22 day of October, 1998, before me personally came Steven P. Johnson, to me known, who being by me duly sworn, did depose and say that she/he is the Senior Vice President of Ugly Duckling Corporation, one of the corporations described in and which executed the foregoing instrument; and that she/he signed her/his name thereto by the authority of the Board of Directors of said Corporation.

                                          --------------------------------------
                                                        Official Seal
                                                       Peggy Sue Hurst
State of Illinois   )
                    ) ss.:
County of Cook      )

                  On the 23 day of October, 1998, before me personally came R. Foltz, to me known, who being by me duly sworn, did depose and say that she/he is the Vice President of Harris Trust and Savings Bank, one of the corporations described in and which executed the foregoing instrument; that she/he knows the seal of said corporation; that the seal affixed to said instrument is such corporate seal; that it was so affixed by authority of the Board of Directors of said corporation; and that she/he signed her/his name thereto by like authority.

                                             /s/ Maricela Marquez
                                          --------------------------------------
                                                  Official Seal
         (seal)

                                                                   Exhibit T3C.3


                            UGLY DUCKLING CORPORATION
                                       TO
                          HARRIS TRUST AND SAVINGS BANK
                                     Trustee

                          Second Supplemental Indenture
                         Dated as of __________ __, 2000
                                       To
                                    Indenture
                          Dated as of October 15, 1998

                      11% Subordinated Debentures due 2007


         SECOND SUPPLEMENTAL INDENTURE, dated as of __________ __, 2000, between Ugly Duckling Corporation, a corporation duly organized and existing under the laws of the State of Arizona (herein called the "Company"), having its principal office at 2525 East Camelback Road, Suite 500, Phoenix, Arizona 85016, and Harris Trust and Savings Bank, an Illinois banking corporation, as Trustee (herein called the "Trustee") under the Indenture dated as of October 15, 1998 between the Company and the Trustee (as amended from time to time, the "Indenture").

                             Recitals of the Company

         The Company has executed and delivered the Indenture to the Trustee to provide for the issuance from time to time of its unsecured debentures, notes or other evidences of indebtedness (the "Securities"), said Securities to be issued in one or more series as in the Indenture provided.

         Pursuant to the terms of the Indenture, the Company desires to provide for the establishment of a new series of its Securities to be known as its 11% Subordinated Debentures due 2007 (herein called the "Debentures"), the form and substance of such Debentures and the terms, provisions and conditions thereof to be set forth as provided in the Indenture and this Second Supplemental Indenture.

         All things necessary to make this Second Supplemental Indenture a valid agreement of the Company, and to make the Debentures, when executed by the Company and authenticated and delivered by the Trustee, the valid obligations of the Company, have been done.

         Now, Therefore, This Second Supplemental Indenture Witnesseth:

         For and in consideration of the premises and the purchase of the Debentures by the Holders thereof, and for the purpose of setting forth, as provided in the Indenture, the form and substance of the Debentures and the terms, provisions and conditions thereof, it is mutually agreed, for the equal and proportionate benefit of all Holders of the Debentures, as follows:

ARTICLE One

                 General Terms and Conditions of the Debentures

Section 101. There shall be and is hereby authorized a series of Securities designated the "11% Subordinated Debentures due 2007", limited in aggregate principal amount to $27,500,000, which amount shall be as set forth in any written order of the Company for the authentication and delivery of Debentures. The Debentures shall mature and the principal shall be due and payable together with all accrued and unpaid interest thereon on April 15, 2007, and shall be issued in the form of registered Debentures without coupons in denominations of $1.00 and any integral multiple thereof.

Section 102. Except as provided in Section 103 herein, the Debentures shall be issued in certificated form. Principal and interest on the Debentures issued in certificated form will be payable, the transfer of such Debentures will be registrable and such Debentures will be exchangeable for the Debentures bearing identical terms and provisions at the Corporate Trust Office of the Trustee from time to time, which is initially in Chicago, Illinois; provided, however, that payment of interest may be made at the option of the Company by check mailed to the registered holder at such address as shall appear in the Security Register.

Section 103. Each Debenture will bear interest at the rate of 11% per annum from the original date of issuance until the principal thereof becomes due and payable, and on any overdue principal, payable semiannually on April 15 and

October 15 of each calendar year (each, an "Interest Payment Date"), commencing on April 15, 2000, to the person in whose name such Debenture or any predecessor Debenture is registered, at the close of business on each April 1 and October 1 next preceding such Interest Payment Date. Any such interest installment not punctually paid or duly provided for shall forthwith cease to be payable to the registered holders on such Regular Record Date, and may be paid to the person in whose name the Debenture (or one or more Predecessor Securities) is registered at the close of business on a Special Record Date to be fixed by the Trustee for the payment of such defaulted interest, notice whereof shall be given to the registered holders of the Debentures not less than 10 days prior to such Special Record Date, or may be paid at any time in any other lawful manner not inconsistent with the requirements of any securities exchange on which the Debentures may be listed, and upon such notice as may be required by such exchange, all as more fully provided in the Indenture.

         The amount of interest payable for any period will be computed on the basis of a 360-day year of twelve 30-day months. Interest will accrue from the date of original issuance to, but not including, the relevant payment date. In the event that any date on which interest is payable on the Debentures is not a Business Day, then payment of interest payable on such date will be made on the next succeeding day which is a Business Day (and without any interest or other payment in respect of any such delay), in each case with the same force and effect as if made on such date.

Section 104.  The Debentures  shall be  defeasible  pursuant to Section 1302 and
              Section 1303 of the Indenture.

                                  ARTICLE Two

                          Redemption of the Debentures

Section 201. The Debentures will be redeemable at any time and from time to time prior to maturity at the option of the Company, as a whole or in part, upon not less than 30 nor more than 60 days' notice, at the principal amount to be redeemed, together with accrued interest to the date fixed for redemption.

                                 ARTICLE Three

                              Additional Covenants

Section 301. Definitions. For purposes of this Article Three, except as otherwise expressly provided or unless the context otherwise requires:

          "Consolidated Net Worth" as of any date of determination means the consolidated stockholders' equity of the Company and its consolidated Subsidiaries, as determined in accordance with GAAP, plus all Junior Subordinated Obligations of the Company and its consolidated Subsidiaries.

         "GAAP" means generally accepted accounting principles in the United States of America as in effect from time to time.

         "Junior Subordinated Obligation" means any indebtedness of the Company or its Subsidiaries that by its terms is expressly subordinated in right of payment to the Debentures.

Section 302. Minimum Equity. The Company shall, at all times while any of the Debentures remain Outstanding, maintain Consolidated Net Worth of at least $100,000,000.

                                  ARTICLE Four

                               Form of Debentures

Section 401. The Debentures and the Trustee's certificate of authentication to be endorsed thereon are to be substantially in the following form:

                                                [INSERT OID LEGEND]

                            UGLY DUCKLING CORPORATION

No.                               $
   -----------------------


CUSIP NO.                         Date of Original Issuance: __________ __, 2000
         --------------------


         Ugly Duckling Corporation, a corporation duly organized and existing under the laws of Delaware (herein called the "Company," which term includes any successor Person under the Indenture hereinafter referred to), for value received, hereby promises to pay to ______________, or registered assigns, the principal sum of ___________ Dollars on April 15, 2007, and to pay interest thereon from the original date of issuance or from the most recent Interest Payment Date to which interest has been paid or duly provided for, semi-annually on April 15 and October 15 in each year, commencing April 15, 2000, at the rate of 11% per annum, until the principal hereof is paid or made available for payment. The interest so payable, and punctually paid or duly provided for, on any Interest Payment Date will, as provided in such Indenture, be paid to the Person in whose name this Security (or one or more Predecessor Securities) is registered at the close of business on the Regular Record Date for such interest, which shall be the April 1 or October 1 (whether or not a Business
Day), as the case may be, next preceding such Interest Payment Date. Any such interest not so punctually paid or duly provided for will forthwith cease to be payable to the Holder on such Regular Record Date and may either be paid to the Person in whose name this Security (or one or more Predecessor Securities) is registered at the close of business on a Special Record Date for the payment of such Defaulted Interest to be fixed by the Trustee, notice whereof shall be given to Holders of Securities of this series not less than 10 days prior to such Special Record Date, or be paid at any time in any other lawful manner not inconsistent with the requirements of any securities exchange on which the Securities of this series may be listed, and upon such notice as may be required by such exchange, all as more fully provided in said Indenture.

         Payment of the principal of (and premium, if any) and any such interest on this Security will be made at the office or agency of the Company maintained for that purpose in Chicago, Illinois, in such coin or currency of the United States of America as at the time of payment is legal tender for payment of public and private debts; provided, however, that at the option of the Company payment of interest may be made by check mailed to the address of the Person entitled thereto as such address shall appear in the Security Register.

         Reference is hereby made to the further provisions of this Security set forth on the reverse hereof, which further provisions shall for all purposes have the same effect as if set forth at this place.

         Unless the certificate of authentication hereon has been executed by the Trustee referred to on the reverse hereof by manual signature, this Security shall not be entitled to any benefit under the Indenture or be valid or obligatory for any purpose.

         In Witness Whereof, the Company has caused this instrument to be duly executed.

                                       UGLY DUCKLING CORPORATION


                                       By_______________________

Attest:

_______________________

         Form of Reverse of Security.

         This Security is one of a duly authorized issue of securities of the Company (herein called the "Securities"), issued and to be issued in one or more series under an Indenture, dated as of October 15, 1998 (herein called the "Indenture", which term shall have the meaning assigned to it in such instrument), between the Company and Harris Bank and Trust Company, as Trustee (herein called the "Trustee", which term includes any successor trustee under the Indenture), and reference is hereby made to the Indenture for a statement of the respective rights, limitations of rights, duties and immunities thereunder of the Company, the Trustee and the Holders of the Securities and of the terms upon which the Securities are, and are to be, authenticated and delivered. This Security is one of the series designated on the face hereof, limited in aggregate principal amount to $27,500,000.

         The Securities of this series are subject to redemption upon not less than 30 days' notice by mail, at any time, as a whole or in part, at the election of the Company, at a Redemption Price equal to 100% of the principal amount, together with accrued interest to the Redemption Date, but interest installments whose Stated Maturity is on or prior to such Redemption Date will be payable to the Holders of such Securities, or one or more Predecessor Securities, of record at the close of business on the relevant Record Dates referred to on the face hereof for such interest installments, all as provided in the Indenture. The Indenture provides that a notice of redemption may be given that is conditional upon the receipt by the Trustee on or prior to the Redemption Date of amounts sufficient to pay principal of, and premium, if any, and interest on, the Securities to be redeemed, and that if such amounts shall not have been so received, said notice shall be of no force and effect, the Securities to be redeemed will not become due and payable on the Redemption Date, and the Company will not be required to redeem such Securities on such date.

         In the event of redemption of this Security in part only, a new Security or Securities of this series and of like tenor for the unredeemed portion hereof will be issued in the name of the Holder hereof upon the cancellation hereof.

         The Securities of this series are subordinate in right of payment, in the manner and to the extent set forth in the Indenture, to the prior payment in full of all Senior Indebtedness of the Company. To the extent and in the manner provided in the Indenture, Senior Indebtedness must be paid before any payment may be made to any Holder of this Security. Any Holder by accepting this Security agrees to the subordination and authorizes the Trustee to give it effect.

         The Indenture contains provisions for defeasance at any time of the entire indebtedness of this Security or certain restrictive covenants and Events of Default with respect to this Security, in each case upon compliance with certain conditions set forth in the Indenture.

         If an Event of Default with respect to Securities of this series shall occur and be continuing, the principal of the Securities of this series may be declared due and payable in the manner and with the effect provided in the Indenture.

         The Indenture permits, with certain exceptions as therein provided, the amendment thereof and the modification of the rights and obligations of the Company and the rights of the Holders of the Securities of each series to be affected under the Indenture at any time by the Company and the Trustee without the consent of any Holders in certain limited cases, and with the consent of the Holders of a majority in principal amount of the Securities at the time Outstanding of each series to be affected subject to certain exceptions. The Indenture also contains provisions permitting the Holders of specified percentages in principal amount of the Securities of each series at the time Outstanding, on behalf of the Holders of all Securities of such series, to waive compliance by the Company with certain provisions of the Indenture and certain past defaults under the Indenture and their consequences. Any such consent or waiver shall be conclusive and binding upon the Holder of this Security and upon all future Holders of this Security and of any Security issued upon the registration of transfer hereof or in exchange herefor or in lieu hereof, whether or not notation of such consent or waiver is made upon this Security.

         As provided in and subject to the provisions of the Indenture, the Holder of this Security shall not have the right to institute any proceeding with respect to the Indenture or for the appointment of a receiver or trustee or for any other remedy thereunder, unless such Holder shall have previously given the Trustee written notice of a continuing Event of Default with respect to the Securities of this series, the Holders of not less than 25% in principal amount of the Securities of this series at the time Outstanding shall have made written request to the Trustee to institute proceedings in respect of such Event of Default as Trustee and offered the Trustee reasonable indemnity, and the Trustee shall not have received from the Holders of a majority in principal amount of Securities of this series at the time Outstanding a direction inconsistent with such request, and shall have failed to institute any such proceeding, for 60 days after receipt of such notice, request and offer of indemnity. The foregoing shall not apply to any suit instituted by the Holder of this Security for the enforcement of any payment of principal hereof or any premium or interest hereon on or after the respective due dates expressed herein.

         No reference herein to the Indenture and no provision of this Security or of the Indenture shall alter or impair the obligation of the Company, which is absolute and unconditional, to pay the principal of and any premium and interest on this Security at the times, place and rate, and in the coin or currency, herein prescribed.

         As provided in the Indenture and subject to certain limitations therein set forth, the transfer of this Security is registrable in the Security Register, upon surrender of this Security for registration of transfer at the office or agency of the Company in any place where the principal of and any premium and interest on this Security are payable, duly endorsed by, or accompanied by a written instrument of transfer in form satisfactory to the Company and the Security Registrar duly executed by the Holder hereof or his attorney duly authorized in writing, and thereupon one or more new Securities of this series and of like tenor, of authorized denominations and for the same aggregate principal amount, will be issued to the designated transferee or transferees.

         The Securities of this series are issuable only in registered form without coupons in denominations of $1.00 and any integral multiple thereof. As provided in the Indenture and subject to certain limitations therein set forth,

Securities of this series are exchangeable for a like aggregate principal amount of Securities of this series and of like tenor of a different authorized denomination, as requested by the Holder surrendering the same.

         No service charge shall be made for any such registration of transfer or exchange, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith.

         Prior to due presentment of this Security for registration of transfer, the Company, the Trustee and any agent of the Company or the Trustee may treat the Person in whose name this Security is registered as the owner hereof for all purposes, whether or not this Security be overdue, and neither the Company, the Trustee nor any such agent shall be affected by notice to the contrary.

         All terms used in this Security which are defined in the Indenture shall have the meanings assigned to them in the Indenture.

                                  ARTICLE Five

                          Original Issue of Debentures

Section 501. Debentures in the aggregate principal amount of $27,500,000, may, upon execution of this Second Supplemental Indenture, or from time to time thereafter, be executed by the Company and delivered to the Trustee for authentication, and the Trustee shall thereupon authenticate and deliver said Debentures to or upon the written order of the Company, signed by its Chairman, its President, or any Vice President and its Treasurer, an Assistant Treasurer, its Secretary or an Assistant Secretary, without any further action by the Company.

                                  ARTICLE Six

                         Application of Article Fourteen

Section 601. The Debentures will be subject to the subordination provisions of Article Fourteen of the Indenture. The Debentures will be pari passu with the 12% Subordinated Debentures due 2003 previously issued under the Indenture. The indebtedness under the Senior Secured Loan Agreement, dated as of May 14, 1999, as amended from time to time, by and among the Company, the Lenders party thereto, and the Trustee will be Designated Senior Indebtedness.

                                 ARTICLE Seven

                           Paying Agent and Registrar

Section 701. The Trustee will be the Paying Agent, transfer agent, and Registrar for the Debentures.

                                 ARTICLE Eight

       Interest and Original Issue Discount Reporting, Backup Withholding

Section 801. On or before January 31 following each calendar year with respect to which there are Outstanding Debentures or such other due date prescribed therefor, as advised to the Trustee by the Company, the Trustee will prepare and mail to each Holder of Outstanding Debentures at any time during the preceding calendar year Forms 1099-INT and 1099-OID or such other forms prescribed therefor by the Internal Revenue Service, as advised to the Trustee by the Company, containing such information as instructed by the Company, including the information contained in Section 1009 of the Indenture, together with any letter prepared by the Company explaining tax issues relating thereto to the extent not otherwise prohibited by law. Further, on or before February 28 following each calendar year with respect to which there are Outstanding Debentures or such other due date prescribed therefor, as advised to the Trustee by the Company, the Trustee will prepare and file with the Internal Revenue Service or any other relevant taxing authority, as advised to the Trustee by the Company, by magnetic tape or other required transmission source, as advised to the Trustee by the Company, containing the aforementioned information furnished by the Company.

Section 802. During each calendar year with respect to which there are Outstanding Debentures, the Trustee will satisfy all applicable backup withholding rules in connection with payments made or deemed made with respect to the Debentures including, without limitation, payments of interest, accruals of original issue discount, and payments associated with redemptions and other dispositions of Debentures.

                                  ARTICLE Nine

                                Sundry Provisions

Section 901. Except as otherwise expressly provided in this Second Supplemental Indenture or in the form of Debentures or otherwise clearly required by the context hereof or thereof, all terms used herein or in said form of Debentures that are defined in the Indenture shall have the several meanings respectively assigned to them thereby.

Section 902. The Indenture, as previously supplemented and as supplemented by this Second Supplemental Indenture, is in all respects ratified and confirmed, and this Second Supplemental Indenture shall be deemed part of the Indenture in the manner and to the extent herein and therein provided.

         This instrument may be executed in any number of counterparts, each of which so executed shall be deemed to be an original, but all such counterparts shall together constitute but one and the same instrument.

         In Witness Whereof, the parties hereto have caused this Second Supplemental Indenture to be duly executed all as of the day and year first above written.

                                       UGLY DUCKLING CORPORATION


                                       By

Attest:




                                       HARRIS TRUST AND SAVINGS BANK, As Trustee


                                       By

Attest:

State of Arizona                    )
                                    ) ss:
County of Maricopa                  )

         On the ____ day of __________ __, 2000, before me personally came _____________________________, to me known, who being by me duly sworn, did depose and say that she/he is the ________________ of Ugly Duckling Corporation, one of the corporations described in and which executed the foregoing instrument; and that she/he signed her/his name thereto by the authority of the Board of Directors of said Corporation.

                                                          ______________________
                                                          Notary Public


Official Seal



State of ___________                )
                                    )ss:
County of _________                 )

         On the ____ day of __________ __, 2000, before me personally came _____________________________, to me known, who being by me duly sworn, did depose and say that she/he is the ________________ of Harris Trust and Savings Bank, one of the corporations described in and which executed the foregoing instrument; that she/he knows the seal of said corporation; that the seal affixed to said instrument is such corporate seal; that it was so affixed by authority of the Board of Directors of said corporation; and that she/he signed her/his name thereto by like authority.

                                                          ______________________
                                                          Notary Public


Official Seal

                                                                   Exhibit T3E.1



                            Ugly Duckling Corporation
                       2525 East Camelback Road, Suite 500
                             Phoenix, Arizona 85016

To the Holders of Our Common Stock:

         Enclosed are materials relating to our offer to exchange up to $27,500,000 aggregate principal amount of our 11% Subordinated Debentures due 2007 (the "Debentures") for up to 2,500,000 shares of our common stock, par value $.001 per share ("Common Stock"), as described in the enclosed Offering Circular dated February 22, 2000 (the "Exchange Offer").

         This exchange would be made on the following basis:


--------------------------------------------------------------------------------
                      $11.00 PRINCIPAL AMOUNT OF DEBENTURES
                         FOR EACH SHARE OF COMMON STOCK
--------------------------------------------------------------------------------

         Interest on the Debentures will accrue from their date of issuance, and will be payable in cash semiannually on each April 15 and October 15, commencing April 15, 2000, until the Debentures are paid in full.

         The principal purpose of the Exchange Offer is to reduce the number of shares of Common Stock outstanding, thereby offering the potential for increased earnings per share in the future. To effect this reduction, the Company is offering to purchase outstanding shares of its Common Stock at a purchase price paid in Debentures of $11.00 per share, representing a premium of approximately 38% above its market price as reported on the Nasdaq National Market on February 14, 2000. The Company does not believe the current market price adequately reflects the underlying value of its Common Stock, all as more fully described in the enclosed materials. Among other conditions, the Exchange Offer is contingent upon the valid tender of at least 500,000 shares of Common Stock. Ernest C. Garcia II, the chairman and principal stockholder of the Company, has advised the Company that he will tender shares of Common Stock in the Exchange Offer.

                  PLEASE READ THE ENCLOSED MATERIALS CAREFULLY.

         For further assistance or additional copies of any of the enclosed materials, please call Corporate Investor Communications, Inc. at 1-877-977-6192 (toll free).

                             Very truly yours,


                             GREGORY B. SULLIVAN
                             President and Chief Executive Officer
                             Ugly Duckling Corporation
February 22, 2000
Phoenix, Arizona

                            Ugly Duckling Corporation
                                Offer to Exchange
               up to $27,500,000 aggregate principal amount of its
                      11% Subordinated Debentures due 2007
                        for up to 2,500,000 shares of its
                                  Common Stock

         Ugly Duckling Corporation, a Delaware corporation ("Ugly Duckling" or the "Company"), hereby offers to exchange, upon the terms and subject to the conditions set forth herein and in the accompanying Letter of Transmittal (which together constitute the "Exchange Offer"), up to $27,500,000 aggregate principal amount of its 11% Subordinated Debentures due 2007 (the "Debentures") for up to 2,500,000 shares ("Shares") of its common stock, $.001 par value per share ("Common Stock") on the basis of $11.00 principal amount of Debentures for each share of Common Stock.

         On February 14, 2000, the closing price of the Common Stock as reported on Nasdaq's National Market System ("Nasdaq") was $8.00. For a further description of the Common Stock, see "Description of Capital Stock." The Company has applied for listing of the Debentures on the American Stock Exchange. There can be no assurance that Ugly Duckling will be able to effect the listing or that any public market will develop for the Debentures.
See "Risk Factors-- Possible Lack of Trading Market for the Debentures."

         The Debentures will be unsecured obligations of the Company subordinated and subject in right of payment to all existing and future senior indebtedness of the Company. As of December 31, 1999, the Company's outstanding senior indebtedness aggregated approximately $94 million (not including on balance sheet indebtedness related to the Company's securitizations). The Debentures will bear interest at 11% per annum from their date of issuance, payable semiannually on each April 15 and October 15, commencing April 15, 2000, until the Debentures are paid in full. The Company will be required to repay the principal amount of the Debentures on April 15, 2007. The Debentures will be redeemable, at the Company's option, in whole at any time or in part from time to time, at the principal amount to be redeemed plus accrued and unpaid interest thereon to the redemption date. The Debentures will be issued pursuant to an Indenture between the Company and Harris Trust and Savings Bank, as Trustee. The Company will be subject to certain limited financial covenants as more fully described in the Indenture. See "Description of the Debentures."

     THE EXCHANGE OFFER WILL EXPIRE AT 5:00 P.M. NEW YORK CITY TIME, ON TUESDAY, MARCH 21, 2000, UNLESS EXTENDED.

         The Company will accept up to 2,500,000 Shares if tendered (representing approximately 17% of the Shares outstanding as of February 14, 2000). If more than 2,500,000 shares of Common Stock are tendered, the Company will accept no more than 2,500,000 of the tendered Shares, to be allocated among tendering stockholders on a pro rata basis. The Exchange Offer is contingent upon the tender of at least 500,000 Shares of Common Stock. If less than 500,000 Shares of Common Stock are tendered, the Company will accept none of the Shares tendered. The Exchange Offer is subject to a number of additional conditions as described herein and may be amended or withdrawn in certain circumstances. See "The Exchange Offer -- Conditions to and Amendment of the Exchange Offer."

     THESE SECURITIES ARE BEING OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (THE "COMMISSION"). THE COMMISSION DOES NOT PASS UPON THE MERITS OF ANY SECURITIES NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR
                           OTHER SELLING LITERATURE.

             The date of this Offering Circular is February 22, 2000

         For a discussion of certain risks and other factors to be considered in connection with the Exchange Offer, see "Risk Factors."

         The Company, its Board of Directors and its executive officers make no recommendations as to whether any stockholders should tender any or all of such stockholders' Shares pursuant to the Exchange Offer. Each stockholder must make his, her or its own decision whether to tender Shares of Common Stock and, if so, how many Shares to tender. Ernest C. Garcia II, the Company's chairman and principal stockholder, has advised the Company that he intends to tender Shares in the Exchange Offer. See "The Exchange Offer - Executive Officer and Director Participation."

         The Company has made no arrangements for and has no understanding with any dealer, salesman or other person regarding the solicitation of tenders hereunder, and no person has been authorized to give any information or to make any representation not contained in this Offering Circular in connection with the Exchange Offer, and, if given or made, such information or representation must not be relied upon as having been authorized by the Company or any other person. Neither the delivery of this Offering Circular nor any exchange or sale shall, under any circumstances, create any implication that there has been no change in the affairs of the Company since the respective dates as of which information is given.

         This Offering Circular does not constitute an offer to exchange or sell, or a solicitation of an offer to exchange or buy, any securities other than the securities covered by this Offering Circular by the Company or any other person, or any such offer or solicitation of such securities by the Company or any such other person in any state or other jurisdiction to any person to whom it is unlawful to make any such offer or solicitation. In any state or other jurisdiction where it is required that the securities offered by this Offering Circular be qualified for offering or that the offering be approved pursuant to tender offer statutes in such state or jurisdiction, no offer is hereby being made to, and tenders will not be accepted from residents of any such state or jurisdiction unless and until such requirements have been satisfied.


                                TABLE OF CONTENTS

                                                                                                               Page
AVAILABLE INFORMATION............................................................................................1

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE..................................................................1

SUMMARY OF EXCHANGE OFFER........................................................................................1

The Company......................................................................................................1

Background, Purpose and Effect of the Exchange Offer.............................................................2

The Exchange Offer...............................................................................................2

RISK FACTORS.....................................................................................................5

         Exchange Offer Subject to Certain Contingencies.........................................................5

         Loss of Rights Associated with Common Stock.............................................................5

         Market Issues...........................................................................................5

         Possible Lack of Trading Market for Debentures..........................................................5

         Increased Percentage of Shares Held by Management.......................................................6

         Restrictions Imposed by Terms of Debentures.............................................................6

         Arbitrary Determination of Terms of Debentures..........................................................6

         No Assurance of Increased Earnings Per Share............................................................6

         Marginability...........................................................................................7

         Increased Leverage and Debt Service Obligations.........................................................7

         Subordination...........................................................................................8

         Holding Company Structure; Effects of Asset Encumbrances................................................9

         Risk of Prepayment......................................................................................9

         Fraudulent Transfer Statutes............................................................................9

         Certain United States Federal Income Tax Risks.........................................................10

                  Tax Consequences of Exchange Offer............................................................10

                  Interest on Debentures-- General..............................................................11

                  Original Issue Discount on Debentures.........................................................11

                  Market Discount...............................................................................11

         Forward Looking Statements.............................................................................12

THE EXCHANGE OFFER..............................................................................................13

         General  ..............................................................................................13

         Executive Officer and Director Participation...........................................................14

         Expiration Time, Extensions, Termination and Amendments................................................14

         How to Tender..........................................................................................14

         Withdrawal Rights......................................................................................16

         Acceptance of Shares for Exchange; Delivery of Debentures to be Exchanged..............................16



                               TABLE OF CONTENTS
                                  (continued)                                                                  Page

         Denominations; Fractional Interests....................................................................17

         Proration if Shares Tendered Exceed Maximum............................................................17

         Conditions to and Amendment of the Exchange Offer......................................................17

         Exchange Agent.........................................................................................18

         Harris Trust and Savings Bank..........................................................................18

         Information Agent......................................................................................18

         No Financial Advisor...................................................................................18

         Payment of Expenses....................................................................................18

BACKGROUND, PURPOSE AND EFFECT OF THE EXCHANGE OFFER............................................................20

CAPITALIZATION..................................................................................................22

SUMMARY SELECTED CONSOLIDATED FINANCIAL DATA....................................................................23

CERTAIN PRO FORMA FINANCIAL INFORMATION.........................................................................25

PRICE RANGE OF COMMON STOCK.....................................................................................27

DIVIDENDS.......................................................................................................27

BUSINESS 28

         General  ..............................................................................................28

         Recent Developments....................................................................................28

DESCRIPTION OF THE DEBENTURES...................................................................................30

         Principal, Maturity and Interest.......................................................................30

         Payment and Paying Agents..............................................................................30

         Form, Exchange, and Transfer...........................................................................30

         Redemption.............................................................................................31

         Selection and Notice of Redemption.....................................................................31

         Subordination..........................................................................................31

         Certain Covenants......................................................................................34

         Events of Default......................................................................................34

         Modification and Waiver................................................................................35

         Defeasance and Covenant Defeasance.....................................................................36

         Satisfaction and Discharge.............................................................................37

         Notices  ..............................................................................................37

         Title    ..............................................................................................37

         Governing Law..........................................................................................37

         Regarding the Trustee..................................................................................37

                              TABLE OF CONTENTS
                                  (continued)                                                                  Page

DESCRIPTION OF CAPITAL STOCK....................................................................................38

         Common Stock...........................................................................................38

         Preferred Stock........................................................................................38

EXECUTIVE OFFICER AND DIRECTOR BENEFICIAL OWNERSHIP.............................................................39

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES...........................................................41

         General  ..............................................................................................41

         Scope    ..............................................................................................41

         Certain Federal Income Tax Consequences to Tendering Stockholders......................................41

                  Characterization of the Exchange..............................................................41

                  Constructive Ownership of Stock...............................................................42

                  Section 302 Tests.............................................................................42

                  "Issue Price" of Debentures Defined...........................................................43

                  Corporate Stockholder Dividend Treatment......................................................44

         Certain Federal Income Tax Consequences to Prospective Holders of Debentures...........................45

                  Interest on the Debentures-- General..........................................................45

                  Original Issue Discount on Debentures.........................................................45

                  Taxation of Original Issue Discount on Debentures - General...................................45

                  Acquisition Premium...........................................................................46

                  Election .....................................................................................46

                  Market Discount...............................................................................46

                  Redemption or Sale of Debentures..............................................................47

                  Backup Withholding............................................................................47

         Tax Consequences to Company............................................................................47


                              AVAILABLE INFORMATION

     Corporate   Investor   Communications,   Inc.   (toll  free  telephone  no.
1-877-977-6192) will act as Information Agent in connection with the Exchange Offer. See "The Exchange Offer-- Information Agent."

         Ugly Duckling is subject to the periodic reporting and other informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information may be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, NW, Washington, D.C. 20549, and at the following regional offices of the
Commission: Seven World Trade Center, Suite 1300, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such materials can be obtained by mail from the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, NW, Washington, D.C. 20549, at prescribed rates. In addition, the Commission maintains a site on the World Wide Web that contains reports, proxy and information statements and other information filed electronically by Ugly Duckling with the Commission which can be accessed over the Internet at http:\\www.sec.gov.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

         The following documents filed with the Commission are incorporated by reference into this Offering Circular: (i) Ugly Duckling's Annual Report on Form 10-K for the fiscal year ended December 31, 1998; (ii) Ugly Duckling's Quarterly Reports on Form 10-Q for the quarters ended March 31, June 30, and September 30, 1999; (iii) Ugly Duckling's Reports on Form 8-K filed with the Commission on March 16, 1999, August 26, 1999, November 9, 1999, December 21, 1999, January 5, 2000 and February 17, 2000; and (iv) Ugly Duckling's Notice and Proxy Statement dated April 26, 1999. If any statement contained in any of the foregoing documents is modified or superseded by a statement in this Offering Circular or in any document subsequently filed and incorporated by reference herein, the statement in any such foregoing document will be deemed for the purposes of this Offering Circular to have been modified or superseded by such statement in this Offering Circular or subsequently filed document, and the statement in any such foregoing document is incorporated by reference herein only as modified or to the extent it is not superseded. All documents subsequently filed by the Company during the period of the Exchange Offer pursuant to Sections 13, 14 or 15(d) of the Exchange Act shall be deemed to be incorporated by reference in and made a part of this Offering Circular from the date of filing such documents.

                            SUMMARY OF EXCHANGE OFFER

         The following is a summary of certain features of the Exchange Offer and other matters, and all statements contained herein are qualified in their entirety by reference to the more detailed information and financial statements hereinafter set forth.

                                   The Company

         We operate a chain of buy here-pay here used car dealerships and underwrite, finance and service retail installment contracts generated from the sale of used cars by our dealerships. We target our products and services to the sub-prime segment of the automobile financing industry, which focuses on selling and financing the sale of used cars to persons who have limited credit histories, low incomes, or past credit problems. For additional information about our business and certain recent developments, see "Business."

              Background, Purpose and Effect of the Exchange Offer

         We do not believe the current market price adequately reflects the underlying value of our common stock. The principal purpose of the Exchange Offer is to reduce the number of shares of common stock outstanding by offering to purchase shares in the Exchange Offer, thereby offering the potential for increased earnings per share in the future. Holders of shares of common stock electing to participate in the Exchange Offer should consider the additional considerations set forth under "Background, Purpose and Effect of the Exchange Offer."

                               The Exchange Offer

Expiration Time..........................    5:00 p.m.,  New York City time, on March 21, 2000,  unless  extended  (the  "Expiration
                                             Time").

Exchange Ratio...........................    $11.00  principal amount of debentures for each share of common stock validly tendered.

Acceptance of Shares;                        We will accept up to 2,500,000 shares in the Exchange Offer. This represents
Conditions of the Exchange Offer.........    approximately 17% of our outstanding common stock as of February 14, 2000. If less than
                                             500,000 shares are duly  tendered,  we will not accept any of the shares  tendered.  If more than 2,500,000 shares are tendered, we will only accept 2,500,000 shares of common stock,  to be  allocated  among the  tendering  stockholders  on a pro rata basis.  The
                                             Exchange  Offer is  subject  to a number  of  conditions.  See "The  Exchange  Offer --
                                             Conditions to and Amendment of the Exchange Offer."

Description of Debentures................    o              Unsecured.
                                             o              Subordinate  to all our existing  and future  senior  indebtedness.  Our senior indebtedness aggregated approximately $94 million at December 31,
                                                            1999  (not  including  on  balance  sheet  indebtedness  related  to our securitization transactions).
                                             o              Interest at 11% per annum from date of issuances,  payable  semiannually on April 15 and October 15 of each year, beginning April 15, 2000.
                                             o              The debentures will mature on April 15, 2007.
                                             o              We can  redeem  all or any  part of the  debentures  at any  time at the principal  amount to be redeemed plus accrued and unpaid interest to the redemption date.
                                             o              We will issue the debentures under the Indenture dated as of October 15,
                                                            1998 between us and Harris Trust and Savings Bank, as Trustee.
                                             o              We will be subject to limited financial covenants under the Indenture.

                                              See "Description of the Debentures."

Officer and Director Participation.......    Our chairman,  Ernest C. Garcia II, will tender the greater of 294,500 Shares or 25% of the  Shares  tendered.  See  "The  Exchange  Offer -  Executive  Officer  and  Director
                                             Participation."

                                                                 2

How to Tender............................    If you wish to accept the exchange offer and your shares of common stock are registered in your name, you must:

                                             o              complete the accompanying Letter of Transmittal; and

                                             o              send the Letter of Transmittal, the shares you want to tender, and other required documents to Harris Trust and Savings Bank, the Exchange Agent.

                                             If your shares are registered in the name of a broker,  dealer, bank, trust company, or other nominee, you must contact that institution to tender the shares.

                                             You can make physical delivery of your shares up to three Nasdaq trading days after the expiration of the offer if you follow our guaranteed delivery procedures.  We will also accept confirmation of book-entry  transfers of the shares if delivered to the Exchange
                                             Agent's account at The Depository  Trust Company ("DTC") in a timely fashion.  See "The
                                             Exchange Offer -- How to Tender."

Delivery of Securities...................    We  will  deliver  debentures  in  exchange  for  shares  that  you  tender  as soon as practicable  after the Expiration Time. See "The Exchange Offer--  Acceptance of Shares
                                             for Exchange; Delivery of Debentures to be Exchanged."

Withdrawal Rights........................    You can withdraw tenders of shares pursuant to the Exchange Offer:

                                              o        prior to 5:00 p.m.,  New York City time,  on March 21, 2000;
                                                       and

                                              o        if  we  have  not   previously   accepted  such  shares  for
                                                       exchange, after April 17, 2000.

                                             Except for these rights of withdrawal,  all tenders are irrevocable.  See "The Exchange
                                             Offer - Withdrawal Rights."

Certain United States Federal Income         The  exchange of Shares for  Debentures  by a tendering  stockholder  will be a taxable
Tax Consequences.........................    event  treated for United  States  federal  income tax purposes as either (i) a sale or exchange of the stockholder's  Shares or (ii) a deemed  distribution of property by the
                                             Company with respect to such Shares.

                                             Stated  interest on the  Debentures  will be taxable as  ordinary  income to holders of
                                             Debentures  at the time such  amounts are  received or accrued in  accordance  with the holder's  method  of  accounting.  Additionally,  the  Debentures  may be  issued  with significant  original issue discount  ("OID").  As a consequence of the rules governing
                                             OID, holders of Debentures may be required to recognize significant amounts of ordinary income in advance of receipt of the cash  payments to which the income is  attributable for United States federal income tax purposes.

                                             See "Certain United States Federal Income Tax Consequences" for a discussion of certain federal income tax consequences associated with the Exchange Offer and the ownership of the Debentures, and "Risk Factors -- Certain United States Federal Income Tax Risks."

                                           3

Listing and Trading of Securities .......    Our common  stock  (symbol:  UGLY) is listed on Nasdaq's  National  Market  System.  On
                                             February 14, 2000, two business days before the announcement of the Exchange Offer, the closing per share price for the common  stock as reported by Nasdaq was $8.00.  We have applied to list the debentures for trading on AMEX.  However, we cannot assure you that
                                             AMEX  will  list the  debentures  or that  any  trading  market  will  develop  for the debentures.  If a trading market does develop,  we cannot assure you as to any price at which the debentures will trade.  See "Risk  Factors--  Possible Lack of Trading Market
                                             for the Debentures."

Exemption from Registration Requirements.    In making the exchange  offer,  we are relying on the exemption  from the  registration requirements of the Securities Act of 1933 contained in Section 3(a)(9) of that Act for the debentures.  Under that exemption, if common stock tendered is freely tradable, the debentures  received  in the  exchange  will be freely  tradable.  If the common  stock tendered in the exchange is restricted,  the debentures  will be restricted to the same degree.

Exchange Agent and Trustee...............    Harris Trust and Savings Bank will serve as the Exchange  Agent for the Exchange  Offer and as Trustee under the  Indenture.  See "The  Exchange  Offer--  Exchange  Agent" and
                                             "Description of the Debentures -- Regarding the Trustee."

Information Agent........................    Corporate  Investor  Communications,  Inc.  will  serve  as the  Information  Agent  in
                                             connection  with  the  Exchange  Offer.  The  Information   Agent's  telephone  no.  is
                                             1-877-977-6192 (toll-free). See "The Exchange Offer-- Information Agent."

Common Stock Outstanding.................    Approximately  14,906,152  shares of common stock were  outstanding  as of February 14,
                                             2000.

                                  RISK FACTORS

         Investment in the Debentures is subject to certain risks and other factors, including but not limited to those set forth below. In considering the Exchange Offer, an investor should carefully consider the following risk factors, as well as the risk factors appearing in the Company's filings with the Commission and incorporated herein by reference, including the Company's Quarterly Report on Form 10-Q for the period ended September 30, 1999, and all other information appearing in this Offering Circular, as well as his or her particular financial circumstances, investment objectives and tax situation.

Exchange Offer Subject to Certain Contingencies

         The Exchange Offer is subject to certain contingencies that are not within the control of the Company. First, the Exchange Offer is subject to the condition that holders of at least 500,000 Shares validly tender their Shares. If less than 500,000 Shares are validly tendered, the Company will accept none of the Shares and the Exchange Offer will be terminated or extended. If more than 2,500,000 Shares are validly tendered, the Company will allocate Debentures among the tendering stockholders on a pro-rata basis based on the number of Shares tendered. In addition, the Exchange Offer requires qualification of the Indenture under the Trust Indenture Act and may require certain approvals or consents from government regulatory agencies, self regulatory organizations, and other third parties. Certain consents may be obtained only if the Company is willing to provide certain concessions to third parties. There can be no assurance that all required conditions, consents, or regulatory approvals will be obtained or achieved in a timely manner. Moreover, the Exchange Offer may be modified or withdrawn in certain circumstances subject to the discretion of the Company's Board of Directors.
See "The Exchange Offer-- Conditions to and Amendment of the Exchange Offer."

Loss of Rights Associated with Common Stock

         To the extent that stockholders exchange their Shares for Debentures, they will be relinquishing certain rights available to holders of Common Stock in exchange for acquiring rights as holders of debt. Stockholders whose Shares are validly tendered and accepted for exchange will lose the right to share in any capital appreciation of the Company's Common Stock, will not be entitled to vote upon any matters submitted to the Company's stockholders, and will no longer be entitled to dividends paid, if any, on the Company's Common Stock. In addition, even if the Debentures can be listed, it is likely that trading in the Debentures will be thin and that the liquidity of a tendering stockholder's investment in the Company will be reduced.

Market Issues

         If successful, the Exchange Offer will reduce the Company's stockholder's equity and increase its indebtedness, thereby increasing the Company's debt to equity ratio and its debt service obligations. There can be no assurance that the market will not regard these results unfavorably and that the price of the Company's Common Stock will not be adversely affected. To the extent that the market does not regard the Exchange Offer as favorable, the market price of the Debentures also could be adversely affected. In addition, although the Company believes that the Exchange Offer complies with all applicable listing and maintenance requirements imposed by the Nasdaq National Market, there can be no assurance that issues regarding the Common Stock's listing status will not arise.

Possible Lack of Trading Market for Debentures

         No market currently exists for the Debentures. Although the Company has applied to list the Debentures on AMEX, there is no assurance that such listing will be accomplished, or, if listed, as to the extent of trading that will develop in the Debentures. Accordingly, no assurance can be given as to the liquidity of the Debentures after their issuance or the prices at which they may trade, or that a trading market will develop.

Increased Percentage of Shares Held by Management

         As of February 14, 2000, the Company's executive officers and directors beneficially owned approximately 34% of the outstanding Shares of the Company's Common Stock, with Mr. Ernest Garcia II, the Company's Chairman of the Board, beneficially owning approximately 32%. Mr. Garcia has advised the Company that he will participate in the Exchange Offer. See "The Exchange Offer - Executive Officer and Director Participation." If Mr. Garcia tenders the maximum number of shares that he has advised us he will tender, and:

o........assuming the minimum  number of Shares are  exchanged  in the  Exchange
              Offer, the Company's executive officers and directors will beneficially own (without inclusion of vested options) approximately 33% of the Company's outstanding Shares of Common Stock (with Mr. Garcia owning approximately 31%); and

o assuming the maximum number of Shares are exchanged in the Exchange Offer (and assuming Mr. Garcia tenders 25% of the shares exchanged), the Company's executive officers and directors will beneficially own approximately 36% of the Company's outstanding Shares of Common Stock (with Mr. Garcia owning approximately 33%).

Restrictions Imposed by Terms of Debentures

         The Indenture will contain certain covenants that, among other things, will require the Company to maintain at all times a Consolidated Net Worth (as defined herein) of at least $100,000,000. If the Company fails to meet this covenant, such failure will constitute an Event of Default (as defined herein) under the Indenture. See "Description of the Debentures." As of December 31, 1999, the Company's Consolidated Net Worth was $165.7 million. If the maximum Shares are tendered and $27,500,000 of Debentures are issued, the Company's Consolidated Net Worth will be approximately $143.0 million (depending on the stock price at the time the Debentures are issued) and if the minimum Shares are issued, the Company's Consolidated Net Worth will be approximately $161.0 million (depending on the stock price at the time the Debentures are issued). There can be no assurance that the Company will be able to satisfy this financial covenant and any other covenants contained in the Indenture in the future. If the Company is unable to cure an Event of Default on a timely basis, the principal amount of the Debentures may be declared immediately due and payable. There can also be no assurance that this financial covenant will not materially and adversely affect the Company's ability to finance its future operations or capital needs or to engage in other business activities, including implementation of its business and growth strategies.

Arbitrary Determination of Terms of Debentures

         The Company has determined the terms of the Debentures without retaining any independent financial advisor or investment banking firm. Accordingly, there can be no assurance that the terms of the Debentures are fair from a financial point of view to tendering stockholders. In this regard, there can be no assurance that if the Company were to issue subordinated debt in the capital markets, the interest rate on such debt would not be higher than 11% per annum, or that the financial and other covenants would not be more restrictive. For example, companies that issue unsecured, non-investment grade subordinated debt similar to the Debentures typically are subject to more restrictions than those imposed by the Indenture with respect to the Debentures, including restrictions on incurring additional indebtedness above a specified amount or in violation of a specified formula, paying dividends or making certain other distributions, payments and investments, creating liens, and engaging in transactions with affiliates or in unrelated businesses, among others. In addition, the terms of such securities typically include a change of control provision, which typically provides a right to debt holders to force a company to redeem their debt in the event of a change of control of that company's voting securities. As a result, stockholders who tender their Shares in exchange for Debentures may not receive the same level of protection that typically would be afforded to holders of unsecured, non-investment grade subordinated debt issued by other similarly situated companies. In addition, the relative lack of standard restrictive covenants may adversely affect the liquidity and the trading price of the Debentures.

No Assurance of Increased Earnings Per Share

         Although the primary purpose of the Exchange Offer is to reduce the number of the Company's outstanding shares of Common Stock, thereby offering the potential for increased earnings per share in the future, the reduction in equity and corresponding increase in indebtedness could have a negative effect on earnings per share. In this regard, the table set forth in the Section entitled "Certain Pro Forma Financial Information," which shows the pro forma effects of the Exchange Offer on the Company's financial results assuming the minimum and maximum number of Shares tendered, indicates that earnings per share from continuing operations for the year ended December 31, 1999 would have decreased slightly on a pro forma basis. For the year ended December 31, 1998, the table shows that earnings per share from continuing operations would have decreased significantly assuming the maximum number of Shares was exchanged. Further, following the Exchange Offer, the Company expects that the Debentures will be recorded at the fair market value of the Shares tendered in exchange as of the date the Shares are exchanged, with the difference being amortized over the term of the Debentures as additional interest expense, which would have a negative effect on earnings per share.

Marginability

         Generally speaking, the Debentures should be margin stock for purposes of Regulation T which governs the extension of credit by brokers and dealers and, to the extent the Debentures are listed on a national securities exchange, for Regulation U which governs the extension of credit by other lenders. Under Regulation U, the Debentures will likely not be margin stock if they are not listed on a national securities exchange. Under Regulation T, the required margin for the Debentures will likely be the margin required by the creditor in good faith or the percentage set by the regulatory authority where the trade occurs, whichever is greater. Under Regulation U, the maximum loan value of margin stock is fifty percent (50%) of its current market value, while the maximum loan value of non-margin stock and other collateral is their good faith loan value.

         In addition, under Regulation U, to enable a customer to participate in an exchange offer that is made to holders of an issue of margin stock, a lender may allow substitution of the securities received in the exchange, and a non-margin, non-exempted security acquired in exchange for a margin stock will be treated as if it were a margin stock for a period of 60 days following the exchange.

         Stockholders contemplating an exchange of Common Stock for Debentures should consult with their brokers concerning the marginability of the Debentures and the required margin.

Increased Leverage and Debt Service Obligations

         Following the Exchange Offer, the Company will be more highly leveraged and will have incurred substantial additional debt service in addition to operating expenses and planned capital expenditures. At December 31, 1999, as adjusted to give effect to the issuance of the maximum $27,500,000 principal amount of the Debentures, the total indebtedness of the Company would have been approximately $363.6 million. Assuming the issuance of the maximum $27,500,000 principal amount of the Debentures pursuant to the Exchange Offer, the Company would incur additional debt service of approximately $3.0 million annually.

         The Company's increased level of indebtedness may have several important effects on its future operations, including, without limitation, (i) a substantial portion of the Company's cash flow from operations must be dedicated to the payment of interest and principal on its indebtedness, reducing the funds available for operations and for capital expenditures, including acquisitions,
(ii) covenants contained in the Indenture will require the Company to meet certain financial tests, and other restrictions may limit its ability to borrow additional funds or to dispose of assets, and may affect the Company's flexibility in planning for, and reacting to, changes in its business, including possible acquisition activities, (iii) the Company's leveraged position will substantially increase its vulnerability to adverse changes in general economic, industry and competitive conditions, (iv) the Company's ability to obtain additional financing for working capital, capital expenditures, acquisitions, general corporate and other purposes may be limited, and (v) the Company's leveraged position and the various covenants contained in the Indenture may place the Company at a relative competitive disadvantage as compared to certain of its competitors. The Company's ability to meet its debt service obligations and to reduce its total indebtedness will be dependent upon the Company's future performance, which will be subject to general economic, industry and competitive conditions and to financial, business and other factors affecting the operations of the Company, many of which are beyond its control, or its ability to raise additional equity. There can be no assurance that the Company's business will continue to generate cash flow at or above current levels. If the Company is unable to generate sufficient cash flow from operations in the future to service its debt, it may be required, among other things, to seek additional financing in the debt or equity markets, to refinance or restructure all or a portion of its indebtedness, including the Debentures, to sell selected assets, or to reduce or delay planned capital expenditures and growth or business strategies. There can be no assurance that any such measures would be sufficient to enable the Company to service its debt, or that any of these measures could be effected on satisfactory terms, if at all.

         If the Company fails to pay any required payment of interest or principal with respect to the Debentures on a timely basis, such failure will constitute a default under the terms of the Indenture. An event of default under the Indenture also may trigger an event of default under certain other existing obligations of the Company, including its revolving credit facility (the "Revolving Facility") with General Electric Capital Corporation ("GE Capital"). As a result, the incurrence of additional debt resulting from the Exchange Offer will increase the risk of possible default by the Company with respect to its current and future obligations.

Subordination

         The Debentures will be unsecured obligations of the Company and will be subordinated in right of payment to all existing and future Senior Indebtedness (as defined in the Indenture), which includes virtually all of the Company's existing indebtedness, except its 12% Subordinated Debentures due 2003 previously issued under the Indenture (the "12% Debentures"). The Debentures will rank pari passu with the 12% Debentures. The Debentures will rank senior only to other indebtedness of the Company that expressly provides that it is subordinated in right of payment to the Debentures, if any. In the event of bankruptcy, liquidation, insolvency, reorganization or similar proceeding relating to the Company, the assets of the Company will be available to pay obligations on the Debentures only after all Senior Indebtedness has been paid in full, and there may not be sufficient assets remaining to pay amounts due on any or all of the Debentures outstanding. The Company may not pay principal of or interest on the Debentures, make any deposit pursuant to defeasance provisions or repurchase or redeem or otherwise retire any Debentures (i) if any payment obligation on Senior Indebtedness is not paid when due or (ii) if any other event of default on Senior Indebtedness occurs that permits the holders of such Senior Indebtedness to accelerate the maturity of such Senior Indebtedness, in accordance with its terms, and the Trustee for the Debentures receives a notice of such default unless, in either case, the default has been cured or waived, any such acceleration has been rescinded or such Senior Indebtedness has been paid in full or, in the case of any default other than a payment default, 179 days have passed since the default notice is given. In addition, if there exists an event of default as such term is defined in any instrument creating or evidencing any Designated Senior Indebtedness (described below), on any Designated Senior Indebtedness or if an executive officer of the Company has actual knowledge of a default on any Designated Senior Indebtedness, which with notice or lapse of time or both would become an event of default, then no payment can be made on the Debentures for a period of 179 days from the date of such event of default or the date that an executive officer of the Company obtains actual knowledge that there is such a default unless such default is cured or waived or a representative of such Designated Senior Indebtedness terminates the payment blockage period. Moreover, even if there is an event of default with respect to the Debentures and the Debentures are declared due and payable as a result thereof, no payment can be made on the Debentures while any Designated Senior Indebtedness is outstanding without the consent of the Designated Senior Indebtedness. In the event that there is an event of default under the Designated Senior Indebtedness or an executive officer of the Company has actual knowledge of a default under Designated Senior Indebtedness and a payment is made on the Debentures in violation of the above provisions, holders of Debentures receiving such payment may be required to return the monies paid for the benefit of the Senior Indebtedness. In addition, in an insolvency, bankruptcy or liquidation scenario, there is always the risk that senior creditors would seek to recover any monies paid on the Debentures. Designated Senior Indebtedness includes the Revolving Facility with GE Capital and certain indebtedness secured by the stock of the Company's securitization subsidiaries and certain other residual interests, as amended from time to time and any refundings or replacements thereof, as well as any other Senior Indebtedness designated by the Company from time to time as Designated Senior Indebtedness. There are no restrictions in the Indenture on the ability of the Company to designate Senior Indebtedness as Designated Senior Indebtedness. As of December 31, 1999, without including any indebtedness under the Debentures or the 12% Debentures, the Company had approximately $341.1 million of indebtedness outstanding, approximately $94 million of which would be Senior Indebtedness (not including the on balance sheet indebtedness related to the Company's securitizations) and approximately $76 million of which would be Designated Senior Indebtedness. Additional Senior Indebtedness and Designated Senior Indebtedness may be incurred by the Company and its subsidiaries from time to time, subject to certain restrictions imposed by the Indenture, the Revolving Facility with GE Capital and other agreements of the Company. See "Description of the Debentures -- Subordination" and "-- Certain Covenants."

Holding Company Structure; Effects of Asset Encumbrances

         The Debentures will be unsecured obligations of the Company and will be subordinated in right of payment to all existing and future Senior Indebtedness of the Company. The Debentures will also be structurally subordinated to all indebtedness and other liabilities of the Company's subsidiaries. Substantially all of the Company's operating income is generated by its subsidiaries and the Company generally does not hold assets other than the stock of its subsidiaries. As a result, the Company will rely on dividends and other payments received from its subsidiaries to provide substantially all of the funds necessary to meet its debt service obligations, including the payment of principal of and interest on the Debentures. Certain agreements of the Company may now or in the future limit the ability of its subsidiaries in certain situations to pay dividends to the Company or to repay intercompany debt. The Debentures are not guaranteed by any of the subsidiaries of the Company, and therefore, should the Company fail to satisfy any payment obligation under the Debentures, the holders would not have a direct claim therefor against the subsidiaries. Any indebtedness incurred directly by the subsidiaries of the Company, including guarantees, will be senior in right of payment to the common stock of such subsidiaries. This means that in the event of any liquidation or bankruptcy of a subsidiary, all debt of such subsidiary would be entitled to be paid before any amounts would be available to the Company by virtue of ownership of the common stock. Except as described above under "Risk Factors -- Restrictions Imposed by Terms of Debentures" and under "Description of the Debentures -- Certain Covenants," the Indenture will not limit the ability of the Company and its subsidiaries to incur additional indebtedness, including Senior Indebtedness. Moreover, certain Senior Indebtedness of the Company is now and may in the future be guaranteed by, and secured by the assets of, the Company's subsidiaries. In the event of a default under any such Senior Indebtedness, the lenders thereunder would be entitled to a claim on the assets securing such indebtedness. Accordingly, because of any or all of the above, the Company may not have sufficient monies available from its subsidiaries or from other means, or assets remaining after payment of prior claims from time to time, to pay amounts due on the Debentures. In addition, the Company has pledged the stock of Ugly Duckling Receivables Corporation ("UDRC") and Ugly Duckling Receivables Corporation II ("UDRC II"), which are the Company's wholly-owned special purpose "bankruptcy remote" entities, to secure a $38 million loan with certain third party lenders. Their assets, including assets in discontinued operations, are comprised of Residuals in Finance Receivables Sold and Investments Held In Trust, in the amounts of approximately $16.7 million and $11.9 million, respectively, at December 31, 1999. These amounts would not be available to satisfy claims of creditors of the Company on a consolidated basis even if the stock of such subsidiaries were not pledged.

Risk of Prepayment

         The Debentures are subject to redemption at the option of the Company in whole at any time or in part from time to time without penalty or premium upon notice to the holders of the Debentures. As a result, the holders of the Debentures will be subject to a risk of prepayment at a time when interest rates may be generally declining. In such case, holders of Debentures that are redeemed who tendered their Shares to acquire an interest-bearing security will no longer have the right to receive interest and may be forced to reinvest the redemption proceeds in securities with a lower rate of interest.

Fraudulent Transfer Statutes

         Various fraudulent conveyance laws enacted for the protection of creditors may apply to the issuance of the Debentures. Under federal or state fraudulent transfer laws, if a court were to find that, at the time the Debentures were issued, the Company (i) issued the Debentures with the intent of hindering, delaying or defrauding current or future creditors or (ii) (A) received less than fair consideration or reasonably equivalent value for incurring the indebtedness represented by the Debentures and (B) (1) was insolvent or was rendered insolvent or contemplated insolvency by reason of the issuance of the Debentures, (2) was engaged, or about to engage, in a business or transaction for which its assets or capital were unreasonably small or (3) intended to incur, or believed (or should have believed) it would incur, debts beyond its ability to pay as such debts mature (as all of the foregoing terms are defined in or interpreted under such fraudulent transfer statutes), such court could void all or a portion of the Company's obligations to the holders of the Debentures, or void or subordinate the Company's obligations to the holders of the Debentures, and take other action detrimental to the holders of the Debentures, including in certain circumstances, invalidating the Debentures. In that event, there would be no assurance that any repayment on the Debentures would ever be recovered by the holders of the Debentures.

         The definition of insolvency for purposes of the foregoing consideration varies among jurisdictions depending upon the federal or state law that is being applied in any such proceeding. Generally, however, the Company would be considered insolvent at the time it incurs the indebtedness constituting the Debentures, if (i) the fair market value (or fair saleable value) of its assets is less than the amount required to pay its total existing debts and liabilities (including the probable liability on contingent liabilities) as they become absolute or matured or (ii) it is incurring debts beyond its ability to pay as such debts mature. Based upon financial and other information, the Company believes that it is solvent and will continue to be solvent after issuing the Debentures, will have sufficient capital for carrying on its business after such issuance and will be able to pay its debts as they mature. There can be no assurance, however, that a court passing on such standards would agree with the Company. There can also be no assurance as to what standard a court would apply in order to determine whether the Company was "insolvent" as of the date the Debentures were issued, or that, regardless of the method of valuation, a court would not determine that the Company was insolvent on that date or otherwise agree with the Company with respect to the above standards.

Certain United States Federal Income Tax Risks

     Tax Consequences of Exchange Offer

         The exchange of Shares for Debentures by a tendering stockholder pursuant to the Exchange Offer will be a taxable event treated for United States federal income tax purposes as either (1) a sale or exchange of the stockholder's Shares or (2) a deemed distribution of property by the Company with respect to such Shares.

         Sale or exchange treatment will result if a tendering stockholder satisfies any of three tests under Section 302 of the Code which measure reductions in a stockholder's overall equity interest. If treated as a sale or exchange, a stockholder should recognize capital gain or loss in an amount equal to the difference between (a) the "issue price" of the Debentures, and (b) the stockholder's adjusted tax basis of the Shares exchanged pursuant to the Exchange Offer. Depending upon the particular circumstances, the "issue price" of the Debentures will be either (a) the fair market value of the Debentures as of the date of the Exchange, (b) the fair market value of the Shares as of the date of the Exchange, (c) the "stated redemption price at maturity" of the Debentures (generally the face amount of the Debentures), or (d) the present value of all payments to be made on the Debentures, discounted at the applicable federal rate.

         If none of the Section 302 tests is satisfied, then to the extent of the Company's current or accumulated "earnings and profits" (as determined for federal income tax purposes), a tendering stockholder will be treated as having received a dividend taxable as ordinary income in an amount equal to the fair market value of the Debentures received without reduction for the adjusted tax basis of the Shares exchanged pursuant to the Exchange Offer. The stockholder's adjusted tax basis in the Shares exchanged will be added to the stockholder's remaining Shares; however, if the stockholder retains no Shares following the exchange, the benefit of such basis will be permanently lost. To the extent, if any, that the fair market value of the Debentures exceeds the Company's current and accumulated earnings and profits (as determined for federal income tax purposes), the excess will be treated first as a tax-free return of such stockholder's tax basis in the Shares and thereafter as capital gain. Corporate stockholders receiving a dividend must assess the applicability of the dividends-received deduction to the extent applicable and the impact of Section 1059 governing "extraordinary dividends."

         In determining whether any one of the Section 302 tests is satisfied, a tendering stockholder must take into account not only the Shares actually owned by such stockholder but also Shares which are constructively owned by the stockholder by reason of attribution rules contained in Section 318 of the Code. The Company cannot predict whether or to what extent the Exchange Offer will be oversubscribed. If the Exchange Offer is oversubscribed, proration of the tenders pursuant to the Exchange Offer will cause the Company to accept fewer Shares than are tendered. Therefore, a stockholder can be given no assurance that a sufficient number of such stockholder's Shares will be exchanged pursuant to the Exchange Offer to ensure that such exchange will satisfy one or more of the Section 302 tests and be treated as a sale, rather than as a dividend, for United States federal income tax purposes.

         If a stockholder sells Shares to persons other than the Company at or about the same time such holder also exchanges Shares pursuant to the Exchange Offer and the various sales effected by the stockholder are part of a plan to reduce or terminate the stockholder's proportionate equity interest in the Company, then sales to persons other than the Company may, for United States federal income tax purposes, be integrated with the stockholder's exchange of Shares pursuant to the Exchange Offer and, if integrated, should be taken into account in determining whether a tendering stockholder satisfies any of the
Section 302 tests.

         Because a tendering stockholder will receive no cash pursuant to the Exchange Offer, a stockholder will need to use other cash resources of the stockholder to satisfy any tax liability arising from an exchange of Shares for Debentures.

         See "Certain United States Federal Income Tax Consequences" -- "Certain Federal Income Tax Consequences to Tendering Stockholders" -- "Characterization of the Exchange."

     Interest on Debentures -- General

         In general, stated interest on the Debentures will be taxable as ordinary income to holders of Debentures at the time such amounts are accrued or received in accordance with the holder's method of accounting. See "Certain United States Federal Income Tax Consequences" -- "Certain Federal Income Tax Consequences to Prospective Holders of Debentures" -- "Interest on the Debentures -- General". Depending upon a stockholder's particular circumstances, the tax consequences of holding Debentures may be less advantageous than the consequences of holding Shares because, for example, interest payments on the Debentures will not be eligible for any dividends-received deduction that might otherwise be available to corporate stockholders.

     Original Issue Discount on Debentures

         The Debentures may be issued with significant "original issue discount" ("OID") for United States federal income tax purposes. Consequently, holders of the Debentures may be required to recognize significant amounts of ordinary income in advance of receipt of the cash payments to which the income is attributable for United States federal income tax consequences, regardless of the holders' methods of accounting. See "Certain United States Federal Income Tax Consequences" -- "Certain Federal Income Tax Consequences to Prospective Holders of Debentures" -- "Original Issue Discount on Debentures" and "Taxation of Original Issue Discount on Debentures."

     Market Discount

         If the "issue price" of a Debenture exceeds the holder's adjusted tax basis in the Debentures at the time of the exchange of Shares for Debentures, the Debenture will be considered issued with "market discount" unless such excess is less than a specified de minimis amount. Under the market discount rules, a holder of a market discount Debenture will be required to treat any principal payment on the Debenture or any gain on a sale, exchange or other disposition of the Debenture as ordinary income to the extent of the market discount which has not previously been included in income and which is treated as having accrued on the Debenture at the time of such payment or disposition. Additionally, a holder of such a Debenture may be required to defer, until the maturity of the Debenture or its earlier disposition in a taxable transaction, the deduction of all or a portion of the interest expense on any indebtedness incurred or continued to purchase or carry the Debenture. See "Certain United States Federal Income Tax Consequences" -- "Certain Federal Income Tax Consequences to Prospective Holders of Debentures" - "Market Discount."

         STOCKHOLDERS CONTEMPLATING AN EXCHANGE OF SHARES FOR DEBENTURES PURSUANT TO THE EXCHANGE OFFER ARE URGED TO CONSULT THEIR OWN TAX ADVISORS TO DETERMINE THE SPECIFIC FEDERAL, STATE, LOCAL, FOREIGN AND OTHER TAX CONSEQUENCES OF EXCHANGES MADE BY THEM PURSUANT TO THE EXCHANGE OFFER AS WELL AS THE SPECIFIC FEDERAL, STATE, LOCAL, FOREIGN AND OTHER TAX CONSEQUENCES ASSOCIATED WITH THE OWNERSHIP OF DEBENTURES RECEIVABLE IN THE EXCHANGE.

Forward Looking Statements

         This Offering Circular contains certain forward looking statements. Additional written or oral forward looking statements may be made by the Company from time to time in filings with the Commission or otherwise. Such statements may include, but not be limited to, estimates of the value of the Company's Common Stock, projections of revenues, income, earnings per share, loss, capital expenditures, plans for future operations, financing needs or plans, the Company's ability to service its debt obligations, and plans relating to products or services of the Company as well as assumptions relating to the foregoing. The words "believe," "expect," "anticipate," "estimate," "project," and similar expressions identify forward looking statements. Forward looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified. Future events and actual results could differ materially from those set forth in, contemplated by, or underlying the forward looking statements. Statements in this Offering Circular, including those contained in the section entitled "Risk Factors," and in the section entitled "Background, Purpose and Effect of the Exchange Offer," describe factors, among others, that could contribute to or cause such differences. The Company undertakes no obligation to update any forward looking statements.

                               THE EXCHANGE OFFER

General

         The Company hereby offers, upon the terms and subject to the conditions set forth herein and in the accompanying Letter of Transmittal, to exchange up to $27,500,000 aggregate principal amount of its Debentures for up to 2,500,000 Shares of its outstanding Common Stock on the basis of $11.00 principal amount of Debentures for each Share of Common Stock outstanding.

         If more than 2,500,000 Shares are tendered, the Company will accept no more than 2,500,000 Shares of Common Stock, with Debentures to be allocated among the tendering stockholders on a pro rata basis. If less than 500,000 Shares are tendered, the Company will not accept any of the Shares tendered and the Exchange Offer will be terminated, unless it is extended. The Exchange Offer is subject to a number of additional conditions. See "The Exchange Offer -- Conditions to and Amendment of the Exchange Offer."

         Stockholders who do not tender will retain their Shares of Common Stock and stockholders who tender will receive Debentures with the following rights compared to those associated with the ownership of Common Stock.

                     Common Stock                                                    Debentures
-------------------------------------------------------          ---------------------------------------------------
Equity;  pro rata claim to assets of the Company  after          Debt;  right to receive specified principal amount
payment of all debt obligations,  plus right to share            with senior claim to assets of the Company compared
in capital appreciation.                                         to holders of equity, but subordinated to all other
                                                                 senior debt obligations of the Company, plus the right
                                                                 to  receive  interest,  but no  right  to  capital
                                                                 appreciation.  The Debentures will rank pari passu
                                                                 with  the 12%  Subordinated  Debentures  due  2003
                                                                 previously issued under the Indenture.

No  interest   payable  on  Common   Stock,   although           Interest at 11% year annum,  payable  semiannually
dividends are possible.                                          in  cash  on  each  April  15  and   October   15,
                                                                 commencing April 15, 2000.

Voting   rights   on   all   matters    submitted   to           No voting rights.
stockholders.

Shares  are  listed  on  Nasdaq  and  are  subject  to           The Company has applied to list the  Debentures on
established trading market.                                      AMEX;  no  assurance  of  such  listing  or of any
                                                                 effective   trading  market  even  if  listing  is
                                                                 effected.

         The foregoing table is set forth for comparative purposes only and does not take into account all factors relating to a comparison of the Shares to the Debentures, nor does it take into account any factors relating to the tax consequences of accepting the Exchange Offer. For a more complete description of the Debentures and the Common Stock, see "Description of the Debentures" and "Description of Capital Stock." See also "Certain United States Federal Income Tax Consequences."

         Tendering stockholders will not be obligated to pay brokerage commissions or fees or, subject to Instruction 9 of the Letter of Transmittal, transfer taxes with respect to the exchange of Shares for Debentures pursuant to the Exchange Offer. The Company will pay all charges and expenses of the Exchange Agent, the Information Agent, and the Trustee in connection with the Exchange Offer. See "The Exchange Offer -- Payment of Expenses."

Executive Officer and Director Participation

         The executive officers and directors of the Company have advised the Company that they will participate in the Exchange Offer as follows:

---------------------------------------- -------------------------------------- --------------------------------------
                 NAME                                    TITLE                              PARTICIPATION
                 ----                                    -----                              -------------
---------------------------------------- -------------------------------------- --------------------------------------
---------------------------------------- -------------------------------------- --------------------------------------
Ernest C. Garcia II                      Chairman of the Board                  294,500   shares,   if  the   maximum
                                                                                number of  shares  are  tendered.  If
                                                                                less  than  the  maximum   number  of
                                                                                shares are tendered,  Mr. Garcia will
                                                                                tender the greater of 294,500  Shares
                                                                                or 25% of the Shares tendered.
---------------------------------------- -------------------------------------- --------------------------------------

Expiration Time, Extensions, Termination and Amendments

         The Exchange Offer will terminate at 5:00 p.m., New York City time, on March 21, 2000, unless extended by the Company in its sole discretion. During any extension of the Exchange Offer, all Shares previously tendered and not yet exchanged will remain subject to the Exchange Offer (subject to withdrawal rights specified herein) and may be accepted for exchange by the Company. The later of 5:00 p.m., New York City time, on March 21, 2000, or the latest time and date to which the Exchange Offer may be extended, is referred to herein as the "Expiration Time."

         The Company expressly reserves the right, at any time or from time to time, to extend the period of time for which the Exchange Offer is to remain open by giving oral or written notice to Harris Trust and Savings Bank (the "Exchange Agent") of such extension prior to 9:00 am., New York City time, on the business day after the previously scheduled Expiration Time. The Company also expressly reserves the right (i) to terminate the Exchange Offer and not accept for exchange any Shares not theretofore accepted for exchange upon the occurrence of any of the events set forth herein under "The Exchange Offer -- Conditions to and Amendment of the Exchange Offer" or (ii) to amend the Exchange Offer. Any such extension, termination or amendment will be followed as promptly as practicable by public announcement thereof, such announcement in the case of an extension to be issued no later than 9:00 am., New York City time, on the next business day after the previously scheduled Expiration Time. Without limiting the manner in which the Company may choose to make such public announcement, the Company shall not, unless otherwise required by law, have an obligation to publish, advertise or otherwise communicate any such public announcement other than by making a release to the Dow Jones News Service.

How to Tender

         Except as set forth below, for a stockholder to duly tender Shares pursuant to the Exchange Offer, certificates representing the Shares (or a confirmation of a book-entry transfer of the Shares into the Exchange Agent's account at The Depository Trust Company ("DTC") as described below), together with a properly completed and duly executed Letter of Transmittal or manually signed facsimile thereof, with any required signature guarantees, or an Agent's Message in the case of a book-entry transfer, and any other required documents, must be transmitted to and received by the Exchange Agent on or prior to the Expiration Time at one of the addresses specified below under "The Exchange Offer -- Exchange Agent." LETTERS OF TRANSMITTAL AND CERTIFICATES REPRESENTING THE SHARES SHOULD NOT BE SENT TO UGLY DUCKLING OR TO THE INFORMATION AGENT. Signatures on Letters of Transmittal need not be guaranteed by a firm which is a member of a registered national securities exchange or a member of the National Association of Securities Dealers, Inc. ("NASD") or by a commercial bank or trust company having an office in the United States ("Eligible Institution"), provided the Shares tendered pursuant thereto are tendered (i) by a registered holder of the Shares who has not completed the box entitled "Special Issuance Instructions" or "Special Delivery Instructions" on the Letter of Transmittal or
(ii) for the account of an Eligible Institution. In all other cases, signatures must be guaranteed by an Eligible Institution. If Shares are registered in the name of a person other than the signer of the Letter of Transmittal, the certificates representing the Shares must be endorsed by, or be accompanied by, a written instrument or instruments of transfer or exchange in form satisfactory to the Company, duly executed by the registered holder, with the signature thereon guaranteed as aforesaid.

         The Exchange Agent has established an account with respect to the Shares at DTC and any financial institution which is a participant in the DTC system may make book-entry delivery of the Shares by causing DTC to transfer such Shares into the Exchange Agent's account in accordance with DTC's procedure for such transfer. However, although delivery of Shares may be effected through book-entry transfer into the Exchange Agent's account at DTC, the Letter of Transmittal (or manually signed facsimile thereof), with any required signature guarantees, or an Agent's Message in the case of a book-entry thereof, and any other required documents, must in any case be transmitted to and received by the Exchange Agent prior to the Expiration Time at one of the addresses specified below under "The Exchange Offer -- Exchange Agent", or the guaranteed delivery procedure described below must be complied with. Delivery of documents to DTC in accordance with DTC's procedures does not constitute delivery to the Exchange Agent.

         Tendering stockholders are required under federal income tax law to provide a correct Taxpayer Identification Number on a Substitute Form W-9, which is included, together with guidelines relating to the form, with the Letter of Transmittal. Failure to complete and return this Substitute Form W-9 to the Exchange Agent may subject a stockholder to a $50 penalty imposed by the Internal Revenue Service and will result in backup withholding of 31% on interest and other payments with respect to the Debentures and cash in lieu of fractional interests in the Debentures.

         The method of delivery of certificates representing the Shares and all other required documents is at the election and risk of the tendering stockholder but delivery by registered mail with return receipt requested, properly insured, is recommended.

         If a stockholder desires to tender Shares and certificates representing the Shares are not immediately available or time will not permit such holder's Letter of Transmittal, certificates representing the Shares or other required documents to reach the Exchange Agent before the Expiration Time, such holder's tender may be effected if:

(a)      such tender is made through an Eligible Institution;

(b) a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form made available by the Company, is received prior to the Expiration Time by the Exchange Agent as provided below; and

(c) the Common Stock Certificates (or a Book-Entry Confirmation) evidencing all tendered Common Stock, in proper form for transfer, in each case together with the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent's Message) and any other documents required by the Letter of Transmittal are received by the Exchange Agent within three Nasdaq National Market trading days of the date of execution of such Notice of Guaranteed Delivery. A "trading day" is any day on which the Nasdaq National Market is open for business.

         The acceptance by a stockholder of the Exchange Offer pursuant to one of the procedures set forth above will constitute an agreement between the stockholder and the Company in accordance with the terms and subject to the conditions set forth herein and in the accompanying Letter of Transmittal.

         The Company will accept Shares by giving notice thereof to the Exchange Agent.

         All questions as to the form of all documents and the validity (including time of receipt) and acceptance of all tenders will be determined by the Company, in its sole discretion, which determination shall be final and binding. The Company reserves the absolute right to reject any and all tenders not in proper form or the acceptance of which would, in the opinion of the Company's counsel, be unlawful. The Company also reserves the absolute right to waive any of the conditions of the Exchange Offer or any defect or irregularity in the tender of any of the Shares. The Company's interpretation of the terms and conditions of the Exchange Offer (including the Letter of Transmittal and the instructions thereto) will be final. No tender of Shares will be deemed to have been properly made until all defects and irregularities have been cured or waived. Neither the Company, the Information Agent, the Exchange Agent nor any other person shall be under any duty to give notification of any defects or irregularities in tenders, nor shall any of them incur any liability for failure to give such notification.

Withdrawal Rights

         All tenders duly and validly made are irrevocable, except that Shares tendered pursuant to the Exchange Offer may be withdrawn prior to the Expiration Time, and, unless theretofore accepted for exchange as provided in the Exchange Offer, may also be withdrawn after 5:00 p.m., New York City time, on April 17, 2000.

         To be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be received by the Exchange Agent on a timely basis at one of the addresses specified under "The Exchange Offer -- Exchange Agent." Any notice of withdrawal must specify the name of the person having tendered the Shares to be withdrawn, the names in which the Shares are registered if different from that of the tendering stockholder and the number of Shares to be withdrawn. If certificates representing the Shares have been physically delivered to the Exchange Agent, then prior to the release of such certificates, the tendering stockholder must also submit the certificate number of the certificates representing the Shares to be withdrawn and the signature on such holder's notice of withdrawal must be guaranteed by an Eligible Institution. If certificates representing the Shares have been delivered pursuant to the book-entry procedures set forth above under "The Exchange Offer -- How to Tender," any notice of withdrawal must specify the name and number of the participant's account at DTC to be credited with the withdrawn Shares. All questions as to validity, form and eligibility (including time of receipt) of notices of withdrawal will be determined by the Company, in its sole discretion, which determination shall be final and binding. Any Shares effectively withdrawn will be deemed not to have been duly tendered for purposes of the Exchange Offer.

         None of the Company, the Exchange Agent, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give such notification. However, the Exchange Agent will attempt to correct any defective tenders by contacting the tendering stockholder. Withdrawals of tenders of Shares may not be rescinded, and any Shares properly withdrawn will thereafter be deemed not validly tendered for purposes of the Exchange Offer. However, withdrawn Shares may be retendered by following one of the procedures described under "The Exchange Offer -- How to Tender" at any time prior to the Expiration Time.

Acceptance of Shares for Exchange; Delivery of Debentures to be Exchanged

         Upon the terms and subject to the conditions of the Exchange Offer, the acceptance for exchange of Shares validly tendered and not withdrawn will be made promptly after the Expiration Time. For purposes of the Exchange Offer, the Company will be deemed to have accepted for exchange validly tendered Shares when, as and if the Company has given oral or written notice thereof to the Exchange Agent. The Exchange Agent will act as agent for the tendering stockholders for the purposes of receiving Debentures from the Company and transmitting such securities to such stockholders. If the Company should extend the Exchange Offer or be delayed in consummation of the Exchange Offer for any reason, then, without prejudice to the Company's rights under the Exchange Offer, the Exchange Agent acting on behalf of the Company may retain tendered Shares, and such Shares may not be withdrawn, subject to the withdrawal rights of tendering stockholders set forth above under "The Exchange Offer -- Withdrawal Rights." Tendered Shares not accepted for exchange by the Company because of an invalid tender, the termination of the Exchange Offer as a result of the existence of a condition set forth below under "The Exchange Offer -- Conditions to and Amendment of the Exchange Offer" or for any other reason, will be returned without expense to the tendering stockholders (or, in the case of Shares delivered by book-entry transfer within DTC, will be credited to the account maintained within DTC by the participant in the DTC system who delivered such Shares) as promptly as practicable following the expiration or termination of the Exchange Offer.

         Delivery of Debentures in exchange for Shares tendered pursuant to the Exchange Offer will be made by the Company to the Exchange Agent, as agent for the tendering stockholders, only after receipt by the Exchange Agent of certificates representing the tendered Shares (or confirmation of the book-entry transfer of such Shares into the Exchange Agent's account at DTC), a properly completed and duly executed Letter of Transmittal (or manually signed facsimile thereof), or an Agent's Message, in the case of a book-entry transfer, and any other required documents.

Denominations; Fractional Interests

         The Debentures will be issued only in denominations of $1.00 and integral multiples thereof.

Proration if Shares Tendered Exceed Maximum

         If stockholders tendering Shares validly tender more than 2,500,000 Shares, the Company will accept for exchange no more than 2,500,000 Shares. In such event, Debentures will be allocated to tendering stockholders on a pro rata basis based on the number of Shares tendered by each tendering stockholder. The Company will accept from each tendering stockholder that number of Shares equal to 2,500,000 multiplied by a fraction, the numerator of which is the total number of Shares validly tendered by such tendering stockholder and the denominator of which is the total number of Shares validly tendered by all tendering stockholders. The number of Shares will be rounded up or down as nearly as practicable to result in the tender of whole Shares rather than fractional Shares. Any Shares not accepted by the Company as a result of the allocation described above will be returned promptly to the tendering stockholder.

Conditions to and Amendment of the Exchange Offer

         The Exchange Offer is subject to the tender of a minimum of 500,000 Shares, and to the other conditions described below.

         An application will be filed with the Commission for qualification of the Indenture under which the Debentures will be issued under the Trust Indenture Act of 1939 (the "Trust Indenture Act"). The Exchange Offer is conditioned upon the Indenture being qualified under the Trust Indenture Act. In addition to the foregoing conditions, the Company may decline to accept any Shares in exchange for Debentures and may withdraw the Exchange Offer as to Shares not then accepted if, before the time of acceptance, there shall have occurred any of the following events which, in the Company's sole judgment, makes it inadvisable to proceed with such acceptance:

(a) any government agency or other person shall have instituted or threatened any action or proceeding before any court or administrative agency (i) challenging the acquisition of Shares pursuant to the Exchange Offer or otherwise in any manner relating to the Exchange Offer or (ii) otherwise materially adversely affecting the Company, or there shall have occurred any existing action or proceeding with respect to the Company; or

(b) any statute, rule or regulation shall have been proposed or enacted, or any action shall have been taken by any governmental authority, which would or might prohibit, restrict or delay consummation of the Exchange Offer or materially impair the contemplated benefits of the Exchange Offer to the Company; or

(c) any state of war, national emergency, banking moratorium or suspension of payments by banks in the State of New York shall have occurred, or any currency or exchange control laws or regulations or general suspension of trading or limitation on prices on Nasdaq shall have been imposed or there shall have occurred a material adverse change in the securities markets generally; or

(d) any required consents or approvals from third parties or government regulatory agencies shall not have been obtained; or

(e) the Exchange Offer would result in the Company's Shares being delisted from the Nasdaq National Market; or

(f) any material change, or development involving a prospective material change, in or affecting the business or financial affairs of the Company shall have occurred.

         The Company reserves the right to waive any of the foregoing conditions. The Company will determine that these conditions (except for certain regulatory approvals) have been satisfied or waived prior to the Expiration Time. The Company also reserves the right to amend the Exchange Offer by public announcement of any amendment. The Exchange Offer, however, may not be amended or withdrawn unless the amendment or the circumstances described above regarding withdrawal occur prior to the Expiration Time.

Exchange Agent

         Harris Trust and Savings Bank has been appointed as Exchange Agent for the Exchange Offer. All correspondence in connection with the Exchange Offer and the Letter of Transmittal should be addressed to the Exchange Agent, as follows:

Harris Trust and Savings Bank

         Mailing Address:                  Facsimile Copy Number (For               Hand/Overnight Delivery:
         c/o Harris Trust                 Eligible Institutions Only):
        Company of New York                       212-701-7636                    c/o Harris Trust Company of
        Wall Street Station             Confirm Receipt of Facsimile By                     New York
           P.O. Box 1010                           Telephone                       88 Pine Street, 19th Floor
     New York, N.Y. 10268-1010                    212-701-7624                         New York, NY 10005

          DELIVERY TO AN ADDRESS OTHER THAN AS SET FORTH ABOVE OR TRANSMISSION  VIA A FACSIMILE NUMBER OTHER THAN AS SET FORTH ABOVE
WILL NOT CONSTITUTE VALID DELIVERY.

Information Agent

         Corporate  Investor  Communications.  Inc. will act as Information  Agent in connection  with the Exchange
Offer.  For  further  assistance  or  additional  copies of  documents  call the  Information  Agent  toll-free  at
1-877-977-6192 or write to the Information Agent at:

          Mailing Address:                     Facsimile Copy Number                      Hand Delivery:
         Corporate Investor                         201-804-8693                        Corporate Investor
        Communications, Inc.                                                           Communications, Inc.
          111 Commerce Road                                                             111 Commerce Road
      Carlstadt, NJ 01072-2586                                                       Carlstadt, NJ 01072-2586

          LETTERS OF TRANSMITTAL AND  CERTIFICATES  REPRESENTING  THE SHARES SHOULD NOT BE SENT TO THE INFORMATION  AGENT.  See "The
Exchange Offer-- How to Tender."

No Financial Advisor

         No financial advisor has been retained to render, and no financial advisor has rendered, an opinion as to the fairness of the Exchange Offer to holders of the Company's Common Stock or to solicit exchanges of Common Stock for Debentures.

Payment of Expenses

         The Exchange Offer is being made by the Company in reliance on the exemption from the registration requirements of the Securities Act of 1933, as amended, afforded by Section 3(a) (9) thereof. Therefore, the Company will not pay any commission or other remuneration to any broker, dealer, salesman or other person for soliciting tenders of the Shares. However, regular employees of the Company (who will not be additionally compensated therefor) may solicit tenders and will answer inquiries concerning the Exchange Offer.

         The Company will pay the Exchange Agent and the Information Agent reasonable and customary fees for their services and will reimburse such parties for their reasonable out-of-pocket expenses in connection therewith. The Company will also pay brokerage houses and other custodians, nominees and fiduciaries the reasonable out-of-pocket expenses incurred by them in forwarding copies of this Offering Circular and related documents to the beneficial owners of the Shares held of record by such persons and in handling or forwarding tenders for their customers.

              BACKGROUND, PURPOSE AND EFFECT OF THE EXCHANGE OFFER

         Ugly Duckling completed its initial public offering in June 1996 with the sale of 2,300,000 Shares of its Common Stock at a price of $6.75 per share. Following the initial public offering, the price of the Company's Common Stock increased significantly, to a high of $25.75 per share in the first quarter of 1997, reflecting a stock market with generally increasing stock prices, a healthy used car sales and finance industry, and growth in the Company's revenues and earnings. Subsequently, however, the used car sales and financing industry has encountered difficulties, with several subprime companies announcing major downward adjustments to their financial statements, violations of loan covenants, related litigation, and other events. In addition, certain of these companies have filed for bankruptcy protection. These difficulties have corresponded with a general decline in the stock prices of companies involved in this industry. Consistent with this decline, the 52 week price range of the Company's Common Stock as of February 14, 2000 was approximately $4.00 to $9.00 per share. As of February 14, 2000, the closing price of the common stock on Nasdaq was $8.00.

         The Company does not believe that recent prices reflect the underlying value of its Common Stock. In this regard, in establishing a tender price that is significantly higher than the market price of the Shares as of February 14, 2000, the Company considered the following factors, among others.

o The closing price of $8.00 per Share as of February 14, 2000, two business days prior to the announcement of the Exchange Offer, represents a 69% decline from its all-time high in the first quarter of 1997 and a 11% decline from its high in 1999. See "Price Range of Common Stock."

o The recent Share price reflects a discount of approximately 28% to the Company's book value per share of $11.13 as of December 31, 1999. See "Summary Selected Consolidated Financial Data."

o The Company's recent and historical financial results, including the Company's increase in revenues ($467,275,000 million compared to $332,553,000 million) and diluted earnings per share from continuing operations ($0.57 compared to $0.19) for the twelve month period ended December 31, 1999 as compared to the twelve month period ended December 31, 1998. See "Summary Selected Consolidated Financial Data."

         The principal purpose of the Exchange Offer is to reduce the number of Shares of Common Stock outstanding by offering to purchase Shares in the Exchange Offer, thereby offering the potential for increased earnings per share in the future. However, see "Risk Factors - No Assurance of Increased Earnings Per Share" and "Certain Pro Forma Financial Information." In addition, see "Business - Recent Developments - Status of FMAC Transaction" for a description of the relation of the exchange offer to the possible issuance of additional shares of common stock to First Merchants Acceptance Corporation. The Company believes that if it is able to increase earnings per share, this development could have a positive influence on the price of its Common Stock. The increased indebtedness resulting from the Exchange Offer, however, will significantly increase the Company's debt service requirements and could negatively affect earnings per share. See "Risk Factors -- Increased Leverage and Debt Service Obligations" and "-- No Assurance of Increased Earnings Per Share."

         Holders of Shares of Common Stock electing to participate in the Exchange Offer will realize the following benefits.

o In exchange for Shares, tendering stockholders will receive a debt security with a principal amount approximately 38% greater than the market price of the Shares as of February 14, 2000.

o The Debentures will bear interest at 11% per annum, payable each April 15 and October 15 until the Debentures are paid in full.

o The Debentures, although subordinated in right of payment to all other existing and future senior indebtedness of the Company, represent a claim on the Company's assets senior to any claim of the holders of the Company's Common Stock.

         Notwithstanding the benefits to tendering stockholders summarized above, holders of Shares contemplating the Exchange Offer should take into account the following considerations.

o Tendering stockholders receiving Debentures will relinquish the right to share in any capital appreciation of the Company's Common Stock.

o Unlike the Shares, even if the Debentures can be listed on AMEX, it is highly unlikely that trading in the Debentures will be as liquid as trading in the Common Stock.

o Unlike holders of Common Stock, holders of the Debentures will have no rights to vote on matters submitted to the Company's stockholders.

o The Company has the right to prepay the Debentures at any time without penalty or premium by paying the unpaid principal amount and accrued interest on the Debentures.

o                 Tendering   stockholders   will  be  subject  to  certain  tax
                  consequences that may differ from those that would be realized if the Shares were sold for cash.

         Finally, holders of Shares contemplating the Exchange Offer should consider that the Company has not retained any financial advisor or investment banking firm to assist the Company in determining the price and terms of the Indentures or whether the consideration offered in the Exchange Offer is adequate to tendering stockholders. The Company also has not requested any report, opinion, or appraisal relating to the fairness of the consideration being offered pursuant to the Exchange Offer. For a discussion of risk factors which should be taken into account in considering the Exchange Offer, see "Risk Factors."

         If the Exchange Offer is completed, the Shares accepted for exchange will be held by the Company as treasury stock.

                                 CAPITALIZATION

The following table sets forth the capitalization of the Company at December 31, 1999 and pro forma to give effect to the exchange of Debentures assuming the minimum and maximum number of Shares were tendered, respectively, as if such exchanges had occurred on December 31, 1999 and were valued at $9.00 per share.

                                                                                              As Adjusted
                                                                                  -------------------------------------
                                                                                       Maximum            Minimum
                                                                                       No. of              No. of
                                                                                       Shares              Shares
                                                                    Actual            Exchanged          Exchanged
                                                               ------------------ ------------------  -----------------
Debt:                                                                       (In thousands and unaudited)
    Revolving Facility......................................     $       41,717     $       41,717     $        41,717
    Notes Payable...........................................            270,215            270,215             270,215
    Subordinated Notes Payable..............................             29,217             29,217              29,217
    11% Subordinated Debentures due 2010....................                 --             22,500               4,500
                                                               ----------------   ----------------    ----------------
          Total Debt........................................            341,149            363,649             345,649
                                                               ------------------ ------------------  -----------------

Stockholders' Equity:
    Common Stock; $.001 par value, 100,000 shares authorized,  14,890,000 issued and outstanding (Actual), 12,390,000 and 14,390,000 issued and
    outstanding, respectively (As Adjusted).................            152,971            130,271             148,271



Retained Earnings................................................        12,715     $       12,715     $        12,715
                                                                ----------------   ----------------    ----------------
Total Stockholders' Equity..................................            165,686            142,986             160,986
                                                               ------------------ ------------------  -----------------
Total Capitalization........................................     $      506,835     $      506,635     $       506,635
                                                               ================== ==================  =================

                  SUMMARY SELECTED CONSOLIDATED FINANCIAL DATA

The selected data presented below under the captions "Statement of Operations Data" and "Balance Sheet Data" for, and as of the end of, each of the years in the four-year period ended December 31, 1998 are derived from the consolidated financial statements of the Company, which consolidated financial statements have been audited by KPMG LLP, independent auditors. The selected data as of and for the year ended December 31, 1999 are derived from the unaudited condensed consolidated financial statements of the Company. The information presented below under the caption "Dealership Operating Data" is unaudited. In the opinion of management, such unaudited data reflect all adjustments, consisting only of normally recurring adjustments, necessary to fairly present the Company's financial position and results of operations for the periods presented. Certain reclassifications have been made to the prior year financial statements to conform to current year presentation.


                                                                     Year Ended December 31,
                                                                          (in thousands)
                                             -------------------------------------------------------------------------
                                                 1999           1998           1997           1996           1995
                                             -------------------------------------------------------------------------
Statement of Operations Data:
Sales of Used Cars........................   $   389,908      $ 287,618      $ 123,814       $ 53,768       $ 47,824
Less:
Cost of Used Cars Sold....................       219,071        167,014         72,358         31,879         29,733
Provision for Credit Losses...............       102,955         65,318         22,354          9,657          8,359
                                             -------------------------------------------------------------------------
                                                  67,882         55,286         29,102         12,232          9,732
                                             -------------------------------------------------------------------------
Net Interest Income.......................        51,172         14,404         12,384          8,597          8,227
Gain on Sale of Loans.....................            --         12,093          6,721          3,925             --
Servicing and Other Income................         8,793         16,335         12,325          2,537            308
                                             -------------------------------------------------------------------------
                                             -------------------------------------------------------------------------
                                                  59,965         42,832         31,430         15,059          8,535
                                             -------------------------------------------------------------------------
Income before Operating Expenses..........       127,847         98,118         60,532         27,291         18,267
Operating Expenses:
Selling and Marketing.....................        23,752         20,285         10,538          3,585          3,856
General and Administrative................        82,236         66,977         39,413         12,221         11,677
Depreciation and Amortization.............         6,948          4,912          3,148          1,382          1,225
                                             -------------------------------------------------------------------------
                                             -------------------------------------------------------------------------
                                                 112,936         92,174         53,099         17,188         16,758
                                             -------------------------------------------------------------------------
Income before Interest Expense............        14,911          5,944          7,433         10,103          1,509
Interest Expense..........................           224            138            531          2,429          5,328
                                             -------------------------------------------------------------------------
Earnings (Loss) before Income Taxes               14,687          5,806          6,902          7,674         (3,819)
Income Taxes (Benefit)....................         6,000          2,351          2,820            694             --
                                             -----------    -----------    -----------    -----------    -----------
Earnings (Loss) from Continuing Operations
                                                   8,687          3,455          4,082          6,980         (3,819)
Discontinued Operations:
Earnings (Loss) from Discontinued
    Operations, net of income taxes.......           580         (9,158)         5,363         (1,114)          (153)
                                             -------------------------------------------------------------------------
Net Earnings (Loss).......................     $   9,267      $  (5,703)    $    9,445      $   5,866     $   (3,972)
                                             =========================================================================


                                                                  Year Ended December 31,
                                             ------------------------------------------------------------------
                                             ------------  -----------  ------------  -----------  ------------
                                                1999          1998         1997          1996         1995
                                             ------------  -----------  ------------  -----------  ------------

Earnings (Loss) per Common Share from
    Continuing Operations:
Basic.....................................     $   0.58    $     0.19    $    0.23     $    0.89   $    (0.69)
                                             ============  ===========  ============  ===========  ============
Diluted...................................     $   0.57    $     0.19    $    0.22     $    0.84    $   (0.69)
                                             ============  ===========  ============  ===========  ============
Net Earnings (Loss) per Common Share:
Basic.....................................     $   0.61    $    (0.32)   $    0.53     $    0.74    $   (0.72)
                                             ============  ===========  ============  ===========  ============
Diluted...................................     $   0.62    $    (0.31)   $    0.52     $    0.71   $    (0.72)
                                             ============  ===========  ============  ===========  ============
Shares Used in Computation - Continuing
    Operations
Basic Shares..............................      15,093         18,082       17,832         7,887    5,522
                                             ============  ===========  ============  ===========  ============
Diluted Shares............................      15,329         18,405       18,234         8,298    5,522
                                             ============  ===========  ============  ===========  ============
Shares Used in Computation - Net
    Earnings (Loss)
                                             ============  ===========  ============  ===========  ============
Basic Shares..............................      15,093         18,082       17,832         7,887       5,522
                                             ============  ===========  ============  ===========  ============
Diluted Shares............................      15,329         18,045       18,234         8,298       5,522
                                             ============  ===========  ============  ===========  ============
Earnings to Fixed Charges(1)..............        3.19          2.22          3.91          2.62         (2)
                                             ============  ===========  ============  ===========  ============

Balance Sheet Data:
Cash and Cash Equivalents.................   $   3,683     $    2,544   $    3,537    $   18,455   $   1,419
Finance Receivables, Net..................     365,586        126,168       60,778        14,186      27,732
 Total Assets.............................     537,950        338,306      275,633       117,629      60,712
Subordinated Notes Payable................      29,217         38,741       12,000        14,000      14,553
 Total Debt...............................     341,149        156,636       77,171        26,904      49,754
Preferred Stock...........................          --             --           --            --      10,000
Common Stock..............................     152,971        159,318      172,622        82,612         127
 Total Stockholders' Equity...............     165,686        162,767      181,774        82,319       4,884
Principal Balances Serviced
Dealership Sales..........................     358,818         93,936       55,965         7,068      34,226
Securitized with Servicing Retained.......      61,484        198,747      238,025        51,662          --
Discontinued Operations...................      25,725         73,770       29,965        49,772      13,805
Servicing on Behalf of Others.............      12,983         47,947      127,322            --          --
                                             ------------  -----------  ------------  -----------  ------------
Total Serviced Portfolios.................   $ 459,010     $  414,400   $  451,277     $ 108,502    $ 48,031
                                             ============  ===========  ============  ===========  ============

Dealership Operating Data (unaudited):
Average Sales Price per Car...............       8,454          7,997        7,443         7,107       6,478
Number of Used Cars Sold..................      46,120         35,964       16,636         7,565       7,383
Company Dealerships.......................          72             56           41             8           8
Number of Contracts Originated............      45,756         35,560       29,251         6,929       6,129
Principal Balances Originated (dollars
    in thousands).........................     382,335        277,226      172,230        48,996      36,568
Retained Portfolio:
Number of Contracts Outstanding...........      53,081         12,415        7,993         1,045       8,049
Allowance as % of Outstanding Principal...       21.0%         26.4%        18.5%         23.0%        21.9%
Average Yield on Contracts................       26.0%         25.8%        26.7%         29.2%        28.0%
Delinquencies - Retained Portfolio:
Principal Balances 31 to 60 Days..........        5.0%          2.3%         2.2%          2.3%         4.2%
Principal Balances over 60 days...........        4.9%          0.5%         0.6%          0.6%         1.1%

(1) Ratio of Earnings to Fixed Charges for September 30, 1999 was 3.04.


(2)  Earnings  did not cover  Fixed  Charges  by $3.9  million in the year ended December 31, 1995.

                     CERTAIN PRO FORMA FINANCIAL INFORMATION

The table set forth below shows the pro forma effects the Exchange Offer would have had on the adjusted financial condition and results of operations of the Company for the years ended December 31, 1999 and December 31, 1998, and the nine months ended September 30, 1999, assuming the maximum and minimum number of Shares had been exchanged on the first day of the respective periods and are valued at $9.00 per share. Certain reclassifications have been made to the prior year financial statements to conform to current year presentation.


                                              Year Ended December 31, 1999           Nine Months Ended September 30, 1999
                                        -----------------------------------------  -----------------------------------------
                                                      ---------------------------                ---------------------------
                                                              Pro Forma                                  Pro Forma
                                                      ---------------------------                ---------------------------
                                                        Maximum        Minimum                     Maximum        Minimum
                                                         No. of        No. of                       No. of        No. of
                                                         Shares        Shares                       Shares        Shares
                                                       Exchanged      Exchanged       Actual      Exchanged      Exchanged
                                        ------------- -------------  ------------  ------------- -------------  ------------
Sales of Used Cars                      $   389,908   $   389,908    $   389,908   $   307,633   $   307,633    $ 307,633
Less:
    Cost of Used Cars Sold                  219,071       219,071        219,071       173,429       173,429        173,429
    Provision for Credit Losses             102,955       102,955        102,955        81,113        81,113         81,113
                                        ------------- -------------  ------------  ------------- -------------  ------------
                                             67,882        67,882         67,882        53,091        53,091         53,091
                                        ------------- -------------  ------------  ------------- -------------  ------------
Interest Income                              51,172        51,172         51,172        34,914        34,914         34,914
Gain on Sale of Loans                           --             --             --            --            --             --
Servicing and Other Income                    8,793         8,793          8,793         7,290         7,290          7,290
                                        ------------- -------------  ------------  ------------- -------------  ------------
Other Income                                 59,965        59,965         59,965        42,204        42,204         42,204
                                        ------------- -------------  ------------  ------------- -------------  ------------
Income before Operating Expenses            127,847       127,847        127,847        95,295        95,295         95,295
Operating Expenses
Selling and Marketing                        23,752        23,752         23,752        18,577        18,577         18,577
General and Administrative                   82,236        82,236         82,236        61,413        61,413         61,413
Depreciation and Amortization                 6,948         6,948          6,948         5,037         5,037          5,037
                                        ------------- -------------  ------------  ------------- -------------  ------------
                                            112,936       112,936        112,936        85,027        85,027         85,027
                                        ------------- -------------  ------------  ------------- -------------  ------------
Operating Income                             14,911        14,911         14,911        10,268        10,268         10,268
Interest Expense                                224         3,672            914            --         2,586            518
                                        ------------- -------------  ------------  ------------- -------------  ------------
Earnings (Loss) before Income Taxes          14,687        11,239         13,997        10,268         7,682          9,750
Income Taxes (Benefit)                        6,000         4,586          5,717         4,200         3,140          3,988
                                        ------------- -------------  ------------  ------------- -------------  ------------
Earnings (Loss) from Continuing
    Operations                            $   8,687    $    6,653      $   8,280    $    6,068     $   4,542      $   5,762
                                        ============= =============  ============  ============= =============  ============

Earnings (Loss) per Common Share from
    Continuing Operations:

Basic                                   $     0.58     $    0.53       $   0.57     $    0.40      $   0.36       $   0.39
                                        ============= =============  ============  ============= =============  ============
Diluted                                 $     0.57     $    0.52       $   0.56     $    0.39      $   0.35       $   0.39
                                        ============= =============  ============  ============= =============  ============

Shares Used in Computation -
    Continuing Operations:

Basic Shares                                 15,093        12,593         14,593        15,161        12,661         14,661
                                        ============= =============  ============  ============= =============  ============
Diluted Shares                               15,329        12,829         14,829        15,384        12,884         14,884
                                        ============= =============  ============  ============= =============  ============


                                     25




                                              Year Ended December 31, 1998
                                        -----------------------------------------
                                                      ---------------------------
                                                              Pro Forma
                                                      ---------------------------
                                                        Maximum       Minimum
                                                         No. of        No. of
                                                         Shares        Shares
                                           Actual      Exchanged     Exchanged
                                        ------------- ------------- -------------
Sales of Used Cars                      $   287,618   $  287,618    $  287,618
Less:
    Cost of Used Cars Sold                  167,014      167,014       167,014
    Provision for Credit Losses              65,318       65,318        65,318
                                        ------------- ------------- -------------
                                             55,286       55,286        55,286
                                        ------------- ------------- -------------
Interest Income                              14,404       14,404        14,404
Gain on Sale of Loans                        12,093       12,093        12,093
Servicing and Other Income                   16,335       16,335        16,335
                                        ------------- ------------- -------------
Other Income                                 42,832       42,832        42,832
                                        ------------- ------------- -------------
Income before Operating Expenses             98,118       98,118        98,118
Operating Expenses
Selling and Marketing                        20,285       20,285        20,285
General and Administrative                   66,977       66,977        66,977
Depreciation and Amortization                 4,912        4,912         4,912
                                        ------------- ------------- -------------
                                             92,174       92,174        92,174
                                        ------------- ------------- -------------
Operating Income                              5,944        5,944         5,944
Interest Expense                                138        3,586           828
                                        ------------- ------------- -------------
Earnings (Loss) before Income Taxes           5,806        2,358         5,116
Income Taxes (Benefit)                        2,351          937         2,068
                                        ------------- ------------- -------------
Earnings (Loss) from Continuing
    Operations                            $   3,455     $  1,421      $  3,048
                                        ============= ============= =============

Earnings (Loss) per Common Share from
    Continuing Operations:

Basic                                     $   0.19      $   0.09      $   0.17
                                        ============= ============= =============
Diluted                                   $   0.19      $   0.09      $   0.17
                                        ============= ============= =============

Shares Used in Computation -
    Continuing Operations:

Basic Shares                                 18,082       15,582        17,582
                                        ============= ============= =============
Diluted Shares                               18,405       15,905        17,905
                                        ============= ============= =============




                                      25A


                                              Year Ended December 31, 1999           Nine Months Ended September 30, 1999
                                        -----------------------------------------  -----------------------------------------
                                                      ---------------------------                ---------------------------
                                                              Pro Forma                                  Pro Forma
                                                      ---------------------------                ---------------------------
                                                        Maximum        Minimum                     Maximum        Minimum
                                                         No. of        No. of                       No. of        No. of
                                                         Shares        Shares                       Shares        Shares
                                                       Exchanged      Exchanged       Actual      Exchanged      Exchanged
                                        ------------- -------------  ------------  ------------- -------------  ------------
Balance Sheet Data:
Cash and Cash Equivalents............   $     3,683         3,683          3,683         2,293         2,293          2,293
Finance Receivables, Net.............       365,586       365,586        365,586       260,026       260,026        260,026
    Total Assets.....................       537,950       537,950        537,950       518,765       518,765        518,765
Subordinated Notes Payable...........        29,217        51,717         33,717        37,077        59,577         41,577
    Total Debt.......................       341,149       363,649        345,649       317,440       339,940        321,940
Preferred Stock......................            --            --             --            --            --             --
Common Stock.........................       152,971       130,271        148,271       152,955       130,255        148,255
    Total Stockholders' Equity.......       165,686       142,986        160,986       162,477       139,777        157,777
Common Shares Outstanding............        14,890        12,390         14,390        15,834        13,334         15,334
Book Value per share.................         11.13         11.54          11.19         10.26         10.48          10.29


                                              Year Ended December 31, 1999           Nine Months Ended September 30, 1999
                                         ----------------------------------------   ----------------------------------------
                                              Maximum              Minimum               Maximum              Minimum
                                               No. of               No. of                No. of               No. of
                                               Shares               Shares                Shares               Shares
                                             Exchanged            Exchanged             Exchanged            Exchanged
                                         -------------------  -------------------   -------------------  -------------------

Par Value of Debentures Issued........      $    27,500           $    5,500            $   27,500          $     5,500
                                         ===================  ===================   ===================  ===================
Interest Incurred During the period
    at 11%............................      $     3,025           $      605            $    2,269          $       454
                                         -------------------  -------------------   -------------------  -------------------
Amortization of the Discount of
    $5,000,000 and $1,000,000 for
    the Maximum and Minimum Shares
    Exchanged, Respectively...........              423                   85                   317                   64
                                         -------------------  -------------------   -------------------  -------------------
Interest Expense Adjustment...........      $     3,448           $      690            $    2,586          $       518
                                         ===================  ===================   ===================  ===================


                                              Year Ended December 31, 1999           Nine Months Ended September 30, 1999
                                         ----------------------------------------   ----------------------------------------
                                              Maximum              Minimum               Maximum              Minimum
                                               No. of               No. of                No. of               No. of
                                               Shares               Shares                Shares               Shares
                                             Exchanged            Exchanged             Exchanged            Exchanged
                                         -------------------  -------------------   -------------------  -------------------

Par Value of Subordinated Debentures..      $      27,500         $      5,500          $     27,500        $      5,500
Less: Discount........................              5,000                1,000                 5,000               1,000
                                         -------------------  -------------------   -------------------  -------------------
Carrying Value of Subordinated Notes
    Payable...........................             22,500                4,500                22,500               4,500
Estimated Stock Acquisition Costs.....                200                  200                   200                 200
                                         -------------------  -------------------   -------------------  -------------------
Common Stock Acquired.................      $      22,700         $      4,700          $     22,700        $      4,700
                                         ===================  ===================   ===================  ===================


                                       26

                                            Year Ended December 31, 1998
                                      -----------------------------------------
                                                    ---------------------------
                                                            Pro Forma
                                                    ---------------------------
                                                      Maximum       Minimum
                                                       No. of        No. of
                                                       Shares        Shares
                                         Actual      Exchanged     Exchanged
                                      ------------- ------------- -------------
Balance Sheet Data:
Cash and Cash Equivalents............       2,544        2,544         2,544
Finance Receivables, Net.............     127,733      127,733       127,733
    Total Assets.....................     338,306      338,306       338,306
Subordinated Notes Payable...........      38,741       61,241        43,241
    Total Debt.......................     156,636      179,136       161,136
Preferred Stock......................          --           --            --
Common Stock.........................     159,318      136,618       154,618
    Total Stockholders' Equity.......     162,767      140,067       158,067
Common Shares Outstanding............      15,845       13,345        15,345
Book Value per share.................       10.27         10.50         10.30


                                            Year Ended December 31, 1998
                                       ----------------------------------------
                                            Maximum              Minimum
                                             No. of               No. of
                                             Shares               Shares
                                           Exchanged            Exchanged
                                       -------------------  -------------------

Par Value of Debentures Issued........    $    27,500          $     5,500
                                       ===================  ===================
Interest Incurred During the period
    at 11%............................    $     3,025          $       605
                                       -------------------  -------------------
Amortization of the Discount of
    $5,000,000 and $1,000,000 for
    the Maximum and Minimum Shares
    Exchanged, Respectively...........            423                   85
                                       -------------------  -------------------
Interest Expense Adjustment...........    $     3,448          $       690
                                       ===================  ===================


                                            Year Ended December 31, 1998
                                       ----------------------------------------
                                            Maximum              Minimum
                                             No. of               No. of
                                             Shares               Shares
                                           Exchanged            Exchanged
                                       -------------------  -------------------

Par Value of Subordinated Debentures..    $     27,500         $       5,500
Less: Discount........................           5,000                 1,000
                                       -------------------  -------------------
Carrying Value of Subordinated Notes
    Payable...........................          22,500                 4,500
Estimated Stock Acquisition Costs.....             200                   200
                                       -------------------  -------------------
Common Stock Acquired.................    $     22,700         $       4,700
                                       ===================  ===================


                                      26A

                                       34
                           PRICE RANGE OF COMMON STOCK

         The Company's Common Stock trades on the Nasdaq Stock Market under the symbol "UGLY." The Company's initial public offering was effected on June 17, 1996 at a price of $6.75 per share. The high and low closing sales prices of the Common Stock as reported by Nasdaq since that date are reported below.

                                                                                             Market Price
                                                                                            High              Low
Fiscal Year 1996:
Second Quarter (from June 18, 1996)                                                        $10.00           $ 8.50
Third Quarter                                                                              $15.50           $ 8.13
Fourth Quarter                                                                             $21.63           $13.00
Fiscal Year 1997:
First Quarter                                                                              $25.75           $16.25
Second Quarter                                                                             $18.06           $13.13
Third Quarter                                                                              $17.00           $12.50
Fourth Quarter                                                                             $16.75           $ 7.69
Fiscal Year 1998:
First Quarter                                                                              $10.88           $ 6.31
Second Quarter                                                                             $12.70           $ 8.00
Third Quarter                                                                              $ 9.13           $ 4.63
Fourth Quarter                                                                             $ 6.00           $ 4.25
Fiscal Year 1999:
First Quarter                                                                              $ 6.50           $ 4.25
Second Quarter                                                                             $ 7.69           $ 5.13
Third Quarter                                                                              $ 9.00           $ 6.88
Fourth Quarter                                                                             $ 8.88           $ 6.81

         On February 14, 2000, there were approximately 77 holders of record of the Company's Common Stock.

         Ugly Duckling's capital stock consists of 100,000,000 shares of Common Stock, of which approximately 14,906,152 shares were outstanding as of February 14, 2000 and 10,000,000 shares of Preferred Stock, none of which were issued and outstanding as of February 14, 2000.

                                    DIVIDENDS

         Cash dividends have never been paid on Ugly Duckling's Common Stock. The Company presently intends to retain earnings and does not anticipate that cash dividends will be paid on its Common Stock in the foreseeable future. Under the terms of the Revolving Facility with GE Capital, the Company may not declare or pay dividends in excess of 15% of each year's net earnings available for distribution.

                                    BUSINESS

General

         The Company operates a chain of buy here-pay here used car dealerships and underwrites, finances and services retail installment contracts generated from the sale of used cars by its Company dealerships. The Company targets its products and services to the sub-prime segment of the automobile financing industry, which focuses on selling and financing the sale of used cars to persons who have limited credit histories, low incomes, or past credit problems.

         Dealership Operations and Related Securitization Program. As of the date of this Offering Circular, the Company was operating 74 used car dealerships ("Company Dealerships") located in 11 metropolitan areas and 8 states. The Company distinguishes its Company Dealership operations from those of typical buy here -- pay here dealers through its network of multiple locations, upgraded facilities, large inventories of used cars, regional centralized purchasing, value-added marketing programs, and dedication to customer service. Company Dealerships are typically located in high visibility, high traffic commercial areas, and generally are newer and cleaner in appearance than other buy here -- pay here dealers, helping promote the Company's image as a friendly and reputable business. For the 12 months ended December 31, 1999, the Company generated revenues from its continuing dealership operations of $467.3 million and net earnings of $8.7 million, compared to $332.6 million in revenues and $3.5 million in net earnings, respectively, for the 12 months ended December 31, 1998.

         The address and telephone  number of our principal  executive office is
2525  East  Camelback  Road,  Suite  500,  Phoenix,   Arizona  85016,  telephone
1-800-THE-DUCK.

Recent Developments

         Sale of Cygnet Dealer. The Company's Cygnet Dealer program provided qualified used car dealers with warehouse purchase facilities and revolving lines of credit primarily secured by the dealers finance receivable portfolios. In December, 1999, the Company sold Cygnet Dealer to an entity controlled by Ernest C. Garcia II, the Company's Chairman and principal shareholder, for approximately $38 million, the estimated book value of Cygnet Dealer plus the value of certain receivables for advances to Cygnet Dealer. The purchase price of Cygnet Dealer was paid through assumption by the buyer of approximately $8 million of outstanding debt the Company owed to Verde Investments, Inc., an affiliate of Mr. Garcia; a $12 million, 10-year promissory note from the buyer bearing interest at 9.0% per year that is guaranteed by Verde and Cygnet Dealer and secured by a pledge of the stock of Cygnet Dealer, and the remainder in cash. The note is subordinate to the initial financing obtained by Cygnet Dealer. The Company also received warrants to acquire up to 50% of the buyer for $1 beginning two years after close until five years after the note is paid in full. The warrants would be forfeited in the event that the note is repaid within one year. The percentage of Cygnet Dealer purchasable will be reduced to 25% if the note is reduced to $4 million within two years, and to 10% if the note is paid in full within two years.

         Discontinued Operations. In 1994, the Company acquired Champion Financial Services, Inc., an independent automobile finance company. In April 1995, the Company began to expand Champion's branch office network and, by December 31, 1997, the Company operated 83 branch offices across the country. In February 1998, the Company announced its intention to close the branch office network and exit this line of business in the first quarter of 1998. The Company recorded a pre-tax charge to discontinued operations totaling approximately $9.1 million (approximately $5.6 million net of income taxes) during the first quarter of 1998. In addition, a $6.0 million charge (approximately $3.6 million net of income taxes) was taken during the third quarter of 1998 and a $2.5 million charge (approximately $1.5 million net of income taxes) was taken during the fourth quarter of 1999, due primarily to higher than anticipated loan losses and servicing expenses. The branch office closure was substantially complete by the end of the first quarter of 1998.

         Effective December 31, 1999, the Company adopted a formal plan to abandon any effort for its third party dealer operations to acquire loans or servicing rights to additional portfolios. Accordingly, our Cygnet Servicing and the associated Cygnet Corporate segment also are reported as components of discontinued operations. The Company plans to complete servicing the portfolios that it currently services. For 1999, the Cygnet Servicing and Cygnet Corporate segments incurred net earnings of $1.4 million and $2.3 million for the fourth quarter and year ended December 1999, respectively. No loss has been recorded on the disposal of this segment as the Company anticipates that over the run-off period, expected to be approximately 30 months, it will ultimately realize a net gain.

         Status of FMAC Transaction. The Company has entered into several transactions in the bankruptcy proceedings of First Merchants Acceptance Corporation. The Company has the right to 17 1/2% of the recoveries on First Merchants' residual interests in certain securitized loan pools and other contracts after First Merchants pays off certain prior debt and other amounts. In addition, if the Company meets certain conditions (including a minimum stock price of 8.00 per share), the Company has the right to issue its common stock at a small discount to the market price to First Merchants or its unsecured creditors or equity holders in exchange for a portion of First Merchants' 82 1/2% share of collections on the residual interests. The Company is considering exercising this right sometime after April of this year. The Company estimates having to issue approximately $30 million of its common stock to do so. The exchange offer complements this exercise by reducing the number of outstanding Shares of its common stock making it more likely the Company's stock price will rise and allowing it to meet the stock price condition to the exercise. In addition, an increase in stock price will allow the Company to issue a lower number of shares in the First Merchants transaction. The exchange offer also has the potential of reducing the dilutive effect on the Company's earnings per share of the exercise.

                          DESCRIPTION OF THE DEBENTURES

         The Debentures will be issued under an Indenture, as supplemented and amended by the First Supplemental Indenture thereto and the Second Supplemental Indenture thereto (collectively, the "Indenture"), by and between the Company and Harris Trust and Savings Bank, as Trustee (the "Trustee"). The following summary of certain provisions of the Indenture does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the Trust Indenture Act, and to all of the provisions of the Indenture, including the definitions of certain terms therein and those terms made a part of the Indenture by reference to the Trust Indenture Act as in effect on the date of the Indenture. A copy of the Indenture will be filed with the Commission as an exhibit to the Form T-3 filed in connection with the qualification of the Indenture under the Trust Indenture Act.

         The Indenture allows the issuance of debt securities of the Company ("Debt Securities"), in one or more series, in an aggregate principal amount up to $100,000,000. The Second Supplemental Indenture establishes the Debentures as a series of Debt Securities under the Indenture.

Principal, Maturity and Interest

         The Debentures are limited in aggregate principal amount to $27,500,000, and will mature on April 15, 2007. Interest on the Debentures will accrue from the date of original issuance at the rate of 11% per annum and will be payable semiannually in cash on each April 15 and October 15 (each, an "Interest Payment Date"), commencing on April 15, 2000, to the registered holders of the Debentures ("Holders") at the close of business on the April 1 and October 1 immediately preceding the applicable Interest Payment Date. Interest is payable on the Debentures from the most recent date to which interest has been paid or, if no interest has been paid, from and including the date of issuance.

         The Debentures will be unsecured obligations of the Company and will not be entitled to the benefit of any mandatory sinking fund.

Payment and Paying Agents

         Payment of interest on a Debenture on any Interest Payment Date will be made to the Person in whose name such Debenture (or one or more Predecessor
Debentures) is registered at the close of business on the Regular Record Date for such interest. (Section 307).

         Principal of and interest on the Debentures will be payable at the office of such Paying Agent or Paying Agents as the Company may designate for such purpose from time to time, except that at the option of the Company payment of any interest may be made by check mailed to the address of the Person entitled thereto as such address appears in the Security Register. (Section
307). The corporate trust office of the Trustee in Chicago, Illinois will be designated as the Company's Paying Agent for payments with respect to the Debentures. The Company may at any time designate additional Paying Agents or rescind the designation of any Paying Agent or approve a change in the office through which any Paying Agent acts, except that the Company will be required to maintain a Paying Agent in each Place of Payment for the Debentures. (Section
1002).

         All moneys paid by the Company to a Paying Agent for the payment of the principal of or any premium or interest on any Debentures which remain unclaimed at the end of two years after such principal, premium, or interest has become due and payable will be repaid to the Company, subject to certain publication requirements, and the Holder of such Debentures thereafter may look only to the Company for payment thereof (Section 1003).

Form, Exchange, and Transfer

         The Debentures will be issuable only in fully registered form without coupons and in denominations of $1.00 and any integral multiple thereof. (Section 302).

         At the option of the Holder, subject to the terms of the Indenture, Debentures will be exchangeable for other Debentures, of any authorized denomination and of like tenor and aggregate principal amount. (Section 305). Subject to the terms of the Indenture, Debentures may be presented for exchange as provided above or for registration of transfer (duly endorsed or with the form of transfer endorsed thereon duly executed) at the office of any transfer agent designated by the Company for such purpose. No service charge will be made for any registration of transfer or exchange of Debentures, but, with certain limited exceptions, the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith. The Company has appointed the Trustee as Security Registrar and transfer agent for the Debentures. (Section 305). The Company may at any time designate additional transfer agents or rescind the designation of any transfer agent or approve a change in the office through which any transfer agent acts, except that the Company will be required to maintain a transfer agent in each Place of Payment for the Debentures. (Section 1002).

         If the Debentures are to be redeemed, the Company will not be required to (i) issue, register the transfer of, or exchange any Debentures during a period beginning at the opening of business 15 days before the day of mailing of a notice of redemption of any such Debentures that may be selected for redemption and ending at the close of business on the day of such mailing or
(ii) register the transfer of or exchange any Debenture so selected for redemption, in whole or in part, except the unredeemed portion of any such Debenture being redeemed in part. (Section 305).

Redemption

         The Debentures will be redeemable, at the Company's option, in whole at any time or in part from time to time, upon not less than 30 nor more than 60 days' notice, at the principal amount to be redeemed, plus, in each case, accrued and unpaid interest thereon, if any, to the date of redemption.

Selection and Notice of Redemption

         In the event that less than all of the Debentures are to be redeemed at any time, selection of such Debentures for redemption will be made by the Trustee, on a pro rata basis, by lot or by such method as the Trustee shall deem fair and appropriate. Notice of redemption shall be mailed by first-class mail at least 30 but not more than 60 days before the redemption date to each Holder of Debentures to be redeemed at its registered address. If any Debenture is to be redeemed in part only, the notice of redemption that relates to such Debenture shall state the portion of the principal amount thereof to be redeemed. A new Debenture in a principal amount equal to the unredeemed portion thereof will be issued in the name of the Holder thereof upon cancellation of the original Debenture. On and after the redemption date, interest will cease to accrue on Debentures or portions thereof called for redemption as long as the Company has deposited with the Paying Agent funds in satisfaction of the applicable redemption price pursuant to the Indenture. Each notice of redemption may include a statement that such redemption shall be conditional upon the receipt by the Trustee on or prior to the Redemption Date of amounts sufficient to pay principal of, and interest on, the Debentures to be redeemed, and that if such amounts shall not have been so received, said notice shall be of no force and effect, the Debentures to be redeemed will not become due and payable on the Redemption Date, and the Company shall not be required to redeem such Debentures on such date. If such a Conditional Notice is given, failure by the Company to deposit money necessary to effect the redemption on or prior to the Redemption Date will not result in a default under the Indenture.

Subordination

         The payment of all obligations on the Debentures is subordinated in right of payment to the prior payment in full of all obligations on Senior Indebtedness. Upon any payment or distribution of assets of the Company of any kind or character, whether in cash, property or securities, to creditors upon any liquidation, dissolution, winding up, assignment for the benefit of creditors or marshaling of assets of the Company or in a bankruptcy, reorganization, insolvency, receivership or other similar proceeding relating to the Company or its property, whether voluntary or involuntary, all Obligations (as hereafter defined) due or to become due upon all Senior Indebtedness shall first be paid in full, or such payment duly provided for to the satisfaction of the holders of Senior Indebtedness, before any payment or distribution of any kind or character is made on account of any Obligations on the Debentures, or for the acquisition of any of the Debentures for cash or property or otherwise. If any default occurs and is continuing in the payment when due, whether at maturity, upon any redemption, by acceleration or otherwise, of any principal of, or premium or interest on any Senior Indebtedness, no payment of any kind or character shall be made by or on behalf of the Company or any other Person on its behalf with respect to any Obligations on the Debentures or to acquire any of the Debentures for cash or property or otherwise.

         In addition, if any other event of default occurs and is continuing with respect to any Senior Indebtedness, other than the Designated Senior Indebtedness (as hereafter defined), as such event of default is defined in the instrument creating or evidencing such Senior Indebtedness, permitting the holders of such Senior Indebtedness then outstanding to immediately accelerate the maturity thereof and if a representative for such issue of Senior Indebtedness gives written notice of the event of default to the Trustee (a "Default Notice"), then, unless and until all events of default with respect to such Senior Indebtedness have been cured or waived in writing or have ceased to exist or the Trustee receives notice from such representative for the respective issue of Senior Indebtedness terminating the Blockage Period (as defined below), during the 179 days after the delivery of such Default Notice (the "Blockage Period"), neither the Company nor any other Person on its behalf shall (x) make any payment of any kind or character with respect to any Obligations on the Debentures or (y) acquire any of the Debentures for cash or property or otherwise. Notwithstanding the above, in no event will a Blockage Period extend beyond 179 days from the date the payment on the Debentures was due and only one such Blockage Period may be commenced within any 365 consecutive days irrespective of the number of defaults with respect to Senior Indebtedness during such period. In no event may the total number of days during which any Blockage Period is or Blockage Periods are in effect exceed 179 days in the aggregate during any consecutive 365 day period. No event of default which existed or was continuing on the date of the commencement of any Blockage Period with respect to the Senior Indebtedness shall be, or be made, the basis for commencement of a second Blockage Period by a representative of such Senior Indebtedness unless such event of default shall have been cured or waived for a period of not less than 90 consecutive days. However, any subsequent action, or any breach of any financial covenants for a period commencing after the date of commencement of such Blockage Period that, in either case, would give rise to an event of default pursuant to any provisions under which an event of default previously existed or was continuing shall constitute a new event of default for this purpose.

         In addition, if any event of default (as defined in the instrument creating or evidencing any Designated Senior Indebtedness) occurs and is continuing with respect to any Designated Senior Indebtedness or an executive officer of the Company has actual knowledge of a default under any Designated Senior Indebtedness, which with notice or lapse of time or both would result in an event of default under such Designated Senior Indebtedness, then the Company shall give notice thereof to the Trustee and, regardless of the giving of such notice, no payment of any kind or character shall be made by or on behalf of the Company or any other Person on its behalf with respect to any Obligations on the Debentures or to acquire any of the Debentures for cash or property or otherwise for a period of 179 days from the date of each such event of default or the date that an executive officer obtains actual knowledge that there is such a default (a "Designated Senior Indebtedness Blockage Period"), unless and until all such events of defaults or defaults with respect to such Designated Senior Indebtedness have been cured or waived in writing pursuant to the Designated Senior Indebtedness or have ceased to exist or the Trustee receives notice from a representative for the applicable issue of Designated Senior Indebtedness terminating the Designated Senior Indebtedness Blockage Period. In the event any Debenture is declared due and payable before its expressed maturity under
Section 502 of the Indenture, (i) the Company will give prompt notice in writing of such happening to the holders of Designated Senior Indebtedness and (ii) no payment of any kind or character shall be made by or on behalf of the Company or any other Person on its behalf with respect to any obligations on the Debentures or to assume any of the Debentures for cash or property or otherwise without the consent of the Designated Senior Indebtedness.

         By reason of such subordination, in the event of the insolvency of the Company, creditors of the Company who are not holders of Senior Indebtedness, including the Holders of the Debentures, may recover less, ratably, than holders of Senior Indebtedness. See also "Risk Factors -- Subordination."

         For purposes of the subordination provisions of the Debentures, the following definitions apply:

         "Capitalized Lease Obligation" means, as to any Person, the obligations of such Person under a lease that are required to be classified and accounted for as capital lease obligations under GAAP and, for purposes of this definition, the amount of such obligations at any date shall be the capitalized amount of such obligations at such date, determined in accordance with GAAP.

         "Credit Agreement" means the Amended and Restated Motor Vehicle Installment Contract Loan and Security Agreement dated as of August 15, 1997 among the Company, General Electric Capital Corporation, and certain other parties, as such agreement may be amended, restated, modified, renewed, refunded, replaced or refinanced from time to time, including any notes, guarantees, security or pledge agreements, letters of credit and other documents or instruments executed pursuant thereto and any exhibits or schedules to any of the foregoing.

         "Designated Senior Indebtedness" means (i) all Indebtedness outstanding under the Credit Agreement and (ii) any other Senior Indebtedness designated by the Company as "Designated Senior Indebtedness" from time to time.

         "GAAP" means generally accepted accounting principles in the United States of America as in effect from time to time.

         "Indebtedness"  means with respect to any Person,  without duplication,
(i) all Obligations of such Person for borrowed money, (ii) all Obligations of such Person evidenced by bonds, debentures, notes or other similar instruments,
(iii) all Capitalized Lease Obligations of such Person, (iv) all obligations of such Person issued or assumed as the deferred purchase price of property, all conditional sale obligations and all Obligations under any title retention agreement (but excluding trade accounts payable and other similar accrued liabilities arising in the ordinary course of business and payable in accordance with customary terms), (v) all obligations for the reimbursement of any obligor on any letter of credit, banker's acceptance or similar credit transaction, (vi) guarantees and other contingent obligations in respect of Indebtedness referred to in clauses (i) through (v) above and clause (viii) below, (vii) all obligations of any other Person of the type referred to in clauses (i) through
(vi) which are secured by any lien on any property or asset of such Person, the amount of such obligation being deemed to be the lesser of the fair market value of such property or asset or the amount of the obligation so secured, and (viii) all obligations under currency agreements and interest swap agreements of such Person.

         "Obligations" means all obligations for principal, premium, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities payable under the documentation governing any Indebtedness.

         "Senior Indebtedness" means all Obligations on any Indebtedness of the Company, whether outstanding on the date of original issuance of the Debentures or thereafter created, incurred or assumed, unless, in the case of any particular Indebtedness, the instrument creating or evidencing the same or pursuant to which the same is outstanding expressly provides that such Indebtedness shall not be senior in right of payment to the Debentures. Notwithstanding the foregoing, "Senior Indebtedness" shall not include (i) any Indebtedness of the Company to a Subsidiary of the Company, (ii) Indebtedness to, or guaranteed on behalf of, any shareholder, director, officer or employee of the Company (including, without limitation, amounts owed for compensation),
(iii) any liability for federal, state, local or other taxes owed or owing by the Company, and (iv) Indebtedness which, when incurred and without respect to any election under Section 1111(b) of Title 11, United States Code, is without recourse to the Company.

         Except to the extent described below under "Certain Covenants," the Indenture does not limit the aggregate amount of Senior Indebtedness that the Company may issue. As of December 31, 1999, outstanding Senior Indebtedness of the Company was approximately $94 million and Designated Senior Indebtedness aggregated approximately $76 million.

         The subordination provisions apply only to Debentures that are Outstanding. Debentures will not be deemed to be Outstanding if, among other circumstances, money in the necessary amount has been deposited with the Trustee or any Paying Agent (other than the Company) in trust, or set aside and segregated in trust by the Company (if it acts as its own Paying Agent) for the redemption of such Debentures and notice of redemption has been given as required in the Indenture or provision therefor satisfactory to the Trustee has been made. In addition, upon the effectiveness of any Defeasance or Covenant Defeasance as described below under the heading "Defeasance and Covenant Defeasance," the Debentures then Outstanding shall cease to be subordinated under the Indenture.

Certain Covenants

         The Indenture will contain, among others, the following covenant provided for the Debentures:

       Minimum Equity. The Company will at all times maintain Consolidated Net Worth (defined above) of at least $100,000,000.

Events of Default

         Each of the following will constitute an Event of Default under the Indenture with respect to Debt Securities of any series: (a) failure to pay principal of or any premium on any Debt Securities of that series when due; (b) failure to pay any interest on any Debt Securities of that series when due, continued for 30 days; (c) failure to deposit any sinking fund payment, when due, in respect of any Debt Securities of that series; (d) failure to perform any other covenant of the Company in the Indenture (other than a covenant included in the Indenture solely for the benefit of a series other than that series), that continues for 90 days after written notice has been given by the Trustee, or the Holders of at least 25% in principal amount of the Outstanding Debt Securities of that series, as provided in the Indenture; (e) certain events in bankruptcy, insolvency, or reorganization, and (f) any other Event of Default specified for such series in the supplemental indenture or Board Resolution creating or governing such series. (Section 501). There are no additional Events of Default provided for the Debentures.

         If an Event of Default (other than an Event of Default described in clause (e) above) with respect to the Debt Securities of any series at the time Outstanding shall occur and be continuing, either the Trustee or the Holders of at least 25% in aggregate principal amount of the Outstanding Debt Securities of that series by notice as provided in the Indenture may declare the principal amount of the Debt Securities of that series (or, in the case of any Debt Security that is an Original Issue Discount Security or the principal amount of which is not then determinable, such portion of the principal amount of such Debt Security, or such other amount in lieu of such principal amount, as may be specified in the terms of such Debt Security) to be due and payable immediately. If an Event of Default described in clause (e) above with respect to the Debt Securities of any series at the time Outstanding shall occur, the principal amount of all the Debt Securities of that series (or, in the case of any such Original Issue Discount Security or other Debt Security, such specified amount) will automatically, and without any action by the Trustee or any Holder, become immediately due and payable. After any such acceleration, but before a judgment or decree based on acceleration, the Holders of a majority in aggregate principal amount of the Outstanding Debt Securities of that series may rescind and annul such acceleration if all Events of Default, other than the non-payment of accelerated principal (or other specified amount), have been cured or waived as provided in the Indenture and payment of all overdue interest and certain other payments are made by the Company. (Section 502). For information as to waiver of defaults, see "Modification and Waiver."

         Subject to the provisions of the Indenture relating to the duties of the Trustee, in case an Event of Default shall occur and be continuing, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request or direction of any of the Holders, unless such Holders shall have offered to the Trustee reasonable indemnity. (Section
603). Subject to such provisions for the indemnification of the Trustee and to certain other conditions, the Holders of a majority in principal amount of the Outstanding Debt Securities of any series will have the right to direct the time, method, and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee, with respect to the Debt Securities of that series. (Section 512).

         No Holder of a Debt Security of any series will have any right to institute any proceeding with respect to the Indenture, or for the appointment of a receiver or a trustee, or for any other remedy thereunder, unless (i) such Holder has previously given to the Trustee written notice of a continuing Event of Default with respect to the Debt Securities of that series, (ii) the Holders of at least 25% in aggregate principal amount of the Outstanding Debt Securities of that series have made written request, and such Holder or Holders have offered reasonable indemnity, to the Trustee to institute such proceeding as trustee, and (iii) the Trustee has failed to institute such proceeding, and has not received from the Holders of a majority in aggregate principal amount of the Outstanding Debt Securities of that series a direction inconsistent with such request, within 60 days after such notice, request, and offer. (Section 507). However, such limitations do not apply to a suit instituted by a Holder of a Debt Security for the enforcement of payment of the principal of or any premium or interest on such Debt Security on or after the applicable due date specified in such Debt Security. (Section 508).

         The Company will be required to furnish to the Trustee annually a statement by certain of its officers as to whether or not the Company, to their knowledge, is in default in the performance or observance of any of the terms, provisions, and conditions of the Indenture and, if so, specifying all such known defaults. (Section 1004).

         If a default occurs under the Indenture with respect to Debt Securities of any series, the Trustee shall give the Holders of Securities of such series notice of such default as required by the Trust Indenture Act, provided that in the case of a default described in clause (d) in the first paragraph under "Events of Default" herein, no such notice to Holders shall be given until at least 30 days after the occurrence of such default.

Modification and Waiver

         Modifications and amendments of the Indenture may be made by the Company and the Trustee at any time and from time to time without the consent of the Holders of any of the Debt Securities in certain limited cases. (Section
901). In addition, modifications and amendments of the Indenture may be made by the Company and the Trustee with the consent of the Holders of not less than a majority in aggregate principal amount of the Outstanding Debt Securities of each series affected by such modification or amendment; provided, however, that no such modification or amendment may, without the consent of the Holder of each Outstanding Debt Security affected thereby, (a) change the Stated Maturity of the principal of, or any installment of principal of or interest on, any Debt Security, (b) reduce the principal amount of, or any premium or interest on, any Debt Security, (c) reduce the amount of principal of an Original Issue Discount Security or any other Debt Security payable upon acceleration of the Maturity thereof, (d) change the place or currency of payment of principal of, or any premium or interest on, any Debt Security, (e) impair the right to institute suit for the enforcement of any payment on or with respect to any Debt Security,
(f) reduce the percentage in principal amount of Outstanding Debt Securities of any series, the consent of whose Holders is required for modification or amendment of the Indenture, reduce the percentage in principal amount of Outstanding Debt Securities of any series necessary for waiver of compliance with certain provisions of the Indenture or for waiver of certain defaults, or modify such provisions with respect to modification and waiver. (Section 902).

         The Holders of not less than a majority in aggregate principal amount of the Outstanding Debt Securities of any series may waive compliance by the Company with certain restrictive provisions of the Indenture. (Section 1008). The Holders of a majority in principal amount of the Outstanding Debt Securities of any series may waive any past default under the Indenture with respect to such series, except a default in the payment of principal, premium, or interest and certain covenants and provisions of the Indenture which cannot be amended without the consent of the Holder of each Outstanding Debt Security of such series affected. (Section 513).

         The Indenture provides that in determining whether the Holders of the requisite principal amount of the Outstanding Debt Securities have given or taken any request, demand, authorization, direction, notice, consent, waiver, or other action under the Indenture as of any date, (i) the principal amount of an Original Issue Discount Security that will be deemed to be Outstanding will be the amount of the principal thereof that would be due and payable as of such date upon acceleration of the Maturity thereof to such date, (ii) if, as of such date, the principal amount payable at the Stated Maturity of a Debt Security is not determinable (for example, because it is based on an index), the principal amount of such Debt Security deemed to be Outstanding as of such date will be an amount determined in the manner prescribed for such Debt Security, and (iii) the principal amount of a Debt Security denominated in one or more foreign currencies or currency units that will be deemed to be Outstanding will be the U.S. dollar equivalent, determined as of such date in the manner prescribed for such Debt Security, of the principal amount of such Debt Security (or, in the case of a Debt Security described in clause (i) or (ii) above, of the amount described in such clause). Certain Debt Securities, including those for whose payment or redemption money has been deposited or set aside in trust for the Holders and those that have been fully defeased pursuant to Section 1302 of the Indenture, will not be deemed to be Outstanding. (Section 101).

         Except in certain limited circumstances, the Company will be entitled to set any day as a record date for the purpose of determining the Holders of Outstanding Debt Securities of any series entitled to give or take any request, demand, authorization, direction, notice, consent, waiver, or other action under the Indenture, in the manner and subject to the limitations provided in the Indenture. In certain limited circumstances, the Trustee will be entitled to set a record date for action by Holders. If a record date is set for any action to be taken by Holders of a particular series, such action may be taken only by persons who are Holders of Outstanding Debt Securities of that series on the record date. To be effective, such action must be taken by Holders of the requisite principal amount of such Debt Securities within a specified period following the record date. For any particular record date, this period will be 180 days or such other shorter period as may be specified by the Company (or the Trustee, if it sets the record date), and may be shortened or lengthened (but not beyond 180 days) from time to time. (Section 104).

Defeasance and Covenant Defeasance

         The provisions of Section 1302, relating to defeasance and discharge of indebtedness, and Section 1303, relating to defeasance of certain restrictive covenants in the Indenture, will apply to the Debentures.

         Defeasance and Discharge. Pursuant to Section 1302, the Company will be discharged from all its obligations with respect to the Debentures (except for certain obligations to exchange or register the transfer of Debentures, to replace stolen, lost, or mutilated Debentures, to maintain paying agencies, and to hold moneys for payment in trust) upon satisfaction of certain conditions, including the deposit in trust for the benefit of the Holders of Debentures of money or U.S. Government Obligations, or both, which, through the payment of principal and interest in respect thereof in accordance with their terms, will provide money in an amount sufficient to pay the principal of and any premium and interest on the Debentures on the respective Stated Maturities or on any Redemption Date established for the Debentures in accordance with the terms of the Indenture and such Debentures. Such defeasance or discharge may occur only if, among other things, the Company has delivered to the Trustee an Opinion of Counsel to the effect that the Company has received from, or there has been published by, the Internal Revenue Service a ruling, or there has been a change in tax law, in either case to the effect that Holders of the Debentures will not recognize gain or loss for federal income tax purposes as a result of such deposit, defeasance, and discharge and will be subject to federal income tax on the same amount, in the same manner, and at the same times as would have been the case if such deposit, defeasance, and discharge were not to occur. (Sections 1302 and 1304).

         Defeasance of Certain Covenants. Pursuant to Section 1303, if certain conditions are satisfied, the Company may omit to comply with certain restrictive covenants in the Indenture, and the occurrence of certain Events of Default, which are described above in clause (d) (with respect to such restrictive covenants) under "Events of Default," will be deemed not to be or result in an Event of Default and the provisions of Article Fourteen relating to subordination will cease to be effective, in each case with respect to the Debentures. The Company, in order to exercise such option, will be required to deposit, in trust for the benefit of the Holders of the Debentures, money or U.S. Government Obligations, or both, which, through the payment of principal and interest in respect thereof in accordance with their terms, will provide money in an amount sufficient to pay the principal of and any premium and interest on the Debentures on the respective Stated Maturities or on any Redemption Dates established for the Debentures in accordance with the terms of the Indenture and the Debentures. The Company will also be required, among other things, to deliver to the Trustee an Opinion of Counsel to the effect that Holders of the Debentures will not recognize gain or loss for federal income tax purposes as a result of such deposit and defeasance of certain obligations and will be subject to federal income tax on the same amount, in the same manner, and at the same times as would have been the case if such deposit and defeasance were not to occur. In the event the Company exercised this option with respect to the Debentures and the Debentures were declared due and payable because of the occurrence of any Event of Default, the amount of money and U.S. Government Obligations so deposited in trust would be sufficient to pay amounts due on the Debentures at the time of their respective Stated Maturities, but may not be sufficient to pay amounts due on the Debentures upon any acceleration resulting from such Event of Default. In such case, the Company would remain liable for such payments. (Sections 1303 and 1304).

Satisfaction and Discharge

         The Indenture will also be deemed to be satisfied and discharged, except as to certain limited provisions, as to Debentures that have become due and payable or will become due and payable at their Stated Maturity within one year from the date of determination or are to be called for redemption within one year under arrangements satisfactory to the Trustee, but only if the Company deposits money in an amount sufficient to pay the entire principal, premium, and interest to the date of deposit (as to Debentures that have become due and payable) or to the Stated Maturity or Redemption Date, as the case may be, and certain other conditions are satisfied. (Section 401). See also "Defeasance and Covenant Defeasance."

Notices

         Notices to Holders of Debentures will be given by mail to the addresses of such Holders as they may appear in the Security Register. (Sections 101 and 106).

Title

         The Company, the Trustee, and any agent of the Company or the Trustee may treat the Person in whose name a Debenture is registered as the absolute owner thereof (whether or not such an Debenture may be overdue) for the purpose of making payment and for all other purposes. (Section 308).

Governing Law

         The Indenture and the Debt Securities will be governed by, and construed in accordance with, the law of the State of Arizona (Section 112).

Regarding the Trustee

         The Trustee under the Indenture is Harris Trust and Savings Bank. The Company maintains normal banking arrangements with the Trustee, which include the use of an affiliated company, Harris Trust Company of California, as the transfer agent for the Common Stock. In addition, Harris Trust and Savings Bank acts as trustee for the Company's securitization transactions.

                          DESCRIPTION OF CAPITAL STOCK

         The Company is a Delaware corporation and its affairs are governed by its Certificate of Incorporation and Bylaws and the Delaware General Corporation Law. The following description of the Company's capital stock, which is complete in all material respects, is qualified in its entirety by reference to the provisions of the Company's Certificate of Incorporation and Bylaws, as amended.

         The authorized capital stock of the Company consists of 100,000,000 shares of Common Stock, par value $.001 per share, and 10,000,000 shares of Preferred Stock, par value $.001 per share. As of February 14, 2000, approximately 14,906,152 shares of Common Stock were issued and outstanding. As of February 14, 2000, there were no issued and outstanding shares of Preferred Stock.

Common Stock

         Holders of Common Stock are entitled to one vote for each share held of record on all matters on which stockholders are entitled to vote. Holders of Common Stock do not have cumulative voting rights, and therefore holders of a majority of the shares voting for the election of directors can elect all of the directors. In such event, the holders of the remaining shares will not be able to elect any directors.

         Holders of Common Stock are entitled to receive such dividends as may be declared from time to time by the Board of Directors out of funds legally available therefor. The Company does not anticipate paying cash dividends in the foreseeable future. See "Dividend Policy." In the event of liquidation, dissolution, or winding up of the Company, the holders of Common Stock are entitled to share ratably in any corporate assets remaining after payment of all debts, subject to any preferential rights of any outstanding Preferred Stock.

         Holders of Common Stock have no preemptive, conversion, or redemption rights and are not subject to further calls or assessments by the Company. All of the outstanding shares of Common Stock are validly issued, fully paid, and nonassessable.

Preferred Stock

         The Board of Directors of the Company has the authority, without further action by the Company's stockholders, to issue from time to time up to 10,000,000 shares of Preferred Stock in one or more series and to fix the number of shares, designations, voting powers, preferences, optional and other special rights, and the restrictions or qualifications thereof. The rights, preferences, privileges, and restrictions or qualifications of different series of Preferred Stock may differ with respect to dividend rates, amounts payable on liquidation, voting rights, conversion rights, redemption provisions, sinking fund provisions, and other matters. The issuance of Preferred Stock could: (i) decrease the amount of earnings and assets available for distribution to holders of Common Stock; (ii) adversely affect the rights and powers, including voting rights, of holders of Common Stock; and (iii) have the effect of delaying, deferring, or preventing a change in control of the Company.


               EXECUTIVE OFFICER AND DIRECTOR BENEFICIAL OWNERSHIP

         The following  table shows the beneficial  ownership of common stock of the Company by the Company's executive officers and directors as of February 14,
2000:
--------------------- --------------------------------------- ------------------------------------- ------------------
                      Name of Beneficial Owner,  Address and  Amount  and  Nature  of   Beneficial  Percent of
Title of Class        Other Information (1)                   Ownership (#)(2)(3)                   Class (2)(3)
--------------------- --------------------------------------- ------------------------------------- ------------------
Common Stock          Ernest C.  Garcia II,  Chairman of the           4,500,000  Direct                     32%
                      Board   and   5%    Owner,    indirect             294,500  Indirect
                      ownership  consists of 136,500  shares              20,000  Vested Options
                      held by The Garcia Family  Foundation,         -----------
                      Inc.,     an     Arizona     nonprofit           4,814,500  Total
                      corporation,  and 158,000  shares held         ===========
                      by Verde, an affiliate of Mr. Garcia.
--------------------- --------------------------------------- ------------------------------------- ------------------
Common Stock          Gregory   B.    Sullivan,    Director,              50,800  Direct                   2.35%
                      President and Chief Executive Officer                    0  Indirect
                                                                         307,800  Vested Options
                                                                         358,600  Total
--------------------- --------------------------------------- ------------------------------------- ------------------
Common Stock          Steven   T.    Darak,    Senior   Vice             140,000  Direct                    1.1%
                      President - Chief Financial Officer                      0  Indirect
                                                                         _28,999  Vested Options
                                                                         168,999  Total
--------------------- --------------------------------------- ------------------------------------- ------------------
Common Stock          Donald   L.   Addink,    Senior   Vice              98,000  Direct                    *
                      President - Treasurer                                    0  Indirect
                                                                         _18,700  Vested Options
                                                                         116,700  Total
--------------------- --------------------------------------- ------------------------------------- ------------------
Common Stock          Steven   A.   Tesdahl,   Senior   Vice              14,565  Direct                    *
                      President   and   Chief    Information                   0  Indirect
                      Officer                                             20,000  Vested Options
                                                                          ------
                                                                          34,565  Total

--------------------- --------------------------------------- ------------------------------------- ------------------
Common Stock          Jon  D.  Ehlinger,   Vice   President,               2,000  Direct
                      Secretary and General Counsel                            0  Indirect
                                                                          _3,500  Vested Options
                                                                          _5,500  Total
--------------------- --------------------------------------- ------------------------------------- ------------------
Common Stock          Christopher D. Jennings, (4)                         6,444  Direct                    *
                      Director, indirect ownership of a                   19,833  Indirect
                      warrant to purchase 19,833 shares of                 5,000  Vested Options
                      our common stock held on behalf of                  ------
                      Mr. Jennings by Cruttenden Roth, an                 31,277  Total
                      investment banking firm and previous                ======
                      employer of Mr. Jennings. The
                      warrants are convertible into our
                      common stock at any time through June
                      21, 2001 at an exercise price of
                      $9.45 per share and are fully vested
--------------------- --------------------------------------- ------------------------------------- ------------------
                                       39

--------------------- --------------------------------------- ------------------------------------- ------------------
                      Name of Beneficial Owner,  Address and  Amount  and  Nature  of   Beneficial  Percent of
Title of Class        Other Information (1)                   Ownership (#)(2)(3)                   Class (2)(3)
--------------------- --------------------------------------- ------------------------------------- ------------------

Common Stock          John N. MacDonough, (4) Director,                    4,444  Direct                    *
                      indirect ownership consists of shares                  100  Indirect
                      of our common stock acquired by Mr.                  5,000  Vested Options
                      MacDonough's son.                                    -----
                                                                           9,544  Total
                                                                           =====

--------------------- --------------------------------------- ------------------------------------- ------------------
Common Stock          Frank P. Willey,(4),(5) Director                    27,144  Direct                    *
                                                                               0  Indirect
                                                                           5,000  Vested Options
                                                                          ------
                                                                          32,144  Total
                                                                          ======
--------------------- --------------------------------------- ------------------------------------- ------------------

* Represents less than one percent of the outstanding common stock.

(1)    Unless otherwise noted, the address of each of the listed  beneficial owners of our common stock is 2525 East Camelback Road,
       Suite 500, Phoenix, Arizona 85016.

(2)    "Vested  Options" are options that the holder can exercise as of April 13, 2000.  These  options were issued under either the
       Company's Long Term Incentive Plan, Director's Stock Option Plan or 1998 Executive Incentive Plan and their related terms and conditions, including vesting schedules.

(3)    Shares of the Company's common stock that are subject to options, warrants or other rights which are currently exercisable or exercisable  as of April 13, 2000 are treated as  outstanding  for purposes of computing the percentage of the person holding the option,  warrant or other right,  but are not treated as  outstanding  for computing the  percentage of any other person.
       Except as indicated in footnote (4) below,  the amounts and  percentages  are based upon  14,906,152  shares of the Company's common stock outstanding as of February 14, 2000, net of shares the Company holds in treasury.

(4)    The total and direct ownership for each independent board member includes 4,444 shares of the Company's common stock that the
       Company granted under its Director Plan. The Company granted and issued shares having a value of $30,000 on or about the date of grant (i.e.,  4,444 shares of common  stock) to each  independent  board  member upon his  appointment  or election to the
       Company's board in June 1996.  Under the Director Plan, these shares generally vest over a 3-year period at an annual rate of
       33%, beginning on the first anniversary date after the grant date (June 1996).

(5)    Possible indirect  ownership of shares of Ugly Duckling acquired by Fidelity  National  Financial,  Inc., an affiliate of Mr.
       Willey. Mr. Willey disclaims beneficial ownership of such shares.

              CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

General

         The following discussion summarizes certain United States federal income tax consequences associated with the Exchange Offer and the ownership of Debentures. The discussion is intended only as a summary and does not purport to be a complete analysis of all potential tax considerations that may be relevant in connection with the Exchange Offer. The discussion is based upon the Internal Revenue Code of 1986, as amended to the date hereof (the "Code"), existing and proposed United States Treasury regulations promulgated thereunder, current administrative pronouncements and judicial decisions, changes to any of which could materially affect the continued validity of the discussion herein and could be made on a retroactive basis. No rulings will be sought from the Internal Revenue Service with respect to the treatment of the Exchange Offer and no assurance may be given that contrary positions may not be taken by the Internal Revenue Service or by a court of law.

Scope

         The discussion relating to stockholders who participate in the Exchange Offer addresses only stockholders who are "United States persons" and who hold Shares as capital assets within the meaning of Section 1221 of the Code, and does not address all of the tax consequences that may be relevant to particular stockholders in light of their personal circumstances, or to certain types of stockholders (such as certain financial institutions, dealers in securities or commodities, insurance companies, tax-exempt organizations, persons who acquired Shares as compensation and persons who hold Shares as a position in a "straddle" or as a part of a "hedging" or "conversion" transaction for United States federal income tax purposes). In the context of the discussion pertaining to the Debentures, the discussion describes certain tax consequences applicable only to original holders of the Debentures. The discussion does not include any description of the tax laws of any state, local, or non-U.S. government that may be applicable to a particular stockholder. As used herein, a "United States person" means (i) a citizen or resident of the United States, (ii) a corporation, partnership or other entity created or organized in or under the laws of the United States, any State or any political subdivision thereof, (iii) an estate the income of which is subject to United States federal income taxation regardless of its source, or (iv) a trust if a court within the United States is able to exercise primary supervision of the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust.

         THE SUMMARY DISCUSSION SET FORTH HEREIN IS INCLUDED FOR GENERAL INFORMATION ONLY. THE TAX CONSEQUENCES OF AN EXCHANGE OF SHARES FOR DEBENTURES PURSUANT TO THE EXCHANGE OFFER MAY VARY DEPENDING UPON, AMONG OTHER THINGS, THE PARTICULAR SITUATION AND CIRCUMSTANCES OF THE TENDERING STOCKHOLDER. ALL
STOCKHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS TO DETERMINE THE SPECIFIC FEDERAL, STATE, LOCAL, FOREIGN AND OTHER TAX CONSEQUENCES OF EXCHANGES MADE BY THEM PURSUANT TO THE EXCHANGE OFFER, INCLUDING THE EFFECT OF THE STOCK OWNERSHIP ATTRIBUTION RULES DESCRIBED HEREIN.

Certain Federal Income Tax Consequences to Tendering Stockholders

     Characterization of the Exchange

         An exchange of Shares for Debentures by a stockholder pursuant to the Exchange Offer will be a taxable transaction for United States federal income tax purposes. The United States federal income tax consequences of such exchange to a Stockholder may vary depending upon the Stockholder's particular facts and circumstances. Depending on such facts and circumstances, the exchange will be treated as either a sale or a distribution for United States federal income tax purposes.

         Under Section 302 of the Code, an exchange of Shares for Debentures pursuant to the Exchange Offer will be treated as a "sale or exchange" of such Shares for United States federal income tax purposes (rather than as a deemed distribution by the Company with respect to Shares continued to be held (or deemed to be held) by the tendering stockholder) if the receipt of Debentures upon such exchange (i) is "substantially disproportionate" with respect to the stockholder, (ii) results in a "complete termination" of the stockholder's interest in the Company, or (iii) is "not essentially equivalent to a dividend" with respect to the stockholder. These tests (the "Section 302 Tests") are explained more fully below. See "Section 302 Tests" below.

         If any of the Section 302 Tests is satisfied and the exchange of the tendered Shares for Debentures is, therefore, treated as a "sale or exchange" of such Shares for United States federal income tax purposes, the tendering stockholder will recognize capital gain or loss equal to the difference between
(a) the "issue price" of the Debentures received by the stockholder and (b) the stockholder's adjusted tax basis in the Shares exchanged pursuant to the Exchange Offer. For a discussion of the "issue price" of the Debentures, see "Issue Price of Debentures - Defined" below. Such capital gain or loss will generally be long-term capital gain or loss if the tendering stockholder held the tendered Shares for more than 12 months. Under current law, any such gain or loss recognized by individuals, trusts or estates will be subject to a maximum 20 percent federal tax rate if the Shares have been held for more than 12 months.

         If none of the Section 302 Tests is satisfied, then, to the extent of the Company's current and accumulated earnings and profits (as determined for federal income tax purposes), the tendering stockholder will generally be treated as having received a dividend taxable as ordinary income in an amount equal to the fair market value of the Debentures (determined as of the date of the Exchange) received by the stockholder pursuant to the Exchange Offer (without reduction for the adjusted tax basis of the Shares tendered pursuant to the Exchange Offer), no loss will be recognized, and (subject to reduction as described below for corporate stockholders eligible for the dividends-received deduction), the tendering stockholder's adjusted tax basis in the Shares exchanged pursuant to the Exchange Offer will be added to such stockholder's adjusted tax basis in the stockholder's remaining Shares, if any. If a tendering stockholder does not retain any Shares, such stockholder may lose tax basis entirely. If the exchange of Shares by a stockholder is not treated as a sale or exchange for federal income tax purposes, the amount (if any) by which the fair market value of the Debentures exceeds the current or accumulated earnings and profits of the Company (as determined for federal income tax purposes) will be treated, first, as a nontaxable return of capital to the extent of the stockholder's basis in the Shares, and thereafter, as taxable capital gain.

     Constructive Ownership of Stock

         In determining whether any of the Section 302 Tests is satisfied, a stockholder must take into account not only the Shares which are actually owned by the stockholder, but also Shares which are constructively owned by the stockholder by reason of the attribution rules contained in Section 318 of the Code. Under Section 318 of the Code, a stockholder may be treated as owning (i) Shares that are actually owned, and in some cases constructively owned, by certain related individuals or entities in which the stockholder owns an interest, or, in the case of stockholders that are entities, by certain individuals or entities that own an interest in the stockholder and (ii) Shares which the stockholder has the right to acquire by exercise of an option or a conversion right contained in another instrument held by the stockholder.

     Section 302 Tests

         One of the following tests must be satisfied in order for the exchange of Shares pursuant to the Exchange Offer to be treated as a sale or exchange for federal income tax purposes.

a. Substantially Disproportionate Test. The exchange of Shares for Debentures by a stockholder will be "substantially disproportionate" if the percentage of the outstanding Shares actually and constructively owned by the stockholder immediately following the exchange of Shares pursuant to the Exchange Offer (treating as not being outstanding all Shares exchanged pursuant to the Exchange Offer) is less than 80% of the percentage of the outstanding Shares actually and constructively owned by such stockholder immediately before the exchange of Shares pursuant to the Exchange Offer (treating as outstanding all Shares exchanged pursuant to the Exchange Offer). Stockholders should consult their own tax advisors with respect to the application of the "substantially disproportionate" test to their particular situation and circumstances.

b. Complete Termination Test. The exchange of Shares for Debentures will be a "complete termination" of a stockholder's interest in the Company if either (i) all of the Shares actually and constructively owned by the stockholder are exchanged pursuant to the Exchange Offer or (ii) all of the Shares actually owned by the stockholder are exchanged pursuant to the Exchange Offer and, with respect to the Shares constructively owned by the stockholder which are not exchanged pursuant to the Exchange Offer, the stockholder is eligible to waive (and effectively waives) constructive ownership of all such Shares under procedures described in
       Section 302(c) of the Code. Stockholders considering making such a waiver should do so in consultation with their own tax advisors.

c. Not Essentially Equivalent to a Dividend Test. Even if the exchange of Shares for Debentures fails to result in satisfaction of the "substantially disproportionate" test and the "complete termination" test, a stockholder may nevertheless satisfy the "not essentially equivalent to a dividend" test if the stockholder's exchange of Shares pursuant to the Exchange Offer results in a "meaningful reduction" in the stockholder's proportionate interest in the Company. Whether the receipt of Debentures by a stockholder who exchanges Shares pursuant to the Exchange Offer will be "not essentially equivalent to a dividend" will depend upon the stockholder's particular facts and circumstances. The Internal Revenue Service has indicated in published revenue rulings that even a small reduction in the proportionate interest of a small minority stockholder in a publicly held corporation who exercises no control over corporate affairs may constitute such a "meaningful reduction." The Internal Revenue Service held, for example, in Rev. Rul. 76-385, 1976-2 C.B. 92, that a reduction in the percentage ownership interest of a stockholder in a publicly held corporation from .0001118% to .0001081% (a reduction of only 3.3% in the stockholder's prior percentage ownership interest) would constitute a "meaningful reduction." Stockholders expecting to rely on the "not essentially equivalent to a dividend" test should consult their own tax advisors as to its application to their particular situation and circumstances.

         The Company cannot predict whether or to what extent the Exchange Offer will be oversubscribed. If the Exchange Offer is oversubscribed, proration of the tenders pursuant to the Exchange Offer will cause the Company to accept fewer Shares than are tendered. Therefore, a stockholder can be given no assurance that a sufficient number of such stockholder's Shares will be exchanged pursuant to the Exchange Offer to ensure that such exchange will satisfy one or more of the Section 302 Tests and be treated as a sale or exchange rather than as a dividend, for United States federal income tax purposes pursuant to the rules discussed above.

         Contemporaneous dispositions or acquisitions of Shares by a stockholder or related individuals or entities may be deemed to be part of a single integrated transaction which will be taken into account in determining whether any of the Section 302 Tests has been satisfied in connection with Shares exchanged pursuant to the Exchange Offer. Thus, for example, if a stockholder sells Shares to persons other than the Company at or about the time such stockholder also exchanges Shares pursuant to the Exchange Offer, and the various sales effected by the stockholder are part of an overall plan to reduce or terminate such stockholder's proportionate interest in the Company, then the sales to persons other than the Company may, for United States federal income tax purposes, be integrated with the stockholder's exchange of Shares pursuant to the Exchange Offer and, if integrated, should be taken into account in determining whether the holder satisfies any of the Section 302 Tests described above.

     "Issue Price" of Debentures Defined

         If the Debentures are listed on the AMEX at any time during the period ending 30 days after the Exchange, the "issue price" of the Debentures will be the fair market value of the Debentures as of the date of the Exchange. In determining the fair market value of the Debentures as of the date of the Exchange, the Company intends to rely on the trading value of the Debentures on the AMEX on such date if the Debentures are traded on the AMEX on such date. In the absence of trading of the Debentures on the date of the Exchange, the

Company intends to rely on other evidence probative of the fair market value of the Debentures as of such date to determine the "issue price" of the Debentures in such situation.

         If the Debentures are not listed on the AMEX at any time during the period ending 30 days after the Exchange but the Shares are listed on NASDAQ at any time during the 60-day period ending 30 days after the Exchange, the "issue price" of the Debentures will be the fair market value of the Shares on the date of the Exchange.

         If the Debentures are not listed on the AMEX and the Shares are not listed on NASDAQ, each within the applicable time periods described above, the "issue price" of the Debentures will be the "stated redemption price at maturity" of the Debentures (generally the face amount of the Debentures) unless either (i) the Debentures do not bear "adequate stated interest" within the meaning of Section 1274 of the Code, which is unlikely or (ii) also unlikely, the Debentures are issued in a so-called "potentially abusive situation" as defined in the Treasury Regulations under Section 1274 of the Code, in which case the "issue price" of the Debentures would be the present value of all payments to be made on the Debentures, discounted at the applicable federal rate.

         Because a tendering stockholder will receive no cash pursuant to the Exchange Offer, a stockholder will need to use other cash resources of the stockholder to satisfy any tax liabilities arising from an exchange of Shares for Debentures.

         Tendering stockholders seeking information regarding the actual "issue price" of the Debentures in determining the tax consequences associated with their exchange of Shares for Debentures may contact the Company. Further, on or before January 31, 2001, the Company will furnish or cause to be furnished to tendering stockholders IRS Form 1099 which will reflect the "issue price" of the Debentures and certain additional information. Tendering stockholders who do not qualify for sale or exchange treatment in connection with an exchange of Shares for Debentures and who will, as a consequence thereof, recognize dividend income in connection with the Exchange Offer are advised that if the Debentures are not listed on the AMEX at any time within the 30 day period following the Exchange, the amount of dividend income could exceed the "issue price" of the Debentures.

         STOCKHOLDERS CONTEMPLATING AN EXCHANGE OF DEBENTURES FOR SHARES ARE URGED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE SECTION 302 TESTS, INCLUDING THE EFFECT OF THE ATTRIBUTION RULES AND THE POSSIBILITY THAT A SUBSTANTIALLY CONTEMPORANEOUS SALE OF SHARES TO PERSONS OTHER THAN THE COMPANY MAY ASSIST IN SATISFYING ONE OR MORE OF THE SECTION 302 TESTS, AS WELL AS THE SPECIFIC FEDERAL, STATE, LOCAL, FOREIGN AND OTHER TAX CONSEQUENCES OF EXCHANGES MADE BY THEM PURSUANT TO THE EXCHANGE OFFER.

     Corporate Stockholder Dividend Treatment

         If an exchange of Shares pursuant to the Exchange Offer by a corporate stockholder is treated as a dividend, the corporate stockholder (other than an S corporation) may be entitled to claim the dividends-received deduction (generally 70%, but 80% under certain circumstances) with respect to the gross dividend under Section 243 of the Code, subject to applicable limitations. With respect to specific limitations on claiming the dividends-received deduction, corporate stockholders should consider the effect of Section 246(c) of the Code, which disallows the dividends-received deduction with respect to any dividend on any share of stock that is held for 45 days or less during the 90-day period beginning on the date which is 45 days before the date on which such share becomes ex-dividend with respect to such dividend. For this purpose, the length of time a taxpayer is deemed to have held stock may be reduced by periods during which the taxpayer's risk of loss with respect to the stock is diminished by reason of the existence of certain options or other hedging transactions.
Additionally, corporate stockholders that have incurred indebtedness directly attributable to an investment in Shares should consider the effect of Section 246A of the Code which reduces the dividends-received deduction by a percentage generally computed based on the amount of such indebtedness and the stockholder's total adjusted tax basis in the Shares.

         In addition, any amount received by a corporate stockholder pursuant to the Exchange Offer that is treated as a dividend may constitute an
"extraordinary dividend" under Section 1059 of the Code. Accordingly, a corporate stockholder may be required under Section 1059(a) of the Code to reduce its adjusted tax basis (but not below zero) in its Shares by the non-taxed portion of the extraordinary dividend (i.e. the portion of the dividend for which a deduction is allowed), and, if such portion exceeds the stockholder's adjusted tax basis in its Shares, to treat the excess as gain from the sale of such Shares in the year in which the dividend is received. These basis reductions and gain recognition rules would be applied by taking account only the stockholder's adjusted tax basis in the Shares that were exchanged, without regard to other Shares that the stockholder may continue to own. CORPORATE STOCKHOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE APPLICATION OF SECTION 1059 OF THE CODE TO THE EXCHANGE OFFER AND ANY DIVIDENDS WHICH MAY BE TREATED AS PAID WITH RESPECT TO SHARES EXCHANGED PURSUANT TO THE EXCHANGE OFFER.

Certain Federal Income Tax Consequences to Prospective Holders of Debentures

     Interest on the Debentures -- General

         With respect to stockholders who exchange Shares for Debentures in the Exchange Offer, stated interest on the Debentures will be taxable as ordinary interest income at the time such amounts are accrued or received in accordance with the holder's method of accounting for United States federal income tax purposes.

         Depending  upon  a  stockholder's  particular  circumstances,  the  tax consequences of holding Debentures may be less advantageous than the consequences of holding Shares because, for example, interest payments on the Debentures will not be eligible for any dividends-received deduction that might otherwise be available to corporate stockholders, if dividends were issued with respect to the Shares.

     Original Issue Discount on Debentures

         If the "stated redemption price at maturity" of the Debentures exceeds the "issue price" of the Debentures by more than a de minimis amount (0.25% of the "stated redemption price at maturity" multiplied by the number of years to maturity), the Debentures will be treated as having original issue discount ("OID") to the extent of such excess.

         The "stated redemption price at maturity" of the Debentures will equal the total of all payments under the Debentures, other than payments of "qualified stated interest." "Qualified stated interest" generally is stated interest that is unconditionally payable in cash or other property (other than an additional debt instrument of the issuer) at least annually at a single fixed rate. Stated interest on the Debentures will be treated as "qualified stated interest" for this purpose.

         The "issue price" of the Debentures is defined generally above under the caption "Issue Price of Debentures - Defined."

         Accordingly, depending upon the determination of the actual "issue price" of the Debentures, the Debentures may have significant OID.

     Taxation of Original Issue Discount on Debentures - General

         If the Debentures have OID, each holder of a Debenture will be required to include in gross income an amount equal to the sum of the "daily portions" of the OID for all days during the taxable year in which such holder holds or is deemed to hold the Debenture regardless of the holder's method of accounting and even though the cash to which such income is attributable may not be received until the sale, redemption, or maturity of the Debenture. The daily portions of OID required to be included in a holder's gross income in a taxable year will be determined under a constant yield method by allocating to each day during the taxable year in which the holder holds or is deemed to hold the Debenture a pro rata portion of the OID thereon which is attributable to the accrual period in which such day is included. The amount of the OID attributable to each accrual period will be the "adjusted issue price" of the Debenture at the beginning of such accrual period multiplied by the "yield to maturity" of the Debenture (properly adjusted for the length of the accrual period). The adjusted issue price of a Debenture at the beginning of an accrual period will be the original "issue price" of the Debenture plus the aggregate amount of OID that accrued in all prior accrual periods, less any cash payments on the Debenture. The "yield to maturity" is the discount rate that, when used in computing the present value of all principal and interest payments to be made under the Debentures, produces an amount equal to the "issue price" of the Debentures.

         The Company will cause to be furnished annually to the Internal Revenue Service and to record holders of the Debentures information relating to the OID, if any, accruing during the calendar year.

     Acquisition Premium

         A debt instrument is considered "purchased" at an "acquisition premium" if its adjusted tax basis immediately after the purchase is (i) less than or equal to the sum of all amounts payable on the instrument after the purchase (other than payments of "qualified stated interest") and (ii) greater than the instrument's "issue price." An exchange of Shares for Debentures pursuant to the Exchange Offer will be considered a "purchase" of the Debentures for this purpose. Thus, for example, a Debenture will be considered purchased at an "acquisition premium" if (a) the exchange of Shares for Debentures is not treated as a "sale or exchange" of the Shares under the Section 302 Tests and
(b) the fair market value of the Debentures (and hence the adjusted tax basis) as of the date of the Exchange of the Shares exceeds the "issue price" of the Debentures.

         If a Debenture is purchased at an "acquisition premium," the holder may, pursuant to Section 1272(a)(7) of the Code, reduce the amount of OID includable as gross income each day by a fraction (a) the numerator of which is the excess of (1) the adjusted basis of the Debenture immediately after its purchase over (2) the adjusted "issue price" of the Debenture, and (b) the denominator of which is the excess of (1) the sum all amounts payable on the Debenture (other than "qualified stated interest") over (2) the adjusted "issue price" of the Debenture. But for such reduction in the amount of OID includable in gross income, the sum of the holder's adjusted tax basis of the Debentures (immediately after the Exchange) and the amount of OID would exceed the "stated redemption price at maturity" of the Debentures.

     Election

         A U.S. holder of a Debenture may elect to treat all interest that accrues on a Debenture as OID and calculate the amount includable in gross income under the constant yield method described above. See "Taxation of Original Issue Discount or Debentures - General" above. For purposes of this election, interest includes stated interest, OID, de minimis OID, market discount, de minimis market discount, as adjusted (as relevant) for acquisition premium. The election is to be made for the taxable year in which the holder acquires the Debenture, and may not be revoked without the consent of the Internal Revenue Service.

         BECAUSE THE RULES GOVERNING OID MAY REQUIRE HOLDERS OF DEBENTURES TO PAY SIGNIFICANT FEDERAL INCOME TAXES ON INCOME IN ADVANCE OF RECEIPT OF THE CASH ATTRIBUTABLE TO SUCH INCOME, STOCKHOLDERS CONTEMPLATING AN EXCHANGE OF SHARES FOR DEBENTURES PURSUANT TO THE EXCHANGE OFFER ARE URGED TO CONSULT THEIR OWN TAX ADVISORS REGARDING OID, THE RELEVANCE OF ACQUISITION PREMIUM AND THE ADVANTAGES AND DISADVANTAGES OF ALL RELEVANT ELECTIONS.

     Market Discount

         If the "issue price" of a Debenture exceeds the holder's adjusted tax basis in the Debentures at the time of the exchange of Shares for Debentures, the Debenture will be considered issued with "market discount" unless such excess is less than a specified de minimis amount. Under the market discount rules, a holder of a market discount Debenture will be required to treat any principal payment on the Debenture or any gain on a sale, exchange or other disposition of the Debenture as ordinary income to the extent of the market discount which has not previously been included in income and is treated as having accrued on the Debenture at the time of such payment or disposition.

Additionally, a holder of such a Debenture may be required to defer, until the maturity of the Debenture or its earlier disposition in a taxable transaction, the deduction of all or a portion of the interest expense on any indebtedness incurred or continued to purchase or carry the Debenture.

         Any market discount will be considered to accrue ratably during the period from the date of the Exchange to the maturity date of the Debenture unless the holder elects to accrue on a constant yield basis.

         A holder may elect to include market discount in income as its accrues (on either a ratable or a constant yield method), in which case the rule described above regarding deferral of interest deductions will not apply. The election to include market discount in income currently, once made, applies to all market discount obligations acquired on or after the first taxable year to which the election applies and may not be revoked without the consent of the Internal Revenue Service.

         A Department of Treasury legislative proposal would require accrual basis taxpayers to include market discount in income as it accrues. The holder's yield for purposes of determining market discount in such case would be limited to the greater of (a) the original yield-to-maturity of the debt instrument plus five (5) percentage points or (b) the applicable Federal rate at the time the holder acquired the debt instrument plus five (5) percentage points. The proposal would be effective for debt instruments acquired on or after the date of enactment.

         BECAUSE OF THE SIGNIFICANCE OF THE RULES REGARDING MARKET DISCOUNT, STOCKHOLDERS CONTEMPLATING AN EXCHANGE OF SHARES FOR DEBENTURES ARE URGED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE RELEVANCE OF MARKET DISCOUNT.

     Redemption or Sale of Debentures

         Generally, any redemption (including the payment of the principal on the Debentures) or sale of the Debentures by a holder will result in taxable gain or loss equal to the difference between the sum of the amount of cash and the fair market value of the other property received (except to the extent attributable to accrued but previously untaxed interest) and the holder's adjusted tax basis in the Debentures. A holder's initial tax basis in the Debentures will be increased by any OID with respect to the Debentures included in the holder's income prior to sale or redemption of the Debentures and will be reduced by any cash payments other than payments of "qualified stated interest."

         Except to the extent attributable to accrued but previously untaxed interest and except with respect to "accrued market discount" (See "Market Discount" above), such gain or loss (if any) will generally be long-term capital gain or loss if the holder's holding period for the Debentures exceeds twelve months and if the Debenture is held as a capital asset by the holder.

     Backup Withholding

         Backup  withholding  at a rate of 31% may apply to interest  (including
OID) payments and the proceeds from a redemption of the Debentures unless the holder (i) is a corporation or comes within certain other exempt categories and demonstrates such fact or (ii) provides a correct taxpayer identification number, certifies as to no loss of exemption from backup withholding, and otherwise complies with all applicable requirements of the backup withholding rules. The backup withholding tax is not an additional tax and may be credited against a holder's United States federal income tax liability provided that correct information is provided to the Internal Revenue Service. Stockholders may furnish their correct taxpayer identification number and otherwise comply with the backup withholding rules by completing and returning the Substitute Form W-9, included as a part of the Letter of Transmittal.

Tax Consequences to Company

         The Company will recognize no gain or loss in connection with the acquisition of Shares in exchange for Debentures.

                                                                   Exhibit T3E.2



                             LETTER OF TRANSMITTAL

                                    To Tender
                                       Of

                            UGLY DUCKLING CORPORATION
            Pursuant to the Offering Circular Dated February 22, 2000

--------------------------------------------------------------------------------
                        THE EXCHANGE OFFER WILL EXPIRE AT
                         5:00 P.M., NEW YORK CITY TIME,
                       ON MARCH 21, 2000, UNLESS EXTENDED.
--------------------------------------------------------------------------------

                               The Exchange Agent:
                          Harris Trust and Savings Bank

                By Mail                               By Facsimile                   By Hand/Overnight Delivery:
     Harris Trust and Savings Bank            Harris Trust and Savings Bank         Harris Trust and Savings Bank
        c/o Harris Trust Company                 c/o Harris Trust Company              c/o Harris Trust Company
              of New York                              of New York                           of New York
          Wall Street Station                          212-701-7636                         88 Pine Street
             P.O. Box 1010                   Confirm Receipt of Facsimile By                  19th Floor
     New York, New York 10268-1010              Telephone to 212-701-7624             New York, New York 10005
              ----------                               ----------                            ----------

              Delivery of this Instrument to an address other than
            as set forth above does not constitute a valid delivery.

         This Letter of Transmittal is to be completed by holders of Common Stock of Ugly Duckling Corporation either if Certificates representing Shares of Common Stock ("Common Stock Certificates") are to be forwarded herewith or if delivery of Common Stock is to be made by book-entry transfer to the account maintained by the Exchange Agent at The Depository Trust Company ("DTC") pursuant to the procedures set forth in the Offering Circular under "The
Exchange Offer -- How to Tender." Stockholders whose Common Stock Certificates are not immediately available or who cannot transmit their Common Stock Certificates (or confirm a book-entry transfer of such Common Stock into the Exchange Agent's account at DTC) and transmit any other documents required hereby to the Exchange Agent so that they are received prior to the Expiration Time (as defined in the Exchange Offer) must tender their Common Stock according to the guaranteed delivery procedures set forth in the Offering Circular under "The Exchange Offer -- How to Tender." See Instruction 2 to this Letter of Transmittal.

[ ] CHECK HERE IF COMMON STOCK IS BEING DELIVERED BY BOOK-ENTRY TRANSFER MADE TO THE ACCOUNT MAINTAINED BY THE EXCHANGE AGENT AT DTC AND COMPLETE THE FOLLOWING (ONLY PARTICIPANTS IN DTC MAY DELIVER COMMON STOCK BY BOOK-ENTRY TRANSFER):

         Name of Tendering Institution _________________________________________

         DTC Account Number  ___________________________________________________

         Transaction Code Number _______________________________________________

[ ] CHECK HERE IF THE COMMON STOCK IS BEING DELIVERED PURSUANT TO A NOTICE OF GUARANTEED DELIVERY PREVIOUSLY SENT TO THE EXCHANGE AGENT.

         Name(s) of Registered Holder(s)________________________________________

         Window Ticket No. (if any)_____________________________________________

         Date of Execution of Notice of Guaranteed Delivery_____________________

         Name of Institution which Guaranteed Delivery__________________________

----------------------------------------------------------------------------------------------------------------------
                      DESCRIPTION OF COMMON STOCK TENDERED
----------------------------------------------------------------------------------------------------------------------
-------------------------------------------- -------------------------------------------------------------------------
   Name(s) and Address(es) of Holder(s)                               Common Stock Tendered
        (Please fill in, if blank)                            (Attach additional list, if necessary)
-------------------------------------------- -------------------------------------------------------------------------
-------------------------------------------- ----------------------- ---------------------------- --------------------
                                                  Certificate         Total Shares Represented     Number of Shares
                                                  Number(s) *             by Certificate(s)           Tendered**
                                                                                                  --------------------
                                             ----------------------- ---------------------------- --------------------

                                                                                                  --------------------
                                             ----------------------- ---------------------------- --------------------

                                                                                                  --------------------
                                             ----------------------- ---------------------------- --------------------

                                                                                                  --------------------
                                             -------------------------------------------------------------------------
                                             Total Number of Shares Tendered
-------------------------------------------- -------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------
*Need not be completed by  Stockholders  who deliver  Common Stock by book-entry transfer.
**Unless  otherwise  indicated,  the  total  number  of  shares  represented  by
   Certificate will be deemed to have been tendered.
----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------


----------------------------------------------------------------------------------------------------------------------
                          EXCHANGE RATIO FOR DEBENTURES
----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------
 $11.00  PRINCIPAL  AMOUNT  OF 11%  SUBORDINATED  DEBENTURES  DUE 2007  (BEARING
INTEREST AT 11% PER ANNUM FROM THE DATE OF ISSUE  PAYABLE  SEMIANNUALLY  ON EACH
APRIL 15 AND OCTOBER 15,  COMMENCING  APRIL 15, 2000,  UNTIL THE  DEBENTURES ARE
PAID
                     IN FULL) FOR EACH SHARE OF COMMON STOCK
----------------------------------------------------------------------------------------------------------------------


------------------------------------------------------------ -- -------------------------------------------------------
                     SPECIAL ISSUANCE                                              SPECIAL DELIVERY
                       INSTRUCTIONS                                                  INSTRUCTIONS
              (See Instructions 8, 9 and 11)                                (See Instructions 8, 9 and 11)
                                                                -------------------------------------------------------
------------------------------------------------------------ -- -------------------------------------------------------
     To be completed  ONLY if Common Stock not exchanged To be completed ONLY if
Common  Stock  not  and/or  Debentures  are to be issued in the name of and sent exchanged and/or  Debentures issued in the name of the to someone other than the undersigned: undersigned are to be sent to someone other than the undersigned or to the  undersigned at an address other
                                                                than that shown above.
                                                                -------------------------------------------------------
------------------------------------------------------------ -- -------------------------------------------------------

Issue and Send                                                  Mail
                                                                -------------------------------------------------------
------------------------------------------------------------ -- -------------------------------------------------------
to:                                                             to:
                                                                -------------------------------------------------------
------------------------------------------------------------ -- -------------------------------------------------------
Name                                                            Name
    -----------------------------------------------------
                           (Please Print)                                                  (Please Print)
Address                                                         Address
       --------------------------------------------------


                                                 Zip Code                                                  Zip Code

         Tax Identification or Social Security No.

------------------------------------------------------------


--------------------------------------------------------------------------------
                             STOCKHOLDERS SIGN HERE
                               (See instruction 1)


________________________________________________________________________________


                            Signature(s) of Owner(s)
Dated: ________________________________

         Must be signed by holder(s) as name(s) appear(s) on Common Stock Certificate(s) or by person(s) authorized to become holder(s) by endorsements and other documents transmitted. If signature is by trustee, executor, administrator, guardian, officer or other person acting in a fiduciary or representative capacity, please set forth full title. See Instruction 8.

Name(s) ________________________________________________________________________

________________________________________________________________________________
                                  Please Print

Capacity _______________________________________________________________________

Address ________________________________________________________________________


                                Include Zip Code

Area Code and Tel. No. _________________________________________________________

Tax Identification or Social Security No. ______________________________________

                               SIGNATURE GUARANTEE
                         (If required by Instruction 8)

Authorized Signature ___________________________________________________________

Name of Firm ___________________________________________________________________
                                  Please Print

Dated:______________________________
--------------------------------------------------------------------------------

                            IMPORTANT TAX INFORMATION

         Under the federal income tax law, a Stockholder whose tendered Common Stock is accepted for exchange is required to provide the Exchange Agent with such Stockholder's correct TIN on Substitute Form W-9. If such Stockholder is an individual, the TIN is his social security number. If the Exchange Agent is not provided with the correct TIN, the Stockholder may be subject to a $50 penalty imposed by federal law. In addition, payments with respect to the Debentures

(including interest) may be subject to backup withholding of 31%. Backup withholding is not an additional tax. Rather, the federal income tax liability of persons subject to backup withholding may be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund may be obtained.

         Certain   holders  of  securities   (including,   among   others,   all
corporations and certain foreign individuals) are not subject to backup withholding. In order for a foreign person to qualify as an exempt recipient, that Stockholder must attest under penalties of perjury to that person's exempt status. Other exempt recipients can establish their exemptions from backup withholding in the manner described in the enclosed Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

Purpose of Substitute Form W-9

         To prevent backup withholding on payments that are made to a Stockholder with respect to Debentures acquired pursuant to the Exchange Offer, the Stockholder is required to notify the Exchange Agent of his correct TIN (or that such Stockholder is awaiting a TIN) by completing and signing the Substitute Form W-9.

What Number to Give the Exchange Agent

         The Stockholder is required to give the Exchange Agent the TIN of the record owner of the Common Stock. If the Common Stock is in more than one name or is not in the name of the actual owner, consult the enclosed "Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9" for additional guidance on which number to report. If "Special Issuance Instructions" above have been completed, the TINs of the person(s) in whose name the Debentures are to be registered and the payee of the check for fractional interests, as specified therein, are required to be given to the Exchange Agent.

--------------------------------------------------------------------------------
                               SUBSTITUTE FORM W-9

               PAYER'S REQUEST FOR TAXPAYER IDENTIFICATION NUMBER

   (Please read Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 ("Guidelines") before completing this form)

               AFTER COMPLETING THE FORM, RETURN TO EXCHANGE AGENT
--------------------------------------------------------------------------------
Name (If joint names, list first and circle name of the person or entity whose number you enter in Part I below.)
--------------------------------------------------------------------------------
Address
--------------------------------------------------------------------------------
City, State, and ZIP Code
--------------------------------------------------------------------------------
Part I   Taxpayer Identification Number            Part II    For Payees Exempt
                                                              From Backup
                                                              Withholding (See
                                                              Guidelines)
------------------------- ------------------------------------------------------
---------------------------------------------- ------------------------------ --
Enter your taxpayer identification number in the appropriate box. For individuals, this is your social security number. However, if you are a resident alien OR a sole proprietor, see Guidelines. For other entities, it is your employer identification number. If you do not have a number, see Guidelines.



Note: If the account is in more than one name, see Guidelines for instructions on whose number to enter.

----------------------------------------------
---------------------------------------------- ------------------------------
                             Social security number
----------------------------------------------
----------------------------------------------

----------------------------------------------
---------------------------------------------- ------------------------------
                                                            or
---------------------------------------------- ------------------------------
----------------------------------------------
                             Employer identification
                                               number
----------------------------------------------
----------------------------------------------

---------------------------------------------- -- -- -- ---- --- --- -- --- -
---------------------------------------------- ------------------------------

---------------------------------------------- ------------------------------ --
------------------------------ -------------------------------------------------
Part III  Certification
------------------------------ -------------------------------------------------
--------------------------------------------------------------------------------

Under penalties of perjury, I certify that:

(1) The number shown on this form is my correct taxpayer identification number (or I am waiting for a number to be issued to me) and

(2) I am not subject to backup withholding because (a) I am exempt from backup withholding, or (b) I have not been notified by the Internal Revenue Service (the "IRS") that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding.

Certification Instructions - You must cross out item (2) above if you have been notified by the IRS that you are currently subject to backup withholding because you have failed to report all interest or dividends on your tax return.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

Sign here
--------------------------------------------------------------------------------

Ladies and Gentlemen:

         The Common Stockholder(s) whose signature(s) appear(s) hereon (the "Stockholder") hereby tenders to Ugly Duckling Corporation, Inc., a Delaware corporation (the "Company"), Common Stock pursuant to the Company's offer as contained in the Offering Circular dated February 22, 2000 (the "Exchange Offer"), receipt of which is hereby acknowledged, and in this Letter of Transmittal (which together constitute the "Offer"), in exchange for 11% Subordinated Debentures due 2007 (the "Debentures") on the basis of $11.00 principal amount of Debentures for each Share of Common Stock. Capitalized terms not defined herein have the meanings set forth in the Offering Circular,

         Upon the terms and subject to the conditions of the Exchange Offer, the Stockholder deposits with you the above-described Common Stock. The Stockholder hereby sells, assigns and transfers to, or upon the order of, the Company all right, title and interest in and to such Shares of Common Stock as are being tendered hereby (and any and all shares of capital stock or other securities issued or issuable in respect of such Common Stock) after the acceptance for exchange of such Shares of Common Stock. The Stockholder hereby irrevocably constitutes and appoints the Exchange Agent the true and lawful agent and attorney-in-fact of the Stockholder (with full knowledge that such Exchange Agent also acts as the agent of the Company) with respect to such Shares of Common Stock and any such securities with full power of substitution (such power of attorney being deemed to be an irrevocable power coupled with an interest) to
(a) deliver such Shares of Common Stock or transfer ownership of such Shares of Common Stock on the account books maintained by DTC, together in either case with all accompanying evidences of transfer and authenticity to or upon the order of the Company upon receipt by the Exchange Agent as the Stockholder's agent of the Debentures in the exchange ratio specified above for exchange and
(b) receive all benefits (including without limitation, all interest, shares and other securities resulting from any distribution, combination or exchange involving such Shares of Common Stock) and otherwise exercise all rights of beneficial ownership of such Shares of Common Stock and any such securities, all in accordance with the terms of the Exchange Offer.

         The Stockholder hereby represents and warrants that the Stockholder has full power and authority to tender, sell, assign and transfer the Shares of Common Stock tendered hereby (and such shares of capital stock or other securities issued in respect thereof) and that the Company will acquire good and unencumbered title thereto, free and clear of all liens, restrictions, charges and encumbrances and not subject to any adverse claim when the same are purchased by the Company. The Stockholder will, upon request, execute and deliver any additional documents deemed by the Exchange Agent or the Company to be necessary or desirable to complete the sale, assignment and transfer of the Shares of Common Stock and any such securities tendered hereby.

         All authority herein conferred or agreed to be conferred shall survive the death or incapacity of the Stockholder and every obligation of the Stockholder hereunder shall be binding upon the heirs, personal representatives, successors and assigns of the Stockholder. Except as stated in the Offering Circular, this tender is irrevocable.

         The Stockholder understands that the tender of Common Stock pursuant to any one of the procedures described under in the Offering Circular under "The Exchange Offer -- How to Tender" and in the instructions hereto will constitute an agreement between the Stockholder and the Company upon the terms and subject to the conditions of the Exchange Offer.

         Unless otherwise indicated in the box entitled "Special Issuance Instructions," please deliver Debentures (and, if applicable, Common Stock not exchanged in an over-subscription) registered in the name of the Stockholder to the Stockholder. Similarly, unless otherwise indicated in the box entitled "Special Delivery Instructions," please send Debentures (and, if applicable, Common Stock not exchanged in an over-subscription) to the Stockholder at the address shown below the signature of the Stockholder. The Stockholder recognizes that the Company has no obligation pursuant to the Special Issuance Instructions to transfer any Common Stock from the name of the registered holder thereof if the Company accepts none of the Common Stock for exchange.

                                  INSTRUCTIONS

         Forming Part of the Terms and Conditions of the Exchange Offer

1. Delivery of Letter of Transmittal and Common Stock. Common Stock Certificates (or confirmation of a book-entry transfer of such Common Stock into the Exchange Agent's account at DTC), together with a properly completed and duly executed Letter of Transmittal or manually signed facsimile thereof, or an Agent's Message, in the case of a book-entry transfer, and any other documents required by this Letter of Transmittal should be transmitted to the Exchange Agent at the appropriate address set forth herein and must be received by the Exchange Agent prior to the Expiration Time (as defined in the Offering Circular).

2. Guarantee of Delivery. Stockholders who cannot deliver their Common Stock Certificates and all other required documents to the Exchange Agent by the Expiration Time must tender their Common Stock pursuant to the guaranteed delivery procedure set forth in the Offering Circular under "The Exchange Offer -- How to Tender." Pursuant to such procedure: (a) such tender must be made by or through an Eligible Institution; (b) a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form provided by the Company, must be received by the Exchange Agent prior to the Expiration Time; and (c) the Common Stock Certificates evidencing all tendered Common Stock in proper form for tender, or a confirmation of a book-entry transfer into the Exchange Agent's account at DTC of all Common Stock delivered electronically, in each case together with a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof), with any required signature guarantees (or, in the case of a book-entry transfer, an Agent's Message), and any other documents required by this Letter of Transmittal, must be received by the Exchange Agent within three Nasdaq National Market trading days of the date of execution of such Notice of Guaranteed Delivery, all as provided in the Offering Circular under "The Exchange Offer - How to Tender."

         Issuance of Debentures in exchange for Common Stock tendered and accepted for exchange pursuant to the Exchange Offer will be made only against timely deposit of Common Stock Certificates (or confirmation of a book entry transfer of such Common Stock into the Exchange Agent's account at DTC), a properly completed and duly executed Letter of Transmittal, or an Agent's Message, in the case of a book-entry transfer, and any other required documents.

3. Method of Delivery of Letter of Transmittal and Certificates. The method of delivery of this Letter of Transmittal, the Common Stock Certificates (or confirmation of a book-entry transfer of such Common Stock into the Exchange Agent's account at DTC), and any other required documents is at the option and risk of the Stockholder but, except as otherwise provided in Instruction 2 above, the delivery will be deemed made only when actually received by the Exchange Agent. If such delivery is by mail, it is suggested that registered mail with return receipt requested, properly insured, be used.

4. No Conditional Tenders. The Company is not obligated to accept any alternative, conditional, irregular or contingent tenders.

5. Inadequate Space. If the space provided in the box entitled "Description of Common Stock Tendered" of this Letter of Transmittal is inadequate, the Common Stock Certificate numbers and number of shares should be listed on a separate signed schedule to be affixed hereto.

6. Partial Tenders. Issuance of Debentures in exchange for Shares of Common Stock will be made only against deposit of tendered Shares of Common Stock. If less than the entire number of Shares of Common Stock evidenced by a submitted Common Stock Certificate is tendered, the tendering Stockholder should fill in the number of Shares of Common Stock tendered in the appropriate boxes above entitled "Number of Shares Tendered." The Exchange Agent will then issue and send to the tendering holder (unless otherwise requested by the holder under "Special Issuance Instructions" and "Special Delivery Instructions" in this Letter of Transmittal), a newly issued Common Stock Certificate for Shares of Common Stock submitted but not tendered, together with any tendered Shares of Common Stock that were not accepted for exchange because of proration or otherwise. The entire number of all Shares of Common Stock deposited with the Exchange Agent will be deemed to have been tendered unless otherwise indicated.

         Tendered Shares of Common Stock not accepted for exchange by the Company, including as a result of proration, if any, will be returned without expense to the tendering holder of such Shares of Common Stock (or, in the case of the Shares of Common Stock tendered by book-entry transfer into the Exchange Agent's account at DTC, such Shares of Common Stock will be credited to an account maintained at DTC) as promptly as practicable following the Expiration Time, subject to delays, if any, resulting from proration.

7. Denominations. The Debentures will be issued only in denominations of $1.00 and any integral multiple thereof.

8. Signatures on Letter of Transmittal and Endorsements; Guarantee or Signatures. If the Letter of Transmittal is signed by the holder of the Common Stock tendered hereby, the signature must correspond with the name as written on the face of the Common Stock Certificates without alteration, enlargement or any change whatsoever.

         If the Shares of Common Stock tendered hereby are owned of record by two or more joint owners, all such owners must sign this Letter of Transmittal.

         When this Letter of Transmittal is signed by the holder or holders of the Common Stock Certificates transmitted hereby, no endorsement of Common Stock Certificates is required. If, however, the Debentures are to be issued, or the Common Stock reissued to someone other than the registered holder, then endorsements of Common Stock Certificates transmitted hereby are required. Signatures on such Certificates must be guaranteed by an Eligible Institution.

         If this Letter of Transmittal is signed by a person other than the holder or holders of the Common Stock Certificates tendered hereby, the Common Stock Certificates must be endorsed and signed exactly as the name or names of the holder or holders appear on the Common Stock Certificates. Signatures on such Certificates must be guaranteed by an Eligible Institution.

         If this Letter of Transmittal or any Common Stock Certificates are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing, and proper evidence satisfactory to the Company of their authority so to act must be submitted.

         Signatures on Common Stock Certificates required by this Instruction 8 must be guaranteed by an Eligible Institution.

         Signatures on this Letter of Transmittal need not be guaranteed by an Eligible Institution, provided the Common Stock Certificates are tendered (i) by a holder of such Shares who has not completed the box entitled "Special Issuance Instructions" or "Special Delivery Instructions" on this Letter of Transmittal or (ii) for the account of an Eligible Institution.

9. Transfer Taxes. The Company will pay any transfer taxes applicable to the transfer of Common Stock to it or its order pursuant to the Exchange Offer. If, however, delivery of Debentures is to be made to, or is to be registered or issued in the name of any person other than the holder of the Common Stock tendered hereby, or if the Common Stock tendered hereby is registered in the name of any person other than the person signing this Letter of Transmittal, or if for any other reason other than the transfer of Common Stock to the Company or its order pursuant to the Exchange Offer a transfer tax is imposed, the amount of any such transfer taxes (whether imposed on the holder or any other person) will be payable by the tendering Stockholder. If satisfactory evidence of payment of such taxes or exemption therefrom is not submitted herewith, the amount of such transfer taxes due will be billed directly to such tendering Stockholder.

         Except as provided in this Instruction 9, it will not be necessary for transfer tax stamps to be affixed to the Common Stock Certificates listed in this Letter of Transmittal.

10. Substitute Form W-9. The tendering Stockholder is required to provide the Exchange Agent with a correct Taxpayer Identification Number ("TIN") on
Substitute Form W-9, unless an exemption applies. Failure to provide the information on the form may subject the tendering Stockholder to backup withholding tax of 31% on payments with respect to the Debentures (including interest). If the tendering Stockholder has not been issued a TIN and has applied for a number, the tendering Stockholder should write "Applied for" on the face of the Substitute Form W-9. If the Exchange Agent is not provided with a TIN within 60 days, the Exchange Agent will withhold 31% of all such payments until a TIN is provided to the Exchange Agent. See "Important Tax Information" on the enclosed "Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9" for additional information concerning Substitute Form W-9 and 31% backup withholding, including information on exemptions from backup withholding.

11. Special Issuance and Delivery Instructions. If Debentures and/or Shares of Common Stock and/or a check for payment for fractional interests in respect of Debentures are to be issued in the name of or delivered to a person other than the signer of the Letter of Transmittal or to an address other than that shown above, the appropriate boxes on the Letter of Transmittal should be completed.

12. Waiver of Conditions. The Company reserves the absolute right to waive any of the specified conditions in the Exchange Offer in the case of any Shares of Common Stock tendered.

13. Requests for Assistance or Additional Copies. Requests for assistance or additional copies of the Offering Circular and the Letter of Transmittal may be directed to the Information Agent at the address and telephone number set forth below or to your broker, dealer, commercial bank or trust company.

         IMPORTANT: This Letter of Transmittal or a manually signed facsimile thereof (together with Common Stock Certificates or confirmation of a book-entry transfer of such Common Stock into the account of the Exchange Agent at The Depository Trust Company) and all other required documents must be received by the Exchange Agent or a Notice of Guaranteed Delivery must be received by the Exchange Agent, prior to the Expiration Time, all as defined in the Offering Circular.

                            THE INFORMATION AGENT IS:

                               CORPORATE INVESTOR
                              COMMUNICATIONS, INC.
                                111 Commerce Road
                        Carlstadt, New Jersey 07072-2586
                                -----------------
                            Toll Free: 1-877-977-6192

                                                                    Exhibit 99.7

                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM T-1

                            Statement of Eligibility
                      Under the Trust Indenture Act of 1939
                                   of a Corporation Designated to Act as Trustee

                Check if an Application to Determine Eligibility of a Trustee Pursuant to Section 305(b)(2) ______

                          HARRIS TRUST AND SAVINGS BANK
                                (Name of Trustee)
        Illinois                                         36-1194448
(State of Incorporation)                    (I.R.S. Employer Identification No.)

                 111 West Monroe Street, Chicago, Illinois 60603
                    (Address of principal executive offices)

                  Megan Carmody, Harris Trust and Savings Bank,
                311 West Monroe Street, Chicago, Illinois, 60606
                    312-461-6030 phone 312-461-3525 facsimile
           (Name, address and telephone number for agent for service)

                            UGLY DUCKLING CORPORATION
                                  (Note Issuer)
         Delaware                                        86-0721358
 (State of Incorporation)                   (I.R.S. Employer Identification No.)

                       2525 E. Camelback Road, Suite 1150
                              Phoenix Arizona 85016
                    (Address of principal executive offices)


                      11% Subordinated Debentures due 2007
                         (Title of indenture securities)

1.     GENERAL INFORMATION. Furnish the following information as to the Trustee:

       (a) Name and address of each examining or supervising authority to which it is subject.

                  Commissioner of Banks and Trust Companies, State of Illinois, Springfield, Illinois; Chicago Clearing House Association, 164 West Jackson Boulevard, Chicago, Illinois; Federal Deposit Insurance Corporation, Washington, D.C.; The Board of Governors of the Federal Reserve System,Washington, D.C.

         (b)  Whether it is authorized to exercise corporate trust powers.

                  Harris Trust and Savings Bank is authorized to exercise corporate trust powers.

2. AFFILIATIONS WITH OBLIGOR. If the Obligor is an affiliate of the Trustee, describe each such affiliation.

                  The Obligor is not an affiliate of the Trustee.

 3. thru 15.

                  NO RESPONSE NECESSARY

16.      LIST OF EXHIBITS.

         1. A copy of the articles of association of the Trustee as now in effect which includes the authority of the trustee to commence business and to exercise corporate trust powers.

              A copy of the Certificate of Merger dated April 1, 1972 between Harris Trust and Savings Bank, HTS Bank and Harris Bankcorp, Inc. which constitutes the articles of association of the Trustee as now in effect and includes the authority of the Trustee to commence business and to exercise corporate trust powers was filed in connection with the Registration Statement of Louisville Gas and Electric Company, File No. 2-44295, and is incorporated herein by reference.

         2.   A copy of the existing by-laws of the Trustee.

              A copy of the existing by-laws of the Trustee was filed in connection with the Registration Statement of Commercial Federal Corporation, File No. 333-20711, and is incorporated herein by reference.

         3.   The consents of the Trustee required by Section 321(b) of the Act.

                  (included as Exhibit A on page 2 of this statement)

       4. A copy of the latest report of condition of the Trustee published pursuant to law or the requirements of its supervising or examining authority.

                  (included as Exhibit B on page 3 of this statement)

                                    SIGNATURE


Pursuant to the requirements of the Trust Indenture Act of 1939, the Trustee, HARRIS TRUST AND SAVINGS BANK, a corporation organized and existing under the laws of the State of Illinois, has duly caused this statement of eligibility to be signed on its behalf by the undersigned, thereunto duly authorized, all in the City of Chicago, and State of Illinois, on the 17th day of February, 2000.

HARRIS TRUST AND SAVINGS BANK


By:      /S/ MEGAN CARMODY
         -----------------
         Megan Carmody
         Assistant Vice President

EXHIBIT A

The consents of the trustee required by Section 321(b) of the Act.

Harris Trust and Savings Bank, as the Trustee herein named, hereby consents that reports of examinations of said trustee by Federal and State authorities may be furnished by such authorities to the Securities and Exchange Commission upon request therefor.

HARRIS TRUST AND SAVINGS BANK


By:      /S/ MEGAN CARMODY
         -----------------
         Megan Carmody
         Assistant Vice President

EXHIBIT B
Attached is a true and correct copy of the statement of condition of Harris Trust and Savings Bank as of September 30, 1999, as published in accordance with a call made by the State Banking Authority and by the Federal Reserve Bank of the Seventh Reserve District.

                               [HARRIS BANK LOGO]


                                                                                                            THOUSANDS
                                             ASSETS                                                        OF DOLLARS
Cash and balances due from depository institutions:
              Non-interest bearing balances and currency and coin....................                      $1,139,804
              Interest bearing                                                                               $223,943
balances............................................................................
Securities:.........................................................................
a.  Held-to-maturity securities                                                                                    $0
b.  Available-for-sale securities                                                                          $5,773,313
Federal funds sold and securities purchased under agreements to resell                                       $148,650
Loans and lease financing receivables:
              Loans and leases, net of unearned                                            $9,752,500
income..............................................................................
              LESS:  Allowance for loan and lease                                            $111,660
losses..............................................................................
                                                                                          ------------

              Loans and leases, net of unearned income, allowance, and reserve
              (item 4.a minus                                                                              $9,640,840
4.b)................................................................................
Assets held in trading                                                                                       $193,520
accounts............................................................................
Premises and fixed assets (including capitalized leases).............................                        $271,847
Other real estate                                                                                                $339
owned...............................................................................
Investments in unconsolidated subsidiaries and associated companies..................                              $0
Customer's liability to this bank on acceptances outstanding.........................                         $44,067
Intangible                                                                                                   $245,968
assets...............................................................................
Other                                                                                                      $1,328,114
assets...............................................................................
                                                                                                          -----------

TOTAL ASSETS                                                                                              $19,010,405
                                                                                                          ===========


                                           LIABILITIES
Deposits:
     In domestic                                                                                           $9,579,731
offices.............................................................................
              Non-interest                                                                $2,953,755
bearing..........................................................................
              Interest                                                                    $6,625,976
bearing.............................................................................
     In foreign offices, Edge and Agreement subsidiaries, and                                              $1,396,781
IBF's................................
              Non-interest                                                                   $21,682
bearing..........................................................................
              Interest                                                                    $1,375,099
bearing.............................................................................
Federal funds purchased and securities sold under agreements to repurchase in domestic offices of the bank and of its Edge and Agreement subsidiaries, and in IBF's:
Federal funds purchased & securities sold under agreements to repurchase..........                         $3,951,113
Trading Liabilities                                                                                            91,252
Other borrowed
money:............................................................................                         $1,978,203
a.  With remaining maturity of one year or less                                                                    $0
b.  With remaining maturity of more than one year
Bank's liability on acceptances executed and outstanding                                                      $44,067
Subordinated notes and                                                                                       $225,000
debentures.......................................................................
Other                                                                                                        $481,642
liabilities......................................................................
                                                                                                          --------------

TOTAL LIABILITIES                                                                                          $17,747,789
                                                                                                          ==============

                                         EQUITY CAPITAL
Common                                                                                                        $100,000
stock............................................................................
Surplus..........................................................................                             $609,913
a.  Undivided profits and capital reserves.......................................                             $657,705
b.  Net unrealized holding gains (losses) on available-for-sale securities                                  ($105,002)
                                                                                            ----------------------------

TOTAL EQUITY CAPITAL                                                                                        $1,262,616
                                                                                            ============================

Total liabilities, limited-life preferred stock, and equity                                                $19,010,405
capital......................................
                                                                                            ============================



       I, Christy Wipper, Vice President of the above-named bank, do hereby declare that this Report of Condition has been prepared in conformance with the instructions issued by the Board of Governors of the Federal Reserve System and is true to the best of my knowledge and belief.

                            CHRISTY WIPPER 10/26/99

       We, the undersigned directors, attest to the correctness of this Report of Condition and declare that it has been examined by us and, to the best of our knowledge and belief, has been prepared in conformance with the instructions issued by the Board of Governors of the Federal Reserve System and the Commissioner of Banks and Trust Companies of the State of Illinois and is true and correct.

                  ALAN G. McNALLY,
                  EDWARD W. LYMAN,
                  LEO M. HENIKOFF
                  Directors.
                                        4